Form 10-K405, Exhibit 13
period 1996-12-31
DNB FINANCIAL CORP /PA/
filed 1997-03-26
CIK 713671

DNB FINANCIAL CORPORATION AND SUBSIDIARY

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                                                                     At or For the Year Ended December 31
                                                        1996          1995           1994          1993           1992
RESULTS OF OPERATIONS
Interest income..................................     $ 15,162       $ 13,996      $ 11,699       $ 11,643      $ 14,199
Interest expense.................................        6,459          5,788         4,209          4,974         6,991
                                                      --------       --------      --------       --------      --------

Net interest income..............................        8,703          8,208         7,490          6,669         7,208
Provision for possible loan losses...............           --             --            --             63         2,986
Non-interest income .............................          896            814           900          1,060           680
Non-interest expense.............................        6,623          6,983         7,070          6,731         6,939
                                                      --------       --------      --------       --------      --------

Income (loss) before income taxes................        2,976          2,039         1,320            935        (2,037)
Income tax expense ..............................          658            169            --            234            --
                                                      --------       --------      --------       --------      --------

Net income (loss)................................      $ 2,318        $ 1,870       $ 1,320          $ 701      $ (2,037)
                                                       =======        =======       =======          =====      ========


FINANCIAL CONDITION
Total assets.....................................     $207,128       $188,781      $166,268       $168,561      $183,093
Loans, less unearned income......................      121,573        117,886       112,925        104,868       112,610
Allowance for possible loan losses...............        5,112          5,515         5,645          6,000         6,100
Deposits ........................................      178,424        165,009       150,926        156,412       170,696
Stockholders' equity.............................       16,216         14,355        12,556         11,302        10,601

PER SHARE DATA*
Net income (loss)................................      $ 3.35         $ 2.71         $ 1.91        $ 1.01        $ (2.95)
Cash dividends declared..........................        0.52           0.18           0.09            --             --
Book value.......................................       23.45          20.76          18.16         16.35          15.33
Shares outstanding...............................     691,422        691,422        691,422       691,422        691,422

SELECTED RATIOS
Return on average stockholders' equity...........       15.35%         14.01%         11.17%         6.40%        (18.15)%
Return on average assets.........................        1.18           1.04           0.78          0.41          (1.10)
Average equity to average assets.................        7.65           7.40           6.99          6.38           6.13
Loans to deposits................................       68.14          71.44          74.82         67.05          65.97
Dividend payout ratio............................       15.63           6.71           4.76            --             --

* Per share data and shares outstanding have been adjusted for stock dividends in 1996, 1995 and 1994.

                                                    Downingtown National Bank 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATION

      The following discussion provides an overview of the financial condition and results of operations of DNB Financial Corporation (the "Corporation" or "DNB") and its wholly owned subsidiary, Downingtown National Bank (the "Bank") and should be read in conjunction with the Corporation's consolidated financial statements presented elsewhere in this annual report.

                              RESULTS OF OPERATIONS

Summary of Performance

      In 1996, DNB continued to demonstrate strong growth in operating income.
Improved net interest income, increased non-interest income and lower expense ratios all contributed to the growth. For the year ended December 31, 1996, DNB reported net income of $2.3 million or $3.35 per share. This compares to a profit of $1.9 million or $2.71 per share in 1995 and a profit of $1.3 million or $1.91 per share in 1994. Earnings before taxes in 1996 increased 46% to $3.0 million from $2.0 million in 1995 and $1.3 million in 1994.

      Selective loan and deposit growth, along with a continued reduction in non-performing assets, helped improve net interest income for the third consecutive year. Net interest income for 1996 increased $495,000 to $8.7 million from $8.2 million in 1995 and $7.5 million in 1994. Non-performing assets declined $802,000 or 16% to $4.3 million in 1996 from $5.1 million in 1995.

      During 1996, non-interest income and non-interest expenses improved as DNB realized benefits from sales of other real estate owned, lower FDIC insurance premiums, reduced cost of information processing equipment and various cost savings measures instituted by management. Non-interest income increased $82,000 or 10% to $896,000 in 1996, compared to $814,000 in 1995 and $900,000 in 1994.
Non-interest expenses decreased $360,000 or 5% to $6.6 million in 1996 from $7.0 million in 1995 and $7.1 million in 1994.

      The following table sets forth selected quarterly financial data and earnings per share for the periods indicated. Per share data have been adjusted for the five percent (5%) stock dividends declared in 1996 and 1995.

Net Interest Income

      DNB's earnings performance is primarily dependent upon its level of net interest income, which is the excess of interest earned on loans, investments and Federal funds sold over interest expense on deposits and other borrowings.

                      CONSOLIDATED QUARTERLY FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                                                          1996                                        1995
                                            Fourth     Third   Second      First       Fourth     Third    Second     First
                                            Quarter   Quarter  Quarter    Quarter      Quarter   Quarter   Quarter   Quarter
Interest income.........................   $3,911     $3,856    $3,760    $3,635       $3,728     $3,548   $3,501     $3,219
Interest expense........................    1,679      1,645     1,572     1,563        1,609      1,515    1,416      1,248
                                           ------     ------    ------    ------       ------     ------   ------     ------

Net interest income.....................    2,232      2,211     2,188     2,072        2,119      2,033    2,085      1,971
Provision for possible loan losses......       --         --        --        --           --         --       --         --
Non-interest income.....................      274        238       191       193          205        203      197        209
Non-interest expense...................     1,660      1,613     1,642     1,708        1,706      1,611    1,866      1,800
                                           ------     ------    ------    ------       ------     ------   ------     ------

Income before income taxes..............      846        836       737       557          618        625      416        380
Income tax expense......................      230        185       140       103           94         75       --         --
                                           ------     ------    ------    ------       ------     ------   ------     ------
Net income..............................    $ 616    $   651   $   597   $   454      $   524    $   550  $   416    $   380
                                           ======     ======    ======    ======       ======     ======   ======     ======
Net income per share....................   $ 0.89     $ 0.94    $ 0.86    $ 0.66       $ 0.76     $ 0.80   $ 0.60     $ 0.55
                                           ======     ======    ======    ======       ======     ======   ======     ======
Dividends declared per share............   $ 0.14     $ 0.14    $ 0.14    $ 0.10       $ 0.05     $ 0.05   $ 0.05     $ 0.05
                                           ======     ======    ======    ======       ======     ======   ======     ======

4 Downingtown National Bank

      During 1996, net interest income increased $495,000 or 6% to $8.7 million from $8.2 million in 1995. As shown in the Rate/Volume Analysis below, the increase in net interest income during 1996 was due to the positive effects of changes in volume, and to a lesser degree by the changes in rates. The positive impact from volume was largely attributable to a $12.7 million increase in average investment securities as well as a $2.3 million increase in average Federal funds sold and a $1.3 million increase in average loans. The positive impact of these volume changes was considerably offset by average balance increases of $11.4 million and $3.9 million of time deposits and repurchase agreements, respectively. The positive impact from change in rates was due to an improved yield on investment securities. In addition, reduced rates on repurchase agreements and savings deposits also had a positive impact on net interest income.

      During 1995, net interest income increased $718,000 or 10% to $8.2 million from $7.5 million in 1994. The increase in net interest income during 1995 was largely attributable to the positive effects of changes in rate and to a lesser degree by the changes in volume. The positive impact from rates was attributable to an improved yield on the securities portfolio as short term securities matured and were reinvested at higher yields. In addition, the yield on the loan portfolio increased due to new originations at higher rates, a weighted average increased yield on prime and treasury-based loans and a reduction in the level of non-performing loans. The increased interest income due to rates was partially offset by an $893,000 increase in time deposits expense attributable to rates. The positive impact from volume was attributable to higher volumes of loans ($9.1 million on average) and securities ($4.0 million on average), offset by an increase in the volume of time deposits ($15.6 million on average) and repurchase agreements ($4.6 million on average).

      The following tables set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 1996 and 1995. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume) and (ii) changes in volume (change in volume multiplied by old rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                             RATE / VOLUME ANALYSIS
                             (Dollars in thousands)

                                                            1996 Versus 1995                      1995 Versus 1994
                                                              Change Due To                         Change Due To
                                                       Rate     Volume       Total          Rate       Volume      Total
Interest-earning assets:
   Loans.........................................     $ (47)      $ 119   $     72        $   447     $   807     $1,254
   Investment securities.........................       130         861        991            776         211        987
   Federal funds sold............................       (19)        122        103             92         (37)        55
                                                      -----       -----   --------        -------     -------     ------
      Total......................................      $ 64      $1,102     $1,166         $1,315     $   981     $2,296
                                                      -----       -----   --------        -------     -------     ------

Interest-bearing liabilities:
   NOW, money market and
      savings deposits...........................    $ (118)   $    (14)   $  (132)      $    (51)     $ (237)   $  (288)
   Time deposits.................................        --         628        628            893         724      1,617
   Federal funds purchased.......................        (1)         (4)        (5)             3          (4)        (1)
   Repurchase agreements.........................       (15)        195        180             14         236        250
                                                      -----       -----   --------        -------     -------     ------
      Total......................................      (134)        805        671            859         719      1,578
                                                      -----       -----   --------        -------     -------     ------
Net interest income .............................    $  198       $ 297      $ 495          $ 456       $ 262      $ 718
                                                      =====       =====   ========        =======     =======     ======

                                                    Downingtown National Bank 5

      The following table provides, for the periods indicated, information regarding: (i) DNB's average balance sheet; (ii) the total dollar amounts of interest income from interest-earning assets and the resulting average yields (tax-exempt yields have not been adjusted to a tax equivalent basis); (iii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iv) net interest income; (v) net interest rate spread; and (vi) net interest margin. Average balances were calculated based on daily balances. Nonaccrual loan balances are included in total loans. Loan fees are included in interest on total loans.

            AVERAGE BALANCES, RATES, AND INTEREST INCOME AND EXPENSE
                             (Dollars in thousands)

                                                                   Year Ended December 31
                                          1996                             1995                            1994
                               Average              Yield/     Average             Yield/      Average             Yield/
                               Balance   Interest    Rate      Balance   Interest   Rate       Balance   Interest   Rate
ASSETS
Interest-earning assets:
Investment securities:
   Taxable.................. $  61,394  $  4,179    6.81%     $ 48,683   $ 3,187    6.55%    $  44,623   $ 2,198     4.93%
   Tax-exempt...............        --        --      --             8         1    6.00            58         3     5.17
                                ------     -----    ----        ------     -----    ----        ------     -----     ----
Total securities............    61,394     4,179    6.81        48,691     3,188    6.55        44,681     2,201     4.93
Federal funds sold..........     7,888       426    5.40         5,604       323    5.76         7,235       267     3.69
Total loans.................   117,506    10,557    8.98       116,177    10,485    9.03       106,943     9,231     8.63
                                ------     -----    ----        ------     -----    ----        ------     -----     ----
Total interest-earning
   assets...................   186,788    15,162    8.12       170,472    13,996    8.21       158,859    11,699     7.36
Non-interest-earning
   assets...................    10,790                           9,776                          10,048
                              --------                        --------                        --------

Total assets ...............  $197,578                        $180,248                        $168,907
                              ========                        ========                        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   NOW, money market
      and savings deposits..  $ 74,189   $ 1,902    2.56%     $ 74,750   $ 2,035    2.72%     $ 83,419   $ 2,324     2.79%
   Time deposits............    74,485     4,111    5.52        63,104     3,483    5.52        47,501     1,865     3.93
                              --------   -------    ----      --------   -------    ----      --------   -------     ----
Total interest-bearing
   deposits.................   148,674     6,013    4.04       137,854     5,518    4.00       130,920     4,189     3.20
Federal funds purchased.....        52         3    5.77           118         8    6.78           174         9     5.17
Repurchase agreements.......     8,858       443    5.00         4,954       262    5.29           385        11     2.86
                              --------   -------    ----      --------   -------    ----      --------   -------     ----
Total interest-bearing
   liabilities..............   157,584     6,459    4.10       142,926     5,788    4.05       131,479     4,209     3.20
Demand deposits.............    23,473                          22,682                          24,654
Other liabilities...........     1,420                           1,295                             961
Stockholders' equity........    15,101                          13,345                          11,813
                              --------                        --------                        --------

Total liabilities and
   stockholders' equity ....  $197,578                        $180,248                        $168,907
                              ========                        ========                        ========
Net interest income.........             $ 8,703                         $ 8,208                         $ 7,490
                                         =======                         =======                         =======
Interest rate spread........                        4.02%                           4.16%                            4.16%
                                                    ====                            ====                             ====
Net interest margin.........                        4.66%                           4.81%                            4.71%
                                                    ====                            ====                             ====

6 Downingtown National Bank

Provision for Possible Loan Losses

      To provide for, or to absorb, potential losses inherent in the loan portfolio, DNB maintains an allowance for possible loan losses. To maintain an adequate allowance, management charges the provision for possible loan losses against income. Nominal provisions were made during the three years ended December 31, 1996, based on available information and continuing improvement in the quality of the loan portfolio. Effective workout strategies, a reduction in assets classified by internal loan review, and a substantial reduction in the level of non-performing assets, eliminated the need to make additional provisions. As a result of improved asset quality, the ratio of the allowance for possible loan losses to non-performing loans improved to 156% at December 31, 1996 from 129% at December 31, 1995 and 102% at December 31, 1994.

Non-Interest Income

      Total non-interest income includes service charges on deposit products; fees received by DNB's Trust and Investment Services Division; and other less significant sources of income such as fees for safe deposit box rentals, issuing travelers' checks and money orders, collecting bills for local municipalities and similar activities.

      Non-interest income was $896,000 in 1996, compared to $814,000 in 1995 and $900,000 in 1994. During 1996, DNB recognized net gains of $41,000 on the sale of other real estate owned ("OREO") and rental income of approximately $47,000 on OREO properties. The decline in 1995 was primarily attributable to a reduction in service charges on deposit accounts and other income.

      The Trust and Investment Services Division continues to increase its assets under management. Trust assets were $61.1 million, $52.6 million and $51.5 million at the end of 1996, 1995 and 1994, respectively. This increase, along with a higher fee schedule and increased estate settlements, contributed to revenues of $306,000, $298,000 and $286,000 during 1996, 1995 and 1994, respectively.

Non-Interest Expense

      Non-interest expense includes salaries & employee benefits, occupancy, FDIC insurance, professional & consulting fees as well as printing & supplies, insurance, advertising and other less significant expense items. During 1996, management continued to focus on controlling non-interest expenses by monitoring staffing levels, reviewing service contracts and implementing cost reduction methods throughout the Bank.

      Non-interest expenses were $6.6 million in 1996, compared to $7.0 million and $7.1 million in 1995 and 1994. This decline of $360,000 or 5% was due primarily to reduced FDIC insurance, furniture & equipment, professional & consulting, and other insurance expenses along with lower salaries & employee benefits and printing & supplies expense. Postage, occupancy and other expenses increased a combined $110,000, partially offsetting the decreases mentioned above.

      Salaries & employee benefits expense totaled $3.6 million in 1996, compared to $3.7 million in 1995 and $3.4 million in 1994. DNB operated with less full-time equivalent employees in 1996 than in 1995, primarily as a result of the introduction of Check Imaging in the third quarter of 1995. In addition, DNB recognized a $31,000 benefit from a hospitalization insurance rebate. The marginal increases in 1995 and 1994 were caused by normal merit increases and additional expenditures in benefit and incentive plans offered by DNB.

      FDIC insurance decreased $208,000 to $49,000 in 1996 compared to $256,000 and $441,000 in 1995 and 1994. The reduction in FDIC insurance premiums was the result of lower insurance rates due to the recapitalization by the Bank Insurance Fund ("BIF") as it reached its required level of 1.25% of BIF insured deposits in 1995.

      Furniture and equipment expense decreased $119,000 to $665,000 in 1996, compared to $783,000 and $807,000 in 1995 and 1994. Furniture and equipment expense for 1995 included the added cost of running dual processing systems for an extended testing period during several hardware and software conversions.

      Professional & consulting expense decreased approximately $41,000 to $317,000 in 1996, compared to $359,000 and $403,000 in 1995 and 1994.
Professional & consulting expense in 1995 included professional and legal services associated with DNB's Stock Option Plan as well as for costs associated with strategic planning. There were no such expenses in 1996. The decrease in 1995 from 1994 related to a reduced level of professional services for data processing and human resources.

      Insurance expenses, which include DNB's fidelity bond, commercial package, workers compensation and directors' & officers' liability coverages, decreased $52,000 to $111,000 in 1996, compared to $163,000 and $229,000 in 1995 and 1994.
Insurance expense continues

                                                   Downingtown National Bank 7
to decrease as DNB recognizes the full benefit from lower premium quotes obtained during 1995 and 1996.

      Other expenses include such items as OREO expense, satisfaction fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses increased $73,000 to $695,000 in 1996, compared to $622,000 and $641,000 in 1995 and 1994. The increase in this category was primarily caused by additional costs incurred to manage and insure DNB's OREO properties.

Income Taxes

      Income tax expense was $658,000 in 1996, $169,000 in 1995, and $0 in 1994.
DNB has deferred tax assets, largely attributable to the allowance for possible loan losses and alternative minimum tax credit carryforwards. These benefits reduced DNB's effective tax rate to 22%, 8% and 0% for the years ended December 31, 1996, 1995 and 1994, respectively.

                          FINANCIAL CONDITION ANALYSIS

Investment Securities

      DNB's investment portfolio consists of US agency securities, mortgage-backed securities issued by US Government agencies, commercial paper, certificates of deposit and other bonds and notes. In addition to generating revenue, DNB maintains the investment portfolio to manage interest rate risk, provide liquidity, provide collateral for borrowings and to diversify the credit risk of earning assets. The portfolio is structured to maximize DNB's net interest income given changes in the economic environment, liquidity position and balance sheet mix.

      Given the nature of the portfolio, and its generally high credit quality, management expects to realize all of its investment upon the maturity of such instruments, and believes that any market value decline is temporary in nature. Management determines the appropriate classification of securities at the time of purchase. Investment securities are classified as: (a) securities held to maturity ("HTM") based on management's intent and ability to hold them to maturity; (b) trading account ("TA") securities that are bought and held principally for the purpose of selling them in the near term; and (c) securities available for sale ("AFS").

      Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment assumptions, the need to increase regulatory capital or other similar requirements. Such securities generally are of high quality (treasuries, government agencies, etc.) with relatively short maturities. DNB does not necessarily intend to sell such securities, but has classified them as AFS to provide flexibility to respond to unforeseen changes in the economy.

      The Financial Accounting Standards Board ("FASB") released a special report in 1995 entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This guide contained a provision which allowed a one-time reclassification of securities previously classified as HTM to the AFS portfolio. Management believed that it was appropriate to take advantage of this reclassification opportunity since a bank's ability to manage overall risk is enhanced by having a larger AFS portfolio. Accordingly, DNB reclassified securities with a book value of $12.8 million and recognized unrealized gains of $103,000 and unrealized losses of $58,000 to the AFS portfolio on December 29, 1995.

      DNB's investment portfolio (HTM and AFS securities) totaled $70.6 million at December 31, 1996, up from $51.8 million at December 31, 1995. The increase was caused in part by the purchase of additional short term, fixed income securities, primarily funded through repurchase agreements and increases in time deposits.

      The following tables set forth information regarding the composition, stated maturity and average yield of DNB's investment security portfolio as of the dates indicated. The first two tables do not include amortization or anticipated prepayments on mortgage-backed securities. Callable US Government agency securities are placed at their stated maturity dates.

8 Downingtown National Bank

         INVESTMENT MATURITY SCHEDULE, INCLUDING WEIGHTED AVERAGE YIELD
                             (Dollars in thousands)

                                                                   Over 10 Years
                              Less than                             or No Stated
Held to Maturity                1 Year     1-5 Years   5-10 Years      Maturity       Total        Yield
US Government agency and
   corporations ..........        $501      $13,959      $16,837       $4,607      $35,904        7.0%
Mortgage-backed securities          --        1,612          795        4,904        7,311        6.6
Other securities .........       4,508          122           --        1,026        5,656        5.7
                                ------      -------      -------      -------      -------

Total ....................      $5,009      $15,693      $17,632      $10,537      $48,871
                                ======       ======         ====       ======      =======

Percent of portfolio .....          11%          32%          36%          21%         100%
                                ======       ======         ====       ======      =======

Weighted average yield ...         5.6%         6.7%         7.4%         6.4%       6.8%
                                ======       ======         ====       ======      =======


                                                                   Over 10 Years
                              Less than                             or No Stated
Available for Sale             1 Year     1-5 Years   5-10 Years      Maturity       Total        Yield

US Government agency and
  corporations ...........      $9,003       $4,492         $980         $499      $14,974        6.5%
Mortgage-backed securities          --        2,055           --        4,650        6,705        5.8
                                ------       ------         ----       ------      -------

Total ....................      $9,003       $6,547         $980       $5,149      $21,679
                                ======       ======         ====       ======      =======

Percent of portfolio .....          42%          30%           4%          24%         100%
                                ======       ======         ====       ======      =======

Weighted average yield ...         6.5%         6.1%         6.7%         6.0%         6.3%
                                ======       ======         ====       ======      =======


                      COMPOSITION OF INVESTMENT SECURITIES
                             (Dollars in thousands)

                                                                                       December 31
                                                                        1996                                1995
                                                                Held to      Available             Held to       Available
                                                               Maturity      for Sale             Maturity       for Sale
US Treasury.............................................            $--           $--                  $--       $ 2,996
US Government agency and corporations ..................         35,904        14,974               26,030         4,477
Mortgage-backed securities .............................          7,311         6,705               10,688         5,866
Other securities .......................................          5,656            --                1,733            --
                                                                -------       -------              -------       -------
Total...................................................        $48,871       $21,679              $38,451       $13,339
                                                                -------       -------              -------       -------

                                                   Downingtown National Bank 9

Loans

      The loan portfolio consists primarily of commercial and residential real estate loans, commercial loans and lines of credit, consumer loans and, to a lesser degree, student loans. The loan portfolio provides a stable source of interest income, monthly amortization of principal and, in the case of adjustable rate loans, repricing opportunities.

      Net loans were $116.5 million at December 31, 1996, up $4.1 million or 4% from 1995. Commercial mortgage loans increased $3.0 million or 7% to $45.9 million as DNB increased its commitments to new and existing local developers for single-family housing projects. To the extent possible, management intends to reinvest portions of the investment securities portfolio (primarily sales from the AFS portfolio as well as maturities and principal payments from the HTM portfolio) into the loan portfolio during 1997 in a continuing effort to improve DNB's net interest margin.

      The following table sets forth information concerning the composition of total loans outstanding, net of the allowance for possible loan losses, as of the dates indicated.


       TOTAL LOANS OUTSTANDING, NET OF ALLOWANCE FOR POSSIBLE LOAN LOSSES
                             (Dollars in thousands)

                                                                                    December 31
                                                        1996            1995            1994            1993         1992

Residential mortgage..............................    $ 17,658        $ 19,009       $ 18,617        $ 24,350       $ 37,668
Commercial mortgage ..............................      45,907          42,945         43,900          45,622         35,758
Commercial........................................      29,970          28,803         22,958          21,763         23,974
Consumer .........................................      25,325          24,110         24,214           9,885         11,925
Student.........................................         2,712           3,019          3,236           3,248          3,285
                                                      --------        --------       --------        --------       --------
Total loans.......................................     121,572         117,886        112,925         104,868        112,610
Less allowance for possible loan losses...........      (5,112)         (5,515)        (5,645)         (6,000)        (6,100)
                                                      --------        --------       --------        --------       --------
Net loans.........................................    $116,460        $112,371       $107,280        $ 98,868       $106,510
                                                      ========        ========       ========        ========       ========

      The following table sets forth information as of December 31, 1996 concerning the contractual maturities of the loan portfolio, net of unearned discount. For amortizing loans, scheduled repayments for the maturity category in which the payment is due are not reflected below because such information is not readily available.


                                 LOAN MATURITIES
                             (Dollars in thousands)

                                                          Less than 1 Year    1-5 Years      Over 5 Years         Total
Real estate................................................     $15,837         $31,566         $16,162         $ 63,565
Commercial.................................................      29,167             263             540           29,970
Consumer...................................................       1,868           8,909          14,548           25,325
Student...................................................           20             394           2,298            2,712
                                                                -------         -------         -------         --------
Total loans................................................     $46,892         $41,132         $33,548         $121,572
                                                                =======         =======         =======         ========
Loans with predetermined interest rates...................      $12,377         $15,127         $31,446         $ 58,950
Loans with variable interest rates.........................      34,515          26,005           2,102           62,622
                                                                -------         -------         -------         --------
Total loans................................................     $46,892         $41,132         $33,548         $121,572
                                                                =======         =======         =======         ========

10 Downingtown National Bank

Non-Performing Assets

      Asset quality improved significantly for the fourth consecutive year as the level of non-performing assets at December 31, 1996 declined $802,000 or 16% to $4.3 million from $5.1 million at December 31, 1995 and from $6.0 million at December 31, 1994. The improvement resulted from a concentrated effort to reduce the levels of such assets through workout strategies and vigilant monitoring of weakened credits. Current economic conditions are favorable for DNB, which has a significant level of commercial, real estate and consumer loans. In order to improve asset quality and position DNB for possible economic downturns in the future, management has tightened underwriting standards and has made improvements in DNB's lending policies and procedures during the last four years. Non-performing assets have, and will continue to have, an impact on earnings. Management intends to continue working aggressively in an effort to reduce the level of such assets.

      Non-performing assets are comprised of nonaccrual loans, loans delinquent over ninety days and still accruing, troubled debt restructurings ("TDRs") and other real estate owned ("OREO"). Nonaccrual loans are loans on which the accrual of interest ceases when the collection of principal or interest payments is determined to be doubtful by management. It is the policy of DNB to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more (unless the loan principal and interest are determined by management to be fully secured and in the process of collection), or earlier, if considered prudent. Interest received on such loans is applied to the principal balance, or may in some instances be recognized as income on a cash basis. OREO includes both real estate obtained as a result of, or in lieu of, foreclosure. Any significant change in the level of non-performing assets is dependent, to a large extent, on the economic climate within DNB's markets.

      The following table sets forth those assets that are: (i) placed on nonaccrual status, (ii) contractually delinquent by 90 days or more and still accruing, (iii) troubled debt restructurings other than those included in items
(i) and (ii), and (iv) other real estate owned ("OREO") as a result of foreclosure or voluntary transfer to DNB.

                              NON-PERFORMING ASSETS
                             (Dollars in thousands)

                                                                                      December 31

                                                            1996          1995          1994           1993           1992
Nonaccrual loans:
   Residential mortgage..............................       $ 743         $1,355        $1,790         $3,114       $ 1,716
   Commercial mortgage...............................       1,315          1,832         1,872          3,035         4,008
   Commercial........................................         650            722         1,551          1,790         3,809
   Consumer..........................................         187            237           197            419         2,580
                                                           ------         ------        ------         ------       -------
Total nonaccrual loans...............................       2,895          4,146         5,410          8,358        12,113
Consumer loans 90 days past due
    and still accruing...............................         194            129           112             87            40
Troubled debt restructurings.........................         184             --            40            297           351
                                                           ------         ------        ------         ------       -------
Total non-performing loans...........................       3,273          4,275         5,562          8,742        12,504
Other real estate owned..............................       1,010            810           445            635           314
                                                           ------         ------        ------         ------       -------
Total non-performing assets..........................      $4,283         $5,085        $6,007         $9,377       $12,818
                                                           ======         ======        ======         ======       =======

Asset quality ratios:
Non-performing loans to total loans..................        2.69%          3.63%         4.93%          8.34%        11.10%
Non-performing assets to total assets................        2.07           2.69          3.61           5.56          7.00
Allowance for possible loan losses to:
   Total loans.......................................        4.20           4.68          5.00           5.72          5.42
   Non-performing loans..............................      156.19         129.02        101.50          68.64         48.78
   Non-performing assets.............................      119.36         108.46         93.98          63.99         47.59

                                                  Downingtown National Bank 11

      The Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. In addition, committee members meet to design and implement asset recovery strategies which serve to maximize the recovery of each troubled asset. DNB had $7.2 million of loans which, although performing at December 31, 1996, are believed to require increased supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 1995 was $9.1 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.

Allowance for Possible Loan Losses

      The allowance for possible loan losses is increased by the provision for possible loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

      In establishing its allowance for possible loan losses, management considers the size and risk exposure of each segment of the loan portfolio, past loss experience, present indicators of risk such as delinquency rates, levels of nonaccruals, the potential for losses in future periods, and other relevant factors. Management's evaluation of the loan portfolio generally includes reviews of individual borrowers with aggregate balances of $300,000 or greater and reviews of problem borrowers of $100,000 or greater. Consideration is also given to examinations performed by regulatory agencies, primarily the Office of the Comptroller of the Currency ("OCC"). The provisions are based on management's review of the economy, interest rates, general market conditions, estimates of the fair value of collateral, financial strength and ability of the borrowers and guarantors to pay, and considerations regarding the current and anticipated operating or sales environment. These estimates are particularly susceptible to change and may result in a material adjustment to the allowance. While management uses the latest information available to make its evaluation of the adequacy of the allowance, future adjustments may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

      There were only nominal provisions made during the three years ended December 31, 1996, due to a reduction of internally classified assets, recoveries of prior charge-offs, as well as a further reduction in the level of non-performing assets. Net loan charge-offs were $402,000 in 1996, compared to $131,000 in 1995 and $355,000 in 1994. The percentage of net charge-offs to total average loans was .34%, .11% and .32% during 1996, 1995 and 1994, respectively.

      The following table sets forth the changes in DNB's allowance for possible loan losses for the years indicated. Real estate includes both residential and commercial real estate.

                 ANALYSIS OF ALLOWANCE FOR POSSIBLE LOAN LOSSES
                             (Dollars in thousands)

                             Year Ended December 31

                      1996    1995    1994    1993    1992
Beginning balance... $5,515  $5,645  $6,000  $6,100  $4,199
Provisions..........     --      --      --      63   2,986
Loans charged off:
Real estate.........   (454)    (25)   (280)   (344)   (559)
Commercial..........    (50)   (124)   (140)    (78)   (388)
Consumer............    (30)   (164)    (77)   (112)   (319)
                     ------  ------  ------  ------  ------
Total charged off...   (534)   (313)   (497)   (534) (1,266)
                     ------  ------  ------  ------  ------
Recoveries:
Real estate.........     38      86       3      75      18
Commercial..........     48      24      43      87      37
Consumer......           45      73      96     209     126
                     ------  ------  ------  ------  ------
Total recoveries        131     183     142     371     181
                     ------  ------  ------  ------  ------
Ending balance...... $5,112  $5,515  $5,645  $6,000  $6,100
                     ------  ------  ------  ------  ------

      In determining the adequacy of the allowance, DNB utilizes a methodology which includes an analysis of historical loss experience for the commercial real estate, commercial, residential real estate, home equity and consumer installment loan pools to determine a historical loss factor. The historical loss factors are then applied to the current portfolio balances to determine the required reserve percentage for each loan pool based on risk rating. In addition, specific allocations are established for loans where loss is probable and reasonably identifiable, based on management's judgment and an evaluation of the individual credit, which includes various factors mentioned above. The allocated portion of the reserve is then determined as a result of an analysis of the loan pools and specific allocations.

12 Downingtown National Bank

      During 1994, management revised its methodology for evaluating the adequacy and allocation of the allowance to include additional historical data. Although it did not affect the total amount of the allowance for possible loan losses, this change in method resulted in a substantial increase in the unallocated portion and a much lower allocation in the real estate and commercial sectors. Management did not change prior year estimates of the allocation, based upon the revised methodology. This same methodology was used in 1996 and 1995.

      The following table sets forth the composition of DNB's allowance for possible loan losses at the dates indicated. The portion allocated to each category is generally not the total amount available for future losses that might occur within such categories. The allocation of the allowance should also not be interpreted as an indication that charge-offs will occur in these amounts or proportions. The specific allocations in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category.


                COMPOSITION OF ALLOWANCE FOR POSSIBLE LOAN LOSSES
                             (Dollars in thousands)

                                                                     December 31
                            1996                  1995                  1994                  1993                  1992

                             Percent of            Percent of            Percent of            Percent of           Percent of
                            Loan Type to          Loan Type to          Loan Type to          Loan Type to         Loan Type to
                     Amount  Total Loans   Amount  Total Loans   Amount  Total Loans   Amount  Total Loans   Amount Total Loans
Real estate.........  $1,405      52%       $1,504     53%       $1,575     55%        $3,060     66%        $3,956     64%
Commercial..........     531      25           590     24         1,223     20          2,171     20          1,320     21
Consumer............     231      23           289     23           771     25            105     14            541     15
Unallocated.........   2,945      --         3,132     --         2,076    --             664     --            283     --
                      ------     ---        ------    ---        ------    ---         ------    ---         ------    ---
Total...............  $5,112     100%       $5,515    100%       $5,645    100%        $6,000    100%        $6,100    100%
                      ======     ===        ======    ===        ======    ===         ======    ===         ======    ===

Liquidity and Capital Resources

      Management maintains liquidity to meet depositors' needs for funds, to satisfy or fund loan commitments and for other operating purposes. DNB's foundation for liquidity is a stable and loyal customer deposit base and a marketable investment portfolio that provides periodic cash flow through regular maturities and amortization, or that can be used as collateral to secure funding. DNB's primary source of liquidity is dependent upon its ability to maintain and expand its customer deposit base. During 1996, deposits increased $13.4 million or 8% and repurchase agreements increased $3.0 million or 37% to $11.2 million. The substantial increase in deposits was a result of several successful time deposit promotions initiated during the first three quarters of 1996. The increase in repurchase agreements resulted from increases in commercial and public funds.

      As of December 31, 1996, deposits totaled $178.4 million, up from $165.0 million at December 31, 1995. Time deposits, which include certificates and IRA accounts, increased $7.7 million or 11% to $76.7 million. In addition, non-interest bearing deposits and NOW accounts increased $3.5 million and $3.7 million, respectively. This increase was offset somewhat by declines in savings accounts and money market accounts of $665,000 and $783,000, respectively.

      DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $40 million.

                                                  Downingtown National Bank 13

      The following table sets forth the composition of DNB's deposits at the dates indicated.

                        DEPOSITS BY MAJOR CLASSIFICATION
                             (Dollars in thousands)

                                                                                      December 31
                                                            1996          1995          1994           1993           1992
Non-interest-bearing deposits........................    $ 26,429       $ 22,936      $ 24,967       $ 23,087      $ 26,799
Interest-bearing deposits:
  NOW................................................      31,140         27,485        27,688         23,827        23,022
  Money market.......................................      15,550         16,333        18,198         27,750        26,728
  Savings............................................      28,559         29,224        31,836         32,123        30,260
  Certificates.......................................      63,783         56,533        37,698         38,521        51,615
  IRA................................................      12,963         12,498        10,539         11,104        12,272
                                                         --------       --------      --------       --------      --------
Total deposits.......................................    $178,424       $165,009      $150,926       $156,412      $170,696
                                                         ========       ========      ========       ========      ========

      At December 31, 1996, DNB has $3.4 million in commitments to fund commercial real estate, construction and land development loans. In addition, there are $765,000 in unfunded home equity lines of credit and $10.2 million in other unused loan commitments. Management anticipates the majority of these commitments will be funded by means of normal cash flows. There are $58.6 million of certificates of deposit scheduled to mature during the twelve months ending December 31, 1997. To meet its funding needs, DNB maintains assets which comprise its primary liquidity totaling $47.9 million on December 31, 1996. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB also anticipates scheduled payments and prepayments on its loan and mortgage-backed securities portfolios.

Interest Rate Sensitivity Analysis

      The largest component of DNB's total income is net interest income, and the majority of DNB's financial instruments are composed of interest rate-sensitive assets and liabilities with various terms and maturities. The primary objective of management is to maximize net interest income while minimizing interest rate risk. Interest rate risk is derived from timing differences in the repricing of assets and liabilities, loan prepayments, deposit withdrawals, and differences in lending and funding rates. The Asset-Liability Committee ("ALCO") actively seeks to monitor and control the mix of interest rate-sensitive assets and interest rate-sensitive liabilities.

      One measure of interest rate risk is the gap ratio, which is defined as the difference between the dollar volume of interest-earning assets and interest-bearing liabilities maturing or repricing within a specified period of time as a percentage of total assets. A positive gap results when the volume of interest rate-sensitive assets exceeds that of interest rate-sensitive liabilities within comparable time periods. A negative gap results when the volume of interest rate-sensitive liabilities exceeds that of interest rate-sensitive assets within comparable time periods.

      As indicated in the table below, the one year gap position at December 31, 1996 was a negative 8.6%. Generally, a financial institution with a negative gap position will most likely experience decreases in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates.

      The negative gap was brought about in part due to customer preferences for short-term and floating rate deposit products which caused interest-rate sensitive liabilities to exceed interest-rate sensitive assets during the earlier time periods presented. While gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the effect of general interest rate movements on DNB's net interest income, due to discretionary repricing of assets and liabilities, and other competitive pressures.

      DNB reports its callable agency investments ($36.8 million at December 31, 1996) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable agency securities provides a better estimate of the option

14 Downingtown National Bank
exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

      Included in the analysis of the gap position are certain savings deposit and demand accounts which are less sensitive to fluctuations in interest rates than other interest-bearing sources of funds. In determining the sensitivity of such deposits, management reviews the movement of its deposit rates for the past four years relative to market rates. Using regression analysis, the ALCO committee has estimated that these deposits are approximately 25-30% sensitive to interest rate changes (i.e., if short term rates were to increase 100 basis points, the interest rate on such deposits would increase 25-30 basis points).

      The following table sets forth certain information at December 31, 1996 relating to DNB's assets and liabilities by scheduled repricing for adjustable assets and liabilities, or by contractual maturity for fixed-rate assets and liabilities.

                       INTEREST RATE SENSITIVITY ANALYSIS
                             (Dollars in thousands)

                                                              More Than      More Than    More Than      More Than
                                                Six Months    One Year       Two Years   Five Years      Ten Years
                                    Under Six     Through      Through        Through      Through          and
                                     Months      One Year     Two Years     Five Years    Ten Years    Non-repricing  Total
ASSETS
Cash and due from banks
 and Federal funds sold       $5,489            $--            $--            $--            $--        $5,980        $11,469
Investments ...........       19,369         11,736         14,159         23,421            868           997         70,550
Loans .................       39,570         10,237         18,447         34,575         15,865         2,879        121,573
Other assets (net) ....           --             --             --             --             --         3,536          3,536
                             -------        -------        -------        -------        -------       -------       --------
Total assets ..........      $64,428        $21,973        $32,606        $57,996        $16,733       $13,392       $207,128
                             =======        =======        =======        =======        =======       =======       ========

LIABILITIES AND EQUITY
Non-interest-bearing
 demand ...............       $9,060            $--         $5,815        $11,554            $--           $--        $26,429
NOW ...................        9,342             --          3,114         12,456          6,228            --         31,140
Money market ..........        4,237          3,539          3,887          3,887             --            --         15,550
Savings ...............        8,282             --          3,142         11,423          5,712            --         28,559
Certificates less
 than $100,000 ........       25,316         26,278         14,196          3,300             --            --         69,090
Certificates at or more
 than $100,000 ........        4,089          2,942            524            101             --            --          7,656
                             -------        -------        -------        -------        -------       -------       --------
Total deposits ........       60,326         32,759         30,678         42,721         11,940            --        178,424
Repurchase agreements .       11,225             --             --             --             --            --         11,225
Other liabilities .....           --             --             --             --             --         1,263          1,263
Stockholders' equity ..           --             --             --             --             --        16,216         16,216
                             -------        -------        -------        -------        -------       -------       --------
Total liabilities and
 equity ...............      $71,551        $32,759        $30,678        $42,721        $11,940       $17,479       $207,128
                             =======        =======        =======        =======        =======       =======       ========

Gap ...................      $(7,123)      $(10,786)        $1,928        $15,275         $4,793       $(4,087)
                             =======        =======        =======        =======        =======       =======

Cumulative gap ........      $(7,123)      $(17,909)      $(15,981)         $(706)        $4,087      $     --
                             =======        =======        =======        =======        =======       =======
Cumulative gap to
 total assets .........         (3.4%)         (8.6%)         (7.7%)         (0.3%)         2.0%           0.0%
                             =======        =======        =======        =======        =======       =======

                                                  Downingtown National Bank 15

      In addition to the utilization of gap for interest rate risk management, the ALCO committee utilizes simulation analysis whereby the model estimates the variance in net interest income with a change in interest rates of plus or minus 300 basis points over a twelve month period. Given recent simulations, net interest income would be within policy guidelines regardless of the direction of market rates.

Capital Resources

      Stockholders' equity increased to $16.2 million at December 31, 1996, primarily as a result of the $2.3 million net income reported for the year. Management believes that the Corporation and the Bank each have met the definition of "well capitalized" for regulatory purposes on December 31, 1996 and thereafter. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters --Footnote 12).

Regulatory Matters

      On February 1, 1996, the OCC informed DNB that it had achieved substantial compliance with the Bank's voluntary 1992 Consent Order (the "Consent Order"), and that the Consent Order was terminated. Likewise, on February 12, 1996, the Federal Reserve Bank ("FRB") terminated the 1993 Memorandum of Understanding ("MOU") which had been entered into between the Corporation and the FRB.

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years.

      Interstate Banking -- The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), enacted on September 29, 1994, permits bank holding companies to acquire banks in any state beginning in 1995. Beginning in 1997, acquired banks in different states may be merged into a single bank, and thereafter merged banks may establish and acquire additional branches anywhere the acquiree could have branched. States may opt out of interstate branching until June 1, 1997, but if so, their domestic institutions will also be prohibited from branching interstate. States may also enact laws permitting interstate merger transactions and interstate de novo branching before June 1, 1997. Limited branch purchases are still subject to state laws. On July 6, 1995, Pennsylvania adopted an interstate banking act (the "PA Interstate Banking Act") to harmonize Pennsylvania banking laws with the Federal Interstate Banking Act. The PA Interstate Banking Act "opts in" early under the Federal Interstate Banking Act to permit interstate mergers, non-Pennsylvania holding company acquisitions of Pennsylvania banks, branch acquisitions and de novo branching in any of the manners contemplated by the Federal Interstate Banking Act, subject to prior regulatory approvals or filings. In general, the PA Interstate Banking Act permits out-of-state banking institutions to establish branches in Pennsylvania with the approval of the Pennsylvania Banking Department, provided the law of the state where the banking institution is located would permit a Pennsylvania banking institution to establish and maintain a branch in that state on substantially similar terms and conditions. It also permits Pennsylvania banking institutions to maintain branches in other states. Management anticipates that the Interstate Banking Act and the PA Interstate Banking Act will increase competitive pressures in DNB's market by permitting entry of additional competitors, but management is of the opinion that this will not have a material impact upon the anticipated results of operations of DNB.

      Amendments to FDIC Deposit Insurance Assessment Rules -- On November 22, 1996, the Financing Corporation ("FICO") adopted a regulation pursuant to the 1996 Banking Law which obligates all Federally insured depository institutions to pay special assessments toward the funding of interest payments on FICO bonds which were issued in 1989 to fund the savings and loan bailout. The special assessments, which are effective for periods commencing January 1, 1997, will be calculated on a deposit-by-deposit basis and differs depending upon whether a deposit is insured by the Savings Association Insurance Fund ("SAIF") or the

16 Downingtown National Bank

Bank Insurance Fund ("BIF"). For the period commencing January 1, 1997, the special assessment rates are expected to be 6.4 basis points on all SAIF-assessable deposits, and 20% of that rate, or approximately 1.3 basis points, on all BIF-assessable deposits, regardless of whether an institution is a "bank" or a "savings association". After December 31, 1999 (or when the last savings association ceases to exist, if earlier), all assessable deposits at all institutions will be assessed at the same rates in order to pay FICO bond interest.

      On December 6, 1996, the FDIC announced that it would continue the downward adjustment on deposit insurance assessment rates applicable to BIF member institutions for the first six months of 1997, and eliminated the statutory minimum assessment of $1,000 due to the passage of the 1996 Banking Law.

      As a result of these actions, the total semi-annual assessment for BIF member institutions on BIF-assessable deposits will continue to range from 0 to 27 basis points (depending upon an institution's risk classifications), plus the special FICO assessment, which in DNB's case is approximately 1.3 basis points on DNB's assessable deposits.

Recent Accounting Pronouncements

      In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 125"). This statement supersedes and amends certain existing standards by providing consistent standards for distinguishing transfers of financial assets that are sales, from transfers that are secured borrowings. Under SFAS No. 125, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 is required to be effective for transactions occurring after December 31, 1996 and is to be applied prospectively. Management anticipates the effect of the implementation of SFAS No. 125 will be immaterial to DNB's results of operations, financial condition or stockholders' equity.

Market for Common Stock

      DNB Financial's common stock is listed under the symbol "DNBF" on the Over The Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this annual report who are market makers of DNB's common stock. There were approximately 900 stockholders who owned 691,422 shares of common stock outstanding at December 31, 1996.

      The following table sets forth the quarterly high and low prices for a share of DNB's common stock during the periods indicated. Prices for the sale of stock are based upon transactions reported by the brokerage firms of Hopper Soliday & Company, Inc. and Ryan, Beck & Company. The quoted high and low bid prices are limited only to those transactions known by management to have occurred and there may, in fact, have been additional transactions of which management is unaware. Prices have been adjusted for stock dividends.

                             1996                 1995

                         High      Low       High      Low

First Quarter.........  $25.95   $24.76     $21.31   $19.05
Second Quarter........   27.62    25.24      21.09    19.50
Third Quarter.........   29.05    27.86      21.31    19.50
Fourth Quarter........   33.00    31.00      24.76    21.43

                                                  Downingtown National Bank 17

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP


The Board of Directors and Stockholders
DNB Financial Corporation:

      We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

January 24, 1997
Philadelphia, PA

18 Downingtown National Bank

DNB FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                   December 31
                                                                             1996                1995
Assets
Cash and due from banks                                                    $6,636,470         $8,154,175
Federal funds sold                                                          4,833,000          7,640,000
Investment securities available for sale, at market value                  21,678,879         13,339,451
Investment securities (market value $49,195,997 in 1996
  and $38,943,606 in 1995)                                                 48,871,142         38,450,977
Loans, net of unearned income                                             121,572,569        117,885,411
Allowance for possible loan losses                                         (5,112,486)        (5,514,600)
                                                                         ------------       ------------
Net loans                                                                 116,460,083        112,370,811
                                                                         ------------       ------------
Office property and equipment                                               3,986,502          4,252,253
Accrued interest receivable                                                 1,562,565          1,648,186
Other real estate owned                                                     1,010,500            810,263
Deferred income taxes                                                         866,354          1,034,520
Other assets                                                                1,222,594          1,080,402
                                                                         ------------       ------------
Total assets                                                             $207,128,089       $188,781,038
                                                                         ============       ============


Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                             $26,428,509        $22,936,240
Interest-bearing deposits:
   NOW                                                                     31,140,486         27,484,736
   Money market                                                            15,549,927         16,333,386
   Savings                                                                 28,558,535         29,223,690
   Time                                                                    76,746,106         69,030,876
                                                                         ------------       ------------
Total deposits                                                            178,423,563        165,008,928
                                                                         ------------       ------------
Repurchase agreements                                                      11,225,273          8,218,709
Accrued interest payable                                                      454,574            458,943
Other liabilities                                                             808,665            739,499
                                                                         ------------       ------------
Total liabilities                                                         190,912,075        174,426,079
                                                                         ============       ============

Stockholders' Equity
Preferred stock, $10.00 par value; 1,000,000 shares authorized;
  none issued                                                                      --                 --
Common stock, $10.00 par value; 5,000,000 shares authorized;
  691,422 and 658,793 issued and outstanding, respectively                  6,914,220          6,587,930
Surplus                                                                     5,196,292          4,112,869
Retained earnings                                                           4,127,905          3,592,242
Unrealized (loss) gain on investment securities available for sale,
  net of tax                                                                  (22,403)            61,918
                                                                         ------------       ------------
Total stockholders' equity                                                 16,216,014         14,354,959
                                                                         ------------       ------------
Total liabilities and stockholders' equity                               $207,128,089       $188,781,038
                                                                         ============       ============

See accompanying notes to consolidated financial statements.

                                                  Downingtown National Bank 19

DNB FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               Year Ended December 31
                                                                      1996            1995              1994
Interest Income:
   Interest and fees on loans .................................     $10,556,381     $10,484,930      $9,230,963
   Interest on investment securities:
      Taxable .................................................       4,179,173       3,187,596       2,197,876
      Exempt from Federal taxes ...............................              --             483           3,367
   Interest on Federal funds sold .............................         426,177         322,746         267,052
                                                                     ----------      ----------      ----------
         Total interest income ................................      15,161,731      13,995,755      11,699,258
                                                                     ----------      ----------      ----------
Interest Expense:
   Interest on NOW, money market and savings ..................       1,902,436       2,034,828       2,323,346
   Interest on time deposits ..................................       4,110,912       3,482,719       1,865,247
   Interest on repurchase agreements ..........................         442,584         262,187          12,147
   Interest on Federal funds purchased ........................           2,962           7,749           8,671
                                                                     ----------      ----------      ----------
         Total interest expense ...............................       6,458,894       5,787,483       4,209,411
                                                                     ----------      ----------      ----------
   Net interest income ........................................       8,702,837       8,208,272       7,489,847
   Provision for possible loan losses .........................              --             122             455
                                                                     ----------      ----------      ----------
   Net interest income after provision for possible loan losses       8,702,837       8,208,150       7,489,392
                                                                     ----------      ----------      ----------
Non-interest Income:
   Service charges ............................................         324,495         343,799         374,443
   Trust income ...............................................         305,930         297,665         285,690
   Other ......................................................         265,411         172,781         240,266
                                                                     ----------      ----------      ----------
         Total non-interest income ............................         895,836         814,245         900,399
                                                                     ----------      ----------      ----------
Non-interest Expense:
   Salaries and employee benefits .............................       3,629,185       3,653,950       3,387,640
   Occupancy ..................................................         467,437         442,008         461,686
   Furniture and equipment ....................................         664,714         783,480         806,959
   FDIC insurance .............................................          48,584         256,241         440,652
   Professional and consulting ................................         317,420         358,895         402,950
   Printing and supplies ......................................         221,688         242,323         217,669
   Insurance ..................................................         110,956         162,848         229,159
   Advertising and marketing ..................................         204,587         207,945         200,458
   PA shares tax ..............................................         139,125         140,437         143,311
   Postage ....................................................         124,771         112,899         138,834
   Other ......................................................         694,606         622,069         640,973
                                                                     ----------      ----------      ----------
         Total non-interest expense ...........................       6,623,073       6,983,095       7,070,291
                                                                     ----------      ----------      ----------
   Income before income taxes .................................       2,975,600       2,039,300       1,319,500
   Income tax expense .........................................         658,000         169,000              --
                                                                     ----------      ----------      ----------
         Net income ...........................................      $2,317,600      $1,870,300      $1,319,500
                                                                     ==========      ==========      ==========
Per Common Share Data:
   Net income .................................................           $3.35           $2.71           $1.91
   Cash dividends .............................................             .52             .18             .09
   Weighted average number of common shares outstanding .......         691,422         691,422         691,422
                                                                     ==========      ==========      ==========

See accompanying notes to consolidated financial statements.

20 Downingtown National Bank

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                   Unrealized
                                                                                                 Gain (Loss) on
                                                                                                   Investment
                                                                                                   Securities
                                                      Common                        Retained        Available
                                                       Stock        Surplus         Earnings        For Sale        Total
Balance at January 1, 1994 ............       $5,980,680       $2,763,875       $2,557,793      $         --       $11,302,348
     Net income .......................               --               --        1,319,500                --         1,319,500
     Cash dividends declared ..........               --               --          (59,807)               --           (59,807)
     Transfer to surplus ..............               --          113,134         (113,134)               --                --
     Unrealized loss on investment
       securities available for sale ..               --               --               --            (5,898)           (5,898)
                                              ----------       ----------       ----------          --------       -----------
Balance at December 31, 1994 ..........        5,980,680        2,877,009        3,704,352            (5,898)       12,556,143
     Net income .......................               --               --        1,870,300                --         1,870,300
     Cash dividends declared ..........               --               --         (125,546)               --          (125,546)
     Issuance of stock dividends ......          607,250          863,202       (1,470,452)               --                --
     Cash payment for fractional shares               --               --          (13,754)               --           (13,754)
     Transfer to surplus ..............               --          372,658         (372,658)               --                --
     Change in unrealized gain on
       investment securities
       available for sale, net of tax .               --               --               --            67,816            67,816
                                              ----------       ----------       ----------          --------       -----------
Balance at December 31, 1995 ..........        6,587,930        4,112,869        3,592,242            61,918        14,354,959
     Net income .......................               --               --        2,317,600                --         2,317,600
     Cash dividends declared ..........               --               --         (362,336)               --          (362,336)
     Issuance of stock dividends ......          326,290          730,254       (1,056,544)               --                --
     Cash payment for fractional shares               --               --           (9,888)               --            (9,888)
     Transfer to surplus ..............               --          353,169         (353,169)               --                --
     Change in unrealized loss on
       investment securities
       available for sale, net of tax .               --               --               --           (84,321)          (84,321)
                                              ----------       ----------       ----------          --------       -----------
Balance at December 31, 1996 ..........       $6,914,220       $5,196,292       $4,127,905          $(22,403)      $16,216,014
                                              ==========       ==========       ==========          ========       ===========

See accompanying notes to consolidated financial statements.

                                                  Downingtown National Bank 21

DNB FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year Ended December 31,
                                                                      1996              1995               1994
Cash Flows From Operating Activities:
Net income .................................................       $2,317,600        $1,870,300        $1,319,500
Adjustments to reconcile net income to net
  cash provided by operating activities:
Depreciation, amortization and accretion ...................          312,036           324,138           463,108
Provision for possible loan losses .........................               --               122               455
Gain on sale of OREO .......................................          (40,940)               --                --
Net loss on sale of securities .............................            4,728             2,387                --
Decrease (increase) in interest receivable .................           85,621          (579,959)         (151,994)
Increase in other assets ...................................         (142,192)         (197,293)         (129,748)
(Decrease) increase in interest payable ....................           (4,369)          136,165            39,506
(Decrease) increase in current taxes payable ...............          (23,000)            4,472           184,436
Decrease (increase) in deferred income taxes ...............          181,000          (189,216)         (228,589)
Increase (decrease) in other liabilities ...................           92,166           (90,559)           77,769
Decrease in unearned discount ..............................         (268,959)         (314,268)         (686,959)
                                                                  -----------       -----------       -----------
Net Cash Provided By Operating Activities ..................        2,513,691           966,289           887,484
                                                                  -----------       -----------       -----------

Cash Flows From Investing Activities:
Proceeds from maturities and paydowns - AFS securities .....        8,224,520                --                --
Proceeds from maturities and paydowns - HTM securities .....       20,500,377        22,618,803        17,019,523
Purchase of AFS securities .................................      (21,823,458)               --        (2,429,654)
Purchase of HTM securities .................................      (30,598,036)      (34,304,292)      (20,631,388)
Proceeds from sale of AFS securities .......................        4,961,039         1,974,999                --
Proceeds from sale of HTM securities .......................               --         2,993,906                --
Proceeds from sale of OREO .................................          421,317           287,254           422,062
Net increase in loans ......................................       (4,400,927)       (5,435,803)       (7,957,199)
Purchase of office property and equipment ..................         (172,203)         (698,172)         (305,330)
                                                                  -----------       -----------       -----------
Net Cash Used By Investing Activities ......................      (22,887,371)      (12,563,305)      (13,881,986)
                                                                  -----------       -----------       -----------

Cash Flows From Financing Activities:
Net increase (decrease) in deposits ........................       13,414,635        14,082,533        (5,485,551)
Increase in repurchase agreements ..........................        3,006,564         6,611,852         1,606,857
Dividends paid .............................................         (372,224)         (169,203)          (29,904)
                                                                  -----------       -----------       -----------
Net Cash Provided (Used) By Financing Activities ...........       16,048,975        20,525,182        (3,908,598)
                                                                  -----------       -----------       -----------
Net Change in Cash and Cash Equivalents ....................       (4,324,705)        8,928,166       (16,903,100)
Cash and Cash Equivalents at Beginning of Period ...........       15,794,175         6,866,009        23,769,109
                                                                  -----------       -----------       -----------
Cash and Cash Equivalents at End of Period .................      $11,469,470       $15,794,175        $6,866,009
                                                                  ===========       ===========       ===========

Supplemental Disclosure Of Cash Flow Information:
Cash paid during the period for:
   Interest ................................................       $6,463,263        $5,651,318        $4,169,905
   Income taxes ............................................          460,000           358,259            65,000

Supplemental Disclosure Of Non-cash Flow Information:
   Net transfer of loans to OREO ...........................         $580,614          $658,579          $232,025
   Reclassification of investment securities from HTM to AFS               --        12,797,081                --
                                                                  ===========       ===========       ===========

See accompanying notes to consolidated financial statements

22 Downingtown National Bank

Notes to Consolidated Financial StatementsNotes to Consolidated Financial Statements

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements of DNB Financial Corporation (the "Corporation" or "DNB") and its subsidiary, Downingtown National Bank (the "Bank"), are prepared in accordance with generally accepted accounting principles and general practices within the industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect revenues and expenses for the period. Actual results could differ significantly from those estimates.

      The material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the adequacy of the allowance for possible loan losses, the valuation of other real estate owned and the valuation of deferred tax assets. In connection with the determination of the allowance for possible losses on loans and other real estate owned, independent appraisals for significant properties are obtained when practical.

      The more significant accounting policies are summarized below. Prior period amounts not affecting net income are reclassified when necessary to conform with current year classifications.

      Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Corporation and the Bank. All significant intercompany transactions have been eliminated.

      Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 1996 and 1995 was approximately $150,000 and $100,000, respectively.

     Investment Securities -- As of January 1, 1994, DNB adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"), for accounting and reporting of securities. In accordance with SFAS No. 115, such investments are accounted for as follows:

            Held-To-Maturity ("HTM") -- includes debt securities that DNB has the positive intent and ability to hold to maturity. These securities are reported at cost, adjusted for amortization of premiums and accretion of discounts, computed using a method approximating a level-yield basis.

            Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 1996 or 1995.

            Available-For-Sale ("AFS") -- includes debt and equity securities not classified as HTM or TA securities. Securities classified as AFS are securities that DNB intends to hold for an indefinite period of time, but not necessarily to maturity. Decisions to sell a security classified as AFS would be based on various factors, including significant movements in interest rates, liquidity needs, changes in maturity mix of DNB's balance sheet, capital considerations, and other factors. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported, net of tax (if applicable), as a separate component of stockholders' equity. Realized gains and losses on the sale of AFS securities are computed on the basis of specific identification of the adjusted cost of each security.

      Loans -- Loans are stated net of unearned discounts, unamortized net loan origination fees and the allowance for possible loan losses. Interest income is recognized on the accrual basis. The accrual of interest on loans is generally discontinued when loans become 90 days past due or earlier when, in management's judgment, it is determined that a reasonable doubt exists as to its collectibility. When a loan is placed on nonaccrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest payments on such loans are applied to principal or recognized in income on a cash basis.

                                                  Downingtown National Bank 23

      Deferred Loan Fees -- Loan origination and commitment fees and related direct-loan origination costs of completed loans are deferred and accreted to income as a yield adjustment over the life of the loan using the level-yield method. The accretion to income is discontinued when a loan is placed on nonaccrual status. When a loan is paid off, any unamortized net deferred-fee balance is credited to income. When a loan is sold, any unamortized net deferred-fee balance is considered in the calculation of gain or loss.

      Allowance for Possible Loan Losses -- The allowance for possible loan losses ("allowance") is based on a periodic evaluation of the portfolio and is maintained at a level that management considers adequate to absorb losses known and inherent in the portfolio. Management considers a variety of factors when establishing the allowance, recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of detailed loan reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral, and other relevant factors.

      The allowance is increased by the provision for possible loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance. While management utilizes the latest available information to determine the potential for losses on loans, future additions to the allowance may be necessary based on changes in economic conditions as well as adverse changes in the financial condition of borrowers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require DNB to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

      On January 1, 1995, DNB implemented SFAS No. 114, Accounting By Creditors for Impairment of Loans ("SFAS No. 114"), and SFAS No. 118, Accounting By Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS No. 118"). These standards require impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price or the fair value of the collateral if the loan is collateral dependent. The implementation of these statements did not have a material effect on DNB's results of operations, financial condition, or stockholders' equity.

      For purposes of applying the measurement criteria for impaired loans, DNB excludes large groups of smaller-balance homogeneous loans, primarily consisting of residential real estate loans and consumer loans, as well as commercial loans with balances less than $100,000. For applicable loans, management evaluates the need for impairment recognition when a loan becomes nonaccrual, or earlier, if based on an assessment of the relevant facts and circumstances, it is probable that DNB will be unable to collect all proceeds due according to the contractural terms of the loan agreement. DNB's policy for the recognition of interest income on impaired loans is the same as for nonaccrual loans. Impairment is charged to the allowance when management determines that foreclosure is probable or the fair value of the collateral is less than the recorded investment of the impaired loan.

      Other Real Estate Owned -- Other real estate owned ("OREO") consists of properties acquired as a result of, or in-lieu-of, foreclosure. Properties classified as OREO are reported at the lower of carrying value or fair value, less estimated costs to sell. Costs relating to the development or improvement of the properties are capitalized and costs relating to holding the properties are charged to expense.

      Office Properties and Equipment -- Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The costs of maintenance and repairs are expensed as they are incurred; renewals and betterments are capitalized. Gains or losses on disposition of premises and equipment are reflected in operations.

      Federal Income Taxes -- DNB accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differ-

24 Downingtown National Bank
ences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      The Corporation files a consolidated Federal income tax return with the Bank.

      Pension Plan -- The Bank maintains a noncontributory defined benefit pension plan covering substantially all employees over the age of 21 with one year of service. Plan benefits are based on years of service and the employee's monthly average compensation for the highest five consecutive years of their last ten years of service.

      Stock Option Plan -- DNB accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, DNB adopted SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. DNB has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

      Net Income Per Share -- Net income per share is computed based on the weighted average number of shares of common stock outstanding during the year. Earnings dilution caused by common stock equivalents does not exceed three percent (3%). Per share net income and dividends have been adjusted for the five percent (5%) stock dividends paid during 1996 and 1995.

      Trust Assets -- Assets held by DNB in fiduciary or agency capacities are not included in the consolidated financial statements since such items are not assets of DNB. Operating income and expenses of the Trust and Investment Services Division are included in the consolidated statements of operations and are recorded on an accrual basis.

      Statements of Cash Flows -- For purposes of the statements of cash flows, DNB considers cash in banks, amounts due from banks, and Federal funds sold to be cash equivalents. Generally, Federal funds are sold for one-day periods.

      Long-lived Assets -- In 1996, DNB adopted SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of ("SFAS No. 121"). This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and that any related impairment be based on the fair value of the asset. In addition, long-lived assets to be disposed of must generally be reported at the lower of carrying amount or fair value, less cost to sell. The adoption of this statement did not materially affect DNB's results of operations, financial condition, or stockholders' equity.

      Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 125"). This statement supersedes and amends certain existing standards by providing consistent standards for distinguishing transfers of financial assets that are sales, from transfers that are secured borrowings. Under SFAS No. 125, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 is required to be effective for transactions occurring after December 31, 1996 and is to be applied prospectively. Management anticipates the effect of the implementation of SFAS No. 125 will be immaterial to DNB's results of operations, financial condition or stockholders' equity.

                                                   Downingtown National Bank 25

(2)   INVESTMENT SECURITIES

     Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

                                                                                     December 31, 1996
                                                            Amortized          Unrealized        Unrealized       Estimated
Held to Maturity                                               Cost               Gains            Losses        Fair Value
US Government agency and corporations                       $35,904,498         $354,004         $ (24,777)      $36,233,725
Mortgage-backed securities                                    7,310,626           63,438           (77,436)        7,296,628
Other securities                                              5,656,018           15,514            (5,888)        5,665,644
                                                            -----------         --------         ---------       -----------
Total investment securities                                 $48,871,142         $432,956         $(108,101)      $49,195,997
                                                            ===========         ========         =========       ===========

                                                                                     December 31, 1996
                                                            Amortized          Unrealized        Unrealized       Estimated
Available for Sale                                             Cost               Gains            Losses        Fair Value

US Government agency and corporations                       $14,947,057         $ 57,758         $ (31,125)      $14,973,690
Mortgage-backed securities                                    6,760,544            9,994           (65,349)        6,705,189
                                                            -----------         --------         ---------       -----------
Total investment securities                                 $21,707,601         $ 67,752         $ (96,474)      $21,678,879
                                                            ===========         ========         =========       ===========

                                                                                     December 31, 1995
                                                            Amortized          Unrealized        Unrealized       Estimated
Held to Maturity                                               Cost               Gains            Losses        Fair Value

US Government agency and corporations                       $26,029,431         $469,514           $    --       $26,498,945
Mortgage-backed securities                                   10,688,166           99,057           (70,433)       10,716,790
Other securities                                              1,733,380               --            (5,509)        1,727,871
                                                            -----------         --------         ---------       -----------
Total investment securities                                 $38,450,977         $568,571         $ (75,942)      $38,943,606
                                                            ===========         ========         =========       ===========

                                                                                     December 31, 1995
                                                            Amortized          Unrealized        Unrealized       Estimated
Available for Sale                                             Cost               Gains            Losses        Fair Value

US Treasury                                                 $ 3,000,438          $    --          $ (3,948)      $ 2,996,490
US Government agency and corporations                         4,369,988          106,688                --         4,476,676
Mortgage-backed securities                                    5,900,592           19,763           (54,070)        5,866,285
                                                            -----------         --------         ---------       -----------
Total investment securities                                 $13,271,018         $126,451         $ (58,018)      $13,339,451
                                                            ===========         ========         =========       ===========

      The amortized cost and estimated fair value of investment securities as of December 31, 1996, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                                Investment Securities              Investment Securities
                                                                  Held to Maturity                  Available for Sale

                                                            Amortized         Estimated        Amortized          Estimated
                                                               Cost          Fair Value           Cost           Fair Value
Due in one year or less                                     $ 5,009,030      $ 5,019,553       $ 8,957,869       $ 9,003,403
Due after one year through five years                        15,693,030       15,772,398         6,570,546         6,546,791
Due after five years through ten years                       17,631,932       17,930,290         1,000,000           979,565
Due after ten years, or no stated maturity                   10,537,150       10,473,756         5,179,186         5,149,120
                                                            -----------      -----------       -----------       -----------
Total investment securities                                 $48,871,142      $49,195,997       $21,707,601       $21,678,879
                                                            ===========      ===========       ===========       ===========

26 Downingtown National Bank

      During 1996, DNB sold $5.0 million of securities from the AFS portfolio. During 1995, $3.0 million of securities were sold from the HTM portfolio and $2.0 million from the AFS portfolio. The securities sold from the HTM portfolio were sold under SFAS No. 115 guidelines which permit sales of securities that have final maturities within three months. No securities were sold during 1994. Gains and losses from sales of investment securities were as follows:

                                   Year Ended December 31
                                   1996      1995      1994


Gross realized gains..........  $ 4,599    $ 1,196     $ --
Gross realized losses.........   (9,327)    (3,583)      --
                               --------   --------      ---
Net realized losses........... $ (4,728)  $ (2,387)    $ --
                               ========   ========      ===

      In 1995, the FASB allowed a one-time reclassification of securities previously classified as HTM to the AFS portfolio. Accordingly, DNB reclassified securities with a carrying value of $12.8 million and unrealized gains of $103,000 and unrealized losses of $58,000 to the AFS portfolio on December 29, 1995.

      At December 31, 1996 and 1995, investment securities with a carrying value of approximately $27.8 million and $31.9 million, respectively, were pledged to secure public funds and for other purposes as provided by law.

      At December 31, 1996, there were no significant concentrations of investments (greater than 10% of stockholders' equity) in any individual security issues, other than those issued by the US Government and related agencies and corporations. Interest and dividends on investment securities for the years ended December 31, 1996, 1995 and 1994 consisted of:

                                         Year Ended December 31
                                   1996           1995           1994
US Treasury ..............       $132,006       $365,105       $967,896
US Government agency
 and corporations ........      2,845,377      1,549,996        116,159
Mortgage-backed securities        964,253      1,063,624        778,522
State and municipal ......             --            483         63,997
Other securities .........        237,537        208,871        274,669
                               ----------     ----------     ----------
Total ....................     $4,179,173     $3,188,079     $2,201,243
                               ==========     ==========     ==========


(3) LOANS

                                       December 31
                                  1996            1995
Residential mortgage.......  $ 17,658,370     $ 19,009,388
Commercial mortgage........    45,907,366       42,944,754
Commercial.................    29,970,062       28,803,195
Consumer...................    25,325,271       24,109,003
Student....................     2,711,500        3,019,071
                             ------------     ------------
Total loans................   121,572,569      117,885,411
                             ------------     ------------
Less allowance for
  possible loan losses.....    (5,112,486)      (5,514,600)
                             ------------     ------------
Net loans..................  $116,460,083     $112,370,811
                             ============     ============

      Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $2.9 million, $4.1 million and $5.4 million as of December 31, 1996, 1995 and 1994, respectively, were on a nonaccrual basis. DNB also had loans of approximately $194,000, $129,000 and $112,000 that were more than 90 days delinquent, but still accruing as of December 31, 1996, 1995 and 1994, respectively. In addition, DNB had loans not included in nonaccrual or delinquent loans, which constitute troubled debt restructurings, which totaled $184,000, $0 and $40,000 as of December 31, 1996, 1995 and 1994, respectively. If contractual interest income had been recorded on nonaccrual loans during the years 1996, 1995 and 1994, interest would have been increased as shown in the following table:

                                                      Year Ended December 31
                                                1996          1995           1994
Interest income which would have been
  recorded under original terms               $254,000       $353,000       $459,000
Interest income recorded during the year       (80,000)      (222,000)       (61,000)
                                              --------       --------       --------
Net impact on interest income                 $174,000       $131,000       $398,000
                                              ========       ========       ========

      At December 31, 1996, DNB had $7.2 million of loans which, although performing at December 31, 1996, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non-performing

                                                  Downingtown National Bank 27
assets in future periods. The majority of the loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.

      Although DNB has a significant concentration of residential and commercial mortgage loans collateralized by first mortgage liens located in central Chester County, DNB has no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans at December 31, 1996. However, DNB does have loans of approximately $9.7 million to local residential real estate developers and loans of approximately $8.5 million relating to local multi-unit office buildings at December 31, 1996.

      Certain officers and directors of DNB and certain corporations and individuals related to such persons incurred indebtedness, in the form of loans, as customers. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than the normal risk of collectibility. None of these loans are in default or past due more than 90 days.

      The following is a summary of activity during 1996 for such loans:


Balance, January 1, 1996....................    $724,357
   New loans granted........................      80,285
   Less loan repayments.....................     (30,107)
                                                --------
   Balance, December 31, 1996...............    $774,535
                                                ========

(4) ALLOWANCE FOR POSSIBLE LOAN LOSSES

      Changes in the allowance for possible loan losses, for the years indicated, are as follows:

                                       Year Ended December 31
                                1996            1995             1994
Beginning balance ....      $5,514,600       $5,645,000       $6,000,000
Provisions ...........              --              122              455
Loans charged off ....        (534,165)        (313,035)        (497,089)
Recoveries ...........         132,051          182,513          141,634
                            ----------       ----------       ----------
Loans charged off, net        (402,114)        (130,522)        (355,455)
                            ----------       ----------       ----------
Ending balance .......      $5,112,486       $5,514,600       $5,645,000
                            ==========       ==========       ==========

      As of December 31, 1996, DNB had impaired loans with a total recorded investment of $1.4 million and an average recorded investment for the year ended December 31, 1996 of $1.6 million. As of December 31, 1996, the amount of recorded investment in impaired loans for which there is a related allowance for credit losses and the amount of related allowance is $160,000. The amount of the recorded investment in impaired loans for which there was no related allowance for credit losses at December 31, 1996 is $1.3 million. The aggregate amount of impaired loans are measured under the fair value measurement method. Total cash collected on impaired loans was credited to the outstanding principal balance in the amount of $83,000 during the year ended December 31, 1996. No interest income was recognized on such loans.

      As of December 31, 1995, DNB had impaired loans with a total recorded investment of $1.9 million and an average recorded investment for the year ended December 31, 1995 of $2.7 million. As of December 31, 1995, the amount of recorded investment in impaired loans for which there is a related allowance for credit losses and the amount of the allowance is $314,000 and $128,000, respectively. The amount of the recorded investment in impaired loans for which there was no related allowance for credit losses at December 31, 1995 is $1.6 million. Total cash collected on impaired loans was credited to the outstanding principal balance in the amount of $253,000 during the year ended December 31, 1995. No interest income was recognized on such loans.


(5) OFFICE PROPERTY AND EQUIPMENT

                         Estimated        December 31
                       Useful Lives    1996        1995


Land....................               $ 854,942       $ 854,942
Buildings..............  25-33 years   3,709,710       3,661,461
Furniture, fixtures
     and equipment        5-20 years   4,316,421       4,205,808
                                      ----------      ----------
     Total cost.........               8,881,073       8,722,211
  Less accumulated
     depreciation.......              (4,894,571)     (4,469,958)
                                      ----------      ----------
Office property and
     equipment, net.....              $3,986,502      $4,252,253
                                      ==========      ==========

     Amounts charged to operating expense for depreciation for the years ended December 31, 1996, 1995 and 1994 amounted to $437,954, $404,529 and $375,422, respectively.

28 Downingtown National Bank

(6) DEPOSITS

      Included in interest-bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, 1996 and 1995 were as follows:

                                            December 31
                                       1996          1995
Three months or less .........     $1,672,334     $1,675,130
Over three through six months       2,417,333      1,111,158
Over six through twelve months      2,941,895      2,524,494
Over twelve months ...........        624,120        445,403
                                   ----------     ----------
Total ........................     $7,655,682     $5,756,185
                                   ==========     ==========

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

      DNB is required to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for DNB's financial instruments.

   Limitations

      Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time DNB's entire holdings of a particular financial instrument. Because no market exists for a significant portion of DNB's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

   Investments and Mortgage-backed Securities

      The carrying amounts for short-term investments (Federal funds sold) approximate fair value. The fair value of longer term investments and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amounts of stocks with no stated maturity approximate fair value because such shares may be redeemed at par.

   Loans

      Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial mortgages, residential mortgages, consumer and student loans, and nonaccrual loans.

      The fair value of performing loans is calculated by discounting expected cash flows using an estimated market discount rate. Expected cash flows include both contractual cash flows and prepayments of loan balances. Prepayments on consumer loans were determined using the median of estimates of securities dealers for mortgage-backed investment pools.

      The estimated discount rate considers credit and interest rate risk inherent in the loan portfolios and other factors such as liquidity premiums and incremental servicing costs to an investor. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

      The fair value for nonaccrual loans was derived through a discounted cash flow analysis, which includes the opportunity costs of carrying a non-performing asset. Estimated discount rates were based on the probability of loss and the expected time to recovery. Loans with a higher probability of loss were assigned higher risk premiums and were discounted over longer periods of time, resulting in lower values.

   Deposit and Repurchase Liabilities

      The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings, NOW and money market accounts as well as repurchase agreements, is equal to the amount payable on demand as of December 31, 1996 and 1995. The fair value of certificates of deposit is based on the present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace.

                                                  Downingtown National Bank 29

   Commitments to Extend Credit and Standby Letters of Credit

      The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements.

      The following tables summarize information for all on-balance-sheet and off-balance-sheet financial instruments.

                                                                       December 31
                                                              1996                     1995

                                                                 Estimated                 Estimated
                                                     Carrying       Fair       Carrying        Fair
 (Dollars in thousands)                               Amount        Value       Amount        Value
Financial assets
Short-term investments ........................       $4,833       $4,833       $7,640       $7,640
Investments and mortgage-backed securities, AFS       21,679       21,679       13,339       13,339
Investments and mortgage-backed securities, HTM       48,871       49,196       38,451       38,944
Loans, net ....................................      121,572      121,679      117,885      117,533
Accrued interest receivable ...................        1,563        1,563        1,648        1,648

Financial liabilities
Deposits ......................................      178,424      178,849      165,009      165,622
Repurchase agreements .........................       11,225       11,227        8,219        8,219
Accrued interest payable ......................          455          455          459          459

                                                                       December 31
                                                              1996                     1995

                                                                 Estimated                 Estimated
                                                     Carrying       Fair       Carrying        Fair
 (Dollars in thousands)                               Amount        Value       Amount        Value
Financial instruments
(Off-balance-sheet)
Commitments to extend credit...................      $14,731        $131      $12,638        $117
Standby letters of credit .....................          796           4          755           3


(8) FEDERAL INCOME TAXES

      Income tax expense for the years ended December 31, 1996, 1995 and 1994 was comprised of the following:

                                    Year Ended December 31
                              1996          1995           1994
Current tax expense ..      $565,467      $364,731       $228,589
Deferred income tax
     expense (benefit)        92,533      (195,731)      (228,589)
                            --------      --------       --------
Income tax expense ...      $658,000      $169,000      $      --
                            ========      ========       ========


      For tax return purposes, DNB has approximately $234,000 of alternative minimum tax ("AMT") credits to carry forward with no expiration date.

     The effective income tax rates of 22% for 1996, 8% for 1995 and 0% for 1994 were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                                                        Year Ended December 31
                                             1996              1995             1994
Computed "expected" tax expense ....      $1,011,704         $693,362         $448,630
Increase (decrease) resulting from:
Tax-exempt interest income .........         (90,130)         (96,392)        (100,395)
Valuation allowance- deferred taxes         (322,000)        (462,000)        (458,500)
Impact of AMT rate on deferred taxes          48,136           24,698          110,265
Other, net .........................          10,290            9,332               --
                                          ----------         --------         --------
Income tax expense .................        $658,000         $169,000         $     --
                                          ==========         ========         ========

30 Downingtown National Bank

      The significant components of deferred income tax expense (benefit) attributable to income for the years ended December 31, 1996, 1995 and 1994 are as follows:

                               Year Ended December 31
                             1996       1995        1994


Deferred tax expense
 (exclusive of the effects
  of the component
  listed below) ..........      $414,533       $266,269       $229,911
Decrease in
  beginning-of-the-year
  balance of the valuation
  allowance for deferred
  tax assets .............      (322,000)      (462,000)      (458,500)
                                --------       --------       --------

Deferred income tax
  expense (benefit) ......       $92,533      $(195,731)     $(228,589)
                                ========       ========       ========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 and 1994 are presented below:

                                                                December 31
(Dollars in thousands)                                1996         1995         1994
Deferred tax assets:
   Allowance for possible loan losses .........      $1,515       $1,622       $1,629
   Net operating loss carryforwards ...........          --           --           18
   Alternative minimum tax credit carryforwards         234          460          632
   Valuation adjustment for debt securities ...           6           --           --
   Other ......................................          47           26           35
                                                      -----        -----        -----
     Total gross deferred tax assets ..........       1,802        2,108        2,314
     Less valuation allowance .................        (318)        (640)      (1,102)
                                                      -----        -----        -----
   Subtotal ...................................       1,484        1,468        1,212

Deferred tax liabilities:
   Depreciation ...............................         (99)         (50)         (50)
   Pension expense ............................        (379)        (314)        (259)
   Valuation adjustment for debt securities ...          --           (7)          --
   Other ......................................        (140)         (62)         (58)
                                                      -----        -----        -----
     Total gross deferred tax liabilities .....        (618)        (433)        (367)

Net deferred tax asset ........................        $866       $1,035         $845
                                                      =====        =====        =====

      Based upon DNB's current and historical tax history and the anticipated level of future taxable income, management believes the existing net deferred tax asset will, more likely than not, be realized based on future taxable income. The reductions in the valuation allowance for deferred taxes during 1996, 1995 and 1994 are attributable to improved earnings and expected continued improvement through the subsequent one year period permitted under applicable regulations.

(9) BENEFIT PLANS

   Pension Plan

      The Bank maintains a pension plan (the "Plan") covering all employees, including officers, who have been employed for one year and have attained 21 years of age. Prior to May 1, 1985, an individual must have attained the age of 25 and accrued one year of service. The Plan provides pension benefits to eligible retired employees at 65 years of age equal to 1.5% of their average monthly pay multiplied by their years of accredited service (maximum 40 years). The accrued benefit is based on the monthly average of their highest five consecutive years of their last ten years of service.

      The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 1996 and September 30, 1995, and amounts recognized in DNB's consolidated financial statements at December 31, 1996 and 1995:

                                                           December 31
                                                       1996            1995
Actuarial present value of benefit obligation:
Vested benefit obligation ....................     $(3,362,222)     $(2,909,672)
                                                   ===========      ===========

Accumulated benefit obligation................     $(3,476,731)     $(3,008,768)
                                                   ===========      ===========

Projected benefit obligation .................     $(4,278,498)     $(3,837,222)
Plan assets at fair value ....................       4,431,541        3,955,132
                                                   -----------      -----------

Projected benefit obligation over plan assets          153,043          117,910
Unrecognized net asset at January 1, 1987
 being amortized over 17 years ...............        (149,491)        (152,088)
Unrecognized net loss ........................         837,060          712,783
                                                   -----------      -----------
Prepaid pension cost included in other assets         $840,612         $678,605
                                                   ===========      ===========

                                                  Downingtown National Bank 31

      Net periodic pension costs for the years indicated include the following components:

                                                                    Year Ended December 31
                                                              1996            1995            1994
Service cost-benefits earned during the period .......      $152,691        $146,717        $142,832
Interest cost on projected benefit obligation ........       267,889         244,784         224,373
Actual return on plan assets .........................      (258,307)       (397,377)         46,101
Asset gain (loss) ....................................       (82,047)         89,413        (363,423)
Amortization of unrecognized net asset at transition .       (18,501)        (18,503)         18,503)
Amortization of unrecognized net loss after transition        13,327           8,778          14,782
                                                            --------        --------        --------
Net pension cost .....................................       $75,052         $73,812         $46,162
                                                            ========        ========        ========
Assumptions used:
   Discount rate .....................................          7.00%           7.00%           7.50%
   Rate of increase in compensation level ............          5.00            5.00            5.00
   Expected long-term rate of return on assets .......          8.50            8.50            8.50
                                                            ========        ========        ========

      The Pension Plan's assets are invested using an asset allocation strategy, in units of certain equity, bond, real estate and money market funds.

   401(k) Retirement Savings Plan

      During the fourth quarter of 1994, the Bank adopted a retirement savings plan intended to comply with Sections 401(k) of the Internal Revenue Code of 1986. Employees become eligible to participate after one year of service, and will thereafter participate in the 401(k) plan for any year in which they have been employed for at least 1,000 hours. In general, amounts held in a participant's account are not distributable until the participant terminates employment, reaches age 59 1/2, dies or becomes permanently disabled.

      Participants are permitted to authorize pre-tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Bank makes matching contributions of $.25 for every dollar of deferred salary up to 6% of each participant's annual compensation. Each participant is 100% vested at all times in employee and employer contributions. The matching contributions to the 401(k) plan were $30,000, $28,000 and $8,000 in 1996, 1995 and 1994, respectively.

   Stock-based Compensation

      DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 71,662 shares of DNB's common stock could be issued to employees and directors. Option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 40,545 and 53,250 shares available for grant at December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, the number of options exercisable was 31,117 and 18,412, respectively, and the weighted average exercise price of those options was $28.32 and $21.67, respectively.

      At December 31, 1996, the range of exercise prices was $23.42-$29.29 and the weighted-average remaining contractual life of the outstanding options was
8.9 years.

      The per share weighted-average fair value of stock options granted during 1996 and 1995 was $10.14 and $8.62 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: for 1996-expected dividend yield of 1.98%, risk-free interest rate of 6.3%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options was 22%; for 1995-expected dividend yield of .91%, risk-free interest rate of 5.6%, expected life of 8.5 years and an expected volatility of stock over the expected life of the options of 22%.

32 Downingtown National Bank

      DNB applies APB Opinion No. 25 in accounting for its Stock Option Plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had DNB determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, DNB's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                       Year Ended December 31
                                    1996                    1995
Net income
     as reported ...             $2,317,600             $1,870,300
     pro forma .....              2,221,921              1,738,345
Net income per share
     as reported ...                  $3.35                  $2.71
     pro forma .....                   3.22                   2.52


     Stock option activity is indicated below:

                                    Year Ended December 31
                                       1996         1995
Outstanding, beginning of year...     17,535            --
Granted..........................     12,100        16,700
Effect of stock dividends........      1,482           835
Exercised.....................            --            --

Outstanding, end of year.........     31,117        17,535
                                      ======        ======

Option price.....................  $27.62-$29.29    $23.42
                                   =============    ======

(10)  COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE-SHEET RISK

      In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, which are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these commitments. DNB had outstanding standby letters of credit in the amount of approximately $796,000 and unfunded loan and lines of credit commitments in the amount of approximately $14.7 million at December 31, 1996.

      These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The exposure to credit loss in the event of non-performance by the party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount. Management uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Standby letters of credit are conditional commitments issued by DNB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risks involved in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers. DNB holds various collateral to support these commitments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. DNB evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon the extension of credit, usually consists of real estate, but may include securities, property or other assets.

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $40 million.

      DNB is a party to a number of lawsuits arising in the ordinary course of business. While any litigation causes an element of uncertainty, management is of the opinion that the liability, if any, resulting from the actions, will not have a material effect on the accompanying financial statements.

                                                  Downingtown National Bank 33

(11)  PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of DNB Financial Corporation (parent company only) follows:

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                              December 31
                                                       1996                  1995
Assets
   Investment in subsidiary ..............          $16,216,014          $14,354,959
                                                    -----------          -----------
Total assets .............................          $16,216,014          $14,354,959
                                                    ===========          ===========

Liabilities and Stockholders' Equity
Liabilities
   Dividends payable to stockholders .....          $        --          $        --
                                                    -----------          -----------
Total liabilities ........................                   --                   --
                                                    -----------          -----------
Stockholders' Equity
Total stockholders' equity ...............           16,216,014           14,354,959
                                                    -----------          -----------
Total liabilities and stockholders' equity          $16,216,014          $14,354,959
                                                    ===========          ===========

                       CONDENSED STATEMENTS OF OPERATIONS

                                                        Year Ended December 31
                                               1996                1995                 1994
Income:
Dividends from subsidiary .......            $372,224            $139,300             $59,807
Equity in undistributed income of
   subsidiary ...................           1,945,376           1,731,000           1,259,693
                                           ----------          ----------          ----------
  Net income ....................          $2,317,600          $1,870,300          $1,319,500
                                           ==========          ==========          ==========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                            Year Ended December 31
                                                             1996                   1995                   1994
Cash Flows From Operating Activities:
Net income .....................................           $2,317,600            $1,870,300            $1,319,500
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
    Equity in undistributed income of subsidiary           (1,945,376)           (1,731,000)           (1,259,693)
    Decrease (increase) in dividend receivable .                   --                29,903               (29,903)
                                                           ----------            ----------            ----------
Net Cash Provided by Operating Activities ......              372,224               169,203                29,904
                                                           ----------            ----------            ----------
Cash Flows From Financing Activities:
Dividends paid .................................             (372,224)             (169,203)              (29,904)
Net Cash Used in Financing Activities ..........             (372,224)             (169,203)              (29,904)
                                                           ----------            ----------            ----------

Net Change in Cash and Cash Equivalents ........          $        --           $        --           $        --
                                                           ==========            ==========            ==========

(12)  REGULATORY MATTERS

      On February 1, 1996, the OCC informed DNB that it had achieved substantial compliance with its voluntary 1992 Consent Order (the "Consent Order"), and that the Consent Order was terminated. Likewise, on February 12, 1996, the Federal Reserve Bank ("FRB") terminated the 1993 Memorandum of Understanding which had been entered into between the Corporation and the FRB.

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years.

34 Downingtown National Bank

      Federal banking agencies impose three minimum capital requirements on DNB -- risk-based capital ratios based on total capital, "Tier 1" capital, and a leverage capital ratio. The risk-based capital ratios measure the adequacy of a bank's capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for "prompt corrective action" or other regulatory enforcement action. In assessing a bank's capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level of earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management's overall ability to monitor and control risks.

      Quantitative measures established by regulation to ensure capital adequacy require DNB to maintain certain minimum amounts and ratios as set forth below. Management believes that DNB meets all capital adequacy requirements to which it is subject.

      The most recent notification from the OCC, dated February 4, 1997 categorized DNB as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, DNB must maintain minimum ratios as set forth below. There are no conditions or events since that notification, that management believes would have changed DNB's category. Actual capital amounts and ratios are presented below.

                                                                                                           To Be Well
                                                                                                        Capitalized Under
                                                                              For Capital               Prompt Corrective
                                                   Actual                  Adequacy Purposes           Action Provisions

(Dollars in thousands)                         Amount      Ratio            Amount      Ratio             Amount      Ratio
As of December 31, 1996:
   Total risk-based capital                   $17,957     13.38%           $10,733       8.00%           $13,416     10.00%
   Tier 1 capital                              16,238     12.10              5,366       4.00              8,050      6.00
   Tier 1 (leverage) capital                   16,238      7.92              8,205       4.00             10,257      5.00

As of December 31, 1995:
   Total risk-based capital                    15,899     12.76              9,965       8.00             12,456     10.00
   Tier 1 capital                              14,293     11.47              4,983       4.00              7,474      6.00
   Tier 1 (leverage) capital                   14,293      7.59              7,529       4.00              9,411      5.00

(13)  QUARTERLY FINANCIAL DATA (Unaudited)
Reference should be made to the discussion and table appearing under "Consolidated Quarterly Financial Data" in the section "Results of Operations" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                   Downingtown National Bank  35