Form 10-K405, Exhibit 13
period 1997-12-31
DNB FINANCIAL CORP /PA/
filed 1998-03-23
CIK 713671

DNB Financial Corporation and Subsidiary
Selected Financial Data (Dollars in thousands, except per share data)

                                                 At or For the Year Ended December 31
                                          1997        1996       1995       1994        1993
---------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Interest income                         $ 16,364   $ 15,162   $ 13,996   $ 11,699    $ 11,643
Interest expense                           6,984      6,459      5,788      4,209       4,974
---------------------------------------------------------------------------------------------

Net interest income                        9,380      8,703      8,208      7,490       6,669
Provision for loan losses                     --         --         --         --          63
Non-interest income                        1,283        896        814        900       1,060
Non-interest expense                       7,083      6,623      6,983      7,070       6,731
---------------------------------------------------------------------------------------------

Income before income taxes                 3,580      2,976      2,039      1,320         935
Income tax expense                           865        658        169         --         234
---------------------------------------------------------------------------------------------

Net income                               $ 2,715    $ 2,318    $ 1,870    $ 1,320       $ 701
---------------------------------------------------------------------------------------------

PER SHARE DATA*
Basic earnings                            $ 1.87     $ 1.60      $1.29      $0.91       $0.48
Diluted earnings                            1.84       1.59       1.29       0.91        0.48
Cash dividends                              0.42       0.25       0.09       0.04          --
Book value                                 12.64      11.17       9.89       8.65        7.78
Common shares outstanding              1,451,661  1,451,661  1,451,661  1,451,661   1,451,661

FINANCIAL CONDITION
Total assets                            $219,451   $207,128   $188,781   $166,268    $168,561
Loans, less unearned income              129,954    121,573    117,886    112,925     104,868
Allowance for loan losses                  5,281      5,112      5,515      5,645       6,000
Deposits                                 199,237    178,424    165,009    150,926     156,412
Stockholders' equity                      18,356     16,216     14,355     12,556      11,302

SELECTED RATIOS
Return on average stockholders' equity     15.77%     15.35%     14.01%     11.17%       6.40%
Return on average assets                    1.29       1.18       1.04       0.78        0.41
Average equity to average assets            8.21       7.65       7.40       6.99        6.38
Loans to deposits                          65.22      68.14      71.44      74.82       67.05
Dividend payout ratio                      22.41      15.63       6.71       4.76          --
---------------------------------------------------------------------------------------------

*    Per share data and shares  outstanding  have been  adjusted for the 2 for 1 stock split in September 1997 and for stock  dividends in 1997,  1996, 1995 and 1994.
---------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

     The following discussion provides an overview of the financial condition and results of operations of DNB Financial Corporation (the "Corporation" or "DNB") and its wholly owned subsidiary, Downing-town National Bank (the "Bank") and should be read in conjunction with the Corporation's consolidated financial statements presented elsewhere in this annual report.

                              Results of Operations

Summary of Performance

     Highlighted by a substantial increase in total loan revenue, 1997 was a year of record earnings for DNB. For the year ended December 31, 1997, DNB reported net income of $2.7 million or $1.87 per share. This represents a $398,000 or 17% increase from $2.3 million or $1.60 per share in 1996. Earnings for the year ended December 31, 1995 were $1.9 million or $1.29 per share.

     Interest income grew $1.2 million or 8% to record levels at $16.4 million for the year ended December 31, 1997. Total loans at December 31, 1997 were $130.0 million versus $121.6 million at December 31, 1996. The growth in loan volume contributed significantly to the increase in interest income over the prior year. Interest expense increased $525,000 or 8% to $7.0 million at December 31, 1997. The increase in interest expense was due largely to higher levels of time deposits, significantly offset by a reduction in repurchase agreements. Overall, the net interest margin increased $677,000 or 8% to $9.4 million in 1997. Net interest income was $8.7 million and $8.2 million in 1996 and 1995, respectively.

     Non-interest income was $1.3 million for the year ended December 31, 1997. Non-interest income for 1996 and 1995 was $1.0 million and $929,000, respectively. The $280,000 or 28% increase in 1997 was due to a series of events which positively contributed to earnings performance. During the year, DNB sold several properties held in other real estate owned (OREO) for gains amounting to $108,000. In addition, DNB's Investment Services and Trust Division revenue increased $110,000, reflecting commissions earned on estate settlements during the year.

     Non-interest expense was $7.1 million for the year ended December 31, 1997. This represented a $352,000 or 5% increase from $6.7 million for the year ended December 31, 1996. Non-interest expense for 1995 was $7.1 million. The increase in 1997 was due substantially to increased salary & employee benefits, as well as to increased professional & consulting fees and marketing expense. These increases were mitigated by reductions in OREO expense, insurance, and postage expense.

Net Interest Income

     DNB's earnings performance is primarily dependent upon its level of net interest income, which is the excess of interest revenue over interest expense. Interest revenue includes interest earned on loans (net of interest reversals on non-performing loans), investments, Federal funds sold and interest-earning cash, as well as loan fees and dividend income. Interest expense includes interest cost for deposits, repurchase agreements, Federal funds purchased and other borrowings.

     During 1997, net interest income increased $677,000 or 8% to $9.4 million, from $8.7 million in 1996. As shown in the Rate/Volume Analysis below, the increase in net interest income during 1997 was due to the positive effects of changes in volume, which were only modestly offset by the negative effects of rate changes. The increased volume resulted from several strategic areas of growth which included not only average balance increases in loans, investments and Federal funds sold, but also increases in lower cost funding sources such as NOW and money market accounts. Average loan balances for 1997 increased $10.4 million, while average investment securities and Federal funds sold were up $3.3 million and $655,000, respectively. The impact of the increased volume of earning assets amounted to an increase of $1.2 million in interest income. Average

Management's Discussion and Analysis

NOW, money market and savings accounts increased a total of $3.4 million. In addition, time deposits increased $11.1 million (largely in public fund deposits over $100,000), funding the payoff of repurchase agreements, which decreased an average of $6.4 million. The net impact of an increased volume of interest-bearing liabilities amounted to $493,000, partially offsetting the impact from an increased volume of interest-earning assets. The overall impact of rate changes amounted to a negative $27,000, resulting from modestly unfavorable repricing in time deposits.

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

     The following tables set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 1997 and 1996. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume); and (ii) changes in volume (change in volume multiplied by old rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

Rate / Volume Analysis
(Dollars in thousands)                           1997 Versus 1996                    1996 Versus 1995
                                                   Change Due To                       Change Due To
                                            Rate      Volume       Total        Rate      Volume       Total
-------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans                                     $    22     $   940     $   962     $   (47)    $   119     $    72
Investment securities                         (41)        221         180         130         861         991
Federal funds sold                             24          36          60         (19)        122         103
-------------------------------------------------------------------------------------------------------------
Total                                     $     5     $ 1,197     $ 1,202     $    64     $ 1,102     $ 1,166
-------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
Time deposits                             $    32     $   597     $   629     $  (118)    $   (14)    $  (132)
NOW, money market and savings deposits         51          88         139          --         628         628
Repurchase agreements                         (51)       (283)       (334)        (15)        195         180
Other borrowings                               --          91          91          (1)         (4)         (5)
-------------------------------------------------------------------------------------------------------------
Total                                          32         493         525        (134)        805         671
-------------------------------------------------------------------------------------------------------------
Net interest income                       $   (27)    $   704     $   677     $   198     $   297     $   495
-------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis

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

Average Balances, Rates, and Interest Income and Expense
(Dollars in thousands)
                                                                 Year Ended December 31
                                          1997                            1996                             1995
                             Average               Yield/     Average             Yield/      Average              Yield/
                             Balance    Interest    Rate      Balance   Interest   Rate       Balance    Interest   Rate
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:
   Taxable                    $ 64,676   $ 4,359    6.74%     $ 61,394   $ 4,179    6.81%     $ 48,683   $ 3,187     6.55%
   Tax-exempt                       --        --      --            --        --     .--             8         1     6.00
--------------------------------------------------------------------------------------------------------------------------
Total securities                64,676     4,359    6.74        61,394     4,179    6.81        48,691     3,188     6.55
Federal funds sold               8,543       486    5.69         7,888       426    5.40         5,604       323     5.76
Total loans                    127,950    11,519    9.00       117,506    10,557    8.98       116,177    10,485     9.03
--------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets  201,169    16,364    8.13       186,788    15,162    8.12       170,472    13,996     8.21
Non-interest-earning assets      8,553                          10,790                           9,776
--------------------------------------------------------------------------------------------------------------------------
Total assets                  $209,722                        $197,578                        $180,248
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   NOW, money market
      and savings deposits    $ 77,609   $ 2,042    2.63%     $ 74,189   $ 1,902    2.56%     $ 74,750   $ 2,035     2.72%
   Time deposits                85,566     4,740    5.54        74,485     4,111    5.52        63,104     3,483     5.52
--------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
   deposits                    163,175     6,782    4.16       148,674     6,013    4.04       137,854     5,518     4.00
Federal funds purchased             92         5    5.43            52         3    5.77           118         8     6.78
Other borrowings                 4,021       197    4.90         8,858       443    5.00         4,954       262     5.29
--------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
   liabilities                 167,288     6,984    4.17       157,584     6,459    4.10       142,926     5,788     4.05
Demand deposits                 23,668                          23,473                          22,682
Other liabilities                1,553                           1,420                           1,295
Stockholders' equity            17,213                          15,101                          13,345
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity       $209,722                        $197,578                        $180,248
--------------------------------------------------------------------------------------------------------------------------
Net interest income                      $ 9,380                         $ 8,703                         $ 8,208
--------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                3.96%                           4.02%                            4.16%
--------------------------------------------------------------------------------------------------------------------------
Net interest margin                                 4.66%                           4.66%                            4.81%
--------------------------------------------------------------------------------------------------------------------------

6

Management's Discussion and Analysis

Provision for Loan Losses

     To provide for potential losses inherent in the loan portfolio, DNB maintains an allowance for loan losses. To maintain an adequate allowance, management charges the provision for loan losses against income. There were no provisions made during the three years ended December 31, 1997, as the quality of DNB's loan portfolio continued to show improvement, based on available information. Effective workout strategies, fewer assets classified by internal loan review, sales of OREO properties and other reductions in non-performing assets have temporarily eliminated the need to make additional provisions. As a result of improved asset quality, the ratio of the allowance for loan losses to non-performing loans improved to 178% at December 31, 1997 from 156% at December 31, 1996 and 129% at December 31, 1995.

Non-Interest Income

     Total non-interest income includes service charges on deposit products; fees received by DNB's Investment Services and Trust Division; and other sources of income such as net gains on sales of investment securities and OREO properties, fees for safe deposit box rentals, issuing travelers' checks and money orders, check cashing, collecting bills for local municipalities and similar activities.

     Non-interest income was $1.3 million in 1997, compared to $1.0 million in 1996 and $929,000 in 1995. Service charges on deposit accounts increased $37,000 or 8% to $469,000 in 1997 from $433,000 in 1996 and $458,000 in 1995. Much of the increase in this category was caused by increased volume of transactions as well as a concerted effort by management to reduce the waived fee percentage on deposit account overdrafts.

     Trust  income  was  $416,000  in 1997,  compared  to  $306,000  in 1996 and
$298,000 in 1995. The $110,000 or 36% increase in 1997 was due largely to commissions earned on several large estate settlements. Trust assets at December 31, 1997 remained relatively the same as the prior year at approximately $61 million.

     Other non-interest income grew $133,000 or 50% to $398,000 for the year ended December 31, 1997, from $265,000 in 1996. Other non-interest income was $173,000 in 1995. The increase in this category during 1997 was caused by net gains recognized on the sales of several OREO properties.

Non-Interest Expense

     Non-interest expense includes salaries & employee benefits, occupancy, FDIC insurance, professional & consulting fees as well as printing & supplies, insurance, advertising and other less significant expense items. During 1997, management strengthened its focus on controlling non-interest expenses by embarking on a bank-wide project designed to identify and implement improved operating procedures. While DNB incurred some initial costs relating to consulting fees, this project was undertaken to move the Bank forward with greater operating efficiencies and ultimately greater cost savings.

     Non-interest expenses were $7.1 million in 1997, compared to $6.7 million and $7.1 million in 1996 and 1995. This increase of $352,000 or 5% was due primarily to increased salary & employee benefits, professional & consulting expense, and advertising & marketing expense, partially offset by decreased insurance, postage and other expenses.

     Salaries & employee benefits expense totaled $4.0 million in 1997, compared to $3.6 million in 1996 and $3.7 million in 1995. The increase in salary & employee benefits expense during 1997 resulted from the addition of staff in the Credit Services and the Investment Services & Trust Division. In addition, DNB incurred increased costs for hospitalization, other employee benefits and normal merit increases during the year. Salary & employee benefits expense for 1996 reflected fewer full-time equivalent employees than 1995, offsetting the merit increase for that year.

     Professional & consulting expense includes costs associated with legal services, audit and accounting services, asset/liability management services as well as consulting fees for data processing, human resources and other special projects. Professional and consulting expenses for 1997 were $445,000, compared to $317,000 in 1996 and $359,000 in 1995. The increase in 1997 reflects costs incurred in the third and fourth quarters in relation to a project undertaken with an outside consultant to help identify and imple-

Management's Discussion and Analysis

ment improved operating procedures. The decrease in professional and consulting expense in 1996 from 1995 related to services associated with DNB's Stock Option Plan and strategic planning efforts.

     Insurance expense, which includes DNB's fidelity bond, commercial package, workers compensation and directors' & officers' liability coverages, decreased $15,000 to $96,000 in 1997, compared to $111,000 and $163,000 in 1996 and 1995.
Insurance expense continues to decrease as DNB recognizes the full benefit from lower premium quotes and broader benefits under its new policies.

     Advertising & marketing expense increased $12,000 to $216,000 for the year ended December 31, 1997, compared to $205,000 and $208,000 for 1996 and 1995.
The increase in these expenditures was due largely to the promotion of the new Premier Money Market account and Premier Check Card.

     Postage expense decreased $10,000 to $115,000 for the year ended December 31, 1997, compared to $125,000 and $113,000 for 1996 and 1995. The improvement in this category reflects fewer target mailings in 1997 compared to 1996. In addition, DNB benefited in 1997 from favorable discount mailing rates associated with bar coded customer statements. Postage expense in 1996 increased from 1995 due to the increased target mailings.

     Other expenses include such items as OREO expense, satisfaction fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses decreased $94,000 to $709,000 in 1997, compared to $803,000 and $737,000 in 1996 and 1995. The decrease in this category was primarily caused by a reduction in OREO expense for costs incurred to manage and insure properties which were sold during 1997.

Income Taxes

     Income tax expense was $865,000 in 1997,  $658,000 in 1996, and $169,000 in
1995. DNB has deferred tax assets, largely attributable to the allowance for loan losses and alternative minimum tax credit carryforwards. These benefits reduced DNB's effective tax rate to 24%, 22% and 8% for the years ended December 31, 1997, 1996 and 1995, respectively.

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

     Given the nature of the portfolio, and its generally high credit quality, management expects to realize all of its investment upon the maturity of such instruments, and believes that any market value decline is temporary in nature. Management determines the appropriate classification of securities at the time of purchase. Investment securities are classified as: (a) securities held to maturity ("HTM") based on management's intent and ability to hold them to maturity; (b) trading account ("TA") securities that are bought and held principally for the purpose of selling them in the near term; and (c) securities available for sale ("AFS"). DNB does not currently maintain a trading account portfolio.

     Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment assumptions, the need to increase regulatory capital or other similar requirements. DNB does not necessarily intend to sell such securities, but has classified them as AFS to provide flexibility to respond to liquidity needs.

     In 1995 the Financial Accounting Standards Board ("FASB") released a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This guide contained a provision which allowed a one-time reclassification of securities previously classified as HTM to the AFS portfolio. Management believed that it was appropriate to take advantage of this reclassification opportunity since a bank's ability to manage overall risk is enhanced by having a larger AFS portfolio. Accordingly, DNB reclassified securities with a book value of $12.8 mil-

Management's Discussion and Analysis

lion to the AFS portfolio on December 29, 1995 and recognized unrealized gains of $103,000 and unrealized losses of $58,000.

     DNB's investment portfolio (HTM and AFS securities) totaled $63.6 million at December 31, 1997, down from $70.6 million at December 31, 1996. The decrease was caused in part by the calls or maturities of agency securities available for sale. Cash flows from these maturities were subsequently re-invested in the loan portfolio or in Federal funds sold.

     The following tables set forth information regarding the composition, stated maturity and average yield of DNB's investment security portfolio as of the dates indicated. The first two tables do not include amortization or anticipated prepayments on mortgage-backed securities. Callable US Government agency securities are included at their stated maturity dates.

Investment Maturity Schedule, including Weighted Average Yield
(Dollars in thousands)

                                                                  Over 10 Years
                                 Less than                         or No Stated
Held to Maturity                   1 Year   1-5 Years  5-10 Years   Maturity      Total      Yield
---------------------------------------------------------------------------------------------------
US Government agency and
  corporations                     $1,493    $18,160    $19,259      $2,895      $41,807     7.0%
Mortgage-backed securities             --      1,200        875       3,715        5,790     6.7
Other securities                    1,000         --         --       1,097        2,097     6.0
---------------------------------------------------------------------------------------------------
Total                              $2,493    $19,360    $20,134      $7,707      $49,694
---------------------------------------------------------------------------------------------------
Percent of portfolio                   5%        39%        41%         15%         100%
---------------------------------------------------------------------------------------------------
Weighted average yield               6.3%       6.5%       7.6%        6.5%         6.9%
---------------------------------------------------------------------------------------------------

                                                                  Over 10 Years
                                 Less than                         or No Stated
Available for Sale                 1 Year   1-5 Years  5-10 Years   Maturity      Total      Yield
---------------------------------------------------------------------------------------------------
US Government agency and
  corporations                     $2,503     $1,250     $  997      $   --      $ 4,750     6.6%
Mortgage-backed securities             --      1,718      3,061       4,359        9,138     6.7
---------------------------------------------------------------------------------------------------
Total                              $2,503     $2,968     $4,058      $4,359      $13,888
---------------------------------------------------------------------------------------------------
Percent of portfolio                  18%        21%        29%         32%         100%
---------------------------------------------------------------------------------------------------
Weighted average yield               6.4%       6.3%       6.8%        6.9%         6.7%
---------------------------------------------------------------------------------------------------

Composition of Investment Securities
(Dollars in thousands)                                       December 31
                                                1997                           1996
                                        Held to      Available           Held to   Available
                                       Maturity      for Sale           Maturity   for Sale
--------------------------------------------------------------------------------------------
US Government agency and
  corporations                          $41,807       $ 4,750            $35,904    $14,974
Mortgage-backed securities                5,790         9,138              7,311      6,705
Other securities                          2,097            --              5,656         --
--------------------------------------------------------------------------------------------
Total                                   $49,694       $13,888            $48,871    $21,679
--------------------------------------------------------------------------------------------

Management's Discussion and Analysis

Loans

     The loan portfolio consists primarily of commercial and residential real estate loans, commercial loans and lines of credit, consumer loans and, to a lesser degree, student loans. The loan portfolio provides a stable source of interest income, monthly amortization of principal and, in the case of adjustable rate loans, repricing opportunities.

     Net loans were $124.7 million at December 31, 1997, up $8.2 million or 7% from 1996. Commercial loans increased $5.0 million or 17% to $35.0 million and residential loans increased $2.7 million or 15% to $20.4 million. The increase in both portfolios reflects DNB's commitment to commercial and residential development in the Chester County community.

     The following table sets forth information concerning the composition of total loans outstanding, net of the allowance for loan losses, as of the dates indicated.

Non-Performing Assets

     Asset quality improved significantly for the fifth consecutive year as the level of non-performing assets at December 31, 1997 declined $1.1 million or 25% to $3.2 million from $4.3 million at December 31, 1996 and from $5.1 million at December 31, 1995. The improvement resulted from a concentrated effort to reduce the levels of such assets through workout strategies and vigilant monitoring of weakened credits. Current economic conditions are favorable for DNB, which has a significant level of
--------------------------------------------------------------------------------

Total Loans Outstanding, Net of Allowance for Loan Losses
(Dollars in thousands)                                        December 31
                                          1997        1996       1995       1994        1993
----------------------------------------------------------------------------------------------
Residential mortgage                    $ 20,392   $ 17,658   $ 19,009   $ 18,617    $ 24,350
Commercial mortgage                       46,130     45,907     42,945     43,900      45,622
Commercial                                34,966     29,970     28,803     22,958      21,763
Consumer                                  26,062     25,325     24,110     24,214       9,885
Student                                    2,404      2,712      3,019      3,236       3,248
----------------------------------------------------------------------------------------------
Total loans                              129,954    121,572    117,886    112,925     104,868
Less allowance for loan losses            (5,281)    (5,112)    (5,515)    (5,645)     (6,000)
----------------------------------------------------------------------------------------------
Net loans                               $124,673   $116,460   $112,371   $107,280    $ 98,868
----------------------------------------------------------------------------------------------

     The following table sets forth information as of December 31, 1997 concerning the contractual maturities of the loan portfolio, net of unearned income. For amortizing loans, scheduled repayments for the maturity category in which the payment is due are not reflected below because such information is not readily available.

Loan Maturities
(Dollars in thousands)               Less than 1 Year  1-5 Years   Over 5 Years      Total
-------------------------------------------------------------------------------------------
Real estate                               $15,864       $33,835       $16,823      $ 66,522
Commercial                                 33,900           825           241        34,966
Consumer                                    3,421         9,169        13,472        26,062
Student                                        38           405         1,961         2,404
-------------------------------------------------------------------------------------------
Total loans                                53,223        44,234        32,497       129,954
-------------------------------------------------------------------------------------------
Loans with predetermined interest rates     8,272        18,598        30,903        57,773
Loans with variable interest rates         44,951        25,636         1,594        72,181
-------------------------------------------------------------------------------------------
Total loans                               $53,223       $44,234       $32,497      $129,954
-------------------------------------------------------------------------------------------

Management's Discussion and Analysis

commercial, real estate and consumer loans. In order to improve asset quality and position DNB for possible economic downturns in the future, management has tightened underwriting standards and has made improvements in DNB's lending policies and procedures during the last five years. Non-performing assets have, and will continue to have, an impact on earnings. Management intends to continue working aggressively in an effort to reduce the level of such assets.

     Non-performing assets are comprised of nonaccrual loans, loans delinquent over ninety days and still accruing, troubled debt restructurings ("TDRs") and other real estate owned ("OREO"). Nonaccrual loans are loans on which the accrual of interest ceases when the collection of principal or interest payments is determined to be doubtful by management. It is the policy of DNB to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more (unless the loan principal and interest are determined by management to be fully secured and in the process of collection), or earlier, if considered prudent. Interest received on such loans is applied to the principal balance, or may in some instances be recognized as income on a cash basis. OREO includes both real estate obtained as a result of, or in lieu of, foreclosure. Any significant change in the level of non-performing assets is dependent, to a large extent, on the economic climate within DNB's market area.

     The following table sets forth those assets that are: (i) placed on nonaccrual status, (ii) contractually delinquent by 90 days or more and still accruing, (iii) troubled debt restructurings other than those included in items
(i) and (ii), and (iv) other real estate owned ("OREO") as a result of foreclosure or voluntary transfer to DNB.

     The Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. In addition, committee members meet to design, implement and review asset recovery strategies which serve to maximize the recovery of each troubled asset. DNB had $5.9 million of loans which, although performing at December 31, 1997, are believed to require increased
--------------------------------------------------------------------------------

Non-Performing Assets                                         December 31
(Dollars in thousands)                     1997       1996        1995      1994        1993
----------------------------------------------------------------------------------------------
Nonaccrual loans:
    Residential mortgage                  $  676     $  743     $1,355     $1,790      $3,114
    Commercial mortgage                    1,301      1,315      1,832      1,872       3,035
    Commercial                               821        650        722      1,551       1,790
    Consumer                                 107        187        237        197         419
----------------------------------------------------------------------------------------------
Total nonaccrual loans                     2,905      2,895      4,146      5,410       8,358

Consumer loans 90 days past due
  and still accruing                          70        194        129        112          87
Troubled debt restructurings                  --        184         --         40         297
----------------------------------------------------------------------------------------------
Total non-performing loans                 2,975      3,273      4,275      5,562       8,742
Other real estate owned                      231      1,010        810        445         635
----------------------------------------------------------------------------------------------
Total non-performing assets               $3,206     $4,283     $5,085     $6,007      $9,377
----------------------------------------------------------------------------------------------

Asset quality ratios:
Non-performing loans to total loans         2.29%      2.69%      3.63%      4.93%       8.34%
Non-performing assets to total assets       1.46       2.07       2.69       3.61        5.56
Allowance for loan losses to:
Total loans                                 4.06       4.20       4.68       5.00        5.72
Non-performing loans                      177.51     156.17     129.02     101.50       68.64
Non-performing assets                     164.72     119.36     108.46      93.98       63.99
----------------------------------------------------------------------------------------------

Management's Discussion and Analysis

supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 1996 was $7.2 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.

Allowance for Loan Losses

     The allowance for loan losses is increased by the provision for loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

     In establishing its allowance for loan losses, management considers the size and risk exposure of each segment of the loan portfolio, past loss experience, present indicators of risk such as delinquency rates, levels of nonaccruals, the potential for losses in future periods, and other relevant factors. Management's evaluation of the loan portfolio generally includes reviews of individual borrowers with aggregate balances of $300,000 or greater and reviews of problem borrowers of $100,000 or greater. Consideration is also given to examinations performed by regulatory agencies, primarily the Office of the Comptroller of the Currency ("OCC"). The provisions are based on management's review of the economy, interest rates, general market conditions, estimates of the fair value of collateral, financial strength and ability of the borrowers and guarantors to pay, and considerations regarding the current and anticipated operating or sales environment. These estimates are particularly susceptible to change and may result in a material adjustment to the allowance. While management uses the latest information available to make its evaluation of the adequacy of the allowance, future adjustments may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

     There were no provisions made during the three years ended December 31, 1997, due to a reduction of internally classified assets, recoveries of prior charge-offs, as well as a further reduction in the level of non-performing assets. Net loan recoveries were $169,000 in 1997, compared to net loan charge-offs of $403,000 in 1996 and $130,000 in 1995. The percentage of net charge-offs to total average loans was .34% and .11% during 1996 and 1995, respectively.

     The following table sets forth the changes in DNB's allowance for loan losses for the years indicated. Real estate includes both residential and commercial real estate.
--------------------------------------------------------------------------------

Analysis of Allowance for Loan Losses
(Dollars in thousands)                                  Year Ended December 31
                                           1997       1996       1995       1994        1993
----------------------------------------------------------------------------------------------
Beginning balance                         $5,112     $5,515     $5,645     $6,000      $6,100
Provisions                                    --         --         --         --          63
Loans charged off:
  Real estate                                 --       (454)       (25)      (280)       (344)
  Commercial                                 (32)       (50)      (124)      (140)        (78)
  Consumer                                   (16)       (30)      (164)       (77)       (112)
----------------------------------------------------------------------------------------------
Total charged off                            (48)      (534)      (313)      (497)       (534)
----------------------------------------------------------------------------------------------
Recoveries:
  Real estate                                  1         38         86          3          75
  Commercial                                 167         48         24         43          87
  Consumer                                    49         45         73         96         209
----------------------------------------------------------------------------------------------
Total recoveries                             217        131        183        142         371
----------------------------------------------------------------------------------------------
Ending balance                            $5,281     $5,112     $5,515     $5,645      $6,000
----------------------------------------------------------------------------------------------

Management's Discussion and Analysis

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

     The following table sets forth the composition of DNB's allowance for loan losses at the dates indicated. The portion allocated to each category is generally not the total amount available for future losses that might occur within such categories. The allocation of the allowance should also not be interpreted as an indication that charge-offs will occur in these amounts or proportions. The specific allocations in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect current conditions. Accord-ingly, management considers the entire allowance to be available to absorb losses in any category.

Liquidity and Capital Resources

     Management maintains liquidity to meet depositors' needs for funds, to satisfy or fund loan commitments, and for other operating purposes. DNB's foundation for liquidity is a stable and loyal customer deposit base and a marketable investment portfolio that provides periodic cash flow through regular maturities and amortization, or that can be used as collateral to secure funding. DNB's primary source of liquidity is dependent upon its ability to maintain and expand its customer deposit base. During 1997, deposits increased $20.8 million or 12% while repurchase agreements were paid off. The substantial increase in deposits was a result of several successful certificate of deposit promotions initiated during the year, along with the introduction and promotion of DNB's new Premier Money Market account.

     As of December 31, 1997, deposits totaled $199.2 million, up from $178.4 million at December 31, 1996. Certificates of deposit increased $14.7 million or 23% to $78.5 million. In addition, non-interest bearing deposits and NOW accounts increased $3.0 million combined. Money market accounts increased $3.7 million, due largely to DNB's new money market account.

     DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $49 million.
--------------------------------------------------------------------------------

Composition of Allowance for Loan Losses
(Dollars in thousands)
                                                          December 31
                       1997                   1996                 1995                   1994                  1993
                           Percent of            Percent of            Percent of             Percent of             Percent of
                          Loan Type to          Loan Type to          Loan Type to           Loan Type to           Loan Type to
                  Amount  Total Loans   Amount  Total Loans   Amount  Total Loans    Amount  Total Loans   Amount   Total Loans
---------------------------------------------------------------------------------------------------------------------------------
Real estate       $1,104      51%       $1,405      52%      $1,504       53%       $1,575       55%       $3,060      66%
Commercial           410      27           531      25          590       24         1,223       20         2,171      20
Consumer             164      22           231      23          289       23           771       25           105      14
Unallocated        3,603      --         2,945      --        3,132       --         2,076       --           664      --
---------------------------------------------------------------------------------------------------------------------------------
Total             $5,281     100%       $5,112     100%      $5,515      100%       $5,645      100%       $6,000     100%
---------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis

     The following table sets forth the composition of DNB's deposits at the dates indicated.
-----------------------------------------------------------------------------

Deposits by Major Classification
(Dollars in thousands)                                      December 31
                                          1997       1996        1995       1994       1993
---------------------------------------------------------------------------------------------
Non-interest-bearing deposits           $ 27,150   $ 26,429   $ 22,936   $ 24,967    $ 23,087
Interest-bearing deposits:
    NOW                                   33,387     31,140     27,485     27,688      23,827
    Money market                          19,289     15,550     16,333     18,198      27,750
    Savings                               27,714     28,559     29,224     31,836      32,123
    Certificates                          78,509     63,783     56,533     37,698      38,521
    IRA                                   13,188     12,963     12,498     10,539      11,104
---------------------------------------------------------------------------------------------
Total deposits                          $199,237   $178,424   $165,009   $150,926    $156,412
---------------------------------------------------------------------------------------------

     At December 31, 1997, DNB has $4.2 million in commitments to fund commercial real estate, construction and land development loans. In addition, there are $1.3 million in unfunded home equity lines of credit and $14.3 million in other unused loan commitments. Management anticipates the majority of these commitments will be funded by means of normal cash flows. There are approximately $69.0 million of certificates of deposit scheduled to mature during the twelve months ending December 31, 1998. To meet its funding needs, DNB maintains assets which comprise its primary liquidity totaling $43.1 million on December 31, 1997. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB also anticipates scheduled payments and prepayments on its loan and mortgage-backed securities portfolios.

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

     As indicated in the table below, the one year gap position at December 31, 1997 was a negative 2.1%. Generally, a financial institution with a negative gap position will most likely experience decreases in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates.

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

     DNB reports its callable agency investments ($40.2 million at December 31, 1997) at their Option

Management's Discussion and Analysis

Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable agency securities provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

     Included in the analysis of the gap position are certain savings deposit and demand accounts which
--------------------------------------------------------------------------------

Interest Rate Sensitivity Analysis
(Dollars in thousands)
                                                           More Than    More Than    More Than      More Than
                                            Six Months     One Year     Two Years   Five Years      Ten Years
                               Under Six      Through       Through      Through      Through          and                   Fair
                                Months       One Year      Two Years   Five Years    Ten Years    Non-repricing   Total     Value
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks
 and Federal funds sold         $15,889       $    --      $    --      $    --       $    --      $ 7,503      $ 23,392   $ 23,392
    Average interest rate          5.50%           --%          --%          --%           --%          --%
Investments                      16,685        13,619       21,257        9,538         1,266        1,218        63,583     63,799
    Average interest rate          6.96%         6.65%        6.96%        7.02%         6.55%        7.00%
Commercial loans                 26,511         1,816        1,963        3,705           401          570        34,966     34,649
    Average interest rate          9.24%         8.50%        8.67%        8.80%         8.47%          --%
Mortgage loans                   11,852         8,889       12,338       21,918         7,156        4,369        66,522     67,155
    Average interest rate          8.66%         8.26%        8.39%        8.57%         8.04%        6.34%
Consumer loans                    4,749         3,086        3,926        8,465         7,971          269        28,466     28,715
    Average interest rate          8.32%         7.95%        8.06%        7.99%         8.23%        4.93%
Total loans                      43,111        13,791       18,227       34,088        15,528        5,209       129,954    130,519
    Average interest rate          8.98%         8.22%        8.35%        8.45%         8.15%        5.60%
Other assets (net)                   --            --           --           --            --        2,522         2,522
------------------------------------------------------------------------------------------------------------------------------------
Total assets                    $75,686       $27,410      $39,484      $43,626       $16,794      $16,451      $219,451
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Non-interest-bearing demand     $ 9,176           $--      $ 6,159      $11,815       $    --      $   --       $ 27,150   $ 27,150
NOW                              11,826            --        3,080       12,321         6,160          --         33,387     33,387
  Average interest rate            2.68%           --         2.08%        2.08%         2.08%         -- %
Money market                      5,254         4,390        4,822        4,823           --           --         19,289     19,289
  Average interest rate            3.58%         3.58%        3.58%        3.58%          -- %         -- %
Savings                           8,037            --        3,049       11,085         5,543          --         27,714     27,714
  Average interest rate            2.71%           --         2.71%        2.71%         2.71%         -- %
Certificates and IRA's less
than $100,000                    25,651        21,511       13,108        7,909           --           --         68,179     68,627
  Average interest rate            5.38%         5.53%        5.76%        6.25%          -- %         -- %
Certificates and IRA's at or
more than $100,000               18,540         3,262          646        1,070           --           --         23,518     23,634
  Average interest rate            5.62%         5.47%        5.80%        6.48%          -- %         -- %
------------------------------------------------------------------------------------------------------------------------------------
Total deposits                   78,484        29,163       30,864       49,023        11,703          --        199,237   $199,801
    Average interest rate          3.97%         5.11%        3.47%        2.45%         2.38%         -- %
Other liabilities, net               --            --           --           --            --        1,858         1,858
Stockholders' equity                 --            --           --           --            --       18,356        18,356
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity    $78,484       $29,163      $30,864      $49,023       $11,703      $20,214      $219,451
------------------------------------------------------------------------------------------------------------------------------------
Gap                             $(2,798)      $(1,753)     $ 8,620      $(5,397)      $ 5,091      $ 3,763
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap                  $(2,798)      $(4,551)     $ 4,069      $(1,328)      $ 3,763           --
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap to total assets    (1.3%)        (2.1%)         1.9%       (0.6%)          1.7%
------------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis

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

     The preceding table sets forth certain information relating to DNB's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing and the instruments fair value at December 31, 1997.

     The Bank continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing the Bank's spread by attracting lower-costing retail deposits.

     In addition to utilizing the gap ratio for interest rate risk management, the ALCO committee utilizes simulation analysis whereby the model estimates the variance in net interest income with a change in interest rates of plus or minus 300 basis points over a twelve month period. Given recent simulations, net interest income would be within policy guidelines regardless of the direction of market rates.

Capital Resources

     Stockholders' equity increased to $18.4 million at December 31, 1997, primarily as a result of the $2.7 million net income reported for the year. Management believes that the Corporation and the Bank each have met the definition of "well capitalized" for regulatory purposes on December 31, 1997 and thereafter. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters -- Footnote 14).

Regulatory Matters

     Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years.

     Interstate Banking -- The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), enacted on September 29, 1994, permits bank holding companies to acquire banks in any state beginning in 1995. Acquired banks in different states may be merged into a single bank, and merged banks may establish and acquire additional branches anywhere the acquiree could have branched. States were entitled to opt out of interstate branching until June 1, 1997. Limited branch purchases are still subject to state laws. On July 6, 1995, Pennsylvania adopted an interstate banking act (the "PA Interstate Banking Act") to harmonize Pennsylvania banking laws with the Federal Interstate Banking Act. The PA Interstate Banking Act "opts in" early under the Federal Interstate Banking Act to permit interstate mergers, non-Pennsylvania holding company acquisitions of Pennsylvania banks, branch acquisitions and de novo branching in any of the manners contemplated by the Federal Interstate Banking Act, subject to prior regulatory approvals or filings. In general, the PA Interstate Banking Act permits out-of-state banking institutions to establish branches in Pennsylvania with the approval of the Pennsylvania Banking Department, provided the law of the state where the banking institution is located would permit a Pennsylvania banking institution to establish and maintain a branch in that state on substantially similar terms and conditions. It also permits Pennsylvania banking institutions to maintain branches in other states. Management believes that the Interstate Banking Act and the PA Interstate

Management's Discussion and Analysis

Banking Act have increased competitive pressures in DNB's market by permitting entry of additional competitors, but management is of the opinion that this did not have a material impact upon the results of operations of DNB, for the year ended December 31, 1997.

     Amendments to FDIC Deposit Insurance Assessment Rules-- On November 22, 1996, the Financing Corporation ("FICO") adopted a regulation pursuant to the 1996 Banking Law which obligates all Federally insured depository institutions to pay special assessments toward the funding of interest payments on FICO bonds which were issued in 1989 to fund the savings and loan bailout. The special assessments, which are effective for periods commencing January 1, 1997, are calculated on a deposit-by-deposit basis and differs depending upon whether a deposit is insured by the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF"). The special FICO assessment rate is 6.4 basis points on all SAIF-assessable deposits, and 20% of that rate, or approximately
1.3 basis points, on all BIF-assessable deposits, regardless of whether an institution is a "bank" or a "savings association". The Bank's FICO assessment rate is currently 1.3 basis point. After December 31, 1999 (or when the last savings association ceases to exist, if earlier), all assessable deposits at all institutions will be assessed at the same rates in order to pay FICO bond interest.

     The semi-annual deposit insurance assessment for BIF member institutions on BIF-assessable deposits ranges from 0 to 27 basis points, depending upon an institution's risk classification. The Bank's current assessment rate is 0 basis points.

     Year 2000 -- Year 2000 compliance has been defined by DNB as the point at which each organizational function, system, application, file, program and database will correctly process, provide and/or receive date data within and between the 20th and 21st centuries. DNB has developed a comprehensive approach to solving Year 2000 issues. Headed up by DNB's Technology Steering Committee, the Bank has conducted an in-depth review of its systems to identify and assess the risks posed by the Year 2000. The committee has worked with the Bank's primary software and hardware vendors to prepare the computer operating environment. DNB has purchased software products to aid in identifying programs that might be affected by the Year 2000. In addition to all of the technology enhancements planned, current plans call for upgrading all personal computers that are not Year 2000 compliant. Testing has been scheduled for all systems. DNB, while not completely Year 2000 compliant, is working diligently to achieve this goal. DNB has established an organization-wide initiative and every area of the Bank is participating. Management currently expects DNB to be Year 2000 compliant in all material respects before December 31, 1999. Management currently estimates the costs of Year 2000 compliance will be approximately $60,000 during the two years ended December 31, 1999.

Recent Accounting Pronouncements

     In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 125"). That Statement established, among other things, new criteria for determining whether a transfer of financial assets should be accounted for as a sale or as a pledge of collateral in a secured borrowing. SFAS No. 125 also established new accounting requirements for pledged collateral. As issued, SFAS No. 125 was effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is applied prospectively. The Company adopted the provisions of SFAS No. 125, effective January 1, 1997. In December 1996, the FASB issued SFAS No. 127. Under the provisions of SFAS No. 127, the effective date of certain provisions of SFAS No. 125, including repurchase agreement, dollar-roll, securities lending, and similar transactions, are deferred for a period of one year. Management anticipates the effect of implementation of SFAS No. 127 will be immaterial to DNB's results of operations, financial condition or stockholders' equity.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income ("SFAS No. 130"). This statement establishes standards for the report-

Management's Discussion and Analysis

ing and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined the impact, if any, of this statement on DNB.

     In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Management has not yet determined the impact, if any, of this statement on DNB.

     In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132"). This statement amends the disclosure requirements of Statements No. 87, Employers' Accounting for Pensions ("Statement No. 87"). No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pensions Plans and for Termination Benefits ("Statement No. 88"), and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("Statement No. 106"). SFAS No. 132 is applicable to all entities. This statement standardizes the disclosure requirements of Statements No. 87 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 only addresses disclosure and does not change any of the measurement or recognition provisions provided for in Statements No. 87, No. 88, or No. 106. The statement is effective for fiscal years beginning after December 15, 1997. Restatement of comparative period disclosures is required unless the information is not readily available, in which case the notes to the financial statements should include all available information and a description of the information not available.

Market for Common Stock

     DNB Financial's common stock is listed under the symbol "DNBF" on the Over The Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this annual report who are market makers of DNB's common stock. There were approximately 900 stockholders who owned 1,451,661 shares of common stock outstanding at December 31, 1997.

     The following table sets forth the quarterly high and low prices for a share of DNB's common stock during the periods indicated. Prices for the sale of stock are based upon transactions reported by the brokerage firms of Hopper Soliday & Company, Inc. and Ryan, Beck & Company. The quoted high and low bid prices are limited only to those transactions known by management to have occurred and there may, in fact, have been additional transactions of which management is unaware. Prices have been adjusted for the stock split and stock dividends.

                             1997               1996
                        High       Low     High      Low
---------------------------------------------------------
First Quarter         $15.95     $14.76   $12.36   $11.79
Second Quarter         19.53      16.76    13.15    12.02
Third Quarter          26.19      19.41    13.83    13.27
Fourth Quarter         31.50      25.24    15.71    14.76
---------------------------------------------------------

DNB Financial Corporation and Subsidiary
Consolidated Statements of Financial Condition

                                                                         December 31
                                                                 1997                1996
--------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                       $ 7,503,007       $ 6,636,470
Federal funds sold                                             15,889,000         4,833,000
Investment securities available for sale, at market value      13,888,462        21,678,879
Investment securities (market value $49,863,493 in 1997
   and $49,195,997 in 1996)                                    49,694,161        48,871,142
Loans, net of unearned income                                 129,954,114       121,572,569
Allowance for loan losses                                      (5,280,958)       (5,112,486)
--------------------------------------------------------------------------------------------
Net loans                                                     124,673,156       116,460,083
--------------------------------------------------------------------------------------------
Office property and equipment                                   3,644,581         3,986,502
Accrued interest receivable                                     1,584,213         1,562,565
Other real estate owned                                           231,187         1,010,500
Deferred income taxes                                             977,981           866,354
Other assets                                                    1,365,317         1,222,594
--------------------------------------------------------------------------------------------
Total assets                                                 $219,451,065      $207,128,089
--------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                $ 27,149,502      $ 26,428,509
Interest-bearing deposits:
    NOW                                                        33,386,755        31,140,486
    Money market                                               19,289,128        15,549,927
    Savings                                                    27,714,419        28,558,535
    Time                                                       91,697,168        76,746,106
--------------------------------------------------------------------------------------------
Total deposits                                                199,236,972       178,423,563
--------------------------------------------------------------------------------------------
Repurchase agreements                                                  --        11,225,273
Accrued interest payable                                          830,533           454,574
Other liabilities                                               1,027,997           808,665
--------------------------------------------------------------------------------------------
Total liabilities                                             201,095,502       190,912,075
--------------------------------------------------------------------------------------------

Commitments and contingencies (Note 12)

Stockholders' Equity
Preferred stock, $10.00 par value;
   1,000,000 shares authorized; none issued                            --                --
Common stock, $10.00 par value;
   5,000,000 shares authorized; 1,451,661 and
   691,422 issued and outstanding, respectively                14,516,610         6,914,220
Surplus                                                         1,542,160         5,196,292
Retained earnings                                               2,276,556         4,127,905
Unrealized gain (loss) on investment securities
   available for sale, net of tax                                  20,237           (22,403)
--------------------------------------------------------------------------------------------
Total stockholders' equity                                     18,355,563        16,216,014
--------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                   $219,451,065      $207,128,089
--------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DNB Financial Corporation and Subsidiary
Consolidated Statements of Operations

                                                              Year Ended December 31
                                                         1997           1996          1995
----------------------------------------------------------------------------------------------
Interest Income:
Interest and fees on loans                            $11,518,808   $10,556,381   $10,484,930
Interest on investment securities:
    Taxable                                             4,359,349     4,179,173     3,187,596
    Exempt from Federal taxes                                  --            --           483
Interest on Federal funds sold                            485,449       426,177       322,746
----------------------------------------------------------------------------------------------
Total interest income                                  16,363,606    15,161,731    13,995,755
----------------------------------------------------------------------------------------------
Interest Expense:
Interest on NOW, money market and savings               2,041,643     1,902,436     2,034,828
Interest on time deposits                               4,739,650     4,110,912     3,482,719
Interest on repurchase agreements                         108,377       442,584       262,187
Interest on other borrowings                               94,311         2,962         7,749
----------------------------------------------------------------------------------------------
Total interest expense                                  6,983,981     6,458,894     5,787,483
----------------------------------------------------------------------------------------------
Net interest income                                     9,379,625     8,702,837     8,208,272
Provision for loan losses                                      --            --           122
----------------------------------------------------------------------------------------------
Net interest income after provision for loan losses     9,379,625     8,702,837     8,208,150
----------------------------------------------------------------------------------------------
Non-interest Income:
Service charges                                           469,393       432,681       458,472
Trust income                                              416,209       305,930       297,665
Other                                                     398,039       265,411       172,781
----------------------------------------------------------------------------------------------
Total non-interest income                               1,283,641     1,004,022       928,918
----------------------------------------------------------------------------------------------
Non-interest Expense:
Salaries and employee benefits                          3,951,844     3,629,185     3,653,950
Furniture and equipment                                   671,968       664,714       783,480
Occupancy                                                 458,214       467,437       442,008
Professional and consulting                               445,032       317,420       358,895
Printing and supplies                                     229,004       221,688       242,323
Advertising and marketing                                 216,140       204,587       207,945
PA shares tax                                             142,576       139,125       140,437
Postage                                                   114,924       124,771       112,899
Insurance                                                  96,092       110,956       162,848
FDIC insurance                                             48,240        48,584       256,241
Other                                                     709,032       802,792       736,742
----------------------------------------------------------------------------------------------
Total non-interest expense                              7,083,066     6,731,259     7,097,768
----------------------------------------------------------------------------------------------
Income before income taxes                              3,580,200     2,975,600     2,039,300
Income tax expense                                        865,000       658,000       169,000
----------------------------------------------------------------------------------------------
Net income                                            $ 2,715,200   $ 2,317,600   $ 1,870,300
----------------------------------------------------------------------------------------------
Earnings per share:
Basic                                                       $1.87         $1.60         $1.29
Diluted                                                      1.84          1.59          1.29
Weighted average number of shares outstanding:
Basic                                                   1,451,661     1,451,661     1,451,661
Diluted                                                 1,479,629     1,462,105     1,454,556
Cash dividends per share                                    $0.42         $0.25         $0.09
----------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                          Unrealized
                                                                        Gain (Loss) on
                                                                          Investment
                                                                          Securities
                                    Common                    Retained     Available
                                     Stock      Surplus       Earnings     For Sale      Total
-------------------------------------------------------------------------------------------------
Balance at January 1, 1995       $ 5,980,680  $2,877,009    $3,704,352    $ (5,898)  $12,556,143
Net income                                --          --     1,870,300          --     1,870,300
Cash dividends                            --          --      (125,546)         --      (125,546)
Issuance of stock dividends          607,250     863,202    (1,470,452)         --            --
Cash payment for fractional shares        --          --       (13,754)         --       (13,754)
Transfer to surplus                       --     372,658      (372,658)         --            --
Change in unrealized gain
   on investment securities
   available for sale, net of tax         --          --            --      67,816        67,816
-------------------------------------------------------------------------------------------------
Balance at December 31, 1995       6,587,930   4,112,869     3,592,242      61,918    14,354,959
Net income                                --          --     2,317,600          --     2,317,600
Cash dividends                            --          --      (362,336)         --      (362,336)
Issuance of stock dividends          326,290     730,254    (1,056,544)         --            --
Cash payment for fractional shares        --          --        (9,888)         --        (9,888)
Transfer to surplus                       --     353,169      (353,169)         --            --
Change in unrealized loss
   on investment securities
   available for sale, net of tax         --          --            --     (84,321)      (84,321)
-------------------------------------------------------------------------------------------------
Balance at December 31, 1996       6,914,220   5,196,292     4,127,905     (22,403)   16,216,014
Net income                                --          --     2,715,200          --     2,715,200
Cash dividends                            --          --      (608,452)         --      (608,452)
Issuance of stock dividends          688,170   1,410,748    (2,098,918)         --            --
Cash payment for fractional shares        --          --        (9,839)         --        (9,839)
Stock split                        6,914,220  (5,550,182)   (1,364,038)         --            --
Transfer to surplus                       --     485,302      (485,302)         --            --
Change in unrealized gain
   on investment securities
   available for sale, net of tax         --          --            --      42,640        42,640
-------------------------------------------------------------------------------------------------
Balance at December 31, 1997     $14,516,610  $1,542,160    $2,276,556     $20,237   $18,355,563
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DNB Financial Corporation and Subsidiary
Consolidated Statements of Cash Flows

                                                               Year Ended December 31
                                                          1997           1996          1995
-----------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                            $ 2,715,200   $ 2,317,600   $ 1,870,300
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation, amortization and accretion               420,383       312,036       324,138
   Provision for loan losses                                   --            --           122
   Gain on sale of OREO                                  (107,748)      (40,940)           --
   Net (gain) loss on sale of securities                   (6,669)        4,728         2,387
   (Increase) decrease in interest receivable             (21,648)       85,621      (579,959)
   Increase in other assets                              (142,723)     (142,192)     (197,293)
   Increase (decrease) in interest payable                375,959        (4,369)      136,165
   Increase (decrease) in current taxes payable            64,336       (23,000)        4,472
   Decrease (increase) in deferred income taxes          (124,336)      181,000      (189,216)
   Increase (decrease) in other liabilities               154,996        92,166       (90,559)
-----------------------------------------------------------------------------------------------
Net Cash Provided By Operating Activities               3,327,750     2,782,650     1,280,557
-----------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from maturities and paydowns -
  AFS securities                                       12,225,648     8,224,520            --
Proceeds from maturities and paydowns -
  HTM securities                                       19,478,243    20,500,377    22,618,803
Purchase of AFS securities                             (5,335,154)  (21,823,458)           --
Purchase of HTM securities                            (20,349,660)  (30,598,036)  (34,304,292)
Proceeds from sale of AFS securities                    1,003,750     4,961,039     1,974,999
Proceeds from sale of HTM securities                           --            --     2,993,906
Proceeds from sale of OREO                                977,748       421,317       287,254
Net increase in loans                                  (8,303,760)   (4,669,886)   (5,750,071)
Purchase of office property and equipment                 (71,873)     (172,203)     (698,172)
-----------------------------------------------------------------------------------------------
Net Cash Used By Investing Activities                    (375,058)  (23,156,330)  (12,877,573)
-----------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net increase in deposits                               20,813,409    13,414,635    14,082,533
(Decrease) increase in repurchase agreements          (11,225,273)    3,006,564     6,611,852
Dividends paid                                           (618,291)     (372,224)     (169,203)
-----------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities               8,969,845    16,048,975    20,525,182
-----------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                11,922,537    (4,324,705)    8,928,166
Cash and Cash Equivalents at Beginning of Period       11,469,470    15,794,175     6,866,009
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period            $23,392,007   $11,469,470   $15,794,175
-----------------------------------------------------------------------------------------------
Supplemental Disclosure Of Cash Flow Information:
Cash paid during the period for:
   Interest                                           $ 6,608,022   $ 6,463,263   $ 5,651,318
   Income taxes                                           925,000       460,000       358,259

Supplemental Disclosure Of Non-cash Flow
   Information:
Net transfer of loans to OREO                            $ 90,687     $ 580,614     $ 658,579
Reclassification of investment securities
   from HTM to AFS                                             --            --    12,797,081
-----------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

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

     The material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the adequacy of the allowance for loan losses, the valuation of other real estate owned and the valuation of deferred tax assets. In connection with the determination of the allowance for losses on loans and other real estate owned, independent appraisals for significant properties are obtained when practical.

     The more significant accounting policies are summarized below. Prior period amounts not affecting net income are reclassified when necessary to conform with current year classifications.

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Corporation and the Bank. All significant intercompany transactions have been eliminated.

     Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 1997 and 1996 was approximately $275,000 and $150,000, respectively.

     Investment Securities -- Investment securities are classified and accounted for as follows:

          Held-To-Maturity ("HTM") -- includes debt securities that DNB has the positive intent and ability to hold to maturity. These securities are reported at cost, adjusted for amortization of premiums and accretion of discounts.

          Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 1997, 1996, or 1995.

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

          Amortization of premiums and accretion of discounts for all types of securities are computed using a method approximating a level-yield basis.

     Loans -- Loans are stated net of unearned discounts, unamortized net loan origination fees and the allowance for loan losses. Interest income is recognized on the accrual basis. The accrual of interest on loans is generally discontinued when loans become 90 days past due or earlier when, in management's
judgment,   it  is  determined  that  a  reasonable   doubt

Notes to Consolidated Financial Statements

exists as to its collectibility. When a loan is placed on nonaccrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest payments on such loans are applied to principal or recognized in income on a cash basis. A nonaccrual loan may be restored to accrual status when management expects to collect all contractual principal and interest due and the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms.

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

     Allowance for Loan Losses -- The allowance for loan losses ("allowance") is based on a periodic evaluation of the portfolio and is maintained at a level that management considers adequate to absorb losses known and inherent in the portfolio. Management considers a variety of factors when establishing the allowance, recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of detailed loan reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral, and other relevant factors. While management utilizes the latest available information to determine the potential for losses on loans, future additions to the allowance may be necessary based on changes in economic conditions as well as adverse changes in the financial condition of borrowers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require DNB to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. The allowance is increased by the provision for loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

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

Notes to Consolidated Financial Statements

The costs of maintenance and repairs are expensed as they are incurred; renewals and betterments are capitalized. All long-lived assets are reviewed for impairment, based on the fair value of the asset. In addition, long-lived assets to be disposed of are generally reported at the lower of carrying amount or fair value, less costs to sell. Gains or losses on disposition of premises and equipment are reflected in operations.

     Federal Income Taxes -- DNB accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

     Stock Option Plan -- DNB accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. On January 1, 1996, DNB adopted SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. DNB has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     Earnings Per Share -- Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from the conversion of common stock equivalents and is computed using the treasury stock method. Earnings per share, dividends per share and weighted average shares outstanding have been adjusted to reflect the effects of the 5% stock dividends paid in December 1997, 1996 and 1995 and the September 1997 two for one stock split, effected in the form of a 100% dividend.

     Trust Assets -- Assets held by DNB in fiduciary or agency capacities are not included in the consolidated financial statements since such items are not assets of DNB. Operating income and expenses of the Investment Services and Trust Division are included in the consolidated statements of operations and are recorded on an accrual basis.

     Statements of Cash Flows -- For purposes of the statements of cash flows, DNB considers cash in banks, amounts due from banks, and Federal funds sold to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Notes to Consolidated Financial Statements

(2)  INVESTMENT SECURITIES

     Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

                                                                 December 31, 1997
                                                Amortized     Unrealized    Unrealized   Estimated
Held to Maturity                                   Cost          Gains        Losses    Fair Value
---------------------------------------------------------------------------------------------------
U.S.Government and agency corporations          $41,806,613    $227,183    $ (51,090)  $41,982,706
Mortgage-backed securities                        5,790,448      38,828      (45,589)    5,783,687
Other securities                                  2,097,100          --           --     2,097,100
---------------------------------------------------------------------------------------------------
Total investment securities                     $49,694,161    $266,011    $ (96,679)  $49,863,493
---------------------------------------------------------------------------------------------------

                                                Amortized     Unrealized    Unrealized   Estimated
Available for Sale                                 Cost          Gains        Losses    Fair Value
---------------------------------------------------------------------------------------------------
U.S.Government and agency corporations          $ 4,746,675    $  6,527     $ (2,600)  $ 4,750,602
Mortgage-backed securities                        9,115,160      52,982      (30,282)    9,137,860
---------------------------------------------------------------------------------------------------
Total investment securities                     $13,861,835    $ 59,509     $(32,882)  $13,888,462
---------------------------------------------------------------------------------------------------

                                                                 December 31, 1996
                                                Amortized     Unrealized    Unrealized   Estimated
Held to Maturity                                   Cost          Gains        Losses    Fair Value
---------------------------------------------------------------------------------------------------
U.S. Government agency and corporations         $35,904,498    $354,004     $(24,777)  $36,233,725
Mortgage-backed securities                        7,310,626      63,438      (77,436)    7,296,628
Other securities                                  5,656,018      15,514       (5,888)    5,665,644
---------------------------------------------------------------------------------------------------
Total investment securities                     $48,871,142    $432,956    $(108,101)  $49,195,997
---------------------------------------------------------------------------------------------------

                                                Amortized     Unrealized    Unrealized   Estimated
Available for Sale                                 Cost          Gains        Losses    Fair Value
---------------------------------------------------------------------------------------------------
U.S. Government agency and corporations         $14,947,057    $ 57,758    $ (31,125)  $14,973,690
Mortgage-backed securities                        6,760,544       9,994      (65,349)    6,705,189
---------------------------------------------------------------------------------------------------
Total investment securities                     $21,707,601    $ 67,752    $ (96,474)  $21,678,879
---------------------------------------------------------------------------------------------------

     The amortized cost and estimated fair value of investment securities as of December 31, 1997, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                   Investment Securities      Investment Securities
                                                      Held to Maturity         Available for Sale
                                                Amortized     Estimated     Amortized    Estimated
                                                   Cost       Fair Value       Cost      Fair Value
----------------------------------------------------------------------------------------------------
Due in one year or less                         $ 2,492,951  $ 2,499,822   $ 2,497,957  $ 2,502,813
Due after one year through five years            19,359,618   19,425,987     2,987,923    2,968,311
Due after five years through ten years           20,134,767   20,277,742     4,070,424    4,058,827
Due after ten years, or no stated maturity        7,706,825    7,659,942     4,305,531    4,358,511
----------------------------------------------------------------------------------------------------
Total investment securities                     $49,694,161  $49,863,493   $13,861,835  $13,888,462
----------------------------------------------------------------------------------------------------

26

Notes to Consolidated Financial Statements

     DNB sold $1.0 million and $5.0 million of securities from the AFS portfolio during 1997 and 1996, respectively. During 1995, $3.0 million of securities were sold from the HTM portfolio and $2.0 million from the AFS portfolio. The securities sold from the HTM portfolio were sold under SFAS No. 115 guidelines which permit sales of securities that have final maturities within three months. Gains and losses from sales of investment securities were as follows:

                                   Year Ended December 31
                               1997        1996        1995
------------------------------------------------------------
Gross realized gains          $6,669     $ 4,599    $ 1,196
Gross realized losses             --      (9,327)    (3,583)
------------------------------------------------------------
Net realized gain (losses)    $6,669     $(4,728)   $(2,387)
------------------------------------------------------------

     In 1995, the FASB allowed a one-time reclassification of securities previously classified as HTM to the AFS portfolio. Accordingly, DNB reclassified securities with a carrying value of $12.8 million and unrealized gains of $103,000 and unrealized losses of $58,000 to the AFS portfolio on December 29, 1995.

     At December 31, 1997 and 1996, investment securities with a carrying value of approximately $36.7 million and $27.8 million, respectively, were pledged to secure public funds and for other purposes as provided by law.

     At December 31, 1997, there were no significant concentrations of investments (greater than 10% of stockholders' equity) in any individual security issues, other than those issued by the US Government and related agencies and corporations. Interest and dividends on investment securities for the years ended December 31, 1997, 1996 and 1995 consisted of:

                                Year Ended December 31
                             1997        1996         1995
-------------------------------------------------------------
US Treasury                $ 10,743   $ 132,006    $ 365,105
US Government agency
   and corporations       3,277,121   2,845,377    1,549,996
Mortgage-backed
   securities               859,743     964,253    1,063,624
State and municipal              --          --          483
Other securities            211,742     237,537      208,871
-------------------------------------------------------------
Total                    $4,359,349  $4,179,173   $3,188,079
-------------------------------------------------------------

(3) LOANS
                                      December 31
                                 1997              1996
----------------------------------------------------------
Residential mortgage        $ 20,392,265     $ 17,658,370
Commercial mortgage           46,129,545       45,907,366
Commercial                    34,966,230       29,970,062
Consumer                      26,062,144       25,325,271
Student                        2,403,930        2,711,500
----------------------------------------------------------
Total loans                  129,954,114      121,572,569
----------------------------------------------------------
Less allowance for
   loan losses                (5,280,958)      (5,112,486)
----------------------------------------------------------
Net loans                   $124,673,156     $116,460,083
----------------------------------------------------------

     Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $2.9 million, $2.9 million and $4.1 million as of December 31, 1997, 1996 and 1995, respectively, were on a nonaccrual basis. DNB also had loans of approximately $70,000, $194,000 and $129,000 that were more than 90 days delinquent, but still accruing as of December 31, 1997, 1996 and 1995, respectively. In addition, DNB had loans not included in nonaccrual or delinquent loans, which constitute troubled debt restructurings, which totaled $-0-,

Notes to Consolidated Financial Statements

$184,000 and $-0- as of December 31, 1997, 1996 and 1995, respectively. If contractual interest income had been recorded on nonaccrual loans during the years 1997, 1996 and 1995, interest would have been increased as shown in the following table:

                                Year Ended December 31
                              1997        1996       1995
--------------------------------------------------------------
Interest income which
   would have been
   recorded under
   original terms            $243,000   $254,000    $353,000
Interest income recorded
    during the year           (71,000)   (80,000)   (222,000)
--------------------------------------------------------------
Net impact on
   interest income           $172,000   $174,000    $131,000
--------------------------------------------------------------

     At December 31, 1997, DNB had $5.9 million of loans which, although performing at December 31, 1996, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non-performing assets in future periods. The majority of the loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.

     Although DNB has a significant concentration of residential and commercial mortgage loans collateralized by first mortgage liens located in central Chester County, DNB has no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans at December 31, 1997. However, DNB does have loans of approximately $8.9 million to local residential real estate developers and loans of approximately $12.1 million relating to local multi-unit office buildings at December 31, 1997.

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

     The following is a summary of activity during 1997 for such loans:

----------------------------------------------------------
    Balance, January 1, 1997                     $774,535
    New loans granted                             422,653
    Less loan repayments                         (290,680)
----------------------------------------------------------
    Balance, December 31, 1997                   $906,508
----------------------------------------------------------

(4)  ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses, for the years indicated, are as follows:

                              Year Ended December 31
                           1997        1996          1995
------------------------------------------------------------

Beginning balance       $5,112,486  $5,514,600   $5,645,000
Provisions                      --          --          122

Loans charged off          (48,330)   (534,165)    (313,035)
Recoveries                 216,802     132,051      182,513
------------------------------------------------------------
Net recoveries
   (charge offs)           168,472    (402,114)    (130,522)
------------------------------------------------------------
Ending balance          $5,280,958  $5,112,486   $5,514,600
------------------------------------------------------------

     At December 31, 1997, 1996 and 1995, DNB had impaired loans with total recorded investments of $1.8 million, $1.4 million and $1.9 million, and average recorded investments for the years ended December 31, 1997, 1996 and 1995 of $1.6 million, $1.6 million and $2.7 million, respectively. The aggregate amount of impaired loans are measured under the fair value measurement method. As of December 31, 1997, there was no related allowance for credit losses necessary for these impaired loans. As of December 31, 1996 and 1995, the amount of recorded investments in impaired loans for which

Notes to Consolidated Financial Statements

there is a related allowance for credit losses was $160,000 and $314,000, respectively. The amount of related allowance at December 31, 1996 and 1995 was $160,000 and $128,000 respectively. The amount of the recorded investment in impaired loans for which there was no related allowance for credit losses at December 31, 1996 is $1.3 million. Total cash collected on impaired loans was credited to the outstanding principal balance in the amounts of $241,000, $83,000 and $253,000 during the years ended December 31, 1997, 1996 and 1995. No interest income was recorded on such loans in each of the three years ended December 31, 1997.

(5)  OFFICE PROPERTY AND EQUIPMENT

                                           December 31
                        Estimated
                      Useful Lives      1997          1996
------------------------------------------------------------
Land                                $   854,942   $  854,942
Buildings             25-33 years     3,721,505    3,709,710
Furniture, fixtures
    and equipment      5-20 years     4,376,499    4,316,421
------------------------------------------------------------
Total cost                            8,952,946    8,881,073
Less accumulated
    depreciation                     (5,308,365)  (4,894,571)
------------------------------------------------------------
Office property and
    equipment, net                  $ 3,644,581   $3,986,502
------------------------------------------------------------

     Amounts charged to operating expense for depreciation for the years ended December 31, 1997, 1996 and 1995 amounted to $413,794, $437,954 and $404,529, respectively.

(6)  DEPOSITS

     Included in interest-bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, 1997 and 1996 were as follows:

                                        December 31
                                    1997           1996
----------------------------------------------------------
Three months or less            $10,827,882    $1,672,334
Over three through
   six months                     7,553,041     2,417,333
Over six through
   twelve months                  3,162,723     2,941,895
Over twelve months                1,715,887       624,120
----------------------------------------------------------
Total                           $23,259,533    $7,655,682
----------------------------------------------------------

(7)  SHORT-TERM BORROWED FUNDS

     Short-term borrowed funds are summarized as follows:

                                    1997         1996
---------------------------------------------------------
Federal funds purchased and
   repurchase agreements:
   At December 31                $       --   $11,225,273
   Average during year            2,572,514     8,910,192
   Maximum month-end balance      8,145,419    14,003,865
   Average rate during year           4.27%         5.00%
---------------------------------------------------------

     Federal funds purchased generally represent one-day borrowings. Securities sold under repur-chase agreements, which totaled $11.2 million at December 31, 1996, represent overnight borrowings that are secured by U.S. agency securities.

     DNB also had other short term borrowed funds outstanding during 1997. These consisted of FHLB borrowings with an average balance for the year of $1.5 million. The maximum month-end balance was $3,000,000 and the average rate during the year was 5.77%.

(8)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value assumptions, methods, and estimates are set forth below for DNB's financial instruments.

   Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time DNB's entire holdings of a particular financial instrument. Because no market exists for a significant portion of DNB's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncer-

Notes to Consolidated Financial Statements

tainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

     The fair value for nonaccrual loans was derived through a discounted cash flow analysis, which includes the opportunity costs of carrying a non-performing asset. An estimated discount rate was used for all nonaccrual loans, based on the probability of loss and the expected time to recovery.

   Deposit and Repurchase Liabilities

     The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings, NOW and money market accounts as well as repurchase agreements, is equal to the amount payable on demand as of December 31, 1997 and 1996. The fair value of certificates of deposit is based on the present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace.

   Commitments to Extend Credit and Standby Letters of Credit

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair value of letters of credit is based on fees currently charged for similar agreements.

Notes to Consolidated Financial Statements

     The following tables summarize information for all on-balance-sheet and off-balance-sheet financial instruments.

                                       December 31
                                 1997                1996
-----------------------------------------------------------------
                                    Estimated            Estimated
                          Carrying    Fair     Carrying     Fair
(Dollars in thousands)     Amount     Value     Amount     Value
-----------------------------------------------------------------
Financial assets
Short-term
   investments           $ 15,889   $ 15,889    $ 4,833   $ 4,833
Investment
   securities, AFS         13,862     13,888     21,679    21,679
Investment
   securities, HTM         49,694     49,863     48,871    49,196
Loans, net of
   unearned income        129,954    130,519    121,572   121,679
Accrued interest
   receivable               1,584      1,584      1,563     1,563
Financial liabilities
Deposits                  199,237    199,801    178,424   178,849
Repurchase
   agreements                  --         --     11,225    11,227
Accrued interest
   payable                    831        831        455       455
-----------------------------------------------------------------

                                       December 31
                                 1997                1996
-----------------------------------------------------------------
                                    Estimated            Estimated
                          Contract    Fair     Contract     Fair
(Dollars in thousands)     Amount     Value     Amount     Value
-----------------------------------------------------------------
Financial instruments
(Off-balance-sheet)
Commitments to
   extend credit          $19,758       $145    $14,731      $131
Standby letters
   of credit                1,791         19        796         4
-----------------------------------------------------------------

(9)  FEDERAL INCOME TAXES

     Income tax expense was comprised of the following:

                               Year Ended December 31
                             1997        1996        1995
------------------------------------------------------------
Current tax expense       $ 989,337   $ 565,467   $ 364,731
Deferred income tax
   (benefit) expense       (124,337)     92,533    (195,731)
------------------------------------------------------------
Income tax expense        $ 865,000   $ 658,000   $ 169,000
------------------------------------------------------------

     The effective income tax rates of 24% for 1997, 22% for 1996 and 8% for 1995 were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                                 Year Ended December 31
                               1997         1996       1995
--------------------------------------------------------------
Computed "expected"
   tax expense             $1,217,268   $1,011,704  $ 693,362
Increase (decrease)
   resulting from:
   Tax-exempt
     interest income          (73,090)     (90,130)   (96,392)
   Valuation allowance -
     deferred taxes          (318,000)    (322,000)  (462,000)
   Impact of AMT rate
     on deferred taxes         30,147       48,136     24,698
   Other, net                   8,675       10,290      9,332
--------------------------------------------------------------
Income tax expense          $ 865,000    $ 658,000  $ 169,000
--------------------------------------------------------------

     The significant components of deferred income tax expense (benefit) attributable to income are as follows:

                                    Year Ended December 31
                               1997           1996         1995
------------------------------------------------------------------
Deferred tax expense
   (exclusive of the
   effects of the
   component
   listed below)            $ 193,663       $414,533    $ 266,269
Decrease in
   beginning-of-the-year
   balance of the
   valuation allowance
   for deferred
   tax assets                (318,000)      (322,000)    (462,000)
------------------------------------------------------------------
Deferred income tax
   (benefit) expense        $(124,337)      $ 92,533    $(195,731)
------------------------------------------------------------------

Notes to Consolidated Financial Statements

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                          December 31
(Dollars in thousands)            1997        1996       1995
---------------------------------------------------------------
Deferred tax assets:
  Allowance for
   loan losses                   $1,577     $1,515     $1,622
  Alternative minimum tax
   credit carryforwards              --        234        460
  Valuation adjustment for
   debt securities                   --          6         --
  Other                              54         47         26
---------------------------------------------------------------
  Total gross deferred
    tax assets                    1,631      1,802      2,108
  Less valuation
    allowance                        --       (318)      (640)
---------------------------------------------------------------
  Subtotal                        1,631      1,484      1,468

Deferred tax liabilities:
  Depreciation                     (130)       (99)       (50)
  Pension expense                  (406)      (379)      (314)
  Valuation adjustment for
     debt securities                 (6)        --         (7)
  Other                            (111)      (140)       (62)
---------------------------------------------------------------
  Total gross deferred
    tax liabilities                (653)      (618)      (433)
---------------------------------------------------------------
Net deferred tax asset            $ 978      $ 866     $1,035
---------------------------------------------------------------

     Based upon DNB's current and historical tax history and the anticipated level of future taxable income, management believes the existing net deferred tax asset will, more likely than not, be realized based on future taxable income. The reductions in the valuation allowance for deferred taxes during 1997, 1996 and 1995 are attributable to improved earnings and expected continued improvement through the subsequent one year period permitted under applicable regulations.

(10)  EARNINGS PER SHARE

     The table below is a reconcilement of net income and the weighted average number of shares outstanding for basic and diluted EPS:

                                                                   Year Ended December 31
(Amounts in thousands)                    1997                              1996                              1995
------------------------------------------------------------------------------------------------------------------------------
                              Income     Shares    Amount         Income   Shares    Amount         Income    Shares   Amount
------------------------------------------------------------------------------------------------------------------------------
Net Income                    $2,715                              $2,318                            $1,870
Basic EPS
  Income available to
    common stockholders       $2,715      1,452    $1.87          $2,318    1,452     $1.60         $1,870     1,452    $1.29
  Effect of dilutive common
    stock equivalents -
    stock options                 --         28     0.03              --       10      0.01             --         3       --
------------------------------------------------------------------------------------------------------------------------------
Diluted EPS
  Income available to
    common stockholders
    after assumed
    conversions               $2,715      1,480    $1.84          $2,318    1,462     $1.59         $1,870     1,455    $1.29
------------------------------------------------------------------------------------------------------------------------------

(11) BENEFIT PLANS

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

Notes to Consolidated Financial Statements

     The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 1997 and 1996 and amounts recognized in DNB's consolidated financial statements at December 31, 1997 and 1996:

                                               December 31
                                           1997           1996
------------------------------------------------------------------
Actuarial present value of
  benefit obligation:
Vested benefit obligation               $(3,606,979)  $(3,362,222)
------------------------------------------------------------------
Accumulated benefit obligation          $(3,670,385)  $(3,476,731)
------------------------------------------------------------------
Projected benefit obligation            $(4,302,021)  $(4,278,498)
Plan assets at fair value                 5,486,448     4,431,541
------------------------------------------------------------------
Projected benefit obligation
  over plan assets                        1,184,427       153,043
Unrecognized net asset at
  January 1, 1987 being
  amortized over 17 years                  (130,990)     (149,491)
Unrecognized net (gain) loss                (35,767)      837,060
------------------------------------------------------------------
Prepaid pension cost
    included in other assets            $ 1,017,670     $ 840,612
------------------------------------------------------------------

     Net periodic pension costs for the years indicated include the following components:

                                     Year Ended December 31
                                 1997         1996        1995
------------------------------------------------------------------
Service cost-benefits earned
  during the period           $159,082      $152,691     $146,717
Interest cost on projected
  benefit obligation           292,502       267,889      244,784
Actual return on
  plan assets                 (987,562)     (258,307)    (397,377)
Asset gain (loss)              614,010       (82,047)      89,413
Amortization of
  unrecognized net asset
  at transition                (18,501)      (18,501)     (18,503)
Amortization of
  unrecognized net loss
  after transition              15,756        13,327        8,778
------------------------------------------------------------------
Net pension cost              $ 75,287      $ 75,052     $ 73,812
------------------------------------------------------------------

Assumptions used:
  Discount rate                  7.00%         7.00%        7.00%
  Rate of increase in
     compensation level          5.00          5.00         5.00
  Expected long-term rate
     of return on assets         8.50          8.50         8.50
------------------------------------------------------------------

     The Pension Plan's assets are invested using an asset allocation strategy, in units of certain equity, bond, real estate and money market funds.

   401(k) Retirement Savings Plan

     The Bank's retirement savings plan enables employees to become eligible to participate after one year of service, and will thereafter participate in the 401(k) plan for any year in which they have been employed for at least 1,000 hours. In general, amounts held in a participant's account are not distributable until the participant terminates employment, reaches age 59 1/2, dies or becomes permanently disabled.

     Participants are permitted to authorize pre-tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Bank makes matching contributions of $.25 for every dollar of deferred salary up to 6% of each participant's annual compensation. Each participant is 100% vested at all times in employee and employer contributions. The matching contributions to the 401(k) plan were $29,000, $30,000 and $28,000 in 1997, 1996 and 1995, respectively.

   Stock-based Compensation

     DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 150,490 shares of DNB's common stock could be issued to employees and directors. Option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 58,185 and 85,144 shares available for grant at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, the number of options exercisable was 92,305 and 65,346, respectively, and the weighted average exercise price of those options was $13.55 and $11.18, respectively.

Notes to Consolidated Financial Statements

     At December 31, 1997, the range of exercise prices was $9.83-$19.29 and the weighted-average remaining contractual life of the outstanding options was 8.4 years.

     The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $6.13, $4.57 and $3.94 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: for 1997-expected dividend yield of 2.73%, risk-free interest rate of 5.77%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options was 26%; for 1996-expected dividend yield of 1.98%, risk-free interest rate of 6.3%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 22%; for 1995-expected dividend yield of .91%, risk-free interest rate of 5.6%, expected life of 8.5 years and an expected volatility of stock over the expected life of the options of 22%.

     DNB applies APB Opinion No. 25 in accounting for its Stock Option Plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had DNB determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, DNB's net income and earnings per share would have been reduced to the pro forma amounts indicated at the top of the next column:

                             Year Ended December 31
                        1997           1996         1995
----------------------------------------------------------
Net income
  as reported          $2,715,200   $2,317,600  $1,870,300
  pro forma             2,606,086    2,221,921   1,738,345
Net income per share
  as reported               $1.87        $1.60       $1.29
  pro forma                  1.78         1.53        1.20
----------------------------------------------------------

(12) COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE-SHEET RISK

     In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, which are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these commitments. DNB had outstanding standby letters of credit in the amount of approximately $1.8 million and unfunded loan and lines of credit commitments in the amount of approximately $19.8 million at December 31, 1997.

     These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The exposure to credit loss in the event of non-performance by the party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount. Manage-
--------------------------------------------------------------------------------
     Stock option activity, restated for the stock split and stock dividends issued during the year, is indicated below:

                                                                    Year Ended December 31
                                           1997                              1996                            1995
                                                      Weighted                          Weighted                        Weighted
                                           Price      Average                Price      Average              Price      Average
                                Number    Ranges       Price      Number    Ranges       Price     Number   Ranges       Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year  65,346  $9.83-$13.27   $11.18     38,665     $9.83      $ 9.83        --     $  --      $  --
Granted                         26,959      19.29       19.29     26,681  12.47-13.27    13.14    38,665      9.83       9.83
Exercised                           --         --          --         --        --          --        --        --         --
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year        92,305                            65,346                          38,665
--------------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

ment uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

     DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $49 million.

     DNB is a party to a number of lawsuits arising in the ordinary course of business. While any litigation causes an element of uncertainty, management is of the opinion that the liability, if any, resulting from the actions, will not have a material effect on the accompanying financial statements.

(13) PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information of DNB Financial Corporation (parent company only) follows:

Condensed Statements of Financial Condition

                                        December 31
                                    1997          1996
----------------------------------------------------------
Assets
   Investment in subsidiary     $18,355,563   $16,216,014
----------------------------------------------------------
Total assets                    $18,355,563   $16,216,014
----------------------------------------------------------
Liabilities and
   Stockholders' Equity
Liabilities
   Dividends payable
     to stockholders            $        --   $        --
----------------------------------------------------------
Total liabilities                        --            --
----------------------------------------------------------
Stockholders' Equity
Total stockholders' equity       18,355,563    16,216,014
----------------------------------------------------------
Total liabilities and
   stockholders' equity         $18,355,563   $16,216,014
----------------------------------------------------------

Condensed Statements of Operations

   Year Ended December 31

                                1997          1996         1995
-----------------------------------------------------------------
Income:
  Dividends from
    subsidiary               $  618,291    $ 372,224    $ 139,300
  Equity in undistributed
    income of subsidiary      2,096,909    1,945,376    1,731,000
-----------------------------------------------------------------
Net income                   $2,715,200   $2,317,600   $1,870,300
-----------------------------------------------------------------

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows

  Year Ended December 31
                                 1997          1996           1995
----------------------------------------------------------------------
Cash Flows From
   Operating Activities:
Net income                    $2,715,200    $2,317,600     $1,870,300
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Equity in
    undistributed income
    of subsidiary             (2,096,909)   (1,945,376)    (1,731,000)
   Decrease (increase)
    in dividend
    receivable                        --            --         29,903
----------------------------------------------------------------------
Net Cash Provided by
   Operating Activities          618,291       372,224        169,203
----------------------------------------------------------------------
Cash Flows From
   Financing Activities:
   Dividends paid               (618,291)     (372,224)      (169,203)
Net Cash Used in
   Financing Activities         (618,291)     (372,224)      (169,203)
----------------------------------------------------------------------
Net Change in Cash
   and Cash Equivalents       $       --    $       --     $       --
----------------------------------------------------------------------

(14) REGULATORY MATTERS

     Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years.

     Federal banking agencies impose three minimum capital requirements on DNB -- risk-based capital ratios based on total capital and "Tier 1" capital, and a leverage capital ratio. The risk-based capital ratios measure the adequacy of a bank's capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for "prompt corrective action" or other regulatory enforcement action. In assessing a bank's capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level of earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management's overall ability to monitor and control risks.

     Quantitative measures established by regulation to ensure capital adequacy require DNB to maintain certain minimum amounts and ratios as set forth on the next page. Management believes that DNB meets all capital adequacy requirements to which it is subject.

     The most recent notification from the OCC, dated February 4, 1997 categorized DNB as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, DNB must maintain minimum ratios as set forth on the next page. There are no conditions or events since that notification, that management believes would have changed DNB's category. Actual capital amounts and ratios are as follows.

Notes to Consolidated Financial Statements

                                                                                                            To Be Well
                                                                                                         Capitalized Under
                                                                                For Capital              Prompt Corrective
                                                       Actual                Adequacy Purposes           Action Provisions
(Dollars in thousands)                           Amount      Ratio           Amount      Ratio           Amount      Ratio
--------------------------------------------------------------------------------------------------------------------------
As of December 31, 1997:
   Total risk-based capital..............       $20,123      14.43%         $11,155       8.00%         $13,944      10.00%
   Tier 1 capital........................        18,336      13.15            5,578       4.00            8,366       6.00
   Tier 1 (leverage) capital.............        18,336       8.46            8,665       4.00           10,832       5.00

As of December 31, 1996:
   Total risk-based capital..............        17,957      12.76           10,733       8.00           13.416      10.00
   Tier 1 capital........................        16,238      11.47            5,366       4.00            8,050       6.00
   Tier 1 (leverage) capital.............        16,238       7.59            8,205       4.00           10,257       5.00
--------------------------------------------------------------------------------------------------------------------------

(15) QUARTERLY FINANCIAL DATA (Unaudited)

     The following table sets forth selected consolidated quarterly financial data and earnings per share for the periods indicated. Per share data have been adjusted for the 2 for 1 stock split in September 1997 and for the five percent (5%) stock dividends declared in 1997 and 1996.

                                                         1997                                         1996
(Dollars in thousands,                  Fourth     Third      Second    First        Fourth     Third      Second      First
except per share data)                  Quarter   Quarter     Quarter  Quarter       Quarter    Quarter    Quarter    Quarter
-----------------------------------------------------------------------------------------------------------------------------
Interest income                         $4,198     $4,148     $4,089    $3,928        $3,911     $3,856    $3,760     $3,635
Interest expense                         1,858      1,798      1,693     1,635         1,679      1,645     1,572      1,563
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                      2,340      2,350      2,396     2,293         2,232      2,211     2,188      2,072
Provision for loan losses                   --         --         --        --            --         --        --         --
Non-interest income                        383        346        252       218           274        238       191        193
Non-interest expense                     1,833      1,795      1,709     1,659         1,660      1,613     1,642      1,708
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                 890        901        939       852           846        836       737        557
Income tax expense                         219        218        218       212           230        185       140        103
-----------------------------------------------------------------------------------------------------------------------------
Net income                               $ 671      $ 683      $ 721     $ 640         $ 616      $ 651     $ 597      $ 454
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                 $0.46      $0.47      $0.50     $0.44         $0.43      $0.45     $0.41      $0.31
Diluted earnings per share                0.45       0.46       0.49      0.44          0.42       0.45      0.41       0.31
Dividends per share                       0.11       0.11       0.10      0.10          0.07       0.07      0.07       0.04
-----------------------------------------------------------------------------------------------------------------------------

Independent Auditors' Report

The Board of Directors and Stockholders
DNB Financial Corporation:

     We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

January 16, 1998
Philadelphia, PA

38