Form 10-K405, Exhibit 13
period 1998-12-31
DNB FINANCIAL CORP /PA/
filed 1999-03-29
CIK 713671

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Selected Financial Data (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                At or For the Year Ended December 31

                                                1998            1997           1996            1995             1994
----------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Interest income                            $   17,903      $   16,364      $   15,162      $   13,996      $   11,699
Interest expense                                8,266           6,984           6,459           5,788           4,209
----------------------------------------------------------------------------------------------------------------------
Net interest income                             9,637           9,380           8,703           8,208           7,490
Provision for loan losses                          --              --              --              --              --
Non-interest income                             1,506           1,283           1,004             814             900
Non-interest expense                            6,969           7,083           6,731           6,983           7,070
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                      4,174           3,580           2,976           2,039           1,320
Income tax expense                              1,252             865             658             169              --
----------------------------------------------------------------------------------------------------------------------
Net income                                 $    2,922      $    2,715      $    2,318      $    1,870      $    1,320
----------------------------------------------------------------------------------------------------------------------

PER SHARE DATA*
Basic earnings                             $     1.92      $     1.78      $     1.52      $     1.23      $     0.87
Diluted earnings                                 1.86            1.75            1.51            1.23            0.87
Cash dividends                                   0.46            0.40            0.24            0.08            0.04
Book value                                      13.52           12.04           10.64            9.42            8.24
Weighted average
  Common shares outstanding                 1,524,158       1,523,929       1,523,929       1,523,929       1,523,929

FINANCIAL CONDITION
Total assets                               $  265,418      $  219,451      $  207,128      $  188,781      $  166,268
Loans, less unearned income                   148,726         129,954         121,573         117,886         112,925
Allowance for loan losses                       5,205           5,281           5,112           5,515           5,645
Deposits                                      225,373         199,237         178,424         165,009         150,926
Stockholders' equity                           20,606          18,356          16,216          14,355          12,556

SELECTED RATIOS
Return on average stockholders' equity          15.13%          15.77%          15.35%          14.01%          11.17%
Return on average assets                         1.22            1.29            1.18            1.04            0.78
Average equity to average assets                 8.07            8.21            7.65            7.40            6.99
Loans to deposits                               65.99           65.22           68.14           71.44           74.82
Dividend payout ratio                           23.85           22.41           15.63            6.71            4.76
----------------------------------------------------------------------------------------------------------------------

*  Per share data and shares  outstanding  have been adjusted for the 2 for 1 stock split in September 1997 and for the  5% stock dividends in December of 1998, 1997, 1996, 1995 and 1994.
----------------------------------------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Letter to Shareholders

March 26, 1999



Dear Fellow Shareholder:

I am pleased to report that 1998 was another excellent year for the Bank. It represented our sixth consecutive year of improved financial performance and the third year in a row of record earnings for the Bank - the most successful year in our 137-year history.

In addition to our record financial performance, we achieved other important objectives that will position the Bank for future growth and enable us to pursue our goal of becoming the best community bank in Chester County -- for the benefit of our customers, shareholders, employees and community.

Perhaps the most important accomplishment during the year related to a series of successful negotiations that will enable us to expand our branch network in attractive growth markets in Chester County. On March 29, 1999 we plan to open our seventh office in Kennett Square at an existing branch that we recently acquired from Keystone Bank, a subsidiary of Keystone Financial, Inc. In May we plan to open our eighth office in a former CoreStates branch located in the Shop Rite/Office Depot Shopping Center in West Goshen. We are also concluding negotiations on a land lease for a new branch in the Exton area. We plan to open this new facility in the third quarter of the year 2000. In addition, we are continuing to look for other attractive expansion opportunities in Chester County to support our growing franchise.

Another very important, although less visible, accomplishment relates to the implementation of our Technology Plan. During the fourth quarter, we enhanced our customer service delivery platform to include a state-of-the-art Wide Area Network, or WAN, which links everyone in the Bank to our upgraded core processing hardware and software as well as to each other. This new Bank-wide technology platform will provide us with the tools necessary to remain competitive in a rapidly changing marketplace. It will also provide us with an ability to serve our customers better, manage our business more efficiently and provide the opportunity to offer new electronic banking products and services as we move forward into the new millennium.

A further benefit of our improved technology is that it will help the Bank meet the challenges of the century date change, or the Y2K problem as it is more commonly referred to. Led by a Technology Steering Committee, the Bank has been busy preparing to ensure that customer service will continue uninterrupted during the date change at the end of this year and to develop the appropriate contingency plans.

Last fall the Bank began to redesign our retail and commercial checking account products to make them more attractive to customers and to improve their profitability. As a result of this effort, we recently introduced an expanded selection of retail checking accounts that provides customers with an expanded choice of services depending on the balances maintained. For the first time we are offering a totally free account called Direct Checking that has no minimum balance requirement. It does not offer the benefits of our other accounts, but it does provide a basic checking account for those customers who cannot carry larger balances. We are also offering Deluxe Checking and Diamond Checking, two products with tiered interest rates and other benefits rewarding higher balance accounts and customers who are 50 years and older. For commercial checking customers we now offer two choices - an account for small businesses who write fewer than 50 checks per month, and an account for those customers who maintain higher average deposit balances. We believe these new products are priced attractively and positioned competitively.

Letter to Shareholders



In the middle of last year, the Bank replaced all of its branch signage with new signs that feature our stylized logo. In key locations the signs have two lines of changeable type which enables us to promote products and services more effectively. While this is a small change, the benefits have been measurable. This direct product advertising has allowed us to increase sales, especially of our Premier Money Market Account and our Home Power lines of credit.

We have been working for some time on developing a strategic alliance with Capital & Security Management, Inc., a well-regarded investment advisory company located in West Chester. This new alliance will enhance our ability to provide more complete financial services to customers of our Investment Services and Trust Division. It will provide broader capabilities for offering 401(k) and retirement plan management services targeted to small businesses, and it will allow us to offer improved portfolio management services for higher net worth individuals. In addition, we believe it will allow us to leverage our existing estate planning and trust services, and it will complement our tradition of providing a high level of personal service.

During 1998, the Bank earned $2,922,300, or $1.86 per share, compared to a profit of $2,715,200, or $1.75 per share, for 1997 -- an increase of 8%, and a new earnings record. The growth in earnings continues to reflect the benefits of strong loan demand as well as the implementation of several initiatives undertaken during the year to increase fee income and to control operating expenses. Interest income increased by 9.4% from the prior year and non-interest income increased by 17.4% during the same period.

Return on average equity remained strong at 15.13%, although it was down modestly from 15.77% in 1997. Return on average assets was 1.22% for the period, compared to 1.29% last year. During the year, our quarterly cash dividend remained at $0.12 per share after we increased our dividend payout during the second half of last year. On December 24, 1998, we also declared our fifth consecutive 5% stock dividend. Our strong financial performance in 1998 and our confidence in our future encouraged the Board of Directors to increase the dividend for the first quarter of 1999 to $0.13 per share. Our long-term goal is to manage our capital resources in the most appropriate way possible to ensure a good return for our shareholders and to retain the capital required to support our internal growth opportunities.

1998 represented an excellent year of growth for the Bank as we continued our efforts to attract new customers to the Bank and to leverage our balance sheet. Total assets at December 31, 1998 were $265.4 million, up 21% from the prior year -- our strongest growth in well over a decade. Total deposits and borrowings were $243.4 million, up 22% from December 31, 1997, while total loans were $148.7 million, up 14% from 1997. This growth in our balance sheet came despite an intensely competitive banking market in Chester County, which shows no sign of lessening. We are especially pleased with our loan growth under these circumstances, reflecting the hard work of our lending staff and the loyalty of our customers. A strong local economy, low inflation and low unemployment also benefited the Bank. However, with competition continuing unabated, with an interest rate environment limiting opportunities, and with our investment in branch expansion and technology, we will have significant challenges continuing our earnings momentum in 1999.

Last year was a time of significant achievement for the Bank, and we are looking forward to the opportunities that our investment in branch expansion and enhanced technology will provide us. We are confident about our preparations for the Year 2000, and we are excited about the challenges of the new millennium. Our continuing progress would not have been possible without a dedicated team of people - directors, officers and employees who are committed to making the Bank the best community bank serving Chester County, and I am grateful for their efforts. At a time of rapid change and consolidation in the financial services industry, we remain convinced that a well-regarded community bank, with its ability to meet customer needs in a flexible and responsible manner, can survive and prosper.



Sincerely,

/S/ Henry F. Thorne
Henry F. Thorne
President and Chief Executive Officer

Management's Discussion and Analysis
of Financial Condition and Results of Operations

      The following discussion provides an overview of the financial condition and results of operations of DNB Financial Corporation (the "Corporation" or "DNB") and its wholly owned subsidiary, Downingtown National Bank (the "Bank") which is managed as a single operating segment. This discussion should be read in conjunction with the Corporation's consolidated financial statements presented elsewhere in this annual report.

                              Results of Operations

Summary of Performance

      Earnings performance for 1998 reflects DNB's successful efforts to improve fee based income and reduce non-interest expenses as well as to grow core earnings. For the year ended December 31, 1998, DNB reported net income of $2.9 million or $1.86 per share on a diluted basis. This represents a $207,000 or 8% increase from $2.7 million or $1.75 per share in 1997. Earnings before taxes increased $594,000 or 17% to $4,174,000 from $3,580,000 in 1997. For the year ended December 31, 1996 net income was $2.3 million or $1.51 per share, and income before taxes was $2,976,000.

      Interest income grew $1.5 million or 9% to $17.9 million for the year ended December 31, 1998. Significant growth in all earning asset categories contributed to the increase in interest income over the prior year. Interest expense increased $1.3 million or 18% to $8.3 million for the year ended
December 31, 1998. Similar to earning assets, interest bearing liabilities increased in most categories. Despite the overall growth in the balance sheet, net interest income increased modestly by $285,000 or 3% to $9.7 million in 1998. Net interest income was $9.4 million and $8.7 million in 1997 and 1996, respectively.

      Non-interest income was $1.5 million for the year ended December 31, 1998. Non-interest income for 1997 and 1996 was $1.3 million and $1.0 million, respectively. The $223,000 or 17% increase in 1998 was primarily the result of increased service charge income.

      Non-interest expense was $7.0 million for the year ended December 31, 1998. This represented a $114,000 or 2% decrease from $7.1 million in 1997. Non-interest expense in 1996 was $6.7 million. The decrease in 1998 was due to substantially lower levels of professional & consulting fees, printing & supplies and salaries & employee benefits expense. These decreases were partially offset by higher levels of furniture & equipment, advertising & marketing and other expenses.

Net Interest Income

      DNB's earnings performance is primarily dependent upon its level of net interest income, which is the excess of interest revenue over interest expense. Interest revenue includes interest earned on loans (net of interest reversals on non-performing loans), investments, Federal funds sold and interest-earning cash, as well as loan fees and dividend income. Interest expense includes the interest cost for deposits, repurchase agreements, Federal funds purchased and other borrowings.

      During 1998, net interest income increased $257,000 or 3% to $9.6 million, from $9.4 million in 1997. As shown in the Rate/Volume Analysis below, the increase in net interest income during 1998 was due to the positive effects of changes in volume, which was largely offset by the negative effects of rate changes. The increased volume resulted from overall earning asset growth, which exceeded interest-bearing liability growth by $5.2 million, aided in part by an increase in non-interest bearing demand balances of $2.9 million. Average loan balances for 1998 rose $10.2 million, average investment securities rose $12.2 million and Federal fund sold were up $7.2 million. The impact from higher volumes of earning assets amounted to an increase of $2.1 million in interest income. Average NOW, money market and savings accounts increased a total of $10.8 million. Average time deposits increased $8.7 million (largely in public deposits over $100,000) and borrowings (repurchase agreements, FHLB advances and Federal funds purchased) increased on average $5.0 million. The net impact of higher volumes of interest-bearing liabilities amounted to $1.1 million,

Management's Discussion and Analysis
of Financial Condition and Results of Operations

significantly offsetting the impact from the increased volume of interest-earning assets. The overall impact of rate changes amounted to a negative $716,000 which was precipitated by a flat yield curve, lower interest rates and strong competition for loans as well as deposits. As a result of these rate pressures, DNB has experienced declines in both its net interest spread and net interest margin.

      During 1997, net interest income increased $677,000 or 8% to $9.4 million, from $8.7 million in 1996. As shown in the Rate/Volume Analysis below, the increase in net interest income during 1997 was due to the positive effects of changes in volume, which was only modestly offset by the negative effects of rate changes. The increased volume resulted from several strategic areas of growth which included not only average balance increases in loans, investments and Federal funds sold, but also increases in lower cost funding sources such as NOW and money market accounts. Average loan balances for 1997 increased $10.4 million, while average investment securities and Federal fund sold were up $3.3 million and $655,000, respectively. The impact of the increased volume of earning assets amounted to an increase of $1.2 million in interest income. Average NOW, money market and savings accounts increased a total of $3.4 million. In addition, time deposits increased $11.1 million (largely in public deposits over $100,000), funding the payoff of repurchase agreements which decreased an average of $6.4 million. The net impact of increased volume of interest-bearing liabilities amounted to $493,000, partially offsetting the impact from an increased volume of interest-earning assets. The overall impact of rate changes amounted to a negative $27,000, resulting from modestly unfavorable repricing in time deposits.

      The following tables set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 1998 and 1997 (tax-exempt yields have been adjusted to a tax equivalent basis using a 34% tax rate). For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume) and (ii) changes

Rate / Volume Analysis
(Dollars in thousands)                              1998 Versus 1997                       1997 Versus 1996
                                                     Change Due To                           Change Due To
                                              Rate       Volume       Total         Rate         Volume      Total
-------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans                                      $  (308)     $   881      $   573      $    22      $   940      $   962
Investment securities--taxable                (166)         706          540          (41)         221          180
Investment securities--tax-exempt               --           83           83           --           --           --
Federal funds sold                             (21)         392          371           24           36           60
-------------------------------------------------------------------------------------------------------------------

Total                                      $  (495)     $ 2,062      $ 1,567      $     5      $ 1,197      $ 1,202
-------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
Time deposits                              $    51      $   486      $   537      $    32      $   597      $   629
NOW, money market and savings deposits         179          298          477           51           88          139
Repurchase agreements                           --         (108)        (108)         (51)        (283)        (334)
Other borrowings                                (9)         385          376           --           91           91
-------------------------------------------------------------------------------------------------------------------

Total                                          221        1,061        1,282           32          493          525
-------------------------------------------------------------------------------------------------------------------
Net interest income                        $  (716)     $ 1,001      $   285      $   (27)     $   704      $   677
====================================================================================================================

Management's Discussion and Analysis
of Financial Condition and Results of Operations

in volume (change in volume multiplied by old rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

      The following table provides, for the periods indicated, information regarding: (i) DNB's average balance sheet; (ii) the total dollar amounts of interest income from interest-earning assets and the resulting average yields (tax-exempt yields have been adjusted to a tax equivalent basis using a 34% tax rate); (iii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iv) net interest income; (v) net interest rate spread; and (vi) net interest margin. Average balances were calculated based on daily balances. Nonaccrual loan balances are included in total loans. Loan fees are included in interest on total loans.


Average Balances, Rates, and Interest Income and Expense
(Dollars in thousands)

                                                                    Year Ended December 31
                                               1998                            1997                           1996
                                  Average                Yield/   Average               Yield/   Average                  Yield/
                                  Balance    Interest     Rate    Balance    Interest    Rate    Balance    Interest       Rate
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:
   Taxable                       $ 75,714    $  4,899      6.47% $ 64,676    $  4,359    6.74%  $ 61,394     $ 4,179        6.81%
   Tax-exempt                       1,201          83      6.91        --          --      --         --          --          --
---------------------------------------------------------------------------------------------------------------------------------
Total securities                   76,915       4,982      6.48    64,676       4,359    6.74     61,394       4,179        6.81
Federal funds sold                 15,766         857      5.44     8,543         486    5.69      7,888         426        5.40
Total loans                       138,171      12,092      8.75   127,950      11,519    9.00    117,506      10,557        8.98
---------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets     230,852      17,931      7.77   201,169      16,364    8.13    186,788      15,162        8.12
Non-interest-earning assets         8,398                           8,553                         10,790
---------------------------------------------------------------------------------------------------------------------------------
Total assets                     $239,250                        $209,722                       $197,578
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   NOW, money market
      and savings deposits       $ 88,384     $ 2,519      2.85% $ 77,609     $ 2,042    2.63%  $ 74,189     $ 1,902        2.56%
   Time deposits                   94,247       5,276      5.60    85,566       4,740    5.54     74,485       4,111        5.52
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing deposits   182,631       7,795      4.27   163,175       6,782    4.16    148,674       6,013        4.04
Federal funds purchased                --          --        --        92           5    5.43         52           3        5.77
Other borrowings                    9,127         471      5.16     4,021         197    4.90      8,858         443        5.00
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                     191,758       8,266      4.31   167,288       6,984    4.17    157,584       6,459        4.10
Demand deposits                    26,588                          23,668                         23,473
Other liabilities                   1,592                           1,553                          1,420
Stockholders' equity               19,312                          17,213                         15,101
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity          $239,250                        $209,722                       $197,578
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                           $ 9,665                         $ 9,380                        $ 8,703
---------------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                       3.46%                         3.96%                              4.02%
---------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                        4.19%                         4.66%                              4.66%
---------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Provision for Loan Losses

      To provide for potential losses in the loan portfolio, DNB maintains an allowance for loan losses. To maintain an adequate allowance, management charges the provision for loan losses against income. There were no provisions made during the three years ended December 31, 1998, since management determined the allowance for loan losses was adequate based on its analysis and the level of net charge-offs/recoveries compared to the total allowance. Net loan charge-offs were $76,000 in 1998, compared to net loan recoveries of $169,000 in 1997 and net loan charge-offs of $403,000 in 1996. The percentage of net (charge-offs)/recoveries to total average loans was (.06%), .13% and (.34%) during 1998, 1997 and 1996, respectively. Another measure of the adequacy of the allowance is the coverage ratio of the allowance to non-performing loans, which has been in excess of 155% during this three year period. In addition, the ratio of non-performing loans to total loans has steadily declined during the period.

Non-Interest Income

      Total non-interest income includes service charges on deposit products; fees received by DNB's Investment Services and Trust Division; and other sources of income such as net gains on sales of investment securities and other real estate owned ("OREO") properties, fees for cash management, safe deposit box rentals, issuing travelers' checks and money orders, check cashing, lock box services and similar activities.

      Non-interest income was $1.5 million in 1998, compared to $1.3 million in 1997 and $1.0 million in 1996. Service charges on deposit accounts increased $163,000 or 35% to $632,000 in 1998 from $469,000 in 1997 and $433,000 in 1996.
Much of the increase in this category came from non-sufficient funds ("NSF") fees, which rose $90,000, due to an increase in the volume of accounts as well as a concerted effort by management to reduce the waived fee percentage on deposit account overdrafts.

      Trust income was $430,000 in 1998, compared to $416,000 in 1997 and $306,000 in 1996. The $14,000 or 3% increase in 1998 was due to a higher volume of commissions earned on estate settlements. In addition, Trust assets grew $4.0 million or 7% to $66.0 million during 1998.

      Other non-interest income grew $46,000 or 12% to $444,000 for the year ended December 31, 1998, from $398,000 in 1997. Other non-interest income was $265,000 in 1996. The increases in this category during 1998 and 1997 were caused by net gains recognized on the sales of several OREO properties.

Non-Interest Expense

      Non-interest expense includes salaries & employee benefits, furniture & equipment, occupancy, professional & consulting fees as well as advertising & marketing, printing & supplies and other less significant expense items. During 1998, management continued its focus on controlling non-interest expenses through training and awareness of improved operating procedures.

      Non-interest expenses were $7.0 million in 1998, compared to $7.1 million and $6.7 million in 1997 and 1996, respectively. The decrease of $114,000 or 2% was due primarily to lower levels of salary & employee benefits, professional & consulting expense, and occupancy expense, partially offset by increased furniture & equipment, advertising & marketing and other expenses.

      Salaries & employee benefits expense totaled $3.9 million in 1998, compared to $4.0 million in 1997 and $3.6 million in 1996. Salary & employee benefits expense for 1998 decreased, reflecting fewer full-time equivalent employees than 1997, partially offset by normal merit increases. The increase in salary & employee benefits expense during 1997 over 1996 resulted from the addition of staff in the Credit Services and Investment Services and Trust divisions. In addition, DNB incurred higher costs for hospitalization, other employee benefits and normal merit increases during 1997.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

      Furniture & equipment expense includes depreciation, rent, maintenance and miscellaneous purchases of office equipment and furniture. Furniture & equipment expense totaled $711,000 in 1998, compared to $672,000 in 1997 and $665,000 in 1995. The increase in 1998 resulted primarily from write-offs of obsolete equipment as DNB began purchasing new equipment at the end of the year to upgrade its customer service and back-office processing.

      Occupancy expense includes depreciation, rent, taxes, maintenance and utilities. Occupancy expense totaled $438,000 in 1998, compared to $458,000 in 1997 and $467,000 in 1996. The decrease in this category reflects higher costs incurred in 1997 and 1996 for repairs and maintenance of our community offices.

      Professional & consulting expense includes fees for legal services, audit and accounting services, asset/liability management services as well as consulting fees for technology, human resources and other special projects. Professional and consulting expenses for 1998 were $347,000, compared to $445,000 in 1997 and $317,000 in 1996. The amount for 1997 reflects additional costs incurred in relation to a project undertaken with an outside consultant to help identify and implement improved operating procedures. DNB did not incur such expenditures in 1998 or 1996.

      Advertising & marketing expense increased $62,000 to $278,000 for the year ended December 31, 1998, compared to $216,000 and $205,000 in 1997 and 1996. The advertising budget for 1998 was increased to include added expenditures related to DNB's new logo, marketing research and television advertisements. The increased expenditures for 1997 was due largely to the promotion of the Premier Money Market account.

      Other expenses include such items as postage, insurance, director fees, satisfaction fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses remained flat in 1998 at $1.1 million. For the year ended December 31, 1996, other expenses were $1.2 million and included additional OREO expense relating to the management and maintenance of DNB's OREO properties.

Income Taxes

      Income tax expense was $1.3 million in 1998, $865,000 in 1997, and $658,000 in 1996. DNB's effective tax rate was 30%, 24%, and 22% for the year ended December 31, 1998, 1997 and 1996, respectively. The 1998 effective tax rate was less than the statutory rate due to the effect of tax exempt income. The lower 1997 and 1996 effective tax rates were due to tax exempt income and the elimination of valuation allowances on deferred taxes arising from DNB's improved profitability.

                          Financial Condition Analysis
Investment Securities

      DNB's investment portfolio consists of US agency securities, mortgage-backed securities issued by US Government agencies, corporate bonds, collateralized mortgage obligations, state and municipal securities, bank stocks, commercial paper, certificates of deposit and other bonds and notes. In addition to generating revenue, DNB maintains the investment portfolio to manage interest rate risk, provide liquidity, provide collateral for borrowings and to diversify the credit risk of earning assets. The portfolio is structured to maximize DNB's net interest income given changes in the economic environment, liquidity position and balance sheet mix.

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

Management's Discussion and Analysis
of Financial Condition and Results of Operations

requirements. DNB does not necessarily intend to sell such securities, but has classified them as AFS to provide flexibility to respond to liquidity needs.

      DNB's investment portfolio (HTM and AFS securities) totaled $92.9 million at December 31, 1998, up 46% from $63.6 million at December 31, 1997. The growth in the investment portfolio was funded by increased deposits and borrowings during the year.

      The following tables set forth information regarding the composition, stated maturity and average yield of DNB's investment security portfolio as of the dates indicated. The first two tables do not include amortization or anticipated prepayments on mortgage-backed securities. Callable securities are included at their stated maturity dates.

Investment Maturity Schedule, Including Weighted Average Yield
(Dollars in thousands)
                                                                        December 31, 1998
                                         Less than                            Over       No Stated
Held to Maturity                          1 Year    1-5 Years   5-10 Years  10 Years     Maturity     Total      Yield
-----------------------------------------------------------------------------------------------------------------------
US Government agency and
  corporations                             $495       $2,000     $13,099      $ 7,873         $--     $23,467    6.55%
US agency mortgage-backed securities         --          776         569        2,710          --       4,055    6.67
Collateralized mortgage obligations          --           --          --       17,462          --      17,462    6.37
Equity securities                            --           --          --             --     2,396       2,396    4.17
-----------------------------------------------------------------------------------------------------------------------
Total                                      $495       $2,776     $13,668      $28,045     $ 2,396     $47,380
-----------------------------------------------------------------------------------------------------------------------
Percent of portfolio                          1%           6%         29%          59%          5%        100%
-----------------------------------------------------------------------------------------------------------------------
Weighted average yield                      6.9%         6.4%        6.7%         6.4%        4.2%        6.4%
-----------------------------------------------------------------------------------------------------------------------

                                         Less than                            Over       No Stated
Available for Sale                        1 Year    1-5 Years   5-10 Years  10 Years     Maturity     Total      Yield
-----------------------------------------------------------------------------------------------------------------------
Corporate bonds                             $--          $--         $--      $18,826         $--     $18,826    6.65%
US Government agency and
  corporations                               --        2,455          --        5,760          --       8,215    6.07
US agency mortgage-backed securities         --        3,199          --        3,426          --       6,625    6.72
State and municipal tax-exempt               --           --          --        6,905          --       6,905    6.91
Other securities                             --           --          --        4,948          --       4,948    6.38
-----------------------------------------------------------------------------------------------------------------------
Total                                       $--       $5,654         $--      $39,865         $--     $45,519
-----------------------------------------------------------------------------------------------------------------------
Percent of portfolio                         --%          12%         --%          88%         --%        100%
-----------------------------------------------------------------------------------------------------------------------
Weighted average yield                       --%         6.1%         --%         6.6%         --%        6.6%
-----------------------------------------------------------------------------------------------------------------------


Composition of Investment Securities
(Dollars in thousands)                                   December 31
                                                1998                     1997
                                         Held to    Available     Held to    Available
                                        Maturity    for Sale     Maturity     for Sale
-------------------------------------------------------------------------------------
US Government agency and
  corporations                           $23,467     $ 8,215     $41,807     $ 4,750
Corporate bonds                               --      18,826          --          --
Collateralized mortgage obligations       17,462          --          --          --
State and municipal tax-exempt                --       6,905          --          --
US agency mortgage-backed securities       4,055       6,625       5,790       9,138
Other securities                           2,396       4,948       2,097          --
-------------------------------------------------------------------------------------
Total                                    $47,380     $45,519     $49,694     $13,888
-------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Loans

      The loan portfolio consists primarily of commercial and residential real estate loans, commercial loans and lines of credit (including commercial construction), consumer loans and, to a lesser degree, student loans. The loan portfolio provides a stable source of interest income, monthly amortization of principal and, in the case of adjustable rate loans, repricing opportunities.

      Net loans were $143.5 million at December 31, 1998, up $18.8 million or 15% from 1997. Residential loans increased $9.3 million or 45.4% to $29.7 million, commercial mortgage loans increased $5.3 million or 11.5% to $51.4 million, and consumer loans increased $3.9 million or 14.9% to $29.9 million. The increase in these portfolios reflect DNB's commitment to commercial and residential development in the Chester County community.

      The following table sets forth information concerning the composition of total loans outstanding, net of the allowance for loan losses, as of the dates indicated.

Non-Performing Assets

      Total non-performing assets remained relatively flat during 1998, and at December 31, 1998 were $3.26 million compared to $3.21 million

Total Loans Outstanding, Net of Allowance for Loan Losses
(Dollars in thousands)                                                        December 31
                                                       1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------------
Residential mortgage                               $  29,656     $  20,392      $ 17,658      $ 19,009      $ 18,617
Commercial mortgage                                   51,434        46,130        45,907        42,945        43,900
Commercial                                            35,549        34,966        29,970        28,803        22,958
Consumer                                              29,934        26,062        25,325        24,110        24,214
Student                                                2,153         2,404         2,712         3,019         3,236
-------------------------------------------------------------------------------------------------------------------
Total loans                                          148,726       129,954       121,572       117,886       112,925
Less allowance for loan losses                        (5,205)       (5,281)       (5,112)       (5,515)       (5,645)
-------------------------------------------------------------------------------------------------------------------
Net loans                                           $143,521      $124,673      $116,460      $112,371      $107,280
-------------------------------------------------------------------------------------------------------------------

      The following table sets forth information concerning the contractual maturities of the loan portfolio, net of unearned income and fees. For amortizing loans, scheduled repayments for the maturity category in which the payment is due are not reflected below, because such information is not readily available.

Loan Maturities                                                           December 31, 1998
(Dollars in thousands)                            Less than 1 Year     1-5 Years       Over 5 Years         Total
-------------------------------------------------------------------------------------------------------------------
Real estate                                           $  3,629          $  9,048          $68,413         $  81,090
Commercial                                              18,393             8,817            8,339            35,549
Consumer                                                   682            11,338           17,914            29,934
Student                                                     20               383            1,750             2,153
-------------------------------------------------------------------------------------------------------------------
Total loans                                             22,724            29,586           96,416           148,726
-------------------------------------------------------------------------------------------------------------------
Loans with predetermined interest rates                 10,527            18,066           53,275            81,868
Loans with variable interest rates                      12,197            11,520           43,141            66,858
-------------------------------------------------------------------------------------------------------------------
Total loans                                            $22,724           $29,586          $96,416          $148,726
-------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

at December 31, 1997 and $4.28 million at December 31, 1996. Nonaccrual loans decreased $488,000 and loans 90 days past due and still accruing increased $629,000, due largely to a reclassification of two loans to accrual status in accordance with DNB's nonaccrual policy. Loans 90 days past due and still accruing include two loans to a single borrower that are well secured and have demonstrated a sustained period of repayment performance. DNB, which has a significant level of commercial, real estate and consumer loans, has worked diligently to improve asset quality and position itself for possible economic downturns in the future by tightening underwriting standards and improving lending policies and procedures. Non-performing assets have, and will continue to have, an impact on earnings, therefore management intends to continue working aggressively to reduce the level of such assets.

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

                                                                              December 31
                                                       1998          1997          1996          1995         1994
----------------------------------------------------------------------------------------------------------------------
Nonaccrual loans:
     Residential mortgage                              $ 250         $ 676         $ 743        $1,355        $1,790
     Commercial mortgage                               1,063         1,301         1,315         1,832         1,872
     Commercial                                          990           821           650           722         1,551
     Consumer                                            114           107           187           237           197
----------------------------------------------------------------------------------------------------------------------
Total nonaccrual loans                                 2,417         2,905         2,895         4,146         5,410

Loans 90 days past due and still accruing                699            70           194           129           112
Troubled debt restructurings                              --            --           184            --            40
----------------------------------------------------------------------------------------------------------------------
Total non-performing loans                             3,116         2,975         3,273         4,275         5,562
Other real estate owned                                  139           231         1,010           810           445
----------------------------------------------------------------------------------------------------------------------
Total non-performing assets                           $3,255        $3,206        $4,283        $5,085        $6,007
----------------------------------------------------------------------------------------------------------------------
Asset quality ratios:
Non-performing loans to total loans                     2.10%         2.29%         2.69%         3.63%         4.93%
Non-performing assets to total assets                   1.23          1.46          2.07          2.69          3.61
Allowance for loan losses to:
     Total loans                                        3.50          4.06          4.20          4.68          5.00
     Non-performing loans                             167.04        177.51        156.17        129.02        101.50
     Non-performing assets                            159.91        164.72        119.36        108.46         93.98
----------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

      The table on the previous page sets forth those assets that are: (i) placed on nonaccrual status, (ii) contractually delinquent by 90 days or more and still accruing, (iii) troubled debt restructurings other than those included in items (i) and (ii), and (iv) OREO as a result of foreclosure or voluntary transfer to DNB.

      DNB's Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. Committee members meet to design, implement and review asset recovery strategies which serve to maximize the recovery of each troubled asset. DNB had $6.5 million of loans which, although performing at December 31, 1998, are believed to require increased supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 1997 was $5.9 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.

Allowance for Loan Losses

      The allowance for loan losses is increased by the provision for loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

      In establishing its allowance for loan losses, management considers the size and risk exposure of each segment of the loan portfolio, past loss experience, present indicators of risk such as delinquency rates, levels of nonaccruals, the potential for losses in future periods, and other relevant factors. Management's evaluation of the loan portfolio generally includes reviews, on a sample basis, of individual borrowers regardless of size and reviews of problem borrowers of $100,000 or greater. Consideration is also given to examinations performed by regulatory agencies, primarily the Office of the Comptroller of the Currency ("OCC"). The provisions are based on management's review of the economy, interest rates, general market conditions, estimates of the fair value of collateral, financial strength and ability of the

Analysis of Allowance for Loan Losses
(Dollars in thousands)                                                   Year Ended December 31
                                                       1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------------
Beginning balance                                     $5,281        $5,112        $5,515        $5,645        $6,000
Provisions                                                --            --            --            --            --
Loans charged off:
    Real estate                                          (59)           --          (454)          (25)         (280)
    Commercial                                          (233)          (32)          (50)         (124)         (140)
    Consumer                                             (11)          (16)          (30)         (164)          (77)
---------------------------------------------------------------------------------------------------------------------
Total charged off                                       (303)          (48)         (534)         (313)         (497)
---------------------------------------------------------------------------------------------------------------------
Recoveries:
    Real estate                                          144             1            38            86             3
    Commercial                                            71           167            48            24            43
    Consumer                                              12            49            45            73            96
---------------------------------------------------------------------------------------------------------------------
Total recoveries                                         227           217           131           183           142
---------------------------------------------------------------------------------------------------------------------
Ending balance                                        $5,205        $5,281        $5,112        $5,515        $5,645
---------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

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

      The table on the previous page sets forth the changes in DNB's allowance for loan losses for the years indicated. Real estate includes both residential and commercial real estate.

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

      During 1998, management enhanced its evaluation of the loan portfolio to include, as a separate component, the risks associated with its growing commercial construction loan portfolio (which includes residential housing developments as well as commercial real estate construction). In the past, because of its relative size and lack of specific loss experience, these risks were provided for as part of the total loan portfolio, and not associated with any particular loan segment. As a result of this change, a portion of the unallocated reserve has now been reallocated to this growing portfolio, and included below in the

Composition of Allowance for Loan Losses
(Dollars in thousands)
                                                                December 31
                    1998                      1997                      1996                   1995                1994
                        Percent of               Percent of                Percent of             Percent of            Percent of
                        Loan Type to             Loan Type to              Loan Type to           Loan Type to          Loan Type to
              Amount    Total Loans     Amount   Total Loans      Amount   Total Loans   Amount   Total Loans  Amount   Total Loans
------------------------------------------------------------------------------------------------------------------------------------
Real estate   $1,537        54%         $1,104       51%          $1,405        52%       $1,504       53%      $1,575         55%
Commercial*    1,192        24           1,220       27              830        25           730       24        1,352         20
Consumer         185        22             164       22              231        23           289       23          771         25
Unallocated    2,291        --           2,793       --            2,646        --         2,992       --        1,947         --
------------------------------------------------------------------------------------------------------------------------------------
Total         $5,205       100%         $5,281      100%          $5,112       100%       $5,515      100%      $5,645        100%
------------------------------------------------------------------------------------------------------------------------------------

*includes commercial construction

Management's Discussion and Analysis
of Financial Condition and Results of Operations

commercial allocation. For comparative purposes, all prior year data has been restated to reflect this change.

Liquidity and Capital Resources

      Management maintains liquidity to meet depositors' needs for funds, to satisfy or fund loan commitments, and for other operating purposes. DNB's foundation for liquidity is a stable and loyal customer deposit base and a marketable investment portfolio that provides periodic cash flow through regular maturities and amortization, or that can be used as collateral to secure funding. DNB's primary source of liquidity is dependent upon its ability to maintain and expand its customer deposit base. During 1998, deposits increased $26.1 million or 13%. The substantial increase in deposits was the result of the successful promotion of DNB's new Premier Money Market account, as well as general growth in demand deposits, NOW accounts and time deposits.

      As of December 31, 1998, deposits totaled $225.4 million, up from $199.2 million at December 31, 1997. Money market accounts increased $13.3 million to $32.6 million and certificates of deposit increased $5.7 million to $97.4 million. In addition, non-interest bearing deposits and NOW accounts increased a combined $6.5 million.

      DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia, to meet short-term liquidity needs. Through these relationships, DNB has additional available short-term credit of approximately $61.5 million.

      At December 31, 1998, DNB has $6.4 million in commitments to fund commercial real estate, construction and land development loans. In addition, there are $2.0 million in unfunded home equity lines of credit and $14.1 million in other unused loan commitments. Management anticipates the majority of these commitments will be funded by means of normal cash flows. There are approximately $66.6 million in certificates of deposit scheduled to mature during the twelve months ending December 31, 1999. To meet its funding needs, DNB maintains assets which comprise its primary liquidity totaling $73.0 million on December 31, 1998. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB also anticipates scheduled payments and prepayments on its loan and mortgage-backed securities portfolios.

      The following table sets forth the composition of DNB's deposits at the dates indicated.

Deposits By Major Classification
(Dollars in thousands)                                                        December 31
                                                      1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------------
Non-interest-bearing deposits                      $  30,001      $ 27,150      $ 26,429      $ 22,936      $ 24,967
Interest-bearing deposits:
     NOW                                              37,075        33,387        31,140        27,485        27,688
     Money market                                     32,582        19,289        15,550        16,333        18,198
     Savings                                          28,321        27,714        28,559        29,224        31,836
     Certificates                                     82,424        78,509        63,783        56,533        37,698
     IRA                                              14,970        13,188        12,963        12,498        10,539
---------------------------------------------------------------------------------------------------------------------
Total deposits                                      $225,373      $199,237      $178,424      $165,009      $150,926
---------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

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

      As indicated in the table below, the one year gap position at December 31, 1998 was a negative 10.1%. Generally, a financial institution with a negative gap position will most likely experience decreases in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates.

      The negative gap was due largely to customer preferences for short-term and floating rate deposit products which caused interest-rate sensitive liabilities to exceed interest-rate sensitive assets during the earlier time periods presented. While gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the effect of general interest rate movements on DNB's net interest income, due to discretionary repricing of assets and liabilities, and other competitive pressures.

      DNB reports its callable agency, callable corporate notes and callable municipal investments ($45.1 million at December 31, 1998) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable agency securities provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

      Included in the analysis of the gap position are certain savings deposit and demand accounts which are less sensitive to fluctuations in interest rates than other interest-bearing sources of funds. In determining the sensitivity of such deposits, management reviews the movement of its deposit rates for the past four years relative to market rates. Using regression analysis, the ALCO has estimated that these deposits are approximately 25-30% sensitive to interest rate changes (i.e., if short term rates were to increase 100 basis points, the interest rate on such deposits would increase 25-30 basis points).

      The following table sets forth certain information relating to DNB's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing and the instruments fair value at December 31, 1998.

      The Bank continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing the Bank's spread by attracting lower-costing retail deposits.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

      In addition to utilizing the gap ratio for interest rate risk management, the ALCO utilizes simulation analysis whereby the model estimates the variance in net interest income with a change in interest rates of plus or minus 300 basis points over a twelve and twenty-four month period. Given recent simulations, net interest income would be within policy guidelines regardless of the direction of market rates.

Interest Rate Sensitivity Analysis
(Dollars in thousands)
                                                                     December 31, 1998

                                              More Than    More Than     More Than   More Than    More Than
                                              One Year     Two Years    Three Years Four Years   Five Years
                                  Under One    Through      Through       Through     Through       and
                                    Year      Two Years   Three Years   Four Years  Five Years  Non-repricing   Total
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks
 and Federal funds sold          $ 12,124          $--         $--          $--         $--      $ 7,707      $ 19,831
Investments                        34,305       12,461       8,404        8,558       3,963       25,209        92,900
Commercial loans                   26,528        1,764       2,335          792       1,243        2,887        35,549
Mortgage loans                     14,574       12,685       9,289        5,786      10,767       27,989        81,090
Consumer loans                      8,083        4,094       3,578        3,138       2,603       10,591        32,087
Other assets (net)                     --           --          --           --          --        3,961         3,961
-----------------------------------------------------------------------------------------------------------------------
Total assets                     $ 95,614      $31,004     $23,606      $18,274     $18,576      $78,344      $265,418
-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Non-interest-bearing demand       $ 9,234     $  8,073     $ 9,234     $  1,730    $  1,730         $--       $ 30,001
NOW                                11,822        3,607       7,215        3,608       3,608        7,215        37,075
Money market                       26,156        3,213       3,213           --          --           --        32,582
Savings                             8,213        3,115       5,664        2,832       2,832        5,665        28,321
Certificates and IRAs less
 than $100,000                     47,183       17,629       3,061           --       6,722           --        74,595
Certificates and IRAs at or more
 than $100,000                     19,796        1,930         204           --         869           --        22,799
-----------------------------------------------------------------------------------------------------------------------
Total deposits                    122,404       37,567      28,591        8,170      15,761       12,880       225,373
Borrowings                             --        6,000          --        5,000          --        7,000        18,000
Other liabilities, net                 --           --          --           --          --        1,439         1,439
Stockholders' equity                   --           --          --           --          --       20,606        20,606
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and equity     $122,404)    $ 43,567    $ 28,591     $ 13,170    $ 15,761      $41,925      $265,418
-----------------------------------------------------------------------------------------------------------------------
Gap                             $ (26,790)    $(12,563)   $ (4,985)     $ 5,104     $ 2,815      $36,419
-----------------------------------------------------------------------------------------------------------------------
Cumulative gap                  $ (26,790)    $(39,353)   $(44,338)    $(39,234)   $(36,419)         $--
-----------------------------------------------------------------------------------------------------------------------
Cumulative gap to total assets      (10.1%)      (14.8%)     (16.7%)      (14.8%)     (13.7%)
-----------------------------------------------------------------------------------------------------------------------


Market Risk Analysis

      To measure the impacts of longer-term asset and liability mismatches beyond two years, DNB utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of

Management's Discussion and Analysis
of Financial Condition and Results of Operations

equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Results falling outside prescribed ranges require action by the ALCO. At December 31, 1998 and 1997, DNB's variance in the economic value of equity as a percentage of assets with an instantaneous and sustained parallel shift of 200 basis points is within the negative 3% guideline, as shown in the tables below.

      The market capitalization of DNB should not be equated to the EVPE, which only deals with the valuation of balance sheet cash flows using conservative assumptions. Calculated core deposit premiums may be less than what is available in an outright sale. The model does not consider potential premiums on floating rate loan sales, the impact of overhead expense, non-interest income, taxes, industry market price multiples and other factors reflected in the market capitalization of a company.

Market Risk Analysis
(Dollars in thousands)
                               December 31, 1998
Change in Rates           Flat      -200 bp     +200 bp
------------------------------------------------------------
Economic Value of
  Portfolio Equity        $28,307   $26,244    $20,505
Change                               (2,062)    (7,802)
Change as a % of assets              (0.78%)    (2.94%)
------------------------------------------------------------


                               December 31, 1997
Change in Rates           Flat      -200 bp     +200 bp
------------------------------------------------------------
Economic Value of
  Portfolio Equity        $28,748   $26,617    $26,764
Change                               (2,130)    (1,983)
Change as a % of assets               (.97%)     (.90%)
------------------------------------------------------------

Capital Resources

      Stockholders' equity increased to $20.6 million at December 31, 1998, primarily as a result of the $2.9 million net income reported for the year. Management believes that the Corporation and the Bank each have met the definition of "well capitalized" for regulatory purposes on December 31, 1998 and thereafter. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters -- Footnote 15).

Regulatory Matters

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years.

Year 2000 Issues

      Year 2000 issues arise from a concern that certain information systems and automated equipment will be unable to recognize and process properly date-related information after December 31, 1999. If not corrected, these system and equipment failures could produce inaccurate or unpredictable results causing disruptions of normal business operations beginning on January 1, 2000.

      In order to address these Year 2000 issues, DNB has developed a comprehensive approach beginning with the establishment of a Technology Steering Committee. The Committee has developed and implemented a compliance plan, which

Management's Discussion and Analysis
of Financial Condition and Results of Operations

is divided into five phases: (1) awareness; (2) assessment; (3) renovation; (4) validation & testing; and (5) implementation. The goal is to ensure that each organizational function, system, application, file, program and database will correctly process, provide and/or receive data at the century date change beginning December 31, 1999.

      DNB has identified six systems it defines as mission-critical. Four of the systems, including its core processing software and mainframe hardware, are Year 2000 compliant and have been tested. The two remaining systems are in the process of being upgraded by the respective vendors, and DNB expects that the upgrades and testing will be complete by June 30, 1999. DNB is currently working on the implementation phase for these mission-critical systems, and it anticipates that this final phase, which requires testing of all Bank interfaces and connections with other systems, will be completed by June 30, 1999. In addition to mission-critical systems, DNB has identified and is monitoring the Year 2000 readiness of vendors and service providers, and it has established contingency plans for alternate suppliers based upon target compliance time frames.

      To evaluate the risk of customer non-compliance with Year 2000 issues, DNB initiated written communications with all of its commercial deposit and borrowing customers, which included a questionnaire, to assist in determining their awareness and readiness for the century date change. The majority of customers did not respond to the questionnaire. In order to mitigate potential risks to the Bank, DNB also reviewed significant borrowing relationships (over $250,000) and classified them into high, moderate and low risk categories for non-compliance with Year 2000 issues. DNB is in the process of calling on those customers in the high and moderate risk categories to obtain personal responses to questionnaires in order to evaluate the risk to DNB from the failure to remediate their own Year 2000 issues. The results of these assessments are being incorporated into DNB's credit risk management processes, including customer risk ratings. At present, approximately 40% of these assessments have been completed, and the process is expected to be complete by June 30, 1999. Based upon the responses received to date, DNB does not believe that any deficiencies identified appear to present any material risks to the Bank.

      Currently, DNB is in the process of developing an effective business resumption contingency plan that will outline its courses of action in the event of a Year 2000-related systems failure. The plan is being developed to help DNB resume operations in an orderly fashion and to continue providing essential services in the event of the most reasonably likely worst case scenarios. At this point, DNB has completed the organizational planning phase of the four-phase process recommended by regulators, and it has also completed the second phase - a business impact analysis. DNB is now assessing the potential impact of internal and external mission-critical systems failures on its core business processes and determining the minimum acceptable level of system support and services. The next step will be to develop the specific Year 2000 business resumption contingency plans for each core business process along with scheduled completion dates, test dates and trigger dates. The goal is to develop strategies that are reasonable, cost-effective and practical. The target date for completion of the business resumption contingency plans is June 30, 1999. When completed, the plans will be validated independently in order to judge the effectiveness and reasonableness of the contingency strategies.

      DNB has also identified three key external risks that it believes would have the most material adverse effect on the Bank if the service providers were not Year 2000 compliant: funds transfer counterparties, telecommunications and power. DNB expects to address the mitigation of these risks as part of the business resumption contingency planning process described above.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

      DNB, while not completely Year 2000 compliant, is working diligently to achieve this goal. Year 2000 issues could result in material financial risk to a company such as DNB if the company and third party vendors upon which it relies were unable to address this issue in a timely manner. However, management currently expects DNB and its third party vendors to be Year 2000 compliant in all material respects before June 30, 1999.

      Management currently estimates that the costs of Year 2000 compliance will be approximately $60,000 during the two years ended December 31, 1999, of which approximately $30,000 has been expended through December 31, 1998. To date, management has succeeded in implementing its Year 2000 effort with existing staff and internal resources, and has not been obligated to expend significant funds in the process. It is anticipated that this will be possible for the balance of the Year 2000 project, except that in 1999 management plans to upgrade all personal computers that are not Year 2000 compliant. As a consequence, management anticipates that the Year 2000 costs will be funded from operating cash flow.

      The Year 2000 statements contained herein, and in other securities filings of DNB may not be relied upon as representations or warranties for any purpose other than disclosure for Federal securities law compliance purposes.

Forward-Looking Statements

      Certain statements in this report, including any which are not statements of historical fact, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Without limiting the foregoing, the words "expect", "anticipate", "plan", "believe", "seek", "estimate", "predict", "internal" and similar words are intended to identify expressions that may be forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those contemplated by such statements. For example, actual results may be adversely affected by the following possibilities: (1) competitive pressure among depository institutions may increase; (2) changes in interest rates may reduce banking interest margins; (3) general economic conditions and real estate values may be less favorable than contemplated; (4) adverse legislation or regulatory requirements may be adopted;
(5) the impact of the Year 2000 issue may be more significant than currently anticipated; (6) unexpected contingencies relating to Year 2000 compliance; and
(7) other unexpected contingencies may arise. Many of these factors are beyond DNB's ability to control or predict. Readers of this report are accordingly cautioned not to place undue reliance on forward-looking statements. DNB disclaims any intent or obligation to update publicly any of the forward-looking statements herein, whether in response to new information, future events or otherwise.

Recent Accounting Pronouncements

      In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 was adopted by DNB on January 1, 1998. No additional disclosures were required as DNB operates as a single segment entity.

      In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132"). This statement amends the disclosure requirements of Statements No. 87, Employers' Accounting for Pensions ("Statement No. 87"), No. 88, Employers' Accounting

Management's Discussion and Analysis
of Financial Condition and Results of Operations

for Settlements and Curtailments of Defined Benefit Pensions Plans and for Termination Benefits ("Statement No. 88"), and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("Statement No. 106"). SFAS No. 132 is applicable to all entities. This statement standardizes the disclosure requirements of Statements No. 87 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 only addresses disclosure and does not change any of the measurement or recognition provisions provided for in Statements No. 87, No. 88, or No. 106. Restatement of comparative period disclosures is required unless the information is not readily available, in which case the notes to the financial statements shall include all available information and a description of the information not available. SFAS No. 132 was adopted on January 1, 1998, and no additional disclosures were required.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, so long as the hedge is effective. Prospective application of SFAS No. 133 is required for all fiscal years beginning after June 15, 1999, however earlier application is permitted. DNB has not yet determined the impact, if any, of this statement, including its provisions for the potential reclassifications of investment securities, on operations, financial condition and equity and comprehensive income. However, DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.

Market for Common Stock

      DNB Financial's common stock is listed under the symbol "DNBF" on the Over The Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this annual report who are market makers of DNB's common stock. There were approximately 900 stockholders who owned 1,524,229 shares of common stock outstanding at December 31, 1998.

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

                           1998              1997

                       High     Low      High      Low
---------------------------------------------------------
First Quarter         $32.38  $28.57    $15.95   $14.76
Second Quarter         34.76   32.38     19.53    16.76
Third Quarter          34.40   31.19     26.19    19.41
Fourth Quarter         32.50   29.50     31.50    25.24
---------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

      The following table sets forth selected quarterly financial data and earnings per share for the periods indicated. Per share data have been adjusted for the 2 for 1 stock split in September 1997 and for the five percent (5%) stock dividends declared in 1998 and 1997.

Quarterly Financial Data
(Dollars in thousands, except per share data)

                                                     1998                                        1997

                                    Fourth      Third    Second      First       Fourth     Third    Second      First
                                    Quarter    Quarter   Quarter    Quarter      Quarter   Quarter   Quarter    Quarter
-------------------------------------------------------------------------------------------------------------------------
Interest income                      $4,835    $4,594    $4,311     $4,164       $4,198    $4,148    $4,089     $3,928
Interest expense                      2,276     2,195     1,949      1,847        1,858     1,798     1,693      1,635
-------------------------------------------------------------------------------------------------------------------------
Net interest income                   2,559     2,399     2,362      2,317        2,340     2,350     2,396      2,293
Provision for loan losses                --        --        --         --           --        --        --         --
   Non-interest income                  352       419       396        338          383       346       252        218
Non-interest expense                  1,800     1,686     1,728      1,754        1,833     1,795     1,709      1,659
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes            1,111     1,132     1,030        901          890       901       939        852
Income tax expense                      333       384       285        250          219       218       218        212
-------------------------------------------------------------------------------------------------------------------------
Net income                            $ 778     $ 748     $ 745      $ 651        $ 671     $ 683     $ 721      $ 640
-------------------------------------------------------------------------------------------------------------------------
Basic earnings per share              $0.51     $0.49     $0.49      $0.43        $0.44     $0.45     $0.47      $0.42
Diluted earnings per share             0.49      0.47      0.47       0.41        $0.43     $0.44     $0.47      $0.42
Cash dividends per share             $0.115    $0.115    $0.115     $0.115        $0.11     $0.11     $0.09      $0.09
-------------------------------------------------------------------------------------------------------------------------

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Financial Condition

                                                                                             December 31
                                                                                    1998                   1997
-------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                      $   13,660,149           $   7,503,007
Federal funds sold                                                                6,171,000              15,889,000
Investment securities available for sale, at market value                        45,519,420              13,888,462
Investment securities (market value $47,528,269 in 1998
   and $49,863,493 in 1997)                                                      47,380,404              49,694,161
Loans, net of unearned income                                                   148,725,716             129,954,114
Allowance for loan losses                                                        (5,204,869)             (5,280,958)
-------------------------------------------------------------------------------------------------------------------
Net loans                                                                       143,520,847             124,673,156
-------------------------------------------------------------------------------------------------------------------
Office property and equipment                                                     4,558,811               3,644,581
Accrued interest receivable                                                       1,670,123               1,584,213
Other real estate owned                                                             138,775                 231,187
Deferred income taxes                                                             1,037,415                 977,981
Other assets                                                                      1,761,487               1,365,317
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                   $265,418,431            $219,451,065
-------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                                  $ 30,001,051           $  27,149,502
Interest-bearing deposits:
   NOW                                                                           37,074,977              33,386,755
   Money market                                                                  32,582,044              19,289,128
   Savings                                                                       28,321,246              27,714,419
   Time                                                                          97,394,014              91,697,168
-------------------------------------------------------------------------------------------------------------------
Total deposits                                                                  225,373,332             199,236,972
-------------------------------------------------------------------------------------------------------------------
FHLB advances                                                                    18,000,000                      --
Accrued interest payable                                                            902,009                 830,533
Other liabilities                                                                   536,872               1,027,997
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                               244,812,213             201,095,502
-------------------------------------------------------------------------------------------------------------------
Commitment and contingencies (Note 13)

Stockholders' Equity
Preferred stock, $10.00 par value;
   1,000,000 shares authorized; none issued                                              --                      --
Common stock, $1.00 par value;
   10,000,000 shares authorized; 1,524,229 and
   1,451,661 issued and outstanding, respectively                                 1,524,229               1,451,661
Surplus                                                                          17,104,817              14,607,109
Retained earnings                                                                 1,924,803               2,276,556
Accumulated other comprehensive income                                               52,369                  20,237
-------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                       20,606,218              18,355,563
-------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                     $265,418,431            $219,451,065
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations

                                                                                    Year Ended December 31
                                                                         1998               1997              1996
Interest Income:
Interest and fees on loans                                            $12,091,896       $11,518,808      $10,556,381
Interest on investment securities:
     Taxable                                                            4,898,355         4,359,349        4,179,173
     Exempt from Federal taxes                                             55,416                --               --
Interest on Federal funds sold                                            857,093           485,449          426,177
---------------------------------------------------------------------------------------------------------------------
Total interest income                                                  17,902,760        16,363,606       15,161,731
---------------------------------------------------------------------------------------------------------------------
Interest Expense:
Interest on NOW, money market and savings                               2,518,871         2,041,643        1,902,436
Interest on time deposits                                               5,276,500         4,739,650        4,110,912
Interest on FHLB advances                                                 470,267            88,947               --
Interest on repurchase agreements                                             673           108,377          442,584
Interest on other borrowings                                                   --             5,364            2,962
---------------------------------------------------------------------------------------------------------------------
Total interest expense                                                  8,266,311         6,983,981        6,458,894
---------------------------------------------------------------------------------------------------------------------
Net interest income                                                     9,636,449         9,379,625        8,702,837
Provision for loan losses                                                      --                --               --
---------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     9,636,449         9,379,625        8,702,837
---------------------------------------------------------------------------------------------------------------------
Non-interest Income:
Service charges                                                           632,118           469,393          432,681
Trust income                                                              430,120           416,209          305,930
Net gains (losses) on sale of investment securities                         4,682             6,669           (4,728)
Other                                                                     439,583           391,370          270,139
---------------------------------------------------------------------------------------------------------------------
Total non-interest income                                               1,506,503         1,283,641        1,004,022
---------------------------------------------------------------------------------------------------------------------
Non-interest Expense:
Salaries and employee benefits                                          3,910,598         3,951,844        3,629,185
Furniture and equipment                                                   711,436           671,968          664,714
Occupancy                                                                 437,859           458,214          467,437
Professional and consulting                                               347,174           445,032          317,420
Advertising and marketing                                                 277,563           216,140          204,587
Printing and supplies                                                     168,011           229,004          221,688
Other                                                                   1,116,011         1,110,864        1,226,228
---------------------------------------------------------------------------------------------------------------------
Total non-interest expense                                              6,968,652         7,083,066        6,731,259
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                              4,174,300         3,580,200        2,975,600
Income tax expense                                                      1,252,000           865,000          658,000
---------------------------------------------------------------------------------------------------------------------
Net Income                                                            $ 2,922,300       $ 2,715,200      $ 2,317,600
---------------------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                                                  $1.92             $1.78            $1.52
     Diluted                                                                 1.86              1.75             1.51
Weighted average common shares outstanding:
     Basic                                                              1,524,158         1,523,929        1,523,929
     Diluted                                                            1,575,077         1,553,693        1,535,458
Cash dividends per share                                                    $0.46             $0.40            $0.24
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                                                                Accumulated
                                                                                                   Other
                                     Comprehensive      Common                     Retained    Comprehensive
                                        Income           Stock         Surplus     Earnings       Income       Total
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                           $ 6,587,930    $ 4,112,869    $3,592,242    $61,918   $14,354,959
Comprehensive Income:
   Net income                         $2,317,600              --             --     2,317,600         --     2,317,600
   Other comprehensive income,
     net of tax, relating to unrealized
     loss on investments                 (84,321)             --             --            --         --       (84,321)
Total comprehensive income             2,233,279
Cash dividends                                                --             --      (362,336)        --      (362,336)
Issuance of stock dividends                              326,290        730,254    (1,056,544)        --            --
Cash payment for fractional shares                            --             --        (9,888)        --        (9,888)
Transfer to surplus                                           --        353,169      (353,169)        --            --
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                           6,914,220      5,196,292     4,127,905    (22,403)   16,216,014
Comprehensive Income:
   Net income                          2,715,200              --             --     2,715,200         --     2,715,200
   Other comprehensive income,
     net of tax, relating to unrealized
     gains on investments                 42,640              --             --            --         --        42,640
Total comprehensive income             2,757,840
Cash dividends                                                --             --      (608,452)        --      (608,452)
Issuance of stock dividends                              688,170      1,410,748    (2,098,918)        --            --
Cash payment for fractional shares                            --             --        (9,839)        --        (9,839)
Stock split                                            6,914,220     (5,550,182)   (1,364,038)        --            --
Transfer to surplus                                           --        485,302      (485,302)        --            --

----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                          14,516,610      1,542,160     2,276,556     20,237    18,355,563
Change in par value                                  (13,067,649)    13,067,649            --         --            --
----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997,
   as adjusted                                         1,448,961     14,609,809     2,276,556     20,237    18,355,563
Comprehensive Income:
   Net income                          2,922,300              --             --     2,922,300         --     2,922,300
   Other comprehensive income,
     net of tax, relating to unrealized
     gains on investments                 32,132              --             --            --         --        32,132
Total comprehensive income             2,954,432
Cash dividends                                                --             --      (696,905)        --      (696,905)
Issuance of stock dividends                               72,268      2,222,242    (2,294,510)        --            --
Cash payment for fractional shares                            --             --        (9,821)        --        (9,821)
Exercise of stock options                                  3,000          7,350        (7,401)        --         2,949
Transfer to surplus                                           --        265,416      (265,416)        --            --
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                         $ 1,524,229    $17,104,817    $1,924,803    $52,369   $20,606,218
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows

                                                                                  Year Ended December 31
                                                                           1998              1997             1996
Cash Flows From Operating Activities:
Net income                                                            $ 2,922,300       $ 2,715,200      $ 2,317,600
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation, amortization and accretion                               750,326           420,383          312,036
   Gain on sale of OREO                                                  (161,899)         (107,748)         (40,940)
   Net (gain) loss on sale of securities                                   (4,682)           (6,669)           4,728
   (Increase) decrease in interest receivable                             (85,910)          (21,648)          85,621
   Increase in other assets                                              (396,170)         (142,723)        (142,192)
   Increase (decrease) in interest payable                                 71,476           375,959           (4,369)
   Decrease (increase) in current taxes payable                           (89,512)           64,336          (23,000)
   Increase (decrease) in deferred income taxes                           (75,488)         (124,336)         181,000
   Decrease (increase) in other liabilities                              (401,613)          154,996           92,166
----------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Operating Activities                               2,528,828         3,327,750        2,782,650
----------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
Proceeds from maturities and paydowns - AFS securities                  8,601,340        12,225,648        8,224,520
Proceeds from maturities and paydowns - HTM securities                 40,176,662        19,478,243       20,500,377
Purchase of AFS securities                                            (42,388,555)       (5,335,154)     (21,823,458)
Purchase of HTM securities                                            (37,988,268)      (20,349,660)     (30,598,036)
Proceeds from sale of AFS securities                                    1,996,371         1,003,750        4,961,039
Proceeds from sale of OREO                                                541,958           977,748          421,317
Net increase in loans                                                 (19,135,338)       (8,303,760)      (4,669,886)
Purchase of office property and equipment                              (1,326,439)          (71,873)        (172,203)
----------------------------------------------------------------------------------------------------------------------
Net Cash Used By Investing Activities                                 (49,522,269)         (375,058)     (23,156,330)
----------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
Net increase in deposits                                               26,136,360        20,813,409       13,414,635
Increase in FHLB advances greater than ninety days                     18,000,000                --               --
(Decrease) increase in repurchase agreements                                   --       (11,225,273)       3,006,564
Dividends paid                                                           (706,726)         (618,291)        (372,224)
Proceeds from issuance of stock under stock option plan                     2,949                --               --
---------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                              43,432,583         8,969,845       16,048,975
----------------------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                                (3,560,858)       11,922,537       (4,324,705)
Cash and Cash Equivalents at Beginning of Period                       23,392,007        11,469,470       15,794,175
----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                            $19,831,149       $23,392,007      $11,469,470
----------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure Of Cash Flow Information:
Cash paid during the period for:
   Interest                                                           $ 8,194,835       $ 6,608,022      $ 6,463,263
   Income taxes                                                         1,417,000           925,000          460,000

Supplemental Disclosure Of Non-cash Flow Information:
   Net transfer of loans to OREO                                        $ 331,799          $ 90,687        $ 580,614
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DNB Financial Corporation (the "Corporation" or "DNB") through its wholly owned subsidiary, Downingtown National Bank (the "Bank"), has been serving individuals and small to medium sized businesses of Chester County, Pennsylvania since 1861. The Bank is a locally managed commercial bank providing personal and commercial loans and deposit products, in addition to investment and trust services from six community offices. The Bank encounters vigorous competition for market share from other commercial banks, thrift institutions, credit unions and other financial intermediaries.

      The consolidated financial statements of DNB and its subsidiary, the Bank, which together are managed as a single segment entity, are prepared in accordance with generally accepted accounting principles and general practices within the industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

      Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 1998 and 1997 was approximately $700,000 and $275,000, respectively.

      Investment   Securities  --  Investment   securities  are  classified  and
accounted for as follows:

         Held-To-Maturity ("HTM") -- includes debt and non-readily marketable equity securities that DNB has the positive intent and ability to hold to maturity. Debt securities are reported at cost, adjusted for amortization of premiums and accretion of discounts. Equity securities are carried at cost, which approximates liquidation value.

         Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 1998, 1997, or 1996.

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

Notes to Consolidated Financial Statements

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

      Allowance for Loan Losses -- The allowance for loan losses ("allowance") is based on a periodic evaluation of the portfolio and is maintained at a level that management considers adequate to absorb losses known and inherent in the portfolio. Management considers a variety of factors when establishing the allowance, recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of detailed loan reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral, and other relevant factors. While management utilizes the latest available information to determine the potential for losses on loans, future additions to the allowance may be necessary based on changes in economic conditions as well as adverse changes in the financial condition of borrowers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require DNB to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. The allowance is increased by the provision for loan losses, which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

      For purposes of applying the measurement criteria for impaired loans, DNB excludes large groups of smaller-balance homogeneous loans, primarily consisting of residential real estate loans and consumer loans, as well as commercial loans with balances less than $100,000. For applicable loans, management evaluates the need for impairment recognition when a loan becomes nonaccrual, or earlier, if based on an assessment of the relevant facts and circumstances, it is probable that DNB will be unable to collect all proceeds due according to the contractual terms of the loan agreement. DNB's policy for the recognition of interest income on impaired loans is the same as for nonaccrual loans. Impairment is charged to the allowance when management determines that foreclosure is probable or the fair value of the collateral is less than the recorded investment of the impaired loan.

      Other Real Estate Owned -- Other real estate owned ("OREO") consists of properties acquired as a result of, or in-lieu-of, foreclosure. Properties classified as OREO are reported at the

Notes to Consolidated Financial Statements

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

      Stock Option Plan -- SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. DNB has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

      Earnings Per Share -- Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from the conversion of common stock equivalents and is computed using the treasury stock method. Earnings per share, dividends per share and weighted average shares outstanding have been adjusted to reflect the effects of the 5% stock dividends paid in December 1998, 1997 and 1996 and the September 1997 two-for-one stock split, effected in the form of a 100% dividend.

      Common Stock -- In May 1998, the Corporation's amended Articles of Incorporation were filed with the State. The amendment to Article 5 was approved by the Board of Directors and ratified by the shareholders at the Annual Meeting held in April 1998. The amendment (a) increased the number of authorized shares of the Corporation's Common Stock from 5,000,000 to 10,000,000 shares and (b) changed the par value of the Common Stock from $10.00 to $1.00. The Common Stock and Surplus accounts have been

Notes to Consolidated Financial Statements

adjusted for this change by decreasing Common Stock and increasing Surplus by $13,067,649. All prior periods presented have been restated.

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

      Recent Accounting Pronouncements -- In June 1997 the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 was adopted by DNB on January 1, 1998. No additional disclosures were required, as DNB operates as a single segment entity.

      In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132"). This statement amends the disclosure requirements of Statements No. 87, Employers' Accounting for Pensions ("Statement No. 87"), No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pensions Plans and for Termination Benefits ("Statement No. 88"), and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("Statement No. 106"). SFAS No. 132 is applicable to all entities. This statement standardizes the disclosure requirements of Statements No. 87 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 only addresses disclosure and does not change any of the measurement or recognition provisions provided for in Statements No. 87, No. 88, or No. 106. Restatement of comparative period disclosures is required unless the information is not readily available, in which case the notes to the financial statements shall include all available information and a description of the information not available. SFAS No. 132 was adopted on January 1, 1998, and no additional disclosures were required.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, so long as the hedge is effective. Prospective application of SFAS No. 133 is required for all fiscal years beginning after June 15, 1999, however earlier application is permitted. DNB has not yet determined the impact, if any, of this statement, including its provisions for the potential reclassifications of investment securities, on operations, financial condition and equity and comprehensive income. However, DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.

Notes to Consolidated Financial Statements

(2)   INVESTMENT SECURITIES

      Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

                                                                               December 31, 1998

                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
-----------------------------------------------------------------------------------------------------------------------
US Government and agency corporations                      $23,466,578       $181,190      $  (3,226)      $23,644,542
US agency mortgage-backed securities                         4,055,418         21,154        (18,735)        4,057,837
Collateralized mortgage obligations                         17,462,358         22,593        (55,111)       17,429,840
Equity securities                                            2,396,050             --             --         2,396,050
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                $47,380,404       $224,937       $(77,072)      $47,528,269
-----------------------------------------------------------------------------------------------------------------------




                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
-----------------------------------------------------------------------------------------------------------------------

US Government and agency corporations                      $ 8,201,981       $ 27,211      $ (14,323)      $ 8,214,869
US agency mortgage-backed securities                         6,647,083         11,671        (33,471)        6,625,283
State and municipal tax-exempt                               7,034,301          1,429       (131,051)        6,904,679
Corporate bonds                                             18,616,496        230,674        (21,194)       18,825,976
Other securities                                             4,944,746         80,800        (76,933)        4,948,613
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                $45,444,607       $351,785      $(276,972)      $45,519,420
-----------------------------------------------------------------------------------------------------------------------


                                                                               December 31, 1997

                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
-----------------------------------------------------------------------------------------------------------------------

US Government agency and corporations                      $41,806,613       $227,183      $ (51,090)      $41,982,706
US agency mortgage-backed securities                         5,790,448         38,828        (45,589)        5,783,687
Equity securities                                            1,097,100             --             --         1,097,100
Other securities                                             1,000,000             --             --         1,000,000
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                $49,694,161       $266,011      $ (96,679)      $49,863,493
-----------------------------------------------------------------------------------------------------------------------



                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
-----------------------------------------------------------------------------------------------------------------------

US Government agency and corporations                      $ 4,746,675        $ 6,527       $ (2,600)      $ 4,750,602
Mortgage-backed securities                                   9,115,160         52,982        (30,282)        9,137,860
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                $13,861,835       $ 59,509      $ (32,882)      $13,888,462
-----------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

      The amortized cost and estimated fair value of investment securities as of December 31, 1998, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                             Investment Securities              Investment Securities
                                                               Held to Maturity                  Available for Sale

                                                          Amortized         Estimated      Amortized        Estimated
                                                             Cost          Fair Value         Cost         Fair Value
-----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                      $ 495,083       $ 503,360     $        --     $        --
Due after one year through five years                        2,775,740       2,779,824       5,652,367       5,654,384
Due after five years through ten years                      13,668,361      13,816,658              --              --
Due after ten years                                         28,045,170      28,032,377      39,792,240      39,865,036
No stated maturity                                           2,396,050       2,396,050              --              --
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                $47,380,404     $47,528,269     $45,444,607     $45,519,420

      DNB sold $2.0 million, $1.0 million and $5.0 million of securities from the AFS portfolio during 1998, 1997 and 1996, respectively. Gains and losses from sales of investment securities were as follows:

                                            Year Ended December 31
                                      1998       1997            1996
------------------------------------------------------------------------
Gross realized gains                 $4,682     $6,669          $4,599
Gross realized losses                    --         --          (9,327)
------------------------------------------------------------------------
Net realized gain (losses)           $4,682     $6,669        $ (4,728)
------------------------------------------------------------------------

      At December 31, 1998 and 1997, investment securities with a carrying value of approximately $31.6 million and $36.7 million, respectively, were pledged to secure public funds and for other purposes as provided by law. In addition, at December 31, 1998, DNB had two investment securities which represented a significant concentration (greater than 10% of stockholders' equity). The first security was issued by Bear Stearns Mortgage and had a carrying value and estimated fair value at December 31, 1998 of $2,487,619 and $2,489,825, respectively. The second security was issued by Chase Mortgage Financial Corp., and had a carrying value and estimated fair value of $3,041,095 and $3,022,031, respectively. There were no significant concentrations of investment securities at December 31, 1997.

      Interest and dividends on all investment securities for the years ended December 31, 1998, 1997 and 1996 consisted of:

                                       Year Ended December 31
                                 1998           1997          1996
----------------------------------------------------------------------
US Treasury                 $   27,126     $   10,743     $  132,006
US Government agency
   and corporations          2,796,113      3,277,121      2,845,377
US agency mortgage-
   backed securities           804,912        859,743        964,253
Collateralized mortgage
   obligations                 466,065             --             --
Corporate bonds                305,030             --             --
State and municipal
   tax-exempt                   55,416             --             --
Equity securities              100,033         67,154         25,452
Other                          399,076        144,588        212,085
----------------------------------------------------------------------
Total                       $4,953,771     $4,359,349     $4,179,173
----------------------------------------------------------------------

(3)   LOANS
                                  December 31
                              1998            1997
--------------------------------------------------------
Residential mortgage      $ 29,655,988   $ 20,392,265
Commercial mortgage         51,433,883     46,129,545
Commercial                  35,548,896     34,966,230
Consumer                    29,933,657     26,062,144
Student                      2,153,292      2,403,930
--------------------------------------------------------
Total loans                148,725,716    129,954,114
--------------------------------------------------------
Less allowance for
   loan losses              (5,204,869)    (5,280,958)
--------------------------------------------------------
Net loans                 $143,520,847   $124,673,156
--------------------------------------------------------

Notes to Consolidated Financial Statements

      Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $2.4 million, $2.9 million and $2.9 million as of December 31, 1998, 1997 and 1996, respectively, were on a nonaccrual basis. DNB also had loans of approximately $700,000, $70,000 and $194,000 that were more than 90 days delinquent, but still accruing as of December 31, 1998, 1997 and 1996, respectively. In addition, DNB had loans not included in nonaccrual or delinquent loans, which constitute troubled debt restructurings, which totaled $-0-, $-0- and $184,000 as of December 31, 1998, 1997 and 1996, respectively. If contractual interest income had been recorded on nonaccrual loans during the years 1998, 1997 and 1996, interest would have been increased as shown in the following table:

                                         Year Ended December 31
                                      1998       1997       1996
---------------------------------------------------------------------
Interest income which
  would have been
  recorded under
  original terms                    $194,000   $243,000  $ 254,000
Interest income recorded
   during the year                   (92,000)   (71,000)   (80,000)
---------------------------------------------------------------------
Net impact on
  interest income                   $102,000   $172,000  $ 174,000
---------------------------------------------------------------------

      At December 31, 1998, DNB had $6.5 million of loans which, although performing at December 31, 1998, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non-performing assets in future periods. The majority of the loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.

      Although DNB has a significant concentration of residential and commercial mortgage loans collateralized by first mortgage liens located in Chester County, DNB has no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans at December 31, 1998, except for loans of approximately $17.2 million relating to local multi-unit office buildings. DNB also had loans of approximately $12.9 million to local residential real estate developers at December 31, 1998.

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

      The following is a summary of activity during 1998 for such loans:

---------------------------------------------------------------------
   Balance, January 1, 1998                  $906,508
   New loans granted                           60,000
   Less loan repayments                        88,477
---------------------------------------------------------------------
   Balance, December 31, 1998                $878,031
---------------------------------------------------------------------

(4)   ALLOWANCE FOR LOAN LOSSES

      Changes in the allowance for loan losses, for the years indicated, are as follows:

                                    Year Ended December 31
                           1998             1997             1996
---------------------------------------------------------------------
Beginning balance     $ 5,280,958      $ 5,112,486      $ 5,514,600
Provisions                     --               --               --
Loans charged off        (303,005)         (48,330)        (534,165)
Recoveries                226,916          216,802          132,051
---------------------------------------------------------------------
Net (charge-offs)
  recoveries              (76,089)         168,472         (402,114)
---------------------------------------------------------------------
Ending balance        $ 5,204,869      $ 5,280,958      $ 5,112,486
---------------------------------------------------------------------

      At December 31, 1998, 1997 and 1996, DNB had impaired loans with total recorded investments of $1.7 million, $1.8 million and $1.4 million, and average recorded investments for the years ended December 31, 1998, 1997 and 1996 of $1.6 million for each of the three years ended

Notes to Consolidated Financial Statements

December 31, 1998. The aggregate amount of impaired loans are measured under the fair value measurement method. As of December 31, 1998 and 1997, there was no related allowance for credit losses necessary for these impaired loans. As of December 31, 1996, the amount of recorded investments in impaired loans for which there is a related allowance for credit losses was $160,000. The amount of related allowance at December 31, 1996 was $160,000. The amount of the recorded investment in impaired loans for which there was no related allowance for credit losses at December 31, 1996 is $1.3 million. Total cash collected on impaired loans was credited to the outstanding principal balance in the amounts of $68,000, $241,000 and $83,000 during the years ended December 31, 1998, 1997 and
1996. No interest income was recorded on such loans in each of the three years ended December 31, 1998.

(5)   OFFICE PROPERTY AND EQUIPMENT

                                         December 31
                      Estimated
                    Useful Lives     1998           1997
---------------------------------------------------------------------
Land                               $ 854,942      $ 854,942
Buildings           25-33 years    3,840,447      3,721,505
Furniture, fixtures
and equipment        5-20 years    5,395,270      4,376,499
---------------------------------------------------------------------
Total cost                        10,090,659      8,952,946
Less accumulated
depreciation                      (5,531,848)    (5,308,365)
---------------------------------------------------------------------
Office property and
equipment, net                   $ 4,558,811     $3,644,581
---------------------------------------------------------------------

      Amounts charged to operating expense for depreciation for the years ended December 31, 1998, 1997 and 1996 amounted to $412,209, $413,794 and $437,954, respectively.

(6)   DEPOSITS

      Included in interest-bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, 1998 and 1997 were as follows:

                                  December 31
                             1998            1997
---------------------------------------------------------------------
Three months or less     $11,458,268     $10,827,882
Over three through
  six months               4,919,675       7,553,041
Over six through
  twelve months            3,318,619       3,162,723
Over twelve months         3,003,705       1,715,887
---------------------------------------------------------------------
Total                    $22,700,267     $23,259,533
---------------------------------------------------------------------

(7)  FHLB ADVANCES AND OTHER BORROWINGS

      DNB's short-term borrowed funds consist of Federal funds purchased and repurchase agreements. Federal funds purchased generally represent one-day borrowings. Securities sold under repurchase agreements represent overnight borrowings that are secured by U.S. Agency securities. DNB had no outstanding short-term borrowed funds during 1998. For the year ended December 31, 1997, average short-term borrowed funds were $2.6 million, with a weighted average rate during the year of 4.27%. The maximum month-end balance of short-term borrowings during 1997 was $8.1 million.

      In addition to Federal funds purchased, DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank (FHLB) of Pittsburgh. DNB has a maximum borrowing capacity at the FHLB of approximately $72.0 million. At December 31, 1998, advances from the FHLB amounted to $18.0 million. All advances were convertible term advances, which mature at various dates during the year ended December 31, 2008. Advances are callable, at the FHLB's option, at various dates starting on February 13, 1999 and ending on October 11, 2003.

Notes to Consolidated Financial Statements

If an advance is called by the FHLB, DNB has the option of repaying the borrowing, or it may continue to borrow at three month Libor plus 10-14 basis points. The weighted average interest rate for these advances at December 31, 1998 was 5.14%. FHLB advances are collateralized by a pledge of the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.

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

   Cash, Federal Funds Sold and Investment Securities

      The carrying amounts for short-term investments (cash and Federal funds sold) approximate fair value. The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amount of non-readily marketable equity securities approximates liquidation value.

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

   Deposits and Borrowings

      The  fair   value  of   deposits   with  no  stated   maturity,   such  as
non-interest-bearing deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of Decem-

Notes to Consolidated Financial Statements

ber 31, 1998 and 1997. The fair value of certificates of deposit is based on the present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace.

   Off-balance-sheet Instruments

      Off-balance-sheet instruments are primarily comprised of loan commitments which are generally priced at market at the time of funding. Fees on commitments to extend credit and standby letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments. At December 31,
1998 and 1997 loan commitments were $22.6 million and $19.8 million, respectively. Stand-by letters of credit were $2.2 million and $1.8 million at December 31, 1998 and 1997, respectively.

      The following tables summarize information for all on-balance-sheet financial instruments.

                                             December 31
                                  1998                     1997
----------------------------------------------------------------------------
                                       Estimated                 Estimated
                          Carrying        Fair      Carrying       Fair
(Dollars in thousands      Amount        Value       Amount        Value
----------------------------------------------------------------------------
Financial assets
Cash and Federal
  funds sold              $  6,171     $  6,171     $ 15,889     $ 15,889
Investment
  securities, AFS           45,519       45,519       13,888       13,888
Investment
  securities, HTM           47,380       47,528       49,694       49,863
Loans, net of
  unearned income          148,726      149,028      129,954      130,519
Accrued interest
  receivable                 1,670        1,670        1,584        1,584

Financial liabilities
Deposits                   225,373      226,130      199,237      199,801
Borrowings                  18,000       18,472           --           --
Accrued interest
  payable                      902          902          831          831
----------------------------------------------------------------------------


(9)   FEDERAL INCOME TAXES

      Income tax expense was comprised of the following:

                                       Year Ended December 31
                                     1998        1997            1996
----------------------------------------------------------------------------
Current tax expense               $1,327,488   $989,337       $ 565,467
Deferred income tax
  (benefit) expense                  (75,488)  (124,337)         92,533
----------------------------------------------------------------------------
Income tax expense                $1,252,000   $865,000       $ 658,000
----------------------------------------------------------------------------

      The effective income tax rates of 30% for 1998, 24% for 1997 and 22% for 1996 were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                                       Year Ended December 31
                               1998              1997              1996
----------------------------------------------------------------------------
Computed "expected"
  tax expense              $ 1,419,262      $ 1,217,268      $ 1,011,704
Increase (decrease)
  resulting from:
  Tax-exempt
    interest income            (58,941)         (73,090)         (90,130)
  Valuation allowance-
    deferred taxes                  --         (318,000)        (322,000)
  Impact of AMT rate
    on deferred taxes               --               --           48,136
  Other, net                  (108,321)          38,822           10,290
----------------------------------------------------------------------------
Income tax expense         $ 1,252,000      $   865,000      $   658,000
----------------------------------------------------------------------------

      The significant components of deferred income tax expense (benefit) attributable to income are as follows:

                                        Year Ended December 31
                                 1998           1997            1996
----------------------------------------------------------------------------
Deferred tax (benefit)
  expense (exclusive
  of the effects of
  the component
  listed below)               $ (75,488)     $ 193,663      $ 414,533
Decrease in
  beginning-of-the-year
  balance of the
  valuation allowance
  for deferred tax assets            --       (318,000)      (322,000)
----------------------------------------------------------------------------
Deferred income tax
  (benefit) expense           $ (75,488)     $(124,337)     $  92,533
----------------------------------------------------------------------------

Notes to Consolidated Financial Statements

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                           December 31
(Dollars in thousands)           1998         1997          1996
----------------------------------------------------------------------------
Deferred tax assets:
  Allowance for
  loan losses                  $ 1,577      $ 1,577      $ 1,515
  Alternative minimum tax
  credit carryforwards              --           --          234
  Valuation adjustment for
  debt securities                   --           --            6
  Other                            108           54           47
----------------------------------------------------------------------------
  Total gross deferred
  tax assets                     1,685        1,631        1,802
  Less valuation
   allowance                        --           --         (318)
----------------------------------------------------------------------------
  Subtotal                       1,685        1,631        1,484

Deferred tax liabilities:
  Depreciation                    (120)        (130)         (99)
  Pension expense                 (407)        (406)        (379)
  Valuation adjustment for
   debt securities                 (22)          (6)          --
  Other                            (99)        (111)        (140)
----------------------------------------------------------------------------
  Total gross deferred
   tax liabilities                (648)        (653)        (618)
----------------------------------------------------------------------------
Net deferred tax asset         $ 1,037      $   978      $   866
----------------------------------------------------------------------------

      Based upon DNB's current and historical tax history and the anticipated level of future taxable income, management believes the existing net deferred tax asset will, more likely than not, be realized based on future taxable income. The reductions in the valuation allowance for deferred taxes during 1997 and 1996 are attributable to improved earnings and expected continued improvement through the subsequent one year period permitted under applicable regulations.

(10)  EARNINGS PER SHARE

      Options to purchase 33,810 shares of common stock at $33.57 per share were outstanding during the second, third and fourth quarters of 1998, but were not included in the computation of diluted EPS for those quarters because the options' exercise price was greater than the average market price of the common shares. The options, which expire on June 30, 2008 were still outstanding at December 31, 1998.

(10)  EARNINGS PER SHARE

      The following is a reconcilement of net income and the weighted average number of shares outstanding for basic and diluted EPS:

                                                               Year Ended December 31
                                        1998                            1997                            1996
----------------------------------------------------------------------------------------------------------------------
                            Income    Shares    Amount        Income   Shares  Amount         Income   Shares   Amount
----------------------------------------------------------------------------------------------------------------------
Net income                  $2,922                            $2,715                          $2,318
Basic EPS
  Income available to
   common stockholders      $2,922     1,524    $1.92         $2,715    1,524   $1.78         $2,318    1,524    $1.52
  Effect of dilutive common
   stock equivalents -
   stock options                          51    $0.06             --       30   $0.03             --       11    $0.01
----------------------------------------------------------------------------------------------------------------------
Diluted EPS
  Income available to
   common stockholders
   after assumed
   conversions              $2,922     1,575    $1.86         $2,715    1,554   $1.75         $2,318    1,535    $1.51
----------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

(11) OTHER COMPREHENSIVE INCOME

      The tax effects allocated to each component of "Other Comprehensive Income" are as follows:

                                                     Tax
                                    Before-Tax    (Expense)      Net-of-Tax
                                      Amount       Benefit         Amount
-----------------------------------------------------------------------------

Year Ended
  December 31, 1998:
Unrealized gains on securities:
Unrealized holding gains
  arising during the period          $ 48,186      $(16,054)     $ 32,132
Less reclassified adjustment
  for gains included
  in net income                            --            --            --
-----------------------------------------------------------------------------
Other Comprehensive Income           $ 48,186      $(16,054)     $ 32,132
-----------------------------------------------------------------------------
Year Ended
  December 31, 1997:
Unrealized gains on securities:
Unrealized holding gains
  arising during the period          $ 55,349      $(12,709)     $ 42,640
Less reclassified adjustment
  for gains included
  in net income                            --            --            --
-----------------------------------------------------------------------------
Other Comprehensive Income           $ 55,349      $(12,709)     $ 42,640
-----------------------------------------------------------------------------
Year Ended
  December 31, 1996:
Unrealized losses on securities:
Unrealized holding losses
  arising during the period          $(97,155)     $ 12,834      $(84,321)
Less reclassified adjustment
  for losses included
  in net income                            --            --            --
-----------------------------------------------------------------------------
Other Comprehensive Income           $(97,155)     $ 12,834      $(84,321)
-----------------------------------------------------------------------------

(12) BENEFIT PLANS

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

      The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 1998 and 1997 and amounts recognized in DNB's consolidated financial statements at December 31, 1998 and 1997:

                                            December 31
                                        1998            1997
-----------------------------------------------------------------------------
Actuarial present value of
  benefit obligation:
Vested benefit obligation          $(3,574,586)     $(3,606,979)
-----------------------------------------------------------------------------
Accumulated benefit obligation      (3,637,423)      (3,670,385)
-----------------------------------------------------------------------------
Projected benefit obligation        (4,239,130)      (4,302,021)
Plan assets at fair value            5,618,868        5,486,448
-----------------------------------------------------------------------------
Projected benefit obligation
  over plan assets                   1,379,738        1,184,427
Unrecognized net asset at
  January 1, 1987 being
  amortized over 17 years             (112,489)        (130,990)
Unrecognized net (gain) loss           (74,071)         (35,767)
-----------------------------------------------------------------------------
Prepaid pension cost
   included in other assets        $ 1,193,178      $ 1,017,670
-----------------------------------------------------------------------------

      Net periodic pension costs for the years indicated include the following components:

                                             Year Ended December 31
                                         1998       1997            1996
----------------------------------------------------------------------------
Service cost-benefits earned
  during the period                   $180,600    $159,082        $152,691
Interest cost on projected
  benefit obligation                   295,854     292,502         267,889
Actual return on
  plan assets                         (102,371)   (987,562)       (258,307)
Asset gain (loss)                     (361,168)    614,010         (82,047)
Amortization of
  unrecognized net asset
  at transition                        (18,501)    (18,501)        (18,501)
Amortization of
  unrecognized net loss
  after transition                          --      15,756          13,327
----------------------------------------------------------------------------
Net pension cost                      $ (5,586)   $ 75,287        $ 75,052
----------------------------------------------------------------------------
Assumptions used:
  Discount rate                           7.00%       7.00%           7.00%
  Rate of increase in
   compensation level                     5.00        5.00            5.00
  Expected long-term rate
   of return on assets                    8.50        8.50            8.50
----------------------------------------------------------------------------

Notes to Consolidated Financial Statements

      The Pension Plan's assets are invested using an asset allocation strategy in units of certain equity, bond, real estate and money market funds.

   401(k) Retirement Savings Plan

      The Bank's retirement savings plan enables employees to become eligible to participate after six months of service, and will thereafter participate in the 401(k) plan for any year in which they have been employed for at least 501 hours. In general, amounts held in a participant's account are not distributable until the participant terminates employment, reaches age 59 1/2, dies or becomes permanently disabled.

      Participants are permitted to authorize pre-tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Bank makes matching contributions of $.25 for every dollar of deferred salary up to 6% of each participant's annual compensation. Each participant is 100% vested at all times in employee and employer contributions. The matching contributions to the 401(k) plan were $33,000, $29,000 and $30,000 in 1998, 1997 and 1996, respectively.

   Stock-based Compensation

      DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 158,016 shares of DNB's common stock could be issued to employees and directors. On February 24, 1999, the Board of Directors of the Corporation amended and restated DNB Financial Corporation's 1995 Stock Option Plan (the "Plan"), subject, however, to shareholder approval of the amendment adopted by the Board to increase by 100,000 the number of shares for which options may be issued under the Plan. The Board approved submission of this amendment to shareholders for approval at the April 27, 1999 Annual Meeting.

      Under the plan, option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 27,601 and 61,096 shares available for grant at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the number of options exercisable was 130,415 and 96,920, respectively, and the weighted average exercise price of those options was $18.27 and $12.91, respectively.

      The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $9.52, $6.81 and $4.38 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: for 1998-expected dividend yield of 1.39%, risk-free interest rate of 4.82%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options was 14%; for 1997-expected dividend yield of 1.85%, risk-free interest rate of 5.77%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 26%; for 1996-expected dividend yield of 1.98%, risk-free interest rate of 6.3%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 22%.

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

                             Year Ended December 31

                          1998         1997       1996
----------------------------------------------------------
Net income
  as reported          $2,922,300  $2,715,200 $2,317,600
  pro forma             2,600,557   2,522,468  2,194,856
Diluted net income
per share
  as reported               $1.86       $1.75      $1.51
  pro forma                  1.65        1.62       1.43
----------------------------------------------------------

Notes to Consolidated Financial Statements

      Stock option activity, restated for the stock split and stock dividends issued during the year, is indicated below:
                                              Weighted Average
                                Outstanding   Exercise Price
----------------------------------------------------------

Outstanding, January 1, 1996       40,597       $  9.36
Granted                            28,015         12.51
----------------------------------------------------------
Outstanding, December 31, 1996     68,612         10.65
Granted                            28,308         18.37
----------------------------------------------------------
Outstanding, December 31, 1997     96,920         12.91
Granted                            33,810         33.57
Exercised                            (315)         9.36
----------------------------------------------------------
Outstanding December 31, 1998     130,415        $18.27
----------------------------------------------------------


      The weighted average price and weighted average remaining contractual life for the outstanding options are listed below for the dates indicated. All outstanding options are exercisable.

                   December 31, 1998
----------------------------------------------------------

   Range of           Number          Weighted Average
Exercise Prices    Outstanding  Remaining Contractual Life
----------------------------------------------------------

  $ 9.36 - $12.63     68,297            6.9   years
       18.37          28,308            8.5   years
       33.57          33,810            9.5   years
                   ---------
                     130,415            7.9   years
----------------------------------------------------------


                    December 31, 1997
----------------------------------------------------------
  Range of          Number          Weighted Average
  Exercise Prices Outstanding  Remaining Contractual Life
----------------------------------------------------------
  $ 9.36 - $12.63    68,612            7.9   years
       18.37         28,308            9.5   years
                   --------
                     96,920            8.4   years
----------------------------------------------------------

(13)    COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE-SHEET RISK

      In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, which are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these commitments. DNB had outstanding standby letters of credit in the amount of approximately $2.2 million and unfunded loan and lines of credit commitments in the amount of approximately $22.6 million at December 31, 1998.

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

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $79.5 million.

Notes to Consolidated Financial Statements

      DNB is a party to a number of lawsuits arising in the ordinary course of business. While any litigation causes an element of uncertainty, management is of the opinion that the liability, if any, resulting from the actions, will not have a material effect on the accompanying financial statements.

(14) PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of DNB Financial Corporation (parent company only) follows:

Condensed Statements of Financial Condition


                                        December 31
                                1998               1997
--------------------------------------------------------------

Assets
  Investment in subsidiary   $20,606,218        $18,355,563
--------------------------------------------------------------
Total assets                 $20,606,218        $18,355,563
--------------------------------------------------------------

Liabilities and
  Stockholders' Equity
Liabilities
  Dividends payable
    to stockholders          $        --        $        --
--------------------------------------------------------------
Total liabilities                     --                 --
--------------------------------------------------------------

Stockholders' Equity
Total stockholders' equity    20,606,218         18,355,563
--------------------------------------------------------------
Total liabilities and
  stockholders' equity       $20,606,218        $18,355,563
--------------------------------------------------------------



Condensed Statements of Operations

                                          Year Ended December 31
                                  1998            1997           1996
------------------------------------------------------------------------
Income:
  Dividends from
   subsidiary                 $  706,726     $  618,291     $  372,224
  Equity in undistributed
   income of subsidiary        2,215,574      2,096,909      1,945,376
------------------------------------------------------------------------
Net income                    $2,922,300     $2,715,200     $2,317,600
------------------------------------------------------------------------


Condensed Statements of Cash Flows

  Year Ended December 31

                                 1998            1997              1996
----------------------------------------------------------------------------
Cash Flows From
  Operating Activities:
Net income                   $ 2,922,300      $ 2,715,200      $ 2,317,600
Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
  Equity in
   undistributed income
   of subsidiary              (2,215,574)      (2,096,909)      (1,945,376)
----------------------------------------------------------------------------

Net Cash Provided by
  Operating Activities           706,726          618,291          372,224
----------------------------------------------------------------------------

Cash Flows From
  Financing Activities:
  Dividends paid                (706,726)        (618,291)        (372,224)
Net Cash Used in
  Financing Activities          (706,726)        (618,291)        (372,224)
----------------------------------------------------------------------------

Net Change in Cash
  and Cash Equivalents               $--              $--              $--
----------------------------------------------------------------------------

(15)  REGULATORY MATTERS

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $6.3 million for the year ended December 31, 1998.

      Federal banking agencies impose three minimum capital requirements on DNB -- risk-based capital ratios based on total capital and "Tier 1" capital, and a leverage capital ratio. The risk- based capital ratios measure the adequacy of a bank's capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for "prompt corrective action" or other regulatory enforcement action. In assessing a bank's capital adequacy, regulators also consider other factors such as in-

Notes to Consolidated Financial Statements

terest rate risk exposure; liquidity, funding and market risks; quality and level of earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management's overall ability to monitor and control risks.

      Quantitative measures established by regulation to ensure capital adequacy require DNB to maintain certain minimum amounts and ratios as set forth below. Management believes that DNB meets all capital adequacy requirements to which it is subject.

      DNB is considered "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, DNB must maintain minimum ratios as set forth below. There are no conditions or events since that notification, that management believes would have changed DNB's category. Actual capital amounts and ratios are presented below.

                                                                                                      To Be Well
                                                                                                   Capitalized Under
                                                                           For Capital             Prompt Corrective
                                                   Actual               Adequacy Purposes         Action Provisions
---------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        Amount      Ratio         Amount      Ratio         Amount      Ratio
---------------------------------------------------------------------------------------------------------------------
December 31, 1998:
   Total risk-based capital                  $22,909     12.35%        $14,841      8.00%        $18,552      10.00%
   Tier 1 capital                             20,554     11.08           7,421      4.00          11,131       6.00
   Tier 1 (leverage) capital                  20,554      7.92          10,383      4.00          12,979       5.00

December 31, 1997:
   Total risk-based capital                  $20,123     14.43%        $11,155      8.00%        $13,944      10.00%
   Tier 1 capital                             18,336     13.15           5,578      4.00           8,366       6.00
   Tier 1 (leverage) capital                  18,336      8.46           8,665      4.00          10,832       5.00

Independent Auditors' Report

[KPMG Letterhead]


The Board of Directors and Stockholders
DNB Financial Corporation:

      We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

January 15, 1999
Philadelphia, PA

DNB Financial Corporation and Subsidiary


Dnb Financial
Corporation

Directors
Robert J. Charles
Chairman

Vernon J. Jameson
Vice Chairman

Thomas R. Greenleaf
William S. Latoff
Joseph G. Riper
Louis N. Teti
Henry F. Thorne
James H. Thornton

Director Emeritus
Ellis Y. Brown, III
Paul F. DiMatteo
I. Newton Evans, Jr.
Ilario S. Polite

Officers
Henry F. Thorne
President and CEO

Ronald K. Dankanich
Secretary

Bruce E. Moroney
Chief Financial Officer


Downingtown
National Bank

Officers

Henry F. Thorne
President and CEO

Richard L. Bergey
Senior Vice President/
Senior Loan Officer

Ronald K. Dankanich
Senior Vice President/
Operations and Secretary

J. William Erb
Senior Vice President/
Investment Services and
Trust Division

Eileen M. Knott
Senior Vice President/
Auditor and Compliance Officer

Bruce E. Moroney
Senior Vice President and CFO

Joseph M. Stauffer
Senior Vice President/
Retail Banking and Marketing



Departments

Elizabeth B. Barr
Vice President/Construction Lending

David L. Binder
Vice President/Commercial Lending

William W. Brown
Vice President/Data Processing

Elizabeth A. Cook
Asst. Vice President/
Marketing Manager

Dominick A. Frederick
Vice President/Central Operations

Charles H. Fulton
Asst. Vice President/
Consumer Lending

Richard V. Herbster
Vice President/Commercial Lending

Kenneth R. Kramer
Vice President/Retail Lending

Denise Lindsay
Vice President/Controller

Timothy J. Mahan
Asst. Vice President/Audit Manager

Charles S. Moore
Vice President/Commercial Lending

Tracy E. Panati
Asst. Vice President/Human Resources

M. Esther Popjoy
Vice President/Reconcilements

Barry A. Schmidt
Vice President/Commercial Lending and Cash Management

DNB Financial Corporation and Subsidiary


Corporate Headquarters
4 Brandywine Avenue
Downingtown, PA 19335
Tel. 610-269-1040  Fax 610-873-5298
Internet http://www.dnb4you.com

Financial Information
Investors, brokers, security analysts
and others desiring financial
information should contact
Bruce Moroney at 610-873-5253.

Auditors
KPMG LLP
1600 Market Street
Philadelphia, PA 19103

Counsel
Stradley, Ronon, Stevens and Young, LLP
30 Valley Stream Parkway
Malvern, PA 19355

Registrar and Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford,  NJ  07016
800-368-5948

Market Makers
F. J. Morrissey & Company, Inc.  800-842-8928
Herzog, Heine, Geduld, Inc.  215-972-0860
Hopper Soliday & Company, Inc. 800-646-8647
Janney Montgomery Scott, Inc.  800-526-6397
Ryan Beck & Company  800-223-8969


Investment Services and Trust Division
610-269-4657

J. William Erb
Sr.Vice President/Senior Trust Officer

Cheryl T. Burkey
Vice President/Trust Officer

Community Offices
Main Office  610-269-1040
Wanda G. Mize
Vice President and Manager

Caln Office  610-383-7562
Toni M. Miller
Community Banking Officer and Manager

East End Office  610-269-3800
Christine M. Beam
Assistant Vice President and Manager

Lionville Office  610-363-7590
Joseph J. Bucciaglia
Vice President and Manager

Little Washington Office  610-942-3666
John R. Rode
Vice President and Manager

Ludwig's Corner Office  610-458-5100
Anthony Rogevich
Assistant Vice President and Manager

Opening Soon:
March, 1999
Kennett Square Office
215 E. Cypress Street
Kennett Square, PA 19348

May, 1999
West Goshen Office
1115 West Chester Pike
West Chester, PA 19381

44