Form 10-K405, Exhibit 13
period 1999-12-31
DNB FINANCIAL CORP /PA/
filed 2000-03-23
CIK 713671

DNB Financial Corporation and Subsidiary



Corporate Profile

     Downingtown National Bank is Chester County's oldest, locally-owned, independent commercial bank. We have been an important part of our community in the heart of Chester County since our founding on May 16, 1861.

     We remain committed to building solid banking relationships, to providing excellent customer service and to achieving above average returns for our stockholders.

     As involved citizens, we donate our services, volunteer our skills, and commit charitable resources toward improving the community in which we live and work.



Table of Contents

1     Selected Financial Data

2     Letter to Shareholders

4     Management's Discussion and Analysis of
      Financial Condition and Results of
      Operations

19    Market for Common Stock

21    Consolidated Financial Statements and
      Notes

42    Corporate Information

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Selected Financial Data (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   At or For the Year Ended December 31

                                                      1999          1998          1997          1996          1995
====================================================================================================================
RESULTS OF OPERATIONS
Interest income                                     $ 20,500      $ 17,903      $ 16,364      $ 15,162      $ 13,996
Interest expense                                      9,825          8,266         6,984         6,459         5,788
--------------------------------------------------------------------------------------------------------------------
Net interest income                                   10,675         9,637         9,380         8,703         8,208
Provision for loan losses                                 --            --            --            --            --
Non-interest income                                    1,634         1,506         1,283         1,004           814
Non-interest expense                                  8,231          6,969         7,083         6,731         6,983
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                             4,078         4,174         3,580         2,976         2,039
--------------------------------------------------------------------------------------------------------------------
Income tax expense                                    1,246          1,252           865           658           169
--------------------------------------------------------------------------------------------------------------------
Net income                                           $ 2,832       $ 2,922       $ 2,715       $ 2,318       $ 1,870
--------------------------------------------------------------------------------------------------------------------

PER SHARE DATA*
Basic earnings                                        $ 1.77        $ 1.83        $ 1.70        $ 1.45        $ 1.17
Diluted earnings                                        1.72          1.77          1.66          1.44          1.17
Cash dividends                                          0.50          0.44          0.38          0.23          0.08
Book value                                             12.76         12.87         11.47         10.13          8.97
Weighted average
  Common shares outstanding                        1,603,566     1,600,521     1,600,243     1,600,243     1,600,243

FINANCIAL CONDITION
Total assets                                        $301,349      $265,418      $219,451      $207,128      $188,781
Loans, less unearned income                          171,456       148,726       129,954       121,573       117,886
Allowance for loan losses                              5,085         5,205         5,281         5,112         5,515
Deposits                                             254,881       225,373       199,237       178,424       165,009
Stockholders' equity                                  20,538        20,606        18,356        16,216        14,355

SELECTED RATIOS
Return on average stockholders' equity                 13.66%        15.13%        15.77%        15.35%       14.01%
Return on average assets                                0.99          1.22          1.29          1.18         1.04
Average equity to average assets                        7.28          8.07          8.21          7.65         7.40
Loans to deposits                                      67.27         65.99         65.22         68.14        71.44
Dividend payout ratio                                  28.07         23.85         22.41         15.63         6.71
====================================================================================================================
* Per share data and shares outstanding have been adjusted for the 2 for 1 stock split in  September  1997 and for the 5% stock  dividends in December of 1999,
  1998, 1997, 1996 and 1995.
====================================================================================================================


DNB FINANCIAL CORPORATION AND SUBSIDIARY
Letter to Shareholders




March 24, 2000



Dear Fellow Shareholder:

      I am pleased to report that 1999 was another very good year for the Bank. While we did not exceed the record earnings we achieved in 1998, we did do better than our original budget projections -- and 1999 still represented the second best year of earnings in our 138-year history.

      In my letter to you last year, I indicated that 1999 would represent a challenge to the Bank's earnings momentum because of continuing strong competitive pressures, an interest rate environment that would limit our investment opportunities, and our planned investments in branch expansion and new technology. Despite these tough circumstances, we did do better than expected, and we achieved several milestones in the process. Our total assets exceeded $300 million for the first time, which represented an increase of 14% from the prior year. Total deposits and borrowings were $278 million, including $9 million of deposits acquired in the purchase of our Kennett Square branch, resulting in an increase of 15% from December 31, 1998. Loan demand also remained strong throughout the year enabling us to grow the loan portfolio by 15% to $172 million. This growth was achieved despite the sale of $2 million in fixed rate loans to another local bank at year-end, which we participated in an effort to better manage our interest rate risk and to develop future business development opportunities.

      We were especially pleased with the successful openings of our Kennett Square branch in March and our West Goshen branch in May. We were fortunate to have acquired an experienced, sales-oriented staff who have helped to make the opening of our seventh and eighth offices a great success. We are very pleased with the initial performance of both offices, and we have been well received by customers - old and new - in both communities. Plans for our ninth office at the site of the former Guernsey Cow on the Exton Square Mall property have been completed. We expect to begin work on the adaptive reuse of this landmark building shortly, and we hope to be open for business in the third quarter. In addition to a full-service branch with four drive-up windows, the building will also be home to our Investment Services and Trust Division.

      During the year, the Bank continued with the implementation of its Technology Plan, which proved to be a more significant challenge than originally expected. A great deal of effort was expended to ensure that the state-of-the-art system works reliably and provides the enhanced customer service delivery platform that we expected. We are very pleased with the results of our efforts and in our decision to upgrade hardware and software capabilities further as we went along. We still have work to do, but we expect everything to be completed during the second quarter. The system has already enabled us to improve our workflow, and we believe that the decisions we made will position us very well to take advantage of the changes that are occurring in the delivery of traditional banking services. We are in the process now of evaluating the local demand for Internet banking services and of developing a "best of class" e-banking service - something that would not have been possible without our recent efforts to upgrade technology. The challenge for us will be to meet our customers' needs for alternative delivery channels while earning the required return on our investment.

      We are also looking at several approaches to broaden our offering of non-traditional banking services to include the sale of mutual funds, annuities, insurance and discount brokerage

                               [GRAPHIC OMITTED]

Letter to Shareholders
--------------------------------------------------------------------------------


services. Again the challenge will be to develop an approach that will enable us to offer real value to our customers and to earn an appropriate return on our investment of time and money as well. The recent passage of the financial modernization bill, known as the Gramm-Leach-Bliley Act, will redefine the way financial services are provided in the future. The barriers that separated banking, insurance and securities in the past have now been eliminated. The new challenge for all bankers will be to develop ways to improve efficiency, customer service and innovation in the delivery of financial services. We believe this new legislation will provide expanded opportunities for the Bank to broaden its offering of financial services to customers.

      I am pleased to report that our efforts to prepare for problems related to the date change on January 1, 2000 were successful, and we entered the new millennium with confidence that service to our customers would continue uninterrupted. Our endeavor to be fully prepared, however, took considerable time and effort during the past year, so I am especially pleased that the challenge is behind us and that we can now spend our energies more profitably. One of the outcomes of the focus on Y2K is an enhanced awareness on the part of all banks for the potential of new technology to meet customer needs. We expect that this awareness will result in new competitive pressures as our peers also attempt to leverage their knowledge of, and investment in, these technologies to develop new products and services for customers - including an increased emphasis on Internet banking.

      During 1999, the Bank earned $2,831,800, or $1.72 per share, compared to a profit of $2,922,300, or $1.77 per share, for 1998. Although earnings were down from the prior record year as expected, they continue to reflect the benefits of strong loan demand as well as good growth in non-interest income, which increased by 8.5% to $1,634,000 from $1,506,000 in the prior year. Net interest income increased 10.8% during the same period while non-interest expense increased 18.1% as a result of the investments in new branches and technology I mentioned earlier.

      Return on average equity compared favorably to peers at 13.7%, although it was down from the prior year reflecting the decline in earnings as well as the growth in our average capital base. Return on average assets was just under 0.99% for the period compared to 1.22% for 1998. The quarterly cash dividend was increased in the first quarter to $0.13 per share, demonstrating our continued confidence in the Bank's future along with a desire to manage our capital resources to provide a good return for our shareholders and to support future growth. On December 23rd, we also paid our sixth consecutive 5% stock dividend, which we believe enhances shareholder value over the long term.

      Last year was a challenging time for the Bank as we made significant investments in our future. The first year in the new millennium will present its own set of challenges. Banks will continue to see pressure on their net interest margins as competition for loans and deposits remains intense, and the effort to diversify revenues by developing more fee-based product offerings will become even more important. Fortunately, our location in Chester County and our loyal customer base provides us with an excellent opportunity to continue our success. We are excited about our prospects and we remain committed to our belief that a well-regarded community bank, with its ability to meet changing customer needs and wants in a flexible and responsive manner, can survive and prosper.

      At the Chester County Chamber of Business and Industry's Small Business Dinner held on November 4, 1999, I was honored to receive the Small Business Leader of the Year award. I accepted this prestigious award on behalf of our Bank family - directors, officers, employees and loyal customers - who have been responsible for the success the Bank has enjoyed.

      Again, I want to express my appreciation to our directors, officers and employees who remain dedicated to the goal of helping us become the best community bank serving Chester County.

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

                              Results of Operations

Summary of Performance

      For the year ended December 31, 1999, DNB reported net income of $2.8 million or $1.72 per share on a diluted basis. This represents a $90,000 or 3% decrease from $2.9 million or $1.77 per share in 1998. Earnings before taxes decreased $96,000 or 2% to $4.1 million from $4.2 million in 1998. For the year ended December 31, 1997, net income was $2.7 million or $1.66 per share, and income before taxes was $3.6 million.

      Interest income grew $2.6 million or 15% to $20.5 million for the year ended December 31, 1999. Significant growth in loans and investments contributed to the increase in interest income over the prior year. Interest expense increased $1.6 million or 19% to $9.8 million for the year ended December 31, 1999. Interest bearing liabilities increased in all categories. Net interest income increased by $1.1 million or 11% to $10.7 million in 1999. Net interest income was $9.6 million and $9.4 million in 1998 and 1997, respectively.

      Non-interest income was $1.6 million for the year ended December 31, 1999. Non-interest income for 1998 and 1997 was $1.5 million and $1.3 million, respectively. The $128,000 or 8% increase in 1999 was primarily the result of increased service charge and other fee income.

      Non-interest expense was $8.2 million for the year ended December 31, 1999. This represented a $1.3 million or 18% increase from $7.0 million in 1998. Non-interest expense in 1997 was $7.1 million. The significant increase in operating expenses in 1999 reflects DNB's branch expansion into two new market areas during the year. Increased levels of salaries & employee benefits, occupancy, furniture & equipment, advertising & marketing, printing & supplies and other less significant expenses are a direct result of the new branches. In addition, DNB made a significant investment in new technology in preparation for future online and e-banking products.

Net Interest Income

      DNB's earnings performance is primarily dependent upon its level of net interest income, which is the excess of interest revenue over interest expense. Interest revenue includes interest earned on loans (net of interest reversals on non-performing loans), investments, Federal funds sold and interest-earning cash, as well as net loan fee amortization and dividend income. Interest expense includes the interest cost for deposits, repurchase agreements, Federal funds purchased and other borrowings.

      During 1999, net interest income increased, on a tax equivalent basis, $1.2 million or 12% to $10.9 million, from $9.7 million in 1998. As shown in the Rate/Volume Analysis below, the increase in net interest income during 1999 was due to the positive effects of changes in volume, which was partially offset by the negative effects of rate changes. The increased volume resulted from significant loan and investment growth, which exceeded interest-bearing liability growth by $3.0 million, aided in part by an increase in non-interest bearing demand balances of $4.8 million. Average loan balances for 1999 rose $24.9 million, average investment securities rose $25.9 million and Federal funds sold were down $8.2 million. The impact from higher volumes of earning assets amounted to an increase of $3.4 million in interest income. Average NOW, money market and savings accounts increased a total of $21.8 million. Average time deposits increased $7.5 million ($3 million from public deposits over $100,000) and borrowings (FHLB advances and lease obligations) increased on average $10.3 million. The net impact on earnings of higher volumes of interest-bearing liabilities amounted to $1.5 million, partially offsetting the impact from the increased volume of interest-earning assets. The overall im-

Management's Discussion and Analysis
--------------------------------------------------------------------------------

pact of rate changes amounted to a negative $624,000 reflecting strong competition for loans as well as deposits. Rising interest rates have also negatively impacted earnings as DNB's deposits repriced earlier while loans and investments lagged. As a result of these rate pressures, DNB has experienced declines in both its net interest spread and net interest margin.

      During 1998, net interest income increased, on a tax-equivalent basis $285,000 or 3% to $9.7 million, from $9.4 million in 1997. As shown in the Rate/Volume Analysis below, the increase in net interest income during 1998 was due to the positive effects of changes in volume, which was largely offset by the negative effects of rate changes. The increased volume resulted from overall earning asset growth, which exceeded interest-bearing liability growth by $5.2 million, aided in part by an increase in non-interest bearing demand balances of $2.9 million. Average loan balances for 1998 rose $10.2 million, average investment securities rose $12.2 million and Federal fund sold were up $7.2 million. The impact from higher volumes of earning assets amounted to an increase of $2.1 million in interest income. Average NOW, money market and savings accounts increased a total of $10.8 million. Average time deposits increased $8.7 million (largely in public deposits over $100,000) and borrowings (repurchase agreements, FHLB advances and Federal funds purchased) increased on average $5.0 million. The net impact of higher volumes of interest-bearing liabilities amounted to $1.1 million, significantly offsetting the impact from the increased volume of interest-earning assets. The overall impact of rate changes amounted to a negative $716,000 which was precipitated by a flat yield curve, lower interest rates and strong competition for loans as well as deposits.

      The following tables set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 1999 and 1998 (tax-exempt yields have been adjusted to a tax equivalent basis using a 34% tax rate). For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume) and (ii) changes in volume (change in volume multiplied by old rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


Rate / Volume Analysis
(Dollars in thousands)
                                                        1999 Versus 1998                            1998 Versus 1997
                                            ------------------------------------------------------------------------------------
                                                         Change Due To                                Change Due To
                                                Rate         Volume         Total           Rate          Volume          Total
================================================================================================================================
Interest-earning assets:
Loans                                        $  (394)       $ 2,097        $ 1,703        $  (308)       $   881        $   573
Investment securities--taxable                  (156)         1,103            947           (166)           706            540
Investment securities--tax-exempt                  3            588            591             --             83             83
Federal funds sold                               (52)          (420)          (472)           (21)           392            371
--------------------------------------------------------------------------------------------------------------------------------
Total                                        $  (599)       $ 3,368        $ 2,769        $  (495)       $ 2,062        $ 1,567
--------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
Time deposits                                $  (239)       $   341        $   102        $    51        $   486        $   537
NOW, money market and savings deposits           183            655            838            179            298            477
FHLB advances                                      5            539            544             (9)           385            376
Other borrowings                                  76             --             76             --           (108)          (108)
--------------------------------------------------------------------------------------------------------------------------------
Total                                             25          1,535          1,560            221          1,061          1,282
--------------------------------------------------------------------------------------------------------------------------------
Net interest income                          $  (624)       $ 1,833        $ 1,209        $  (716)       $ 1,001        $   285
--------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------

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

Provision for Loan Losses

      To provide for potential losses in the loan portfolio, DNB maintains an allowance for loan losses. To maintain an adequate allowance, man-

--------------------------------------------------------------------------------

Average Balances, Rates, and Interest Income and Expense
(Dollars in thousands)
                                                                Year Ended December 31
                                          1999                            1998                            1997
                               Average            Yield/       Average            Yield/      Average              Yield/
                               Balance  Interest   Rate        Balance  Interest    Rate      Balance   Interest    Rate
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:
   Taxable                    $ 93,441  $  5,846    6.26%     $ 75,714  $  4,899    6.47%    $  64,676  $  4,359     6.74%
   Tax-exempt                    9,423       674    7.16         1,201        83    6.91            --        --      --
-------------------------------------------------------------------------------------------------------------------------
Total securities               102,864     6,520    6.34        76,915     4,982    6.48        64,676     4,359     6.74
Federal funds sold               7,572       385    5.08        15,766       857    5.44         8,543       486     5.69
Total loans                    163,053    13,856    8.50       138,171    12,154    8.80       127,950    11,581     9.05
-------------------------------------------------------------------------------------------------------------------------
Total interest-earning
 assets                        273,489    20,761    7.59       230,852    17,993    7.79       201,169    16,426     8.17
Non-interest-earning assets     11,376                           8,398                           8,553
-------------------------------------------------------------------------------------------------------------------------
Total assets                  $284,865                        $239,250                        $209,722
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   NOW, money market
      and savings deposits    $110,180  $  3,357    3.05%     $ 88,384  $  2,519    2.85%    $  77,609  $  2,042     2.63%
   Time deposits               101,741     5,378    5.29        94,247     5,276    5.60        85,566     4,740     5.54
-------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 deposits                      211,921     8,735    4.12       182,631     7,795    4.27       163,175     6,782     4.16
Federal funds purchased             --        --      --            --        --        --          92         5     5.43
Other borrowings                19,470     1,090    5.60         9,127       471    5.16         4,021       197     4.90
-------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                   231,391     9,825    4.25       191,758     8,266    4.31       167,288     6,984     4.17
Demand deposits                 31,379                          26,588                          23,668
Other liabilities                1,362                           1,592                           1,553
Stockholders' equity            20,733                          19,312                          17,213
-------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity       $284,865                        $239,250                        $209,722
=========================================================================================================================
Net interest income                      $10,936                        $  9,727                        $  9,442
=========================================================================================================================
Interest rate spread                                3.34%                           3.48%                            4.00%
=========================================================================================================================
Net interest margin                                 4.00%                           4.21%                            4.69%
=========================================================================================================================

agement charges the provision for loan losses against income. There were no provisions made during the three years ended December 31, 1999, since management determined the allowance for loan losses was adequate based on its analysis and the level of net charge-offs/recoveries compared to the total allowance. Net loan charge-offs were $120,000 in 1999, compared to $76,000 in 1998 and net loan recoveries of $169,000 in 1997. The percentage of net (charge-offs)/recoveries to total average loans was (0.07)%, (0.06)% and .13% during 1999, 1998 and 1997, respectively. Another measure of the adequacy of the allowance is the coverage ratio of the allowance to non-performing loans, which has been in excess of 175% during this three year period. In addition, the ratio of non-performing loans to total loans has steadily declined during the period.

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

      Non-interest income was $1.6 million in 1999, compared to $1.5 million in 1998 and $1.3 million in 1997. Service charges on deposit accounts increased $112,000 or 22% to $627,000 in 1999 from $515,000 in 1998 and $469,000 in 1997.
Much of the increase in this category came from non-sufficient funds ("NSF") fees, which rose $46,000, due to an increase in the volume of accounts as well as a concerted effort by management to reduce the waived fee percentage on deposit account overdrafts. In addition, business analysis charges and cycle charges rose $29,000 and $17,000, respectively, also due to volume.

      Trust income was $399,000 in 1999, compared to $430,000 in 1998 and $416,000 in 1997. The $31,000 or 7% decrease in 1999 was due to a higher volume of commissions earned on estate settlements in 1998.

      Other non-interest income grew $52,000 or 9% to $608,000 for the year ended December 31, 1999, from $556,000 in 1998. Other non-interest income was $391,000 in 1997. The increases in this category during 1999 and 1998 were caused by net gains recognized on the sales of several OREO properties, as well as increased commissions from DNB's Visa/debit card.

Non-Interest Expense

      Non-interest expense includes salaries & employee benefits, furniture & equipment, occupancy, professional & consulting fees as well as advertising & marketing, printing & supplies and other less significant expense items.

      Non-interest expenses were $8.2 million in 1999, compared to $7.0 million and $7.1 million in 1998 and 1997, respectively. The increase of $1.2 million or 18% was due primarily to higher levels of expenses in all categories as discussed below.

      Salaries & employee benefits expense totaled $4.3 million in 1999, compared to $3.9 million in 1998 and $4.0 million in 1997. Salary & employee benefits expense for 1999 increased as a result of staffing for our two new branches and back-office processing as well as normal merit increases. The decrease in salary & employee benefits expense during 1998 over 1997 resulted from fewer full-time equivalent employees than 1997. In addition, DNB incurred higher costs for hospitalization and other employee benefits during 1997.

      Furniture & equipment expense includes depreciation, rent, maintenance and miscellaneous purchases of office equipment and furniture. Furniture & equipment expense increased $216,000 or 30% to $927,000 during 1999, compared to $711,000 in 1998 and $672,000 in 1997. The significant rise in this category during 1999 is attributable to new computer hardware and software that was purchased at the end of 1998 and depreciated for a full year in 1999. Depreciation on this equipment totaled $195,000 and accounted for 91% of the increase. The remaining $20,000 relates to small office equipment which was purchased for the two new branches. The increase

Management's Discussion and Analysis
--------------------------------------------------------------------------------

in 1998 over 1997 resulted primarily from write-offs of obsolete equipment as DNB began purchasing new equipment at the end of the year to upgrade its customer service and back-office processing.

      Occupancy expense includes office building depreciation, rent, taxes, maintenance and utilities. Occupancy expense totaled $519,000 in 1999, compared to $438,000 in 1998 and $458,000 in 1997. Depreciation and repairs, largely for the new offices, account for much of the increase. The decrease in this category in 1998 over 1997 related to higher levels of repairs and maintenance of our community offices during 1997.

      Professional & consulting expense includes fees for legal services, audit and accounting services, asset/liability management services as well as consulting fees for technology, human resources and other special projects. Professional and consulting expense for 1999 was $492,000, compared to $347,000 in 1998 and $445,000 in 1997. The significant increase in 1999 over 1998 related to costs incurred for legal and other professional services associated with opening new branches during the year, as well as services provided by technology consultants in connection with DNB's equipment upgrade. The amount for 1997 included additional costs incurred in relation to a project undertaken with an outside consultant to help identify and implement improved operating procedures. DNB did not incur such expenditures in 1998.

      Advertising & marketing expense increased $144,000 to $422,000 for the year ended December 31, 1999, compared to $278,000 and $216,000 in 1998 and 1997. Advertising & marketing increased, generally, due to the addition of the Kennett Square and West Goshen branches. Grand opening celebrations, direct mailings, brochures and general advertising accounted for approximately $74,000, while new employee recruitment amounted to $70,000. The advertising budget for 1998 included added expenditures related to DNB's new logo, marketing research and television advertisements.

      Printing & supplies expense increased $115,000 or 68% to $283,000 in 1999. This compares to $168,000 and $229,000 in 1998 and 1997, respectively. The significant increase in 1999 was due to expenditures for flyers, posters, mailers and supplies relating to the Kennett Square Branch purchase in March 1999 and the opening of the West Goshen Office in May. In addition, mailings and new brochures relating to the re-alignment of all of DNB's checking products during the second quarter of 1999 contributed to the increase. Expenses were higher in 1997 compared to 1998 because of stationery purchased when DNB adopted a new corporate logo in 1997.

      Other expenses include such items as postage, insurance, director fees, satisfaction fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses increased $218,000 or 20% to $1.3 million in 1999. This compares to $1.1 million in both 1998 and 1997. The increase in expense in 1999 relates to the aforementioned technology upgrade and branch expansion. The largest single increase in this category was telephone and fax expense which increased $74,000 over 1998 due to the increased number and higher quality of communication lines required to support the new technology.

Income Taxes

      Income tax expense was $1.2 million in 1999, $1.3 million in 1998 and $865,000 in 1997. DNB's effective tax rate was 31%, 30%, and 24% for the years ended December 31, 1999, 1998 and 1997, respectively. The 1999 and 1998 effective tax rates were less than the statutory rate due to the effect of tax exempt income. The lower 1997 effective tax rate was due to tax exempt interest income and the elimination of the valuation allowance on deferred taxes arising from DNB's improved profitability.

                          Financial Condition Analysis

Investment Securities

      DNB's   investment   portfolio   consists   of   US   agency   securities,
mortgage-backed  securities issued by US Government  agencies,  corporate bonds,
collateralized  mortgage  obligations,   asset-

Management's Discussion and Analysis
--------------------------------------------------------------------------------

backed securities, state and municipal securities, bank stocks, commercial paper and other bonds and notes. In addition to generating revenue, DNB maintains the investment portfolio to manage interest rate risk, provide liquidity, provide collateral for borrowings and to diversify the credit risk of earning assets. The portfolio is structured to maximize DNB's net interest income given changes in the economic environment, liquidity position and balance sheet mix.

      Given the nature of the portfolio, and its generally high credit quality, management expects to realize all of its investment upon the maturity of such instruments, and believes that any market value decline is temporary in nature. Man-
--------------------------------------------------------------------------------

Investment Maturity Schedule, Including Weighted Average Yield
(Dollars in thousands)

                                                                      December 31, 1999
                                        Less than                             Over      No Stated
Held to Maturity                          1 Year    1-5 Years   5-10 Years  10 Years     Maturity     Total      Yield
----------------------------------------------------------------------------------------------------------------------
US Government agency and
  corporations                              $--      $ 2,000      $5,013      $ 7,190        $--      $14,203    6.83%
Collateralized mortgage obligations          --           --          --       19,608         --       19,608    6.31
US agency mortgage-backed securities         --          538         281        2,089         --        2,908    6.05
Equity securities                            --           --          --           --      2,965        2,965    6.49

Other securities                             --           --          --          999         --          999    6.05
----------------------------------------------------------------------------------------------------------------------
Total                                       $--      $ 2,538      $5,294      $29,886     $2,965      $40,683
----------------------------------------------------------------------------------------------------------------------
Percent of portfolio                         --%           6%         13%          74%         7%         100%
----------------------------------------------------------------------------------------------------------------------
Weighted average yield                       --%         6.3%        7.1%         6.4%       6.5%         6.5%
----------------------------------------------------------------------------------------------------------------------

                                        Less than                             Over      No Stated
Available for Sale                        1 Year    1-5 Years   5-10 Years  10 Years     Maturity     Total      Yield
----------------------------------------------------------------------------------------------------------------------
US Government agency and
  corporations                              $--     $  8,295      $1,189      $ 9,179        $--      $18,663    6.52%

Corporate bonds                              --           --       2,754       17,739         --       20,493    7.29

State and municipal tax-exempt               --           --          --        8,250         --        8,250    7.16

US agency mortgage-backed securities         --        2,180          --        8,630         --       10,810    5.95

Other securities                             --        1,422       1,589        1,761         --        4,772    6.92
----------------------------------------------------------------------------------------------------------------------
Total                                       $--      $11,897      $5,532      $45,559        $--      $62,988
----------------------------------------------------------------------------------------------------------------------
Percent of portfolio                         --%          19%          9%          72%        --%         100%
----------------------------------------------------------------------------------------------------------------------
Weighted average yield                       --%         5.9%        6.3%         7.0%        --%         6.8%
----------------------------------------------------------------------------------------------------------------------


Composition of Investment Securities
(Dollars in thousands)                                                         December 31

                                                             1999                                    1998
                                                    Held to          Available              Held to       Available
                                                    Maturity         for Sale               Maturity       for Sale
-------------------------------------------------------------------------------------------------------------------
US Government agency and
  corporations                                      $14,203           $18,663                $23,467       $  8,215
Corporate bonds                                          --            20,493                     --         18,826
Collateralized mortgage obligations                  19,608                --                 17,462             --
State and municipal tax-exempt                           --             8,250                     --          6,905
US agency mortgage-backed securities                  2,908            10,810                  4,055          6,625
Other securities                                      3,964             4,772                  2,396          4,948
-------------------------------------------------------------------------------------------------------------------
Total                                               $40,683           $62,988                $47,380        $45,519
-------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------

agement determines the appropriate classification of securities at the time of purchase. Investment securities are classified as: (a) securities held to maturity ("HTM") based on management's intent and ability to hold them to maturity; (b) trading account ("TA") securities that are bought and held principally for the purpose of selling them in the near term; and (c) securities available for sale ("AFS"). DNB does not currently maintain a trading account portfolio.

      Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment assumptions, the need to increase regulatory capital or other similar requirements. DNB does not necessarily intend to sell such securities, but has classified them as AFS to provide flexibility to respond to liquidity needs.

      DNB's investment portfolio (HTM and AFS securities) totaled $103.7 million at December 31, 1999, up 12% from $92.9 million at December 31, 1998. The growth in the investment portfolio was funded by increased deposits and borrowings during the year.

      The tables on the previous page set forth information regarding the composition, stated maturity and average yield of DNB's investment security portfolio as of the dates indicated. The first two tables do not include amortization or anticipated prepayments on mortgage-backed securities. Callable securities are included at their stated maturity dates.
--------------------------------------------------------------------------------

Total Loans Outstanding, Net of Allowance for Loan Losses
(Dollars in thousands)                                                        December 31
                                                       1999          1998          1997          1996          1995
---------------------------------------------------------------------------------------------------------------------
Residential mortgage                               $  39,873      $ 29,656      $ 20,392      $ 17,658      $ 19,009
Commercial mortgage                                   57,656        51,434        46,130        45,907        42,945
Commercial                                            38,734        35,549        34,966        29,970        28,803
Consumer                                              35,193        32,087        28,466        28,037        27,129
---------------------------------------------------------------------------------------------------------------------
Total loans                                          171,456       148,726       129,954       121,572       117,886
Less allowance for loan losses                        (5,085)       (5,205)       (5,281)       (5,112)       (5,515)
---------------------------------------------------------------------------------------------------------------------
Net loans                                           $166,371      $143,521      $124,673      $116,460      $112,371
---------------------------------------------------------------------------------------------------------------------

      The following table sets forth information concerning the contractual maturities of the loan portfolio, net of unearned income and fees. For amortizing loans, scheduled repayments for the maturity category in which the payment is due are not reflected below, because such information is not readily available.

Loan Maturities                                                                     December 31, 1999
(Dollars in thousands)                            Less than 1 Year     1-5 Years       Over 5 Years         Total
-------------------------------------------------------------------------------------------------------------------
Real estate                                            $13,087           $31,388          $53,054          $ 97,529
Commercial                                              38,018               581              135            38,734
Consumer                                                 3,794             9,938           21,461            35,193
-------------------------------------------------------------------------------------------------------------------
Total loans                                             54,899            41,907           74,650           171,456
-------------------------------------------------------------------------------------------------------------------
Loans with predetermined interest rates                 15,427            20,473           72,099           107,999
Loans with variable interest rates                      39,472            21,434            2,551            63,457
-------------------------------------------------------------------------------------------------------------------
Total loans                                            $54,899           $41,907          $74,650          $171,456
-------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Loans

      The loan portfolio consists primarily of commercial and residential real estate loans, commercial loans and lines of credit (including commercial construction), and consumer loans. The loan portfolio provides a stable source of interest income, monthly amortization of principal and, in the case of adjustable rate loans, repricing opportunities.

      Net loans were $166.4 million at December 31, 1999, up $22.9 million or 16% from 1998. Residential loans increased $10.2 million or 34% to $39.9 million, commercial mortgage loans increased $6.2 million or 12% to $57.7 million, and consumer loans increased $3.1 million or 10% to $35.2 million. The increase in these portfolios continues to reflect DNB's commitment to commercial and residential development in Chester County and the northern part of Delaware state.

      The table on the previous page sets forth information concerning the composition of total loans outstanding, net of the allowance for loan losses, as of the dates indicated.

Non-Performing Assets

      Total non-performing assets decreased significantly during 1999, and at December 31, 1999 were $2.1 million compared to $3.3 million at December 31, 1998 and $3.2 million at December 31, 1997. Nonaccrual loans decreased $1.1 million while loans 90 days past due and still accruing remained relatively the same and included two loans to a single borrower that are well secured and have demonstrated a sustained period of repayment performance. DNB, which has a significant level of commercial, real estate and consumer loans, has worked diligently to improve asset quality and position itself for possible economic downturns in the future by tightening underwriting standards and improving lending policies and procedures. Non-performing assets have, and will continue to have, an impact on earnings, therefore management intends to con-

Non-Performing Assets
(Dollars in thousands)
                                                                               December 31
                                                        1999         1998          1997          1996          1995
---------------------------------------------------------------------------------------------------------------------
Nonaccrual loans:
     Residential mortgage                                $--         $ 250         $ 676         $ 743        $1,355
     Commercial mortgage                                 361         1,063         1,301         1,315         1,832
     Commercial                                          674           990           821           650           722
     Consumer                                            292           114           107           187           237
---------------------------------------------------------------------------------------------------------------------
Total nonaccrual loans                                 1,327         2,417         2,905         2,895         4,146

Loans 90 days past due and still accruing                694           699            70           194           129
Troubled debt restructurings                              --            --            --           184            --
---------------------------------------------------------------------------------------------------------------------
Total non-performing loans                             2,021         3,116         2,975         3,273         4,275
Other real estate owned                                   83           139           231         1,010           810
---------------------------------------------------------------------------------------------------------------------
Total non-performing assets                           $2,104        $3,255        $3,206        $4,283        $5,085
---------------------------------------------------------------------------------------------------------------------
Asset quality ratios:
Non-performing loans to total loans                     1.17%         2.10%         2.29%         2.69%        3.63%
Non-performing assets to total assets                   0.69          1.23          1.46          2.07         2.69
Allowance for loan losses to:
     Total loans                                        2.96          3.50          4.06          4.20         4.68
     Non-performing loans                             251.61        167.04        177.51        156.17       129.02
     Non-performing assets                            241.68        159.91        164.72        119.36       108.46
---------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------

tinue working aggressively to reduce the level of such assets.

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

      DNB's Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. Committee members meet to design, implement and review asset recovery strategies which serve to maximize the recovery of each troubled asset. DNB had $7.9 million of loans which, although performing at December 31, 1999, are believed to require increased supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 1998 was $6.5 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.

Allowance for Loan Losses

      The allowance for loan losses is increased by the provision for loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.
--------------------------------------------------------------------------------

Analysis of Allowance for Loan Losses
(Dollars in thousands)                                                   Year Ended December 31
                                                       1999          1998          1997          1996          1995
---------------------------------------------------------------------------------------------------------------------
Beginning balance                                     $5,205        $5,281        $5,112        $5,515        $5,645
Provisions                                                --            --            --            --            --
Loans charged off:
    Real estate                                         (171)          (59)           --          (454)          (25)
    Commercial                                           (35)         (233)          (32)          (50)         (124)
    Consumer                                             (10)          (11)          (16)          (30)         (164)
---------------------------------------------------------------------------------------------------------------------
Total charged off                                       (216)         (303)          (48)         (534)         (313)
---------------------------------------------------------------------------------------------------------------------
Recoveries:
    Real estate                                           21           144             1            38            86
    Commercial                                            68            71           167            48            24
    Consumer                                               7            12            49            45            73
---------------------------------------------------------------------------------------------------------------------
Total recoveries                                          96           227           217           131           183
---------------------------------------------------------------------------------------------------------------------
Ending balance                                        $5,085        $5,205        $5,281        $5,112        $5,515
---------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------

      In establishing its allowance for loan losses, management considers the size and risk exposure of each segment of the loan portfolio, past loss experience, present indicators of risk such as delinquency rates, levels of nonaccruals, the potential for losses in future periods, and other relevant factors. Management's evaluation of the loan portfolio generally includes reviews, on a sample basis, of individual borrowers of $350,000 or greater and reviews of problem borrowers of $100,000 or greater. Consideration is also given to examinations performed by regulatory agencies, primarily the Office of the Comptroller of the Currency ("OCC"). The provisions are based on management's review of the economy, interest rates, general market conditions, estimates of the fair value of collateral, financial strength and ability of the borrowers and guarantors to pay, and considerations regarding the current and anticipated operating or sales environment. These estimates are particularly susceptible to change and may result in a material adjustment to the allowance. While management uses the latest information available to make its evaluation of the adequacy of the allowance, future adjustments may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

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

      The following table sets forth the composition of DNB's allowance for loan losses at the dates indicated. The portion allocated to each category is generally not the total amount available for future losses that might occur within such categories. The allocation of the allowance should also not be interpreted as an indication that charge-offs will occur in these amounts or proportions. The specific allocations in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category.
--------------------------------------------------------------------------------

Composition of Allowance for Loan Losses
(Dollars in thousands)
                                                                December 31
                          1999                 1998                1997                 1996                1995
                           Percent of            Percent of          Percent of           Percent of          Percent of
                          Loan Type to          Loan Type to        Loan Type to         Loan Type to        Loan Type to
                   Amount  Total Loans   Amount Total Loans  Amount Total Loans   Amount Total Loans  Amount Total Loans
------------------------------------------------------------------------------------------------------------------------
Real estate         $1,272     57%       $1,537     54%      $1,104     51%       $1,405     52%      $1,504     53%
Commercial*          1,275     23         1,192     24        1,220     27           830     25          730     24
Consumer               199     20           185     22          164     22           231     23          289     23
Unallocated          2,339     --         2,291     --        2,793     --         2,646     --        2,992     --
------------------------------------------------------------------------------------------------------------------------
Total               $5,085    100%       $5,205    100%      $5,281    100%       $5,112    100%      $5,515    100%
------------------------------------------------------------------------------------------------------------------------

*includes commercial construction

Management's Discussion and Analysis
--------------------------------------------------------------------------------

      During 1998, management enhanced its evaluation of the loan portfolio to include, as a separate component, the risks associated with its growing commercial construction loan portfolio (which includes residential housing developments as well as commercial real estate construction). Prior to 1998, because of its relative size and lack of specific loss experience, these risks were provided for as part of the total loan portfolio, and not associated with any particular loan segment. As a result of this change, a portion of the unallocated reserve was reallocated to the commercial construction portfolio, and included in the commercial allocation. For comparative purposes, all prior year data has been restated to reflect this change.

Liquidity and Capital Resources

      Management maintains liquidity to meet depositors' needs for funds, to satisfy or fund loan commitments, and for other operating purposes. DNB's foundation for liquidity is a stable and loyal customer deposit base and a marketable investment portfolio that provides periodic cash flow through regular maturities and amortization, or that can be used as collateral to secure funding. DNB's primary source of liquidity is dependent upon its ability to maintain and expand its customer deposit base. During 1999, deposits increased $29.5 million or 13%, with $9.1 million of the increase coming from the Kennett Square Branch purchase at the end of the first quarter. The remaining $20.4 million increase in deposits was the result of the successful promotion of DNB's Premier Money Market account, as well as general growth in demand deposits, NOW accounts and time deposits.

      As of December 31, 1999, deposits totaled $254.9 million, up from $225.4 million at December 31, 1998. Money market accounts increased $14.9 million to $47.5 million and certificates of deposit increased $7.3 million to $89.7 million. In addition, non-interest bearing deposits and NOW accounts increased a combined $7.1 million.

      DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia, to meet short-term liquidity needs. Through these relationships, DNB has additional available short-term credit of approximately $86.4 million.

      At December 31, 1999, DNB has $13.4 million in commitments to fund commercial real estate, construction and land development loans. In addition, there are $3.2 million in unfunded home equity lines of credit and $10.0 million in other unused loan commitments. Management anticipates the majority of these
commitments   will  be  funded  by  means  of  normal  cash  flows.
--------------------------------------------------------------------------------

      The following table sets forth the composition of DNB's deposits at the dates indicated.

Deposits By Major Classification
(Dollars in thousands)                                                        December 31
                                                       1999          1998          1997          1996          1995
----------------------------------------------------------------------------------------------------------------------
Non-interest-bearing deposits                       $ 31,864      $ 30,001      $ 27,150      $ 26,429      $ 22,936
Interest-bearing deposits:
     NOW                                              39,501        37,075        33,387        31,140        27,485
     Money market                                     47,517        32,582        19,289        15,550        16,333
     Savings                                          30,199        28,321        27,714        28,559        29,224
     Certificates                                     89,691        82,424        78,509        63,783        56,533
     IRA                                              16,109        14,970        13,188        12,963        12,498
----------------------------------------------------------------------------------------------------------------------
Total deposits                                      $254,881      $225,373      $199,237      $178,424      $165,009
----------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------

There are approximately $75.0 million in certificates of deposit scheduled to mature during the twelve months ending December 31, 2000. To meet its funding needs, DNB maintains assets which comprise its primary liquidity totaling $78.0 million on December 31, 1999. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB also anticipates scheduled payments and prepayments on its loan and mortgage-backed securities portfolios.

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

      As indicated in the table below, the one year gap position at December 31, 1999 was a negative 14.3%. Generally, a financial institution with a negative gap position will most likely experience decreases in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates.

      The negative gap was due largely to customer preferences for short-term and floating rate deposit products and fixed rate loans which caused interest-rate sensitive liabilities to exceed interest- rate sensitive assets during the earlier time periods presented. While gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the effect of general interest rate movements on DNB's net interest income, due to discretionary repricing of assets and liabilities, and other competitive pressures.

      DNB reports its callable agency, callable corporate notes and callable municipal investments ($42.6 million at December 31, 1999) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable securities provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

      Included in the analysis of the gap position are certain savings deposit and demand accounts which are less sensitive to fluctuations in interest rates than other interest-bearing sources of funds. In determining the sensitivity of such deposits, management reviews the movement of its deposit rates for the past five years relative to market rates. Using regression analysis, the ALCO has estimated that these deposits are approximately 25-30% sensitive to interest rate changes (i.e., if short term rates were to increase 100 basis points, the interest rate on such deposits would increase 25-30 basis points).

      The  following  table sets forth  certain  information  relating  to DNB's
financial   instruments  that  are  sensitive  to  changes  in  interest  rates, categorized by expected maturity or repricing at December 31, 1999.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------

Interest Rate Sensitivity Analysis
(Dollars in thousands)
                                                                   December 31, 1999
                                     More Than    More Than       More Than      More Than     More Than
                                     One Year      Two Years     Three Years     Four Years    Five Years
                                     Under One      Through        Through        Through       Through          and
                                       Year        Two Years     Three Years     Four Years    Five Years   Non-repricing   Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks
  and Federal funds sold            $   7,499            $--            $--            $--          $--      $  10,031    $  17,530
Investments                            40,261         12,614         14,583          6,810        5,293         24,110      103,671
Commercial loans                       27,808          2,551          1,999          2,251        1,785          2,340       38,734
Mortgage loans                         18,725         10,452          8,710         12,232        7,416         39,995       97,530
Consumer loans                          8,925          4,276          3,943          3,594        2,730         11,724       35,192
Other assets (net)                         --             --             --             --           --          8,692        8,692
------------------------------------------------------------------------------------------------------------------------------------
Total assets                        $ 103,218      $  29,893      $  29,235      $  24,887    $  17,224      $  96,892    $ 301,349
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Non-interest-bearing demand               $--            $--            $--      $   5,311    $   5,311      $  21,242    $  31,864
NOW                                    11,850          3,950          7,900          3,950        3,950          7,901       39,501
Money market                           41,378          3,069          3,070             --           --             --       47,517
Savings                                 8,758          3,322          6,040          3,020        3,020          6,039       30,199
Certificates and IRAs less
  than $100,000                        49,161         18,653          3,578          6,665          364             --       78,421
Certificates and IRAs at or more
  than $100,000                        24,038          1,814             28          1,277          104            118       27,379
------------------------------------------------------------------------------------------------------------------------------------
Total deposits                        135,185         30,808         20,616         20,223       12,749         35,300      254,881

Borrowings                             11,000          3,000             --          2,000        7,000            746       23,746

Other liabilities, net                     --             --             --             --           --          2,184        2,184

Stockholders' equity                       --             --             --             --           --         20,538       20,538
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity        $ 146,185      $  33,808      $  20,616      $  22,223    $  19,749      $  58,768    $ 301,349
------------------------------------------------------------------------------------------------------------------------------------
Gap                                 $ (42,967)     $  (3,915)     $   8,619      $   2,664    $  (2,525)     $  38,124
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap                      $ (42,967)     $ (46,882)     $ (38,263)     $ (35,599)   $ (38,124)           $--
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap to total assets         (14.3%)        (15.6%)        (12.7%)        (11.8%)    (12.7%)
------------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
--------------------------------------------------------------------------------

The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Results falling outside prescribed ranges require action by the ALCO. At December 31, 1999 and 1998, DNB's variance in the economic value of equity as a percentage of assets with an instantaneous and sustained parallel shift of 200 basis points is within the Bank's negative 3% policy guideline, as shown in the tables below.

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

Market Risk Analysis
(Dollars in thousands)
                               December 31, 1999
Change in Rates           Flat      -200 bp     +200 bp
---------------------------------------------------------------
Economic Value of
  Portfolio Equity        $28,232    $33,060    $20,351
Change                                 4,828     (7,881)
Change as a % of assets                1.60%     (2.62%)
---------------------------------------------------------------



                               December 31, 1998
Change in Rates           Flat      -200 bp     +200 bp
---------------------------------------------------------------
Economic Value of
  Portfolio Equity        $28,307    $26,244    $20,505
Change                               (2,063)    (7,802)
Change as a % of assets              (0.78%)    (2.94%)
---------------------------------------------------------------

Capital Resources

      Stockholders' equity decreased modestly to $20.5 million at December 31, 1999. The net income of $2.8 million reported for the year was offset by the net unrealized loss in the available-for-sale investment portfolio ($2.1 million) and by dividends paid ($801,000). Management believes that the Corporation and the Bank have each met the definition of "well capitalized" for regulatory purposes on December 31, 1999 and thereafter. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters -- Footnote 16).

Regulatory Matters

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $6.5 million for the year ended December 31, 1999.

Year 2000 Issues

      As of the filing date of this report, DNB has not encountered any significant problems or irregularities as a result of the century date change. If Year 2000 issues arise at a later date, DNB will react according to its contingency plan established in 1999. The contingency plan outlines DNB's courses of action in the event of a Year 2000-related systems failure. The plan was developed to help DNB resume operations in an orderly fashion and to continue providing essential services in the event of the most reasonably likely worst case scenarios.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

      The costs of Year 2000 compliance totaled $104,000 through December 31, 1999. All of these expenses were funded from normal operating cash flow. DNB does not expect to incur any additional material Year 2000 compliance related expenditures. The Year 2000 statements contained herein, and in other securities filings of DNB, are Year 2000 readiness disclosures subject to the Year 2000 Readiness and Disclosure Act of 1998, and may not be relied upon as representations or warranties for any purpose other than disclosure for Federal securities law compliance purposes.

Forward-Looking Statements

      Certain statements in this report, including any which are not statements of historical fact, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Without limiting the foregoing, the words "expect", "anticipate", "plan", "believe", "seek", "estimate", "predict", "internal" and similar words are intended to identify expressions that may be forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those contemplated by such statements. For example, actual results may be adversely affected by the following possibilities: (1) competitive pressures among depository institutions may increase; (2) changes in interest rates may reduce banking interest margins; (3) general economic conditions and real estate values may be less favorable than contemplated; (4) adverse legislation or regulatory requirements may be adopted;
(5) the impact of the Year 2000 issue may be more significant than currently anticipated; (6) unexpected contingencies relating to Year 2000 compliance; and
(7) other unexpected contingencies may arise. Many of these factors are beyond DNB's ability to control or predict. Readers of this report are accordingly cautioned not to place undue reliance on forward-looking statements. DNB disclaims any intent or obligation to update publicly any of the forward-looking statements herein, whether in response to new information, future events or otherwise.

Recent Legislative Developments

      Federal Financial Modernization Legislation. In November 1999, Congress enacted the "Gramm-Leach-Bliley Act" (also known as "HR10") to implement financial services modernization. The new law repeals certain restrictions on bank and securities firm affiliations, and allows bank holding companies to elect to be treated as a "financial holding company" that can engage in approved "financial activities," including insurance, securities underwriting and merchant banking. Banks without holding companies can engage in many of these new financial activities through a subsidiary. The new law also mandates functional regulation of bank securities activities. Banks' exemption from broker-dealer regulation would be limited to, for example, trust, safekeeping, custodian, shareholder and employee benefit plans, sweep accounts, private placements (under certain conditions), self-directed IRAs, third party networking arrangements to offer brokerage services to bank customers, and the like. It also requires banks that advise mutual funds to register as investment advisers. The legislation provides for state regulation of insurance, subject to certain specified state preemption standards. It establishes which insurance products banks and bank subsidiaries may provide as principal or underwriter, and prohibits bank underwriting of title insurance, but also preempts state laws interfering with affiliations. Gramm-Leach-Bliley prohibits approval of new de novo thrift charter applications by commercial entities and limits sales of existing so-called "unitary" thrifts to commercial entities. The new federal law bars banks, savings and loans, credit unions, securities firms and insurance companies, as well as other "financial institutions," from disclosing customer account numbers or access codes to unaffiliated third parties for telemarketing or other direct marketing purposes, and enables customers of financial institutions to "opt out" of having their personal financial information shared with unaffiliated third parties, subject to exceptions related to the processing of customer transactions and joint financial services marketing arrangements with third parties, as long as the institution dis-

Management's Discussion and Analysis
--------------------------------------------------------------------------------

closes the activity to its customers and requires the third party to keep the information confidential. It requires policies on privacy and disclosure of information to be disclosed annually, and requires federal regulators to adopt comprehensive regulations for ensuring the security and confidentiality of consumers' personal information. Nevertheless, the federal law also allows state laws to give consumers greater privacy protections. The new law requires ATM notices of surcharge fees and makes changes to Community Reinvestment Act ("CRA") regulations. Depository institutions with an "unsatisfactory" CRA rating could not acquire additional banks, securities firms, or insurance companies until their grades improved. Banks and thrifts with assets below $250 million and with "outstanding" CRA scores would be examined for CRA compliance every five years; if "satisfactory", every four years; if "unsatisfactory," more frequently. Community groups engaging in CRA protests would have to publicly report any related grants or loans they received from financial institutions. Those receiving grants above approximately $10,000 or loans above $50,000 would have to report annually what they did with the funds. Regulations under the Gramm-Leach-Bliley Act have not been finally adopted.

      The Gramm-Leach-Bliley Act is likely to affect DNB in at least two ways. First, the new legislation has focused attention on customer privacy issues and, together with state-level privacy initiatives, is likely to result in increased compliance expense for financial institutions such as DNB. Second, the new legislation is likely to accelerate the integration of the banking, securities and insurance sectors, which have historically been separated. One impact of accelerated integration is that the markets for financial services in which DNB competes are likely to get more competitive. However, the new legislation also gives DNB an opportunity to provide its customers with products and services that DNB might not otherwise have been authorized to offer. A second possible impact of accelerated integration of the financial services sectors may be an increase in the number of insurance and securities firms proposing to acquire existing banking institutions. However, the new legislation may also provide DNB new opportunities to acquire firms providing compatible financial services. Management does not believe that the new legislation or its possible impacts will materially adversely affect DNB or its financial performance.

Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended ("SFAS No. 133"). This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, so long as the hedge is effective. Prospective application of SFAS No. 133 is required for all fiscal years beginning after June 15, 2000, however earlier application is permitted. DNB has not yet determined the impact, if any, of this statement, including its provisions for the potential reclassifications of investment securities, on operations, financial condition and equity and comprehensive income. However, DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.

Market for Common Stock

      DNB Financial Corporation's common stock is listed under the symbol "DNBF" on the Over The Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this annual report who are market makers of DNB's common stock. There were approximately 900 stockholders who owned

Management's Discussion and Analysis
--------------------------------------------------------------------------------

1,609,463 shares of common stock outstanding at December 31, 1999.

      The following table sets forth the quarterly high and low prices for a share of DNB's common stock during the periods indicated. Prices for the sale of stock are based upon transactions reported by the brokerage firms of Tucker Anthony Cleary Gull, Inc. and Ryan, Beck & Company. The quoted high and low bids prices are limited only to those transactions known by management to have occurred and there may, in fact, have been additional transactions of which management is unaware. Prices have been adjusted for stock dividends.

                           1999               1998
                       High     Low       High     Low
---------------------------------------------------------
First Quarter         $30.00  $27.62    $30.84   $27.21

Second Quarter         28.33   25.71     33.10    30.84

Third Quarter          26.67   23.21     32.76    29.70

Fourth Quarter         23.33   16.75     30.95    28.10
---------------------------------------------------------

--------------------------------------------------------------------------------

      The following table sets forth selected quarterly financial data and earnings per share for the periods indicated. Per share data have been adjusted for the five percent (5%) stock dividends declared in 1999 and 1998.

Quarterly Financial Data
(Dollars in thousands, except per share data)
                                                     1999                                       1998
                                    Fourth     Third     Second     First       Fourth     Third    Second     First
                                    Quarter   Quarter    Quarter   Quarter      Quarter   Quarter   Quarter   Quarter
-----------------------------------------------------------------------------------------------------------------------
Interest income                      $5,441    $5,232    $5,130     $4,697       $4,835    $4,594    $4,311     $4,164
Interest expense                      2,740     2,516     2,350      2,219        2,276     2,195     1,949      1,847
-----------------------------------------------------------------------------------------------------------------------
Net interest income                   2,701     2,716     2,780      2,478        2,559     2,399     2,362      2,317
Provision for loan losses                --        --        --         --           --        --        --         --
  Non-interest income                   382       495       391        366          352       419       396        338
  Non-interest expense                2,035     2,198     2,072      1,926        1,800     1,686     1,728      1,754
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes            1,048     1,013     1,099        918        1,111     1,132     1,030        901
Income tax expense                      280       323       352        291          333       384       285        250
-----------------------------------------------------------------------------------------------------------------------
Net income                            $ 768     $ 690     $ 747      $ 627        $ 778     $ 748     $ 745      $ 651
-----------------------------------------------------------------------------------------------------------------------
Basic earnings per share              $0.48     $0.43     $0.47      $0.39        $0.49     $0.47     $0.47      $0.41
Diluted earnings per share             0.47      0.42      0.45       0.38         0.47      0.45      0.44       0.39
-----------------------------------------------------------------------------------------------------------------------
Cash dividends per share             $0.125    $0.125    $0.125     $0.125        $0.11     $0.11     $0.11      $0.11
-----------------------------------------------------------------------------------------------------------------------

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Financial Condition

                                                                                               December 31
                                                                                     1999                     1998
--------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                            $ 11,226                $ 13,660
Federal funds sold                                                                    6,304                   6,171
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                            17,530                  19,831
--------------------------------------------------------------------------------------------------------------------
Investment securities available for sale, at market value                            62,988                  45,519
Investment securities (market value $39,869 in 1999
   and $47,528 in 1998)                                                              40,683                  47,380
Loans, net of unearned income                                                       171,456                 148,726
Allowance for loan losses                                                            (5,085)                 (5,205)
--------------------------------------------------------------------------------------------------------------------
Net loans                                                                           166,371                 143,521
--------------------------------------------------------------------------------------------------------------------
Office property and equipment                                                         5,776                   4,559
Accrued interest receivable                                                           1,804                   1,670
Other real estate owned                                                                  83                     139
Deferred income taxes                                                                 2,002                   1,037
Other assets                                                                          4,112                   1,762
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                       $301,349                $265,418
====================================================================================================================

Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                                      $ 31,864                $ 30,001
Interest-bearing deposits:
   NOW                                                                               39,501                  37,075
   Money market                                                                      47,517                  32,582
   Savings                                                                           30,199                  28,321
   Time                                                                             105,800                  97,394
--------------------------------------------------------------------------------------------------------------------
Total deposits                                                                      254,881                 225,373
--------------------------------------------------------------------------------------------------------------------
FHLB advances and other borrowings                                                   23,746                  18,000
Accrued interest payable                                                              1,078                     902
Other liabilities                                                                     1,106                     537
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                   280,811                 244,812
====================================================================================================================

Commitments and contingencies

Stockholders' Equity
Preferred stock, $10.00 par value;
   1,000,000 shares authorized; none issued                                              --                      --
Common stock, $1.00 par value;
   10,000,000 shares authorized; 1,609,463 and
   1,524,229 issued and outstanding, respectively                                     1,609                   1,524
Surplus                                                                              18,555                  17,105
Retained earnings                                                                     2,429                   1,924
Accumulated other comprehensive (loss) income                                        (2,055)                     53
--------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                           20,538                  20,606
--------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                         $301,349                $265,418
====================================================================================================================

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations

                                                                                    Year Ended December 31
                                                                            1999              1998             1997
Interest Income:
====================================================================================================================
Interest and fees on loans                                                $13,825           $12,092          $11,519
Interest and dividends on investment securities:
  Taxable                                                                   5,846             4,898            4,359
  Exempt from Federal taxes                                                   445                56               --
Interest on Federal funds sold                                                384               857              486
--------------------------------------------------------------------------------------------------------------------
Total interest income                                                      20,500            17,903           16,364
--------------------------------------------------------------------------------------------------------------------
Interest Expense:
Interest on NOW, money market and savings                                   3,357             2,519            2,042
Interest on time deposits                                                   5,378             5,276            4,740
Interest on FHLB advances                                                   1,014               470               89
Interest on other borrowings                                                   76                 1              113
--------------------------------------------------------------------------------------------------------------------
Total interest expense                                                      9,825             8,266            6,984
--------------------------------------------------------------------------------------------------------------------
Net interest income                                                        10,675             9,637            9,380
Provision for loan losses                                                      --                --               --
--------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                        10,675             9,637            9,380
--------------------------------------------------------------------------------------------------------------------
Non-interest Income:
Service charges                                                               627               515              469
Trust income                                                                  399               430              416
Gains on sales of investment securities                                        --                 5                7
Other                                                                         608               556              391
--------------------------------------------------------------------------------------------------------------------
Total non-interest income                                                   1,634             1,506            1,283
--------------------------------------------------------------------------------------------------------------------
Non-interest Expense:
Salaries and employee benefits                                              4,254             3,911            3,952
Furniture and equipment                                                       927               711              672
Occupancy                                                                     519               438              458
Professional and consulting                                                   492               347              445
Advertising and marketing                                                     422               278              216
Printing and supplies                                                         283               168              229
Other                                                                       1,334             1,116            1,111
--------------------------------------------------------------------------------------------------------------------
Total non-interest expense                                                  8,231             6,969            7,083
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  4,078             4,174            3,580
Income tax expense                                                          1,246             1,252              865
--------------------------------------------------------------------------------------------------------------------
Net Income                                                                $ 2,832           $ 2,922          $ 2,715
====================================================================================================================

Earnings per share:
   Basic                                                                    $1.77             $1.83            $1.70
   Diluted                                                                   1.72              1.77             1.66
Cash dividends per share                                                    $0.50             $0.44            $0.38
Weighted average common shares outstanding:
   Basic                                                                1,603,566         1,600,521        1,600,243
   Diluted                                                              1,645,198         1,655,540        1,634,839
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                                                  Accumulated
                                                                                     Other
                       Comprehensive    Common                        Retained   Comprehensive
                              Income     Stock          Surplus       Earnings   Income (Loss)     Total
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                              $ 6,914       $ 5,196      $ 4,128         $ (22)     $16,216
Comprehensive Income:
   Net income                           $ 2,715              --            --        2,715            --        2,715
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments         43              --            --           --            43           43
                                        -------
Total comprehensive income                2,758
Cash dividends                                               --            --         (608)           --         (608)
Issuance of stock dividends                                 689         1,411       (2,100)           --           --
Cash payment for fractional shares                           --            --          (10)           --          (10)
Stock split                                               6,914        (5,550)      (1,364)           --           --
Transfer to surplus                                          --           485         (485)           --           --
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                             14,517         1,542        2,276            21       18,356
Change in par value                                     (13,068)       13,068           --            --           --
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997
   as adjusted                                            1,449        14,610        2,276            21       18,356
Comprehensive Income:
   Net income                             2,922              --            --        2,922            --        2,922
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments         32              --            --           --            32           32
                                        -------
Total comprehensive income                2,954
Cash dividends                                               --            --         (697)           --         (697)
Issuance of stock dividends                                  72         2,222       (2,294)           --           --
Cash payment for fractional shares                           --            --          (10)           --          (10)
Exercise of stock options                                     3             7           (7)           --            3
Transfer to surplus                                          --           266         (266)           --           --
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                              1,524        17,105        1,924            53       20,606
Comprehensive Income:
   Net income                             2,832              --            --        2,832            --        2,832
    Other comprehensive income,
     net of tax, relating to net
     unrealized losses on investments    (2,108)             --            --           --        (2,108)      (2,108)
                                        -------
Total comprehensive income                  724
Cash dividends                                               --            --         (795)           --         (795)
Issuance of stock dividends                                  76         1,450       (1,526)           --           --
Cash payment for fractional shares                           --            --           (6)           --           (6)
Exercise of stock options                                     9            --           --            --            9
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                            $ 1,609       $18,555      $ 2,429       $(2,055)     $20,538
======================================================================================================================

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows

                                                                                      Year Ended December 31
  (Dollars in thousands)                                                        1999            1998            1997
====================================================================================================================
Cash Flows From Operating Activities:
Net income                                                                   $ 2,832         $ 2,922         $ 2,715
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation, amortization and accretion                                   821             750             420
      Gains on sale of OREO                                                     (159)           (162)           (108)
      Net gain on sale of securities                                              --              (5)             (7)
      Increase in interest receivable                                           (134)            (86)            (21)
      Increase in other assets                                                (2,350)           (396)           (142)
      Increase in interest payable                                               176              71             376
      Decrease (increase) in current taxes payable                              (137)            (89)             64
      Decrease (increase) in deferred income taxes                                26             (75)           (124)
      Increase (decrease) in other liabilities                                   706            (401)            155
--------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Operating Activities                                      1,781           2,529           3,328
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from maturities and paydowns - AFS securities                         1,554           6,353          11,601
Proceeds from maturities and paydowns - HTM securities                        13,180          38,450          17,957
Proceeds from maturities and paydowns - MBS-AFS                                2,550           2,248             625
Proceeds from maturities and paydowns - MBS-HTM                                1,965           1,727           1,521
Purchase of AFS securities                                                   (17,887)        (42,388)         (2,251)
Purchase of HTM securities                                                    (5,567)        (20,514)        (20,350)
Purchase of MBS-AFS                                                           (6,838)             --          (3,084)
Purchase of MBS-HTM                                                           (3,011)        (17,475)             --
Proceeds from sale of securities                                                  --           1,996           1,004
Proceeds from sale of OREO                                                       683             542             978
Net increase in loans                                                        (23,319)        (19,135)         (8,304)
Purchase of bank property and equipment                                       (1,854)         (1,326)            (72)
--------------------------------------------------------------------------------------------------------------------
Net Cash Used By Investing Activities                                        (38,544)        (49,522)           (375)
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net increase in deposits                                                      29,508          26,136          20,813
Increase in FHLB advances greater than ninety days                             5,000          18,000              --
Increase in lease obligations                                                    746              --              --
Decrease in repurchase agreements                                                 --              --         (11,225)
Dividends paid                                                                  (801)           (707)           (618)
Proceeds from issuance of stock under stock option plan                            9               3              --
--------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                                     34,462          43,432           8,970
--------------------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                                       (2,301)         (3,561)         11,923
Cash and Cash Equivalents at Beginning of Period                              19,831          23,392          11,469
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                                   $17,530         $19,831         $23,392
====================================================================================================================
Supplemental Disclosure Of Cash Flow Information:
Cash paid during the period for:
   Interest                                                                  $ 9,649         $ 8,195         $ 6,608
   Income taxes                                                                1,357           1,417             925
Supplemental Disclosure Of Non-cash Flow Information:
Net transfer of loans to OREO                                                $   469           $ 332            $ 91
Change in unrealized (losses) gains on securities - AFS                       (3,098)             48              55
Change in deferred taxes due to change in unrealized
   gains or losses on securities - AFS                                           990             (16)            (12)
====================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DNB Financial Corporation (the "Corporation" or "DNB") through its wholly owned subsidiary, Downingtown National Bank (the "Bank"), has been serving individuals and small to medium sized businesses of Chester County, Pennsylvania since 1861. The Bank is a locally managed commercial bank providing personal and commercial loans and deposit products, in addition to investment and trust services from eight community offices. The Bank encounters vigorous competition for market share from commercial banks, thrift institutions, credit unions and other financial intermediaries.

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

      Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, the Bank. All significant intercompany transactions have been eliminated.

      Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 1999 and 1998 was approximately $1.2 million and $700,000, respectively.

      Investment   Securities  --  Investment   securities  are  classified  and
accounted for as follows:

         Held-To-Maturity ("HTM") -- includes debt and non-readily marketable equity securities that DNB has the positive intent and ability to hold to maturity. Debt securities are reported at cost, adjusted for amortization of premiums and accretion of discounts. Non-readily marketable equity securities are carried at cost, which approximates liquidation value.

         Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 1999, 1998, or 1997.

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

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

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

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

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

      Earnings Per Share -- Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from the conversion of common stock equivalents and is computed using the treasury stock method. Earnings per share, dividends per share and weighted average shares outstanding have been adjusted to reflect the effects of the 5% stock dividends paid in December 1999, 1998 and 1997 and the September 1997 two-for-one stock split, effected in the form of a 100% dividend.

      Common Stock -- In May 1998, the Corporation's amended Articles of Incorporation were filed with the State. The amendment to Article 5 was approved by the Board of Directors and ratified by the shareholders at the Annual Meeting held in April 1998. The amendment (a) increased the number of authorized shares of the Corporation's Common Stock from 5,000,000 to 10,000,000 shares and (b) changed the par value of the Common Stock from $10.00 to $1.00. The Common Stock and Surplus accounts were adjusted in 1998 for this change by decreasing Common Stock and increasing Surplus by $13,067,649. All prior periods presented have been restated.

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

      Recent Accounting Pronouncements -- In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended ("SFAS No. 133"). This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

attributable to the hedged risk, so long as the hedge is effective. Prospective application of SFAS No. 133 is required for all fiscal years beginning after June 15, 2000, however earlier application is permitted. DNB has not yet determined the impact, if any, of this statement, including its provisions for the potential reclassifications of investment securities, on operations, financial condition and equity and comprehensive income. However, DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.

(2)   INVESTMENT SECURITIES

      Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

(Dollars in thousands)                                                         December 31, 1999
                                                            Amortized      Unrealized      Unrealized       Estimated
Held to Maturity                                              Cost           Gains           Losses        Fair Value
----------------------------------------------------------------------------------------------------------------------
US Government agency and corporations                        $14,203          $ 10         $   (375)         $13,838
Collateralized mortgage obligations                           19,608            --             (368)          19,240
US agency mortgage-backed securities                           2,908             2              (54)           2,856
Equity securities                                              2,965            --               --            2,965
Other securities                                                 999            --              (29)             970
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $40,683          $ 12         $   (826)         $39,869
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                                            Amortized     Unrealized       Unrealized       Estimated
Available for Sale                                            Cost           Gains           Losses         Fair Value
----------------------------------------------------------------------------------------------------------------------
US Government agency and corporations                        $18,920          $ --           $ (257)         $18,663
US agency mortgage-backed securities                          10,903            16             (109)          10,810
State and municipal tax exempt                                 9,629            --           (1,379)           8,250
Corporate bonds                                               21,548           206           (1,261)          20,493
Other securities                                               5,011            --             (239)           4,772
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $66,011          $222          $(3,245)         $62,988
----------------------------------------------------------------------------------------------------------------------


                                                                                         December 31, 1998
                                                            Amortized      Unrealized       Unrealized       Estimated
Held to Maturity                                              Cost           Gains            Losses        Fair Value
----------------------------------------------------------------------------------------------------------------------
US Government and agency corporations                        $23,467          $181             $ (3)         $23,645
US agency mortgage-backed securities                           4,055            21              (19)           4,057
Collateralized mortgage obligations                           17,462            23              (55)          17,430
Equity securities                                              2,396            --               --            2,396
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $47,380          $225            $ (77)         $47,528
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                                            Amortized     Unrealized       Unrealized       Estimated
Available for Sale                                            Cost           Gains           Losses         Fair Value
----------------------------------------------------------------------------------------------------------------------
US Government and agency corporations                        $ 8,202          $ 27            $ (14)         $ 8,215
US agency mortgage-backed securities                           6,647            12              (34)           6,625
State and municipal tax-exempt                                 7,034             2             (131)           6,905
Corporate bonds                                               18,616           231              (21)          18,826
Other securities                                               4,945            80              (77)           4,948
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $45,444          $352           $ (277)         $45,519
----------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

      The amortized cost and estimated fair value of investment securities as of December 31, 1999, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                            Investment Securities              Investment Securities
                                                               Held to Maturity                 Available for Sale
                                                           Amortized        Estimated       Amortized        Estimated
(Dollars in thousands)                                        Cost          Fair Value         Cost         Fair Value
-----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                          $--            $--              $--             $--
Due after one year through five years                          2,538          2,482           12,045          11,897
Due after five years through ten years                         5,294          5,182            5,750           5,532
Due after ten years                                           29,886         29,240           48,216          45,559
No stated maturity                                             2,965          2,965               --              --
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $40,683        $39,869          $66,011         $62,988
-----------------------------------------------------------------------------------------------------------------------

      DNB sold $2.0 million and $1.0 million of securities from the AFS portfolio during 1998 and 1997, respectively. No securities were sold during 1999. Gains and losses from sales of investment securities were as follows:

                             Year Ended December 31
(Dollars in thousands)     1999       1998       1997
--------------------------------------------------------
Gross realized gains     $    --      $ 5        $ 7
Gross realized losses         --       --         --
--------------------------------------------------------
Net realized gain        $    --      $ 5        $ 7
--------------------------------------------------------

      At December 31, 1999 and 1998, investment securities with a carrying value of approximately $32.6 million and $31.6 million, respectively, were pledged to secure public funds and for other purposes as required by law. In addition, at December 31, 1999 DNB had three investment securities which represented a significant concentration (greater than 10% of stockholders' equity). Two securities are private label collateralized mortgage obligations ("CMO") with carrying and fair values of $5.5 million and $5.5 million, respectively. The third security is a corporate bond carried at $2.9 million with a fair value of $2.8 million.

      At December 31, 1998, DNB had two investment securities which represented a significant concentration. The first security was a private label CMO with a carrying value and fair value of $2.5 million and $2.5 million, respectively. The second security was a corporate bond with a carrying value and fair value of $3.0 million and $3.0 million, respectively.

      Interest and dividends on all investment securities for the years ended December 31, 1999, 1998 and 1997 consisted of:

                                         Year Ended December 31
(Dollars in thousands)            1999             1998            1997
-------------------------------------------------------------------------
US Treasury                      $   42          $   27          $   11
US Government agency
   and corporations               2,057           2,796           3,277
US agency mortgage-
   backed securities                623             805             860
Collateralized mortgage
   obligations                    1,199             466              --
Corporate bonds                   1,415             305              --
State and municipal
   tax-exempt                       445              56              --
Equity securities                   168             100              67
Other                               342             399             144
-------------------------------------------------------------------------
Total                            $6,291          $4,954          $4,359
-------------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(3)   LOANS

                                   December 31
(Dollars in thousands)         1999            1998
---------------------------------------------------------
Residential mortgage        $ 39,873        $ 29,656
Commercial mortgage           57,656          51,434
Commercial                    38,734          35,549
Consumer                      35,193          32,087
---------------------------------------------------------
Total loans                  171,456         148,726
---------------------------------------------------------
Less allowance for
   loan losses                (5,085)         (5,205)
---------------------------------------------------------
Net loans                   $166,371        $143,521
---------------------------------------------------------

      Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $1.3 million, $2.4 million and $2.9 million as of December 31, 1999, 1998 and 1997, respectively, were on a nonaccrual basis. DNB also had loans of approximately $694,000, $700,000 and $70,000 that were more than 90 days delinquent, but still accruing as of December 31, 1999, 1998 and 1997, respectively. If contractual interest income had been recorded on nonaccrual loans, interest would have been increased as shown in the following table:

                             Year Ended December 31
(Dollars in thousands)      1999       1998      1997
---------------------------------------------------------
Interest income which
   would have been
   recorded under
   original terms           $105       $194      $243
Interest income recorded
    during the year          (21)       (92)      (71)
---------------------------------------------------------
Net impact on
   interest income          $ 84       $102      $172
---------------------------------------------------------

      At December 31, 1999, DNB had $7.9 million of loans which, although performing at December 31, 1999, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non-performing assets in future periods. The majority of the loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.

      Although DNB has a significant concentration of residential and commercial mortgage loans collateralized by first mortgage liens located in Chester County, DNB has no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans at December 31, 1999, except for loans of approximately $17.4 million relating to local multi-unit office buildings. DNB also had loans of approximately $13.5 million to local residential real estate developers at December 31, 1999.

(4)   ALLOWANCE FOR LOAN LOSSES

      Changes in the allowance for loan losses, for the years indicated, are as follows:

                              Year Ended December 31
(Dollars in thousands)      1999       1998      1997
---------------------------------------------------------
Beginning balance          $5,205     $5,281    $5,112
Provisions                     --         --        --
Loans charged off            (216)      (303)      (48)
Recoveries                     96        227       217
---------------------------------------------------------
Net (charge-offs)
  recoveries                 (120)       (76)      169
---------------------------------------------------------
Ending balance             $5,085     $5,205    $5,281
---------------------------------------------------------

      At December 31, 1999, 1998 and 1997, DNB had impaired loans with total recorded investments of $715,000, $1.7 million and $1.8 million, and average recorded investments for the year ended December 31, 1999, of $1.0 million and $1.6 million for the years ended December 31, 1998 and 1997. The aggregate amount of impaired loans are measured under the fair value measurement method. Total cash collected on impaired loans was credited to the outstanding principal balance in the amounts of $113,000, $68,000 and $241,000 during the years ended December 31, 1999, 1998 and 1997. No interest income was recorded on such loans during the three years ended December 31, 1999.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(5) OFFICE PROPERTY AND EQUIPMENT
                                                 December 31
                              Estimated
(Dollars in thousands)       Useful Lives      1999       1998
-------------------------------------------------------------------
Land                                          $ 935       $ 855
Buildings                    25-33 years      4,853       3,841
Furniture, fixtures
   and equipment              5-20 years      6,157       5,395
-------------------------------------------------------------------
Total cost                                   11,945      10,091
Less accumulated
   depreciation                              (6,169)     (5,532)
-------------------------------------------------------------------
Office property and
   equipment, net                           $ 5,776     $ 4,559
-------------------------------------------------------------------

      Amounts charged to operating expense for depreciation for the years ended December 31, 1999, 1998 and 1997 amounted to $637,000, $412,000 and $414,000, respectively.

(6)   DEPOSITS

      Included in interest-bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities were as follows:

                                       December 31
(Dollars in thousands)             1999           1998
-------------------------------------------------------------------
Three months or less             $ 8,985      $ 11,458
Over three through
  six months                      12,671         4,920
Over six through
  twelve months                    2,585         3,318
Over one year through
  two years                        1,814         2,135
Over two years                     1,324           869
-------------------------------------------------------------------
Total                           $ 27,379      $ 22,700
-------------------------------------------------------------------

(7)  FHLB ADVANCES AND SHORT TERM BORROWED FUNDS

      DNB's short-term borrowed funds consist of Federal funds purchased and repurchase agreements. Federal funds purchased generally represent one-day borrowings. Securities sold under repurchase agreements represent overnight borrowings that are secured by U.S. Agency securities. DNB had no outstanding short-term borrowed funds during 1999 or 1998.

      In addition to Federal funds purchased, DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank (FHLB) of Pittsburgh. As of December 31, 1999 DNB has a maximum borrowing capacity at the FHLB of approximately $78.9 million. At December 31, 1999, advances from the FHLB amounted to $23.0 million. All advances were convertible term advances, which mature at various dates through the year ended December 31, 2008, as shown in the table below. Advances are callable, at the FHLB's option, at various dates starting on January 13, 2000 and ending on October 11, 2003. If an advance is called by the FHLB, DNB has the option of repaying the borrowing, or it may continue to borrow at three month Libor plus 10-14 basis points. The weighted average interest rate for these advances at December 31, 1999 was 5.26%. FHLB advances are collateralized by a pledge of the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.

(Dollars in thousands)            December 31, 1999
-------------------------------------------------------------------
Due by                        Weighted
December 31st               Average Rate       Amount
-------------------------------------------------------------------
2004                            5.78%         $ 3,000
Thereafter                      5.18           20,000
-------------------------------------------------------------------
Total                           5.26%         $23,000
-------------------------------------------------------------------

(8)  CAPITAL LEASE OBLIGATIONS

      Included in other borrowings is a long-term capital lease agreement, which relates to DNB's West Goshen branch. As of December 31, 1999 the branch has a carrying amount of $726,000, net of accumulated depreciation of $24,000, and is included in the balance of office properties and equipment in the accompanying statements of financial condition. The following is a schedule of the future minimum lease payments, together with the present value of the net minimum lease payments, as of December 31, 1999.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(Dollars in thousands)
Year ending December 31                      Amount
-------------------------------------------------------
2000                                           $77
2001                                            79
2002                                            81
2003                                            84
2004                                            86
Thereafter                                   2,005
-------------------------------------------------------
Total minimum lease payments                 2,412
Less amount representing interest           (1,666)
-------------------------------------------------------
Present value of net minimum lease payments  $ 746
-------------------------------------------------------

(9)  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

   Deposits and Borrowings

      The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 1999 and 1998. The fair values of certificates of deposit and borrowings are based on the

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace and rates currently being offered for borrowings of similar maturities.

   Off-balance-sheet Instruments

      Off-balance-sheet instruments are primarily comprised of loan commitments which are generally priced at market at the time of funding. Fees on commitments to extend credit and standby letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments. At December 31,
1999 and 1998, loan commitments were $26.6 million and $22.6 million, respectively. Stand-by letters of credit were $2.6 million and $2.2 million at December 31, 1999 and 1998, respectively.

      The following tables summarize information for all on-balance-sheet financial instruments.

                                                  December 31
                                     1999                         1998
---------------------------------------------------------------------------------
                                           Estimated                    Estimated
                             Carrying        Fair          Carrying        Fair
(Dollars in thousands)        Amount         Value          Amount         Value
---------------------------------------------------------------------------------
Financial assets
Cash and Federal
  funds sold                $ 17,530       $ 17,530       $ 19,831       $ 19,831
Investment
  securities, AFS             62,988         62,988         45,519         45,519
Investment
  securities, HTM             40,683         39,869         47,380         47,528
Loans, net of
  unearned income            171,456        168,795        148,726        149,028
Accrued interest
  receivable                   1,804          1,804          1,670          1,670
Financial liabilities
Deposits                     254,881        254,862        225,373        226,130
Borrowings                    23,746         23,461         18,000         18,472
Accrued interest
  payable                      1,078          1,078            902            902
---------------------------------------------------------------------------------

(10)  FEDERAL INCOME TAXES

      Income tax expense was comprised of the following:

                                  Year Ended December 31
(Dollars in thousands)      1999          1998           1997
------------------------------------------------------------------
Current tax expense       $ 1,220       $ 1,327        $   989
Deferred income tax
  expense (benefit)            26           (75)          (124)
------------------------------------------------------------------
Income tax expense        $ 1,246       $ 1,252        $   865
------------------------------------------------------------------

      The effective income tax rates of 31% for 1999, 30% for 1998 and 24% for 1997 were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                             Year Ended December 31
(Dollars in thousands)      1999       1998      1997
------------------------------------------------------------------
Federal income taxes
  at statutory rate        $1,386     $1,419    $1,217
Decrease resulting from:
  Tax-exempt
    interest income          (147)       (58)      (73)
  Valuation allowance-
    deferred taxes             --         --      (318)
  Other, net                    7       (109)       39
------------------------------------------------------------------
Income tax expense         $1,246     $1,252     $ 865
------------------------------------------------------------------

      The significant components of deferred income tax expense (benefit) attributable to income are as follows:

                             Year Ended December 31
(Dollars in thousands)      1999       1998      1997
------------------------------------------------------------------
Deferred tax expense
  (benefit) (exclusive
  of the effects of
  the component
  listed below)             $ 26      $ (75)     $ 194
Decrease in
  beginning-of-the-year
  balance of the
  valuation allowance
  for deferred tax assets     --         --       (318)
------------------------------------------------------------------
Deferred income tax
  expense (benefit)         $ 26      $ (75)     $(124)
------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                               December 31
(Dollars in thousands)                     1999           1998
----------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses             $ 1,430        $ 1,577
   Valuation adjustment for
     debt securities                         990             --
   Other                                     200            108
----------------------------------------------------------------
   Total gross deferred tax assets         2,620          1,685
Deferred tax liabilities:
   Depreciation                             (120)          (120)
   Pension expense                          (407)          (407)
   Valuation adjustment for
     debt securities                          --            (16)
   Other                                     (91)          (105)
----------------------------------------------------------------
   Total gross deferred
     tax liabilities                        (618)          (648)
----------------------------------------------------------------
Net deferred tax asset                   $ 2,002        $ 1,037
----------------------------------------------------------------

      Based upon DNB's current and historical tax history and the anticipated level of future taxable income, management believes the existing net deferred tax asset will, more likely than not, be realized based on future taxable income. The reduction in the valuation allowance for deferred taxes during 1997 was attributable to improved earnings and expected continued improvement through the subsequent one year period permitted under applicable regulations.

(11)  EARNINGS PER SHARE

      Options to purchase 32,235 shares of common stock at $31.97 per share have been outstanding since June 30, 1998, but were not included in the computation of diluted EPS for 1999 or 1998 because these options were anti-dilutive during such periods. The options, which expire on June 30, 2008 were still outstanding at December 31, 1999.

      Also, options to purchase 26,980 shares of common stock at $25.71 per share have been outstanding since June 30, 1999, but were not included in the computation of diluted EPS for the second, third and fourth quarters of 1999 because these options were anti-dilutive during such periods. These options which expire on June 30, 2009 were still outstanding at December 31, 1999.

--------------------------------------------------------------------------------

(11)  EARNINGS PER SHARE

      The following is a reconcilement of net income and the weighted average number of shares out- standing for basic and diluted EPS:

                                                                   Year Ended December 31
                                            1999                            1998                           1997
-------------------------------------------------------------------------------------------------------------------------------
                                Income     Shares       Amount  Income     Shares       Amount  Income     Shares       Amount
-------------------------------------------------------------------------------------------------------------------------------
Basic EPS
  Income available to
   common stockholders          $2,832      1,604     $   1.77  $2,922      1,601     $   1.83  $2,715      1,600     $   1.70
  Effect of dilutive common
   stock equivalents -
   stock options                    --         41         0.05      --         55         0.06      --         35         0.04
-------------------------------------------------------------------------------------------------------------------------------
Diluted EPS
  Income available to
   common stockholders
   after assumed
   conversions                  $2,832      1,645     $   1.72  $2,922      1,656     $   1.77  $2,715      1,635     $   1.66
-------------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(12) OTHER COMPREHENSIVE INCOME

      The tax effects allocated to each component of "Other Comprehensive Income" are as follows:

                                                     Tax
                                    Before-Tax    (Expense)    Net-of-Tax
(Dollars in thousands)                Amount       Benefit      Amount
--------------------------------------------------------------------------
Year Ended
  December 31, 1999:
Unrealized losses on securities:
Unrealized holding losses
  arising during the period          $(3,098)     $   990      $(2,108)
Less reclassified adjustment
  for losses included
  in net income                           --           --           --
--------------------------------------------------------------------------
Other Comprehensive Income           $(3,098)     $   990      $(2,108)
--------------------------------------------------------------------------
Year Ended
  December 31, 1998:
Unrealized gains on securities:
Unrealized holding gains
  arising during the period          $    48      $   (16)     $    32
Less reclassified adjustment
  for gains included
  in net income                           --           --           --
--------------------------------------------------------------------------
Other Comprehensive Income           $    48      $   (16)     $    32
--------------------------------------------------------------------------
Year Ended
  December 31, 1997:
Unrealized gains on securities:
Unrealized holding gains
  arising during the period          $    55      $   (12)     $    43
Less reclassified adjustment
  for gains included
  in net income                           --           --           --
--------------------------------------------------------------------------
Other Comprehensive Income           $    55      $   (12)     $    43
--------------------------------------------------------------------------

(13) BENEFIT PLANS

   Pension Plan

      Qualified - The Bank maintains a pension plan (the "Plan") covering all employees, including officers, who have been employed for one year and have attained 21 years of age. Prior to May 1, 1985, an individual must have attained the age of 25 and accrued one year of service. The Plan provides pension benefits to eligible retired employees at 65 years of age equal to 1.5% of their average monthly pay multiplied by their years of accredited service (maximum 40 years). The accrued benefit is based on the monthly average of their highest five consecutive years of their last ten years of service.

      The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 1999 and 1998 and amounts recognized in DNB's consolidated financial statements at December 31, 1999 and 1998:

                                                    December 31
(Dollars in thousands)                         1999             1998
--------------------------------------------------------------------------
Actuarial present value of
   benefit obligation:
Vested benefit obligation                    $(3,896)         $(3,575)
--------------------------------------------------------------------------
Accumulated benefit obligation                (3,956)          (3,637)
--------------------------------------------------------------------------
Projected benefit obligation                  (4,408)          (4,239)
Plan assets at fair value                      5,849            5,619
--------------------------------------------------------------------------
Projected benefit obligation
   over plan assets                            1,441            1,380
Unrecognized net asset at
   January 1, 1987 being
   amortized over 17 years                       (94)            (113)
Unrecognized net (gain) loss                    (137)             (74)
--------------------------------------------------------------------------
Prepaid pension cost
   included in other assets                  $ 1,210          $ 1,193
--------------------------------------------------------------------------

      Net periodic pension (benefit) costs for the years indicated include the following components:

                                         Year Ended December 31
(Dollars in thousands)              1999          1998          1997
--------------------------------------------------------------------------
Service cost-benefits earned
  during the period                $ 183         $ 180         $ 159
Interest cost on projected
  benefit obligation                 297           296           292
Actual return on
  plan assets                       (230)         (103)         (988)
Asset (gain) loss                   (247)         (361)          614
Amortization of
  unrecognized net asset
  at transition                      (19)          (18)          (18)
Amortization of
  unrecognized net loss
  after transition                    --            --            16
--------------------------------------------------------------------------
Net pension (benefit) cost         $ (16)        $  (6)        $  75
--------------------------------------------------------------------------
Assumptions used:
  Discount rate                     7.00%         7.00%         7.00%
  Rate of increase in
   compensation level               5.00          5.00          5.00
  Expected long-term rate
   of return on assets              8.50          8.50          8.50
--------------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

      The Pension Plan's assets are invested using an asset allocation strategy in units of certain equity, bond, real estate and money market funds.

      During 1999, DNB adopted an arrangement for supplemental compensation (the "Supplemental Plan") for its Chief Executive Officer (the "Executive"). The Supplemental Plan provides that the Bank and the Executive share in the rights to the cash surrender value and death benefits of a split-dollar life insurance policy (the "Split-dollar Policy") and provides for additional compensation to the Executive, equal to any income tax consequences related to the Supplemental Plan until retirement. The Split-dollar Policy is designed to provide the Executive, upon attaining age 65, with projected annual after-tax distributions of approximately $35,000, funded by loans against the cash surrender value of the Split-dollar Policy. In addition, the Split-dollar Policy is intended to provide the Executive with a projected death benefit of $750,000. Neither the insurance company nor DNB has guaranteed any minimum cash value under the Supplemental Plan. To fund the annual premium on the Split-dollar Policy and mitigate the obligations under this Plan, the Bank has purchased an additional life insurance policy on the Executive's life (the "BOLI Policy") with an initial deposit of $1.5 million. The amount of the BOLI Policy has been calculated so that the projected increases in its cash surrender value will substantially offset the Bank's expense related to the Split-dollar Policy.

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

      Participants are permitted to authorize pre-tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Bank makes matching contributions of $.25 for every dollar of deferred salary up to 6% of each participant's annual compensation. Each participant is 100% vested at all times in employee and employer contributions. The matching contributions to the 401(k) plan were $35,000, $33,000 and $29,000 in 1999, 1998 and 1997, respectively.

   Stock Option Plan

      DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 270,916 shares of DNB's common stock could be issued to employees and directors. On February 24, 1999, the Board of Directors of the Corporation amended and restated DNB Financial Corporation's 1995 Stock Option Plan (the "Plan"), to increase by 100,000 the number of shares for which options may be issued under the Plan. This amendment was approved by shareholders at the April 27, 1999 Annual Meeting.

      Under the plan, option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 121,437 and 27,601 shares available for grant at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the number of options exercisable was 149,479 and 136,936, respectively, and the weighted average exercise price of those options was $19.61 and $18.18, respectively.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

      The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $8.41, $9.04 and $6.49 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: for 1999-expected dividend yield of 1.88%, risk-free interest rate of 6.44%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options was 16%; for 1998-expected dividend yield of 1.39%, risk-free interest rate of 4.82%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 14%; for 1997-expected dividend yield of 1.85%, risk-free interest rate of 5.77%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 26%.

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

                             Year Ended December 31
                          1999        1998        1997
--------------------------------------------------------
Net income
   as reported           $2,832      $2,922      $2,715
   pro forma              2,594       2,616       2,522
Diluted net income
   per share
   as reported            $1.72       $1.77       $1.66
   pro forma               1.58        1.58        1.54
--------------------------------------------------------

      Stock option activity is indicated below. Shares have been adjusted for the 2 for 1 stock split in September 1997 and the 5% stock dividends in December of 1999, 1998 and 1997.

                                           Number      Weighted Average
                                         Outstanding    Exercise Price
------------------------------------------------------------------------
Outstanding, January 1, 1997                78,113        $10.44
Granted                                     29,415         17.50
------------------------------------------------------------------------
Outstanding, December 31, 1997             107,528         12.85
Granted                                     29,723         31.97
Exercised                                     (315)         8.91
------------------------------------------------------------------------
Outstanding, December 31, 1998             136,936         18.18
Granted                                     28,329         25.71
Exercised                                  (14,132)         8.91
Terminated                                  (1,654)        31.97
------------------------------------------------------------------------
Outstanding, December 31, 1999             149,479        $19.61
------------------------------------------------------------------------

      The weighted average price and weighted average remaining contractual life for the outstanding options are listed below for the dates indicated. All outstanding options are exercisable.

                               December 31, 1999
----------------------------------------------------------------
     Range of              Number          Weighted Average
  Exercise Prices       Outstanding  Remaining Contractual Life
----------------------------------------------------------------
  $ 8.91 - $12.03          57,580             6.0 years
       17.50               29,723             7.5 years
       31.97               33,847             8.5 years
       25.71               28,329             9.5 years
                          149,479             7.5 years
----------------------------------------------------------------

                                December 31, 1998
----------------------------------------------------------------
     Range of              Number          Weighted Average
  Exercise Prices       Outstanding  Remaining Contractual Life
----------------------------------------------------------------
  $ 8.91 - $12.03          71,712             6.9 years
       17.50               29,723             8.5 years
       31.97               35,501             9.5 years
                          136,936             7.9 years
----------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(14)    COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE-SHEET RISK

      In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, borrow money or act in a fiduciary capacity, which are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these commitments.

      DNB had outstanding standby letters of credit in the amount of approximately $2.6 million and unfunded loan and lines of credit commitments in the amount of approximately $26.6 million at December 31, 1999. Of the $26.6 million, $23.1 million was for variable rate loans and $3.5 million was for fixed rate loans.

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

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $86.4 million.

      Approximately $63.0 million of assets are held by the Bank's Investment Services and Trust Division in a fiduciary or agency capacity. These assets are not assets of DNB, and are not included in the consolidated financial statements.

      DNB is a party to a number of lawsuits arising in the ordinary course of business. While any litigation causes an element of uncertainty, management is of the opinion that the liability, if any, resulting from the actions, will not have a material effect on the accompanying financial statements.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(15) PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of DNB Financial Corporation (parent company only) follows:

Condensed Statements of Financial Condition

                                     December 31
(Dollars in thousands)            1999          1998
----------------------------------------------------------
Assets
  Investment in subsidiary      $20,538       $20,606
----------------------------------------------------------
Total assets                    $20,538       $20,606
----------------------------------------------------------
Liabilities and
  Stockholders' Equity
Liabilities
Dividends payable
  to stockholders                   $--           $--
----------------------------------------------------------
Total liabilities                    --            --
----------------------------------------------------------
Stockholders' Equity
Total stockholders' equity       20,538        20,606
----------------------------------------------------------
Total liabilities and
  stockholders' equity          $20,538       $20,606
----------------------------------------------------------

Condensed Statements of Operations

                                        Year Ended December 31
(Dollars in thousands)              1999         1998          1997
-------------------------------------------------------------------
Income:
   Dividends from subsidiary       $  801       $  707       $  618
   Equity in undistributed
     income of subsidiary           2,031        2,215        2,097
-------------------------------------------------------------------
Net income                         $2,832       $2,922       $2,715
-------------------------------------------------------------------

Condensed Statements of Cash Flows
                                        Year Ended December 31
(Dollars in thousands)             1999           1998           1997
----------------------------------------------------------------------
Cash Flows From
   Operating Activities:
Net income                       $ 2,832        $ 2,922        $ 2,715
Adjustments to reconcile
   net income to
   net cash provided by
   operating activities:
   Equity in undistributed
     income of subsidiary         (2,031)        (2,215)        (2,097)
----------------------------------------------------------------------
Net Cash Provided by
   Operating Activities              801            707            618
----------------------------------------------------------------------
Cash Flows From
   Investing Activities:
Purchase of
   Bank subsidiary stock              (9)            (3)            --
----------------------------------------------------------------------
Net Cash Used In
   Investing Activities               (9)            (3)            --
Cash Flows From
   Financing Activities:
   Dividends paid                   (801)          (707)          (618)
Proceeds from issuance
   of stock under
   Stock Option Plan                   9              3             --
----------------------------------------------------------------------
Net Cash Used in
   Financing Activities             (792)          (704)          (618)
----------------------------------------------------------------------
Net Change in Cash
   and Cash Equivalents              $--            $--            $--
----------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

(16)  REGULATORY MATTERS

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $6.5 million for the year ended December 31, 1999.

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

      Quantitative measures established by regulation to ensure capital adequacy require DNB to maintain certain minimum amounts and ratios as set forth below. Management believes that DNB and the Bank meet all capital adequacy requirements to which they are subject.

      The Bank is considered "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, the Bank must maintain minimum ratios as set forth below. There are no conditions or events since that notification, that management believes would have changed the Bank's category. Actual capital amounts and ratios are presented below.

--------------------------------------------------------------------------------

                                                                                                     To Be Well
                                                                                                  Capitalized Under
                                                                          For Capital             Prompt Corrective
                                                   Actual                Adequacy Purposes        Action Provisions
--------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        Amount      Ratio         Amount      Ratio         Amount      Ratio
--------------------------------------------------------------------------------------------------------------------
December 31, 1999:
   Total risk-based capital                  $24,534     11.74%        $16,724      8.00%        $20,905      10.00%
   Tier 1 capital                             21,890     10.47           8,362      4.00          12,543       6.00
   Tier 1 (leverage) capital                  21,890      7.26          12,085      4.00          15,107       5.00

December 31, 1998:
   Total risk-based capital                  $22,909     12.35%        $14,841      8.00%        $18,552      10.00%
   Tier 1 capital                             20,554     11.08           7,421      4.00          11,131       6.00
   Tier 1 (leverage) capital                  20,554      7.92          10,383      4.00          12,979       5.00
--------------------------------------------------------------------------------------------------------------------

Independent Auditors' Report


[KPMG Letterhead]


The Board of Directors and Stockholders
DNB Financial Corporation:


      We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.



/s/ KPMG LLP
January 14, 2000
Philadelphia, PA

DNB Financial Corporation and Subsidiary


Dnb Financial Corporation

Directors
Robert J. Charles
Chairman

Vernon J. Jameson
Vice Chairman

Thomas R. Greenleaf
William S. Latoff
Joseph G. Riper
Louis N. Teti
Henry F. Thorne
James H. Thornton

Directors Emeritus
Ellis Y. Brown, III
Paul F. DiMatteo
I. Newton Evans, Jr.
Ilario S. Polite

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

Michelle L. Griffith
Assistant Controller

Kenneth R. Kramer
Vice President/Retail Lending

Denise Lindsay
Vice President/Controller

Timothy J. Mahan
Asst. Vice President/
Loan Operations Manager

Debora A. Micka
Vice President/Commercial Lending

Charles S. Moore
Vice President/Commercial Lending

Tracy E. Panati
Asst. Vice President/Human Resources

M. Esther Popjoy
Vice President/Reconcilements

Barry A. Schmidt
Vice President/Commercial Lending and Cash Management

DNB Financial Corporation and Subsidiary







                               [GRAPHIC OMITTED]

Officers Left to Right: Richard L. Bergey, Joseph M. Stauffer, Eileen M. Knott, Henry F. Thorne, Ronald K. Dankanich, Bruce E. Moroney, J. William Erb

                               [GRAPHIC OMITTED]

Directors Left to Right: Robert J. Charles, William S. Latoff, Vernon J. Jameson, James H. Thornton, Henry F. Thorne, Thomas R. Greenleaf, Louis N. Teti, Joseph G. Riper

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

Auditors
KPMG LLP
1600 Market Street
Philadelphia, PA 19103

Counsel
Stradley, Ronon, Stevens and Young, LLP
30 Valley Stream Parkway
Malvern, PA 19355

Registrar and Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016
800-368-5948

Market Makers
F. J. Morrissey & Company, Inc.  800-842-8928
Herzog, Heine, Geduld, Inc.  215-972-0860
Janney Montgomery Scott, Inc.  800-526-6397
Ryan Beck & Company  800-223-8969
Tucker Anthony Cleary Gull  800-456-9234


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
Christine M. Beam
Assistant Vice President and Manager

Kennett Square Office 610-444-4350
C. Ray Cornell
Assistant Vice President and Manager

Lionville Office  610-363-7590
Joseph J. Bucciaglia
Vice President and Manager

Little Washington Office  610-942-3666
John R. Rode
Vice President and Manager

Ludwig's Corner Office  610-458-5100
Anthony Rogevich
Assistant Vice President and Manager

West Goshen Office  610-429-5860
Clifford Purse
Assistant Vice President and Manager

Opening Soon:
Exton Office
(at the former Guernsey Cow Site)
111 East Lincoln Highway
Exton, PA 19341

44