Form 10-K405, Exhibit 13
period 2000-12-31
DNB FINANCIAL CORP /PA/
filed 2001-03-23
CIK 713671

DNB Financial Corporation and Subsidiary


Corporate Profile

     Downingtown National Bank is Chester County's oldest, locally-owned, independent commercial bank. We have been an important part of our community earning Chester County's trust since 1861. We've seen 28 United States presidents, starting with Abraham Lincoln, seven wars and over 51,000 sunrises. Our guiding principle throughout the years has been to do the right thing for our customers.

     We believe in good old-fashioned values: character, integrity, honesty and loyalty . . . yes we're traditional - it's what our customers want, and it's why we've remained independent for 140 years.

     We have a thoughtful approach to making changes that impact our customers - lots of things change and it can be unsettling. Your Bank should be a constant provider of financial services, regardless of changes in markets and technology.

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

18    Market for Common Stock

20    Consolidated Financial Statements and Notes

39    Corporate Information

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Selected Financial Data (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  At or For the Year Ended December 31

                                                      2000          1999          1998          1997          1996
=======================================================================================================================
RESULTS OF OPERATIONS
Interest income                                     $ 23,752      $ 20,500      $ 17,903      $ 16,364      $ 15,162
Interest expense                                      12,790         9,825         8,266         6,984         6,459
-----------------------------------------------------------------------------------------------------------------------
Net interest income                                   10,962        10,675         9,637         9,380         8,703
Provision for loan losses                                 --            --            --            --            --
Non-interest income                                    1,740         1,634         1,506         1,283         1,004
Non-interest expense                                   8,931        8,231          6,969         7,083         6,731
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                             3,771         4,078         4,174         3,580         2,976
-----------------------------------------------------------------------------------------------------------------------
Income tax expense                                     1,063        1,246          1,252           865           658
-----------------------------------------------------------------------------------------------------------------------
Net income                                           $ 2,708       $ 2,832       $ 2,922       $ 2,715       $ 2,318
-----------------------------------------------------------------------------------------------------------------------
PER SHARE DATA*
Basic earnings                                        $ 1.60        $ 1.68        $ 1.74        $ 1.62        $ 1.38
Diluted earnings                                        1.58          1.63          1.67          1.58          1.37
Cash dividends                                          0.50          0.47          0.41          0.36          0.22
Book value                                             13.73         12.20         12.26         10.92          9.65
Weighted average
  Common shares outstanding                        1,691,477     1,683,863     1,680,745     1,680,255     1,680,255

FINANCIAL CONDITION
Total assets                                        $356,670      $301,349      $265,418      $219,451      $207,128
Loans, less unearned income                          191,201       171,456       148,726       129,954       121,573
Allowance for loan losses                              4,917         5,085         5,205         5,281         5,112
Deposits                                             290,791       254,881       225,373       199,237       178,424
Stockholders' equity                                  23,230        20,538        20,606        18,356        16,216

SELECTED RATIOS
Return on average stockholders' equity                 12.64%        13.66%        15.13%        15.77%        15.35%
Return on average assets                                0.83          0.99          1.22          1.29         1.18
Average equity to average assets                        6.60          7.28          8.07          8.21         7.65
Loans to deposits                                      65.75         67.27         65.99         65.22        68.14
Dividend payout ratio                                  30.93         28.07         23.85         22.41        15.63


=======================================================================================================================
* Per share data and shares outstanding have been adjusted for the 2 for 1 stock split in  September  1997 and for the 5% stock  dividends in December of 2000,
  1999, 1998, 1997 and 1996.
=======================================================================================================================

[GRAPHICS OMITTED -BAR CHARTS OF NET INCOME, DEPOSITS AND LOANS, 1996-2000]

                                                                                      Downingtown National Bank [LOGO] 1

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Letter to Shareholders
================================================================================

[GRAPHIC OMITTED - PHOTO OF HENRY F. THORNE]


March 24, 2001


Dear Fellow Shareholder:

     In my Letter to Shareholders last year, I indicated that 2000 would be another challenging one for the Bank. As the year unfolded, it became clearer that unrelenting competition in the marketplace for loans and deposits would put increased pressure on our net interest margin. In addition, the full-year's effect of expenses related to branch expansion and continued implementation of our Technology Plan had an unfavorable impact on earnings. While overall earnings were down approximately 4% from 1999, we believe that we are laying the groundwork for a more diverse and sustainable revenue stream for the future, which is designed to enhance the value of your Bank.

     During 2000, the Bank earned $2.7 million or $1.58 per diluted share, compared to a profit of $2.8 million, or $1.63 per diluted share, in 1999. Our successful business development efforts for both personal and corporate lines of business produced a 16% increase in interest income. Loan demand remained strong throughout the year, and loan growth of 12% helped fuel the increase in interest income. However, competitive pressures caused yields to be lower than we had planned. Loan growth was funded by a robust 14% growth in deposits, which reflected new deposits from our West Goshen and Kennett Square offices. The deposit growth also reflected a marketing strategy of promoting our Premier Money Market Account as an attractive alternative to short term Certificates of Deposit and non-FDIC insured money market investments.

     While we were very pleased with the strong deposit growth, interest expense for these new deposits was high. The good news is that these core deposits provide a more stable funding source, and they should afford many opportunities for cross selling of other Bank services. For the coming year, we plan to moderate the growth in deposits and focus on lowering our cost of funds by changing the deposit mix.

     In addition to the challenge of regaining earnings momentum, 2000 presented the Bank with other challenges as well. The planned opening of our new Exton office ran into unexpected delays. However, we are pleased that the project is back on track, construction is well underway, and we plan to be open for business in the beginning of the third quarter. Our Internet Banking solution, called "e-Access Banking", went "live" on February 20, 2001. We are confident that our efforts have produced an attractive web site that has excellent functionality and ease of use. Early feedback from our customers has been very positive, and



2 Downingtown National Bank [LOGO]

Letter to Shareholders
--------------------------------------------------------------------------------

we plan an ongoing effort to improve the site by adding additional features and benefits.

     Our plan to introduce a variety of non-traditional banking services to our customers became a reality on March 6, 2001 when we completed our initial implementation efforts. A new Bank subsidiary, DNB Financial Services, Inc. -- a Pennsylvania licensed insurance agency, was formed. This new entity will enable us to offer a full range of securities and insurance products, including long-term care and life insurance, annuities, mutual funds, and other personal and business products. In addition, we have developed strategic alliances with the American Financial Group, a well regarded local financial advisor and insurance broker, and Walnut Street Securities, a registered broker-dealer. We have been actively involved for the past several months in the process of licensing and training our staff and in developing targeted marketing programs for the introduction of these exciting new services.

     Earlier in the year, Charles E. Bradford joined the Bank as Director of our Trust and Investment Group. Charlie's strong background in investment management and business development will enable us to grow our wealth management business. We believe there is a great need in our marketplace for the level of high quality, personal service we can bring to a client relationship. The Bank's Trust and Investment Group will emphasize a strong client focus, improved service quality and expert advice through key alliances with well-regarded, local money managers.

     During the summer, we completed our annual strategic planning process, which identified several key strategic objectives that form a framework designed to enhance shareholder value. Going forward, we plan to reduce our reliance on net interest income, in large measure by focusing efforts to grow our wealth management business. We are working to establish a sales and service culture in the Bank that will build on our strengths as a community bank while improving our ability to identify and meet customer needs. We plan to continue our investment in our employees by providing more training and by improving the environment for individual achievement and success. We believe that these steps will enhance our presence throughout Chester County and the value of your investment.

     Shortly before writing this, the Federal Reserve Bank's Open Market Committee lowered interest rates for the second time in 2001. At this point, all indications point to further easing in 2001 in view of the weakening economy and the lowering of consumer confidence. Despite the slow down in the economy, we are beginning the New Year with a great deal of momentum, and we are working hard to produce a great year. Thank you as always for your support. We will continue our efforts to reward your loyalty.



     Sincerely,

     /S/ Henry F. Thorne
     Henry F. Thorne
     President and Chief Executive Officer


                                              Downingtown National Bank [LOGO] 3

Management's Discussion and Analysis
of Financial Condition and Results of Operations


      The following discussion provides an overview of the financial condition and results of operations of DNB Financial Corporation (the "Corporation" or "DNB") and its wholly owned subsidiary, Downingtown National Bank (the "Bank"), a community bank providing personal and business banking as well as trust and investment services. DNB is managed as a single operating segment. This discussion should be read in conjunction with the Corporation's consolidated financial statements presented elsewhere in this annual report.

                              Results of Operations

Summary of Performance

      For the year ended December 31, 2000, DNB reported net income of $2.7 million or $1.58 per share on a diluted basis. This represents a $124,000 or 4% decrease from $2.8 million or $1.63 per share in 1999. Earnings before taxes decreased $307,000 or 8% to $3.8 million from $4.1 million in 1999. For the year ended December 31, 1998, net income was $2.9 million or $1.67 per share, and income before taxes was $4.2 million.

      Interest income grew $3.3 million or 16% to $23.8 million for the year ended December 31, 2000. Significant growth in loans and investments contributed to the increase over the prior year. Interest expense increased $3.0 million or 30% to $12.8 million for the year ended December 31, 2000. Interest bearing liabilities grew by $45.9 million or 19%. Net interest income increased by $287,000 or 3% to $11.0 million in 2000 compared to $10.7 million and $9.6 million in 1999 and 1998, respectively.

      Non-interest income was $1.7 million for the year ended December 31, 2000. Non-interest income for 1999 and 1998 was $1.6 million and $1.5 million, respectively. The $106,000 or 7% increase in 2000 resulted from increased service charges and other fee income.

      Non-interest expense was $8.9 million for the year ended December 31, 2000. This represented a $700,000 or 9% increase from $8.2 million in 1999. Non-interest expense in 1998 was $7.0 million. The significant increase in 2000 can be attributed to increased expenditures in two major categories. DNB's salaries & employee benefits expense increased $478,000 or 11% year over year. This expected increase reflects staff additions for several e-business initiatives as well as the full year's expenses related to branch expansion. Occupancy expenses climbed $103,000 or 20% as a result of a full year's depreciation on several significant hardware and software upgrades that took place throughout 1999 and the full year's impact of two branches opened during 1999.

Net Interest Income

      DNB's earnings performance is primarily dependent upon its level of net interest income, which is the excess of interest revenue over interest expense. Interest revenue includes interest earned on loans (net of interest reversals on non-performing loans), investments, Federal funds sold and interest-earning cash, as well as net loan fee amortization and dividend income. Interest expense includes the interest cost for deposits, FHLB advances, Federal funds purchased and other borrowings.

      During 2000, net interest income increased, on a tax equivalent basis, $329,000 or 3% to $11.2 million, from $10.9 million in 1999. As shown in the Rate/Volume Analysis below, the increase in net interest income during 2000 was due to the positive effects of changes in volume, which was partially offset by the negative effects of rate changes. The increased volume resulted from significant loan, investment and Federal funds growth, which exceeded interest-bearing liability growth by $1.7 million. Average loan balances for 2000 rose $15.1 million and average investment securities rose $21.9 million. The impact from higher volumes of earning assets amounted to an increase of $3.3 million in interest income. Average NOW, money market and savings accounts increased a total of $10.9 million. Average time deposits increased $14.7 million ($8.0 million from deposits over $100,000) and borrowings increased on average $9.4 million (FHLB advances and Federal funds purchased). The net impact on earn-


4 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------

ings of higher volumes of interest-bearing liabilities amounted to $1.7 million, partially offsetting the impact from the increased volume of interest-earning assets. The overall impact of rate changes amounted to a negative $713,000, reflecting strong competition for loans as well as deposits. Rising interest rates also negatively impacted earnings as DNB's deposits repriced earlier while loans and investments lagged. As a result of these rate pressures, DNB experienced declines in both its net interest spread and net interest margin.

      During 1999, net interest income increased, on a tax equivalent basis, $1.2 million or 12% to $10.9 million, from $9.7 million in 1998. As shown in the Rate/Volume Analysis below, the increase in net interest income during 1999 was due to the positive effects of changes in volume, which was partially offset by the negative effects of rate changes. The increased volume resulted from significant loan and investment growth, which exceeded interest-bearing liability growth by $3.0 million, aided in part by an increase in non-interest bearing demand balances of $4.8 million. Average loan balances for 1999 rose
$24.9 million, while average investment securities rose $25.9 million and Federal funds sold were down $8.2 million. The impact from higher volumes of earning assets amounted to an increase of $3.4 million in interest income.
Average NOW, money market and savings accounts increased a total of $21.8 million. Average time deposits increased $7.5 million ($3.0 million from public deposits over $100,000) and borrowings increased on average $10.3 million. The net impact on earnings of higher volumes of interest-bearing liabilities amounted to $1.5 million, partially offsetting the impact from the increased volume of interest-earning assets. The overall impact of rate changes amounted to a negative $624,000.

      The following tables set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 2000 and 1999 (tax-exempt yields and yields on agency-preferred stock that have a 70% divi-


--------------------------------------------------------------------------------

Rate / Volume Analysis
(Dollars in thousands)                                      2000 Versus 1999                    1999 Versus 1998
                                                      ----------------------------------------------------------------
                                                             Change Due To                        Change Due To
                                                       Rate     Volume     Total           Rate      Volume      Total
======================================================================================================================
Interest-earning assets:
Loans                                                 $ (48)    $1,279     $1,231          $(394)    $2,097     $1,703
Investment securities:
   Taxable                                              523      1,272      1,795           (156)     1,103        947
   Tax-exempt                                            (6)        76         70              3        588        591
   Tax-preferred DRD                                     --        135        135             --         --         --
Federal funds sold                                       84        (21)        63            (52)      (420)      (472)
======================================================================================================================
Total                                                 $ 553     $2,741     $3,294          $(599)    $3,368     $2,769
======================================================================================================================

Interest-bearing liabilities:
Time deposits                                         $ 550      $ 823     $1,373          $(239)   $   341    $   102
NOW, money market and savings deposits                  532        350        882            183        655        838
FHLB advances                                           184        492        676              5        539        544
Federal funds purchased                                  --          9          9             --         --         --
Other borrowings                                         --         25         25             76         --         76
======================================================================================================================
Total                                                 1,266      1,699      2,965             25      1,535      1,560
======================================================================================================================
Net interest income                                  $ (713)    $1,042      $ 329          $(624)    $1,833     $1,209
======================================================================================================================


                                                                                    Downingtown National Bank [LOGO] 5

Management's Discussion and Analysis
--------------------------------------------------------------------------------

dend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate). For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume) and (ii) changes in volume (change in volume multiplied by old rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

      The following table provides, for the periods indicated, information regarding: (i) DNB's average balance sheet; (ii) the total dollar amounts of interest income from interest-earning assets and the resulting average yields (tax-exempt yields and yields on agency preferred stock that have a



--------------------------------------------------------------------------------
Average Balances, Rates, and Interest Income and Expense
(Dollars in thousands)

                                                                 Year Ended December 31
                             ----------------------------------------------------------------------------------------------
                                           2000                            1999                          1998
                             ----------------------------------------------------------------------------------------------
                               Average             Yield/      Average             Yield/     Average              Yield/
                               Balance  Interest   Rate        Balance   Interest   Rate      Balance   Interest    Rate
===========================================================================================================================
ASSETS

Interest-earning assets:

Investment securities:
   Taxable                    $112,629   $ 7,641    6.78%     $ 93,441   $ 5,846    6.26%     $ 75,714   $ 4,899     6.47%
   Tax-exempt                   10,502       744    7.08         9,423       674    7.16         1,201        83     6.91
   Tax-preferred DRD             1,677       135    8.05            --        --      --            --        --       --
---------------------------------------------------------------------------------------------------------------------------
Total securities               124,808     8,520    6.83       102,864     6,520    6.34        76,915     4,982     6.48
Federal funds sold               7,114       448    6.30         7,572       385    5.08        15,766       857     5.44
Total loans                    178,190    15,056    8.45       163,053    13,825    8.48       138,171    12,154     8.80
---------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets  310,112    24,024    7.75       273,489    20,730    7.58       230,852    17,993     7.79
Non-interest-earning assets     14,643                          11,376                           8,398
---------------------------------------------------------------------------------------------------------------------------
Total assets                  $324,755                        $284,865                        $239,250
===========================================================================================================================

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   NOW, money market
      and savings deposits    $121,037   $ 4,239    3.50%     $110,180   $ 3,357    3.05%     $ 88,384   $ 2,519     2.85%
   Time deposits               116,465     6,751    5.80       101,741     5,378    5.29        94,247     5,276     5.60
---------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
   deposits                    237,502    10,990    4.63       211,921     8,735    4.12       182,631     7,795     4.27
Federal funds purchased            171         9    5.26            --        --      --            --        --       --
Other borrowings                28,656     1,791    6.25        19,470     1,090    5.60         9,127       471     5.16
---------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
   liabilities                 266,329    12,790    4.80       231,391     9,825    4.25       191,758     8,266     4.31
Demand deposits                 35,390                          31,379                          26,588
Other liabilities                1,604                           1,362                           1,592
Stockholders' equity            21,432                          20,733                          19,312
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity       $324,755                        $284,865                        $239,250
===========================================================================================================================
Net interest income                      $11,234                         $10,905                         $ 9,727
===========================================================================================================================
Interest rate spread                                2.95%                           3.33%                            3.48%
===========================================================================================================================
Net interest margin                                 3.62%                           3.99%                            4.21%
===========================================================================================================================


6 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------


70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate); (iii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iv) net interest income; (v) net interest rate spread; and (vi) net interest margin. Average balances were calculated based on daily balances. Nonaccrual loan balances are included in total loans. Loan fees and costs are included in interest on total loans.

Provision for Loan Losses

      To provide for known and inherent losses in the loan portfolio, DNB maintains an allowance for loan losses. To maintain an adequate allowance, management charges the provision for loan losses against income. There were no provisions made during the three years ended December 31, 2000, since management determined the allowance for loan losses was adequate based on its analysis. Net loan charge-offs were $168,000 in 2000, compared to $120,000 and $76,000 in 1999 and 1998, respectively. The percentage of net charge-offs to total average loans was 0.09%, 0.07% and 0.06% during the same respective periods. Another measure of the adequacy of the allowance is the coverage ratio of the allowance to non-performing loans, which has been in excess of 165% during this three year period. In addition, the ratio of non-performing loans to total loans has steadily declined during the period.

Non-Interest Income

      Total non-interest income includes service charges on deposit products; fees received by DNB's Trust & Investment Group; and other sources of income such as net gains on sales of investment securities and other real estate owned ("OREO") properties. In addition, DNB receives fees for cash management, merchant services, debit cards, safe deposit box rentals, check cashing, lock box services and similar activities.

      Non-interest income was $1.7 million in 2000, compared to $1.6 million in 1999 and $1.5 million in 1998. Service charges on deposit accounts increased $128,000 or 20% to $755,000 in 2000 from $627,000 in 1999 and $515,000 in 1998.
Much of the increase in this category came from non-sufficient funds ("NSF") fees, which rose $90,000, due to an increase in the volume of accounts as well as a concerted effort by management to reduce the percentage of fees waived on deposit account overdrafts. Income from DNB's Trust & Investment Group was $448,000 in 2000, compared to $399,000 in 1999 and $430,000 in 1998. The $49,000
or 12% increase in 2000 was due to a higher volume of commissions earned on estate settlements.

      Other non-interest income declined by $71,000 or 12% to $537,000 for the year ended December 31, 2000, from $608,000 in 1999. Other non-interest income was $556,000 in 1998. DNB recognized net gains of $159,000 and $162,000 on the sales of several OREO properties during 1999 and 1998 respectively, while there were no such sales during 2000. This negative variance was offset by a $41,000 increase in DNB's Visa(R) Debit Card commissions during 2000.

Non-Interest Expense
      Non-interest expense includes salaries & employee benefits, furniture & equipment, occupancy, professional & consulting fees as well as marketing, printing & supplies and other less significant expense items. Non-interest expenses were $8.9 million in 2000, compared to $8.2 million and $7.0 million in 1999 and 1998, respectively. The $700,000 or 9% increase was due to higher levels of expenses in several categories as discussed below.

      Salaries & employee benefits expense totaled $4.7 million in 2000, compared to $4.3 million in 1999 and $3.9 million in 1998. Salary & employee benefits expense for 2000 increased as a result of a full year's staffing for two new branches opened in 1999, several new positions created for e-business initiatives, as well as normal merit increases. The increase in salary & employee benefits expense during 1999 over 1998 resulted from more full-time equivalent employees due to two new branches opened in 1999.

      Furniture & equipment expense includes depreciation, rent, maintenance and miscellaneous purchases of office equipment and furniture.


                                              Downingtown National Bank [LOGO] 7

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Furniture & equipment expense increased $102,000 or 11% to $1.0 million during 2000, compared to $927,000 in 1999 and $711,000 in 1998. The increase in this category during 2000 is attributable to a full year's depreciation on several significant hardware and software upgrades that took place throughout 1999 and the full year's impact of two branches opened during 1999. Furniture, fixtures & equipment and maintenance agreements increased $34,000 and $36,000, respectively. The significant increase in 1999 over 1998 was attributable to new computer hardware & software purchased at the end of 1998 and depreciated for a full year in 1999. Depreciation on this equipment totaled $195,000 and accounted for substantially all of the increase.

      Occupancy expense includes office building depreciation, rent, taxes, maintenance and utilities. Occupancy expense totaled $622,000 in 2000, compared to $519,000 in 1999 and $438,000 in 1998. The increase in this category during 2000 and 1999 related to higher levels of repairs & depreciation for two offices opened in 1999.

      Professional & consulting expense includes fees for legal, audit & accounting and asset/liability management services as well as consulting fees for technology, human resources and other special projects. Professional & consulting expense for 2000 was $533,000, compared to $492,000 in 1999 and $347,000 in 1998. Legal expenses declined $68,000 to $185,000 in 2000 due to fewer one-time legal expenses in 2000 (such as legal advice on new branches or loan workouts). Outside service fees increased $117,000 to $262,000 due to additional expenditures for direct marketing assistance and a decision to outsource loan review. The significant increase in 1999 over 1998 related to costs incurred for legal and other professional services associated with opening new branches during the year, as well as services provided by technology consultants in connection with DNB's equipment upgrade.

      Marketing expense declined $107,000 or 25% to $315,000 in 2000 primarily due to less expenditures for branch openings and human resource recruiting. Marketing expense increased $144,000 to $422,000 for the year ended December 31, 1999, compared to $278,000 in 1998. Marketing increased, generally, due to the addition of the Kennett Square and West Goshen branches. Grand opening celebrations, direct mailings, brochures and general advertising accounted for approximately $74,000, while new employee recruitment amounted to $70,000.

      Printing & supplies declined $5,000 to $278,000 in 2000. This expense increased $115,000 or 68% to $283,000 in 1999, compared to $168,000 in 1998. The significant increase in 1999 was due to expenditures for flyers, posters, mailers and supplies relating to the Kennett Square Branch purchase in March 1999 and the opening of the West Goshen Office in May. In addition, mailings and new brochures relating to the re-alignment of all of DNB's checking products during the second quarter of 1999 contributed to the increase.

      Other expenses include such items as postage, insurance, director fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses increased $88,000 or 7% to $1.4 million in 2000. This compares to $1.3 million and $1.1 million in 1999 and 1998. The increase in 2000 and 1999 relates to the aforementioned technology upgrades and branch expansion. The largest single increase in this category during 1999 was telephone and fax expense which increased $74,000 due to the increased number and higher quality of communication lines required to support the new technology.

Income Taxes

      Income tax expense was $1.1 million in 2000, $1.2 million in 1999 and $1.3 million in 1998. DNB's effective tax rate was 28%, 31%, and 30% for the three years, respectively. The effective tax rates in all years were less than the statutory rate due to the effect of tax exempt income. 2000's rate was also effected by tax credits recognized on a low-income housing limited partnership and DNB's participation in bank-owned life insurance investments.


8 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------

        Financial Condition Analysis

Investment Securities

      DNB's investment portfolio consists of US agency securities, mortgage-backed securities issued by US Government agencies, corporate bonds, collateralized mortgage obligations, asset-backed securities, state and municipal securities, agency and bank stocks, commercial paper and other bonds and notes. In addition to generating revenue, DNB maintains the investment portfolio to manage interest rate risk, provide liquidity, provide collateral for borrowings and to diversify the credit risk of earning assets. The portfolio is structured to maximize DNB's net interest income given changes in the economic environment, its liquidity position and balance sheet mix.

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


-------------------------------------------------------------------------------
Investment Maturity Schedule, Including Weighted Average Yield
(Dollars in thousands)

                                                                          December 31, 2000

                                          Less than                              Over    No Stated
Held to Maturity                            1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total     Yield

=======================================================================================================================
US Government agency obligations               $--     $ 4,000      $7,995     $ 7,810       $--      $19,805    7.52%
Collateralized mortgage obligations             --          --          --      16,047        --       16,047    6.24
US agency mortgage-backed securities           191          40         199       1,731        --        2,161    6.45
Equity securities                               --          --          --          --     3,316        3,316    7.05
Other securities                                --          --          --         999        --          999    6.04
-----------------------------------------------------------------------------------------------------------------------
Total                                        $ 191     $ 4,040      $8,194     $26,587    $3,316      $42,328
=======================================================================================================================
Percent of portfolio                             1%         10%         19%         63%        7%         100%
=======================================================================================================================
Weighted average yield                         3.9%        7.0%        7.7%        6.4%      7.1%         6.8%
=======================================================================================================================

                                          Less than                              Over    No Stated
Available for Sale                          1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total     Yield
=======================================================================================================================
US Government agency obligations            $5,984    $  6,430      $1,602     $13,547       $--      $27,563    6.54%
Corporate bonds                                 --       5,007       1,940      23,498        --       30,445    7.48
State and municipal tax-exempt                  --          --          --       9,724        --        9,724    7.31
US agency mortgage-backed securities           453       1,137          --       3,844        --        5,434    6.82
DRD agency preferred stock                      --          --          --          --     6,020        6,020    8.06
Other securities                                --       1,569       3,382       1,951        --        6,902    6.75
-----------------------------------------------------------------------------------------------------------------------
Total                                       $6,437     $14,143      $6,924     $52,564    $6,020      $86,088
=======================================================================================================================
Percent of portfolio                             7%         16%          8%         62%        7%         100%
=======================================================================================================================
Weighted average yield                         5.3%        6.7%        6.6%        7.4%      8.1%         7.1%
=======================================================================================================================

                                                                                   Downingtown National Bank [LOGO] 9


Management's Discussion and Analysis
--------------------------------------------------------------------------------

Composition of Investment Securities
(Dollars in thousands)                                                         December 31
                                                  ---------------------------------------------------------------------
                                                              2000                                    1999
                                                  ---------------------------------------------------------------------
                                                    Held to           Available             Held to         Available
                                                   Maturity           for Sale              Maturity        for Sale
=======================================================================================================================
US Government agency obligations                    $19,805           $27,563                $14,203        $18,663
Corporate bonds                                          --            30,445                     --         20,493
Collateralized mortgage obligations                  16,047                --                 19,608             --
State and municipal tax-exempt                           --             9,724                     --          8,250
US agency mortgage-backed securities                  2,161             5,434                  2,908         10,810
DRD agency preferred stock                               --             6,020                     --             --
Equity securities                                     3,316                --                  2,965             --
Other securities                                        999             6,902                    999          4,772
-----------------------------------------------------------------------------------------------------------------------
Total                                               $42,328           $86,088                $40,683        $62,988
=======================================================================================================================

--------------------------------------------------------------------------------

      DNB's investment portfolio (HTM and AFS securities) totaled $128.4 million at December 31, 2000, up 24% from $103.7 million at December 31, 1999. The growth in the investment portfolio was funded by increased deposits and borrowings during the year. DNB had investment securities which represented a significant concentration (greater than 10% of stockholders' equity) as follows:

                                           2000
                          ---------------------------------------
                             # of        Amortized    Estimated
(Dollars in thousands)     Securities      Cost      Fair Value
-----------------------------------------------------------------
Private label CMOs             2          $5,500       $5,466
-----------------------------------------------------------------

                                           1999
                          ---------------------------------------
                             # of        Amortized    Estimated
(Dollars in thousands)     Securities      Cost      Fair Value
-----------------------------------------------------------------
Private label CMOs             2          $5,517       $5,485
-----------------------------------------------------------------
Corporate bond                 1           2,950        2,753
-----------------------------------------------------------------

      The table on the previous page and the table above set forth information regarding the composition, stated maturity and average yield of DNB's investment security portfolio as of the dates indicated. The first table does not include amortization or anticipated prepayments on mortgage-backed securities. Callable securities are included at their stated maturity dates.

Loans

      The loan portfolio consists primarily of commercial and residential real estate loans, commercial loans and lines of credit (including commercial construction), and consumer loans. The loan portfolio provides a stable source of interest income, monthly amortization of principal and, in the case of adjustable rate loans, repricing opportunities.

      Net loans were $186.3 million at December 31, 2000, up $19.9 million or 12% from 1999. Commercial mortgage loans increased $9.6 million or 17% to $67.3 million, consumer loans increased $4.5 million or 13% to $39.7 million, and residential loans increased $3.3 million or 8% to $43.2 million. The increase in these portfolios continues to reflect DNB's commitment to commercial and residential development in Chester County and northern Delaware.

      The table on the next page sets forth information concerning the composition of total loans outstanding, net of the allowance for loan losses, as of the dates indicated.

Non-Performing Assets

      Total non-performing assets decreased slightly during 2000, and at December 31, 2000 were $2.0 million compared to $2.1 million at December 31, 1999 and $3.3 million at December 31, 1998. During 1999, nonaccrual loans decreased $1.1 million, while loans 90 days past due and still accruing remained relatively the same and included two loans to a single borrower that are well secured and have demonstrated a sus-



10 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------

tained period of repayment performance. DNB, which has a significant level of commercial, real estate and consumer loans, has worked diligently to improve asset quality and position itself for possible economic downturns in the future by tightening underwriting standards and improving lending policies and procedures. Non-performing assets have, and will continue to have, an impact on earnings, therefore management intends to continue working aggressively to reduce the level of such assets.

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

--------------------------------------------------------------------------------
Total Loans Outstanding, Net of Allowance for Loan Losses

(Dollars in thousands)                                                        December 31
                                                  ---------------------------------------------------------------------
                                                       2000          1999          1998          1997          1996
=======================================================================================================================
Residential mortgage                                $ 43,227      $ 39,873      $ 29,656      $ 20,392      $ 17,658
Commercial mortgage                                   67,302        57,656        51,434        46,130        45,907
Commercial                                            41,000        38,734        35,549        34,966        29,970
Consumer                                              39,672        35,193        32,087        28,466        28,037
-----------------------------------------------------------------------------------------------------------------------
Total loans, net of unearned income                  191,201       171,456       148,726       129,954       121,572
Less allowance for loan losses                        (4,917)       (5,085)       (5,205)       (5,281)       (5,112)
-----------------------------------------------------------------------------------------------------------------------
Net loans                                           $186,284      $166,371      $143,521      $124,673      $116,460
=======================================================================================================================

      The following table sets forth information concerning the contractual maturities of the loan portfolio, net of unearned income and fees. For amortizing loans, scheduled repayments for the maturity category in which the payment is due are not reflected below, because such information is not readily available.

Loan Maturities                                                           December 31, 2000
                                                -----------------------------------------------------------------------
(Dollars in thousands)                            Less than 1 Year     1-5 Years       Over 5 Years         Total
=======================================================================================================================
Real estate                                            $12,310           $38,602          $59,617          $110,529
Commercial                                              39,512             1,477               11            41,000
Consumer                                                 3,912            11,353           24,407            39,672
-----------------------------------------------------------------------------------------------------------------------
Total loans, net of unearned income                     55,734            51,432           84,035           191,201
=======================================================================================================================
Loans with predetermined interest rates                 14,815            22,086           81,731           118,632
Loans with variable interest rates                      40,919            29,346            2,304            72,569
-----------------------------------------------------------------------------------------------------------------------
Total loans, net of unearned income                    $55,734           $51,432          $84,035          $191,201
=======================================================================================================================


                                             Downingtown National Bank [LOGO] 11

Management's Discussion and Analysis
--------------------------------------------------------------------------------

      The table at the bottom of this page sets forth those assets that are: (i) placed on nonaccrual status, (ii) contractually delinquent by 90 days or more and still accruing, (iii) troubled debt restructurings other than those included in items (i) and (ii), and (iv) OREO as a result of foreclosure or voluntary transfer to DNB.

      DNB's Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. Committee members meet to design, implement and review asset recovery strategies which serve to maximize the recovery of each troubled asset. DNB had $8.0 million of loans which, although performing at December 31, 2000, are believed to require increased supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 1999 was $7.9 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.

Allowance for Loan Losses

      The allowance for loan losses is increased by the provision for loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

      In establishing its allowance for loan losses, management considers the size and risk exposure of each segment of the loan portfolio, past loss experience, present indicators of risk such as delinquency rates, levels of nonaccruals, and other relevant factors. Management's evaluation of the loan portfolio generally includes reviews, on a sample basis, of individual borrowers of $350,000 or greater and reviews of problem borrowers of $100,000 or greater. Consideration is also given to examinations performed by regulatory agencies, primarily the Office of the Comptroller of the Currency ("OCC").

      The table on the following page sets forth the changes in DNB's allowance for loan losses for

--------------------------------------------------------------------------------

Non-Performing Assets                                                           December 31
                                                -----------------------------------------------------------------------
(Dollars in thousands)                                  2000          1999          1998          1997          1996
=======================================================================================================================
Nonaccrual loans:
     Residential mortgage                              $ 137           $--         $ 250         $ 676         $ 743
     Commercial mortgage                                 157           361         1,063         1,301         1,315
     Commercial                                          573           674           990           821           650
     Consumer                                            317           292           114           107           187
-----------------------------------------------------------------------------------------------------------------------
Total nonaccrual loans                                 1,184         1,327         2,417         2,905         2,895

Loans 90 days past due and still accruing                609           694           699            70           194
Troubled debt restructurings                              40            --            --            --           184
-----------------------------------------------------------------------------------------------------------------------
Total non-performing loans                             1,833         2,021         3,116         2,975         3,273
Other real estate owned                                  183            83           139           231         1,010
-----------------------------------------------------------------------------------------------------------------------
Total non-performing assets                           $2,016        $2,104        $3,255        $3,206        $4,283
=======================================================================================================================
Asset quality ratios:
Non-performing loans to total loans                     0.96%         1.17%         2.10%         2.29%        2.69%
Non-performing assets to total assets                   0.57          0.69          1.23          1.46         2.07
Allowance for loan losses to:
     Total loans                                        2.56          2.96          3.50          4.06         4.20
     Non-performing loans                             268.10        251.61        167.04        177.51       156.17
     Non-performing assets                            243.90        241.68        159.91        164.72       119.36
=======================================================================================================================


12 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------


the years indicated. Real estate includes both residential and commercial real estate.

      In determining the adequacy of the allowance, DNB utilizes a methodology which includes an analysis of historical loss experience for the commercial real estate, commercial, residential real estate, home equity and consumer installment loan pools to determine a historical loss factor. The historical loss factors are then applied to the current portfolio balances to determine the required reserve percentage for each loan pool based on risk rating. In addition, specific alloca-tions are established for loans where loss is probable and reasonably identifiable, based on management's judgment and an evaluation of the individual credit, which includes various factors mentioned above. The allocated portion of the reserve is then determined as a result of an analysis of the loan pools and specific allocations.

      The table at the bottom of this page sets forth the composition of DNB's allowance for loan losses at the dates indicated. The portion allocated

--------------------------------------------------------------------------------

Analysis of Allowance for Loan Losses
(Dollars in thousands)                                   Year Ended December 31
                                 ----------------------------------------------------------------------
                                        2000         1999          1998          1997          1996
=======================================================================================================
Beginning balance                     $5,085        $5,205        $5,281        $5,112        $5,515
Provisions                                --            --            --            --            --
Loans charged off:
    Real estate                         (138)         (171)          (59)           --          (454)
    Commercial                           (65)          (35)         (233)          (32)          (50)
    Consumer                             (21)          (10)          (11)          (16)          (30)
-------------------------------------------------------------------------------------------------------
Total charged off                       (224)         (216)         (303)          (48)         (534)
-------------------------------------------------------------------------------------------------------

Recoveries:
    Real estate                           13            21           144             1            38
    Commercial                            33            68            71           167            48
    Consumer                              10             7            12            49            45
-------------------------------------------------------------------------------------------------------
Total recoveries                          56            96           227           217           131
-------------------------------------------------------------------------------------------------------
Ending balance                        $4,917        $5,085        $5,205        $5,281        $5,112
=======================================================================================================

Composition of Allowance for Loan Losses
(Dollars in thousands)
                                                                December 31
                         2000                 1999                1998                 1997                1996
                           Percent of            Percent of          Percent of           Percent of          Percent of
                          Loan Type to          Loan Type to        Loan Type to         Loan Type to        Loan Type to
                   Amount  Total Loans   Amount Total Loans  Amount Total Loans   Amount Total Loans  Amount Total Loans
------------------------------------------------------------------------------------------------------------------------
Real estate         $1,449     58%       $1,272     57%      $1,537     54%       $1,104     51%      $1,405     52%
Commercial*          1,555     21         1,275     23        1,192     24         1,220     27          830     25
Consumer               270     21           199     20          185     22           164     22          231     23
Unallocated          1,643     --         2,339     --        2,291     --         2,793     --        2,646     --
-----------------------------------------------------------------------------------------------------------------------
Total               $4,917    100%       $5,085    100%      $5,205    100%       $5,281    100%      $5,112    100%
-----------------------------------------------------------------------------------------------------------------------

*includes commercial construction


                                            Downingtown National Bank [LOGO] 13

Management's Discussion and Analysis
--------------------------------------------------------------------------------

to each category is generally not the total amount available for future losses that might occur within such categories. The allocation of the allowance should also not be interpreted as an indication that charge-offs will occur in these amounts or proportions. The specific allocations in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category. The $696,000 reduction in the unallocated reserve during 2000 can be attributed to the increased concentration in the commercial and commercial mortgage loan categories. Management has also increased the effect given to several of the qualitative risk factors in determining the adequacy of the allowance in light of a slowing economy.

Liquidity and Capital Resources

      Management maintains liquidity to meet depositors' needs for funds, to satisfy or fund loan commitments, and for other operating purposes. DNB's foundation for liquidity is a stable and loyal customer deposit base and a marketable investment portfolio that provides periodic cash flow through regular maturities and amortization, or that can be used as collateral to secure funding. DNB's primary source of liquidity is dependent upon its ability to maintain and expand its customer deposit base. During 2000, deposits increased $35.9 million or 14%.

      As of December 31, 2000, deposits totaled $290.8 million, up from $254.9 million at December 31, 1999. Certificates of deposit increased $12.1 million to $101.8 million and money market accounts increased $11.7 million to $59.2 million. Both money market and certificate categories increased as a result of successful promotions. In addition, IRA accounts and NOW accounts increased a combined $5.4 million. Non-interest bearing deposits increased $7.0 million to $38.9 million, primarily due to a year-end build up of deposits by several business accounts.

      DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia, to meet short-term liquidity needs. Through these relationships, DNB has additional short-term credit available of approximately $74.4 million.

      At December 31, 2000, DNB had $17.1 million in commitments to fund commercial real estate, construction and land development loans. In addition, there were $4.1 million in unfunded home equity lines of credit and $7.4 million in other unused loan commitments. Management

      The following table sets forth the composition of DNB's deposits at the dates indicated.

--------------------------------------------------------------------------------

Deposits By Major Classification
(Dollars in thousands)                                       December 31
                                 ---------------------------------------------------------------------
                                      2000          1999          1998          1997          1996
======================================================================================================
Non-interest-bearing deposits      $ 38,898      $ 31,864      $ 30,001      $ 27,150      $ 26,429
Interest-bearing deposits:
     NOW                             44,450        39,501        37,075        33,387        31,140
     Money market                    59,250        47,517        32,582        19,289        15,550
     Savings                         29,811        30,199        28,321        27,714        28,559
     Certificates                   101,794        89,691        82,424        78,509        63,783
     IRA                             16,588        16,109        14,970        13,188        12,963
------------------------------------------------------------------------------------------------------
Total deposits                     $290,791      $254,881      $225,373      $199,237      $178,424
======================================================================================================



14 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------

anticipates the majority of these commitments will be funded by means of normal cash flows. There are approximately $83.4 million in certificates of deposit scheduled to mature during the twelve months ending December 31, 2001. To meet its funding needs, DNB maintains assets which comprise its primary liquidity totaling $114.3 million on December 31, 2000. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB also anticipates scheduled payments and prepayments on its loan and mortgage-backed securities portfolios.

Interest Rate Sensitivity Analysis
      The largest  component of DNB's total income is net interest  income,  and the majority of DNB's financial instruments are composed of interest rate-sensitive assets and liabilities with various terms and maturities. The primary objective of management is to maximize net interest income while minimizing interest rate risk. Inter-

--------------------------------------------------------------------------------

Interest Rate Sensitivity Analysis
(Dollars in thousands)
                                                                       December 31, 2000
                                 --------------------------------------------------------------------------------------------
                                               More Than    More Than     More Than     More Than     More Than
                                               One Year     Two Years    Three Years   Four Years    Five Years
                                 Under One      Through      Through       Through       Through         and
                                   Year        Two Years   Three Years   Four Years    Five Years   Non-repricing     Total
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks
  and Federal funds sold         $ 16,683          $--         $--             $--         $--      $ 10,669        $ 27,352
Investments                        59,183       17,479      18,723           4,281       4,263        24,487         128,416
Commercial loans                   30,724        3,284       2,859           1,725         632         1,776          41,000
Mortgage loans                     18,998       10,704      16,532           8,835      12,485        42,975         110,529
Consumer loans                      9,468        4,958       4,698           3,982       3,182        13,384          39,672
Other assets                           --           --          --              --          --         9,701           9,701
=============================================================================================================================
Total assets                     $135,056     $ 36,425    $ 42,812         $18,823    $ 20,562      $102,992        $356,670
=============================================================================================================================
LIABILITIES AND EQUITY
Non-interest-bearing demand          $ --         $ --        $ --         $ 6,483     $ 6,484      $ 25,931        $ 38,898
NOW                                18,909        3,649       7,297           3,649       3,649         7,297          44,450
Money market                       53,690        2,780       2,780              --          --            --          59,250
Savings                             8,646        3,279       5,962           2,981       2,981         5,962          29,811
Certificates and IRAs less
  than $100,000                    58,354       17,899      11,720             390         178            81          88,622
Certificates and IRAs at or more
  than $100,000                    25,062        3,119       1,353              --         149            77          29,760
-----------------------------------------------------------------------------------------------------------------------------
Total deposits                    164,661       30,726      29,112          13,503      13,441        39,348         290,791
Borrowings                             --        3,000          --              --      17,000        20,741          40,741
Other liabilities                      --           --          --              --          --         1,908           1,908
Stockholders' equity                   --           --          --              --          --        23,230          23,230
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity     $164,661     $ 33,726    $ 29,112         $13,503    $ 30,441      $ 85,227        $356,670
=============================================================================================================================
Gap                               (29,605)     $ 2,699    $ 13,700         $ 5,320    $ (9,879)     $ 17,765
=============================================================================================================================
Cumulative gap                  $ (29,605)   $ (26,906)  $ (13,206)       $ (7,886)  $ (17,765)          $--
=============================================================================================================================
Cumulative gap to total assets      (8.3%)       (7.5%)      (3.7%)          (2.2%)      (5.0%)
=============================================================================================================================

                                                                                          Downingtown National Bank [LOGO] 15

Management's Discussion and Analysis
--------------------------------------------------------------------------------

est rate risk is derived from timing differences in the repricing of assets and liabilities, loan prepayments, deposit withdrawals, and differences in lending and funding rates. The Asset-Liability Committee ("ALCO") actively seeks to monitor and control the mix of interest rate-sensitive assets and interest rate-sensitive liabilities.

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

      As indicated in the table on the previous page, the one year gap position at December 31, 2000 was a negative 8.3%. This was reduced from a negative gap of 14.3% at December 31, 1999. Generally, a financial institution with a negative gap position will most likely experience decreases in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates.

      The negative gap was due largely to customer preferences for short-term and floating rate deposit products and fixed rate loans which caused interest-rate sensitive liabilities to exceed interest- rate sensitive assets during the earlier time periods presented. While gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the affect of general interest rate movements on DNB's net interest income, due to discretionary repricing of assets and liabilities, and other competitive pressures.

      DNB reports its callable agency, callable corporate notes and callable municipal investments ($57.9 million at December 31, 2000) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable securities provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of an option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

      Included in the analysis of the gap position are certain savings and demand accounts which are less sensitive to fluctuations in interest rates than other interest-bearing sources of funds. In determining the sensitivity of such deposits, management reviews the movement of its deposit rates for the past five years relative to market rates. Using regression analysis, the ALCO has estimated that these deposits are approximately 25-30% sensitive to interest rate changes (i.e., if short term rates were to increase 100 basis points, the interest rate on such deposits would increase 25-30 basis points).

      The table on the previous page sets forth certain information relating to DNB's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing at December 31, 2000.

      The Bank continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing DNB's spread by attracting lower-costing retail deposits.

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

Market Risk Analysis

      To measure the impacts of longer-term asset and liability mismatches beyond two years, DNB


16 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------

utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Results falling outside prescribed ranges require action by the ALCO. At December 31, 2000 and 1999, DNB's variance in the economic value of equity as a percentage of assets with an instantaneous and sustained parallel shift of 200 basis points is within the Bank's negative 3% policy guideline, as shown in the tables below.

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

Market Risk Analysis
(Dollars in thousands)
                                  December 31, 2000
                         ---------------------------------
Change in Rates            Flat     -200 bp     +200 bp
==========================================================
EVPE                      $28,870   $27,205     $23,082
Change                               (1,665)     (5,788)
Change as a % of assets              (0.47%)     (1.62%)
==========================================================


                                  December 31, 1999
                         ---------------------------------
Change in Rates            Flat      -200 bp    +200 bp
==========================================================
EVPE                      $28,232   $33,060     $20,351
Change                                4,828      (7,881)
Change as a % of assets               1.60%      (2.62%)
==========================================================

Capital Resources

      Stockholders' equity increased to $23.2 million at December 31, 2000. Net income of $2.7 million reported for the year was complemented by the net unrealized gain in the available-for-sale investment portfolio ($806,000) and offset by dividends paid ($838,000). Management believes that the Corporation and the Bank have each met the definition of "well capitalized" for regulatory purposes on December 31, 2000. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters -- Footnote 16).

Regulatory Matters

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $6.1 million for the year ended December 31, 2000.

Forward-Looking Statements

      Certain statements in this report, including any which are not statements of historical fact, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Without limiting the foregoing, the words "expect", "anticipate", "plan", "believe", "seek", "estimate", "predict", "internal" and similar words are intended to identify expressions that may be forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those contemplated by such statements. For example,


                                            Downingtown National Bank [LOGO] 17

Management's Discussion and Analysis
--------------------------------------------------------------------------------

actual results may be adversely affected by the following possibilities: (1) competitive pressures among financial institutions may increase; (2) changes in interest rates may reduce banking interest margins; (3) general economic conditions and real estate values may be less favorable than contemplated; (4) adverse legislation or regulatory requirements may be adopted; (5) other unexpected contingencies may arise. Many of these factors are beyond DNB's ability to control or predict. Readers of this report are accordingly cautioned not to place undue reliance on forward-looking statements. DNB disclaims any intent or obligation to update publicly any of the forward-looking statements herein, whether in response to new information, future events or otherwise.

Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended ("SFAS No. 133"). This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, so long as the hedge is effective. Prospective application of SFAS No. 133 is required for all fiscal years beginning after June 15, 2000, however earlier application is permitted. SFAS No. 133 was adopted on January 1, 2001 and there was no impact on operations, financial condition and equity and comprehensive income. DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.

Market for Common Stock

      DNB Financial Corporation's common stock is listed under the symbol "DNBF" on the Over The Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this annual report who are market makers of DNB's common stock. There were approximately 900 stockholders who owned 1.7 million shares of common stock outstanding at December 31, 2000.

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

                           2000               1999
                 ------------------------------------------
                       High     Low      High      Low
===========================================================
First quarter         $15.95  $12.38    $28.57   $26.30
Second quarter         14.29   12.62     26.98    24.49
Third quarter          15.48   12.98     25.40    22.10
Fourth quarter         15.36   14.00     22.22    15.95
===========================================================

      The table on the following page sets forth selected quarterly financial data and earnings per share for the periods indicated. Per share data have been adjusted for the five percent (5%) stock dividends declared in 2000 and 1999.


18 Downingtown National Bank [LOGO]

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Quarterly Financial Data
(Dollars in thousands, except per share data)

                                                     2000                                       1999
                               ----------------------------------------------------------------------------------------
                                     Fourth     Third    Second     First       Fourth     Third    Second     First
                                    Quarter    Quarter   Quarter   Quarter      Quarter   Quarter   Quarter   Quarter
=======================================================================================================================
Interest income                      $6,433    $6,166    $5,698     $5,455       $5,441    $5,232    $5,130     $4,697
Interest expense                      3,675     3,429     2,965      2,721        2,740     2,516     2,350      2,219
-----------------------------------------------------------------------------------------------------------------------
Net interest income                   2,758     2,737     2,733      2,734        2,701     2,716     2,780      2,478
Provision for loan losses                --        --        --         --           --        --        --         --
Non-interest income                     490       438       419        393          382       495       391        366
Non-interest expense                  2,265     2,284     2,232      2,150        2,035     2,198     2,072      1,926
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes              983       891       920        977        1,048     1,013     1,099        918
Income tax expense                      219       266       285        293          280       323       352        291
-----------------------------------------------------------------------------------------------------------------------
Net income                            $ 764     $ 625     $ 635      $ 684        $ 768     $ 690     $ 747      $ 627
-----------------------------------------------------------------------------------------------------------------------
Basic earnings per share             $ 0.45    $ 0.37    $ 0.38     $ 0.40       $ 0.46    $ 0.41    $ 0.44     $ 0.37
Diluted earnings per share             0.45      0.36      0.37       0.40         0.44      0.40      0.43       0.36
-----------------------------------------------------------------------------------------------------------------------
Cash dividends per share             $0.125    $0.125    $0.125     $0.125       $0.117    $0.117    $0.118     $0.118
=======================================================================================================================

                                                                                    Downingtown National Bank [LOGO] 19

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Financial Condition

                                                                          December 31
                                                            ---------------------------------------
                                                                  2000                    1999
===================================================================================================
Assets
Cash and due from banks                                        $ 13,002                $ 11,226
Federal funds sold                                               14,350                   6,304
---------------------------------------------------------------------------------------------------
Cash and cash equivalents                                        27,352                  17,530
---------------------------------------------------------------------------------------------------
Investment securities available for sale, at market value        86,088                  62,988
Investment securities (market value $42,358 in 2000
   and $39,869 in 1999)                                          42,328                  40,683
Loans, net of unearned income                                   191,201                 171,456
Allowance for loan losses                                        (4,917)                 (5,085)
---------------------------------------------------------------------------------------------------
Net loans                                                       186,284                 166,371
---------------------------------------------------------------------------------------------------
Office property and equipment                                     5,889                   5,776
Accrued interest receivable                                       2,580                   1,804
Other real estate owned                                             183                      83
Deferred income taxes                                             1,427                   2,002
Other assets                                                      4,539                   4,112
---------------------------------------------------------------------------------------------------
Total assets                                                   $356,670                $301,349
===================================================================================================
Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                  $ 38,898                $ 31,864
Interest-bearing deposits:
   NOW                                                           44,450                  39,501
   Money market                                                  59,250                  47,517
   Savings                                                       29,811                  30,199
   Time                                                         118,382                 105,800
---------------------------------------------------------------------------------------------------
Total deposits                                                  290,791                 254,881
---------------------------------------------------------------------------------------------------
FHLB advances and other borrowings                               40,741                  23,746
Accrued interest payable                                          1,450                   1,078
Other liabilities                                                   458                   1,106
---------------------------------------------------------------------------------------------------
Total liabilities                                               333,440                 280,811
===================================================================================================
Commitments and contingencies

Stockholders' Equity
Preferred stock, $10.00 par value;
   1,000,000 shares authorized; none issued                          --                      --
Common stock, $1.00 par value;
   10,000,000 shares authorized; 1,691,575 and
   1,609,463 issued and outstanding, respectively                 1,692                   1,609
Surplus                                                          19,676                  18,555
Retained earnings                                                 3,111                   2,429
Accumulated other comprehensive loss                             (1,249)                 (2,055)
---------------------------------------------------------------------------------------------------
Total stockholders' equity                                       23,230                  20,538
---------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                     $356,670                $301,349
===================================================================================================

See accompanying notes to consolidated financial statements.


20 Downingtown National Bank [LOGO]

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations

                                                                           Year Ended December 31
                                                           --------------------------------------------------
                                                                  2000              1999            1998
=============================================================================================================
Interest Income:
Interest and fees on loans                                      $15,057           $13,825          $12,092
Interest and dividends on investment securities:
  Taxable                                                         7,735             5,846            4,898
  Exempt from Federal taxes                                         512               445               56
Interest on Federal funds sold                                      448               384              857
-------------------------------------------------------------------------------------------------------------
Total interest income                                            23,752            20,500           17,903
-------------------------------------------------------------------------------------------------------------
Interest Expense:
Interest on NOW, money market and savings                         4,239             3,357            2,519
Interest on time deposits                                         6,751             5,378            5,276
Interest on FHLB advances                                         1,690             1,014              470
Interest on other borrowings                                        110                76                1
-------------------------------------------------------------------------------------------------------------
Total interest expense                                           12,790             9,825            8,266
-------------------------------------------------------------------------------------------------------------
Net interest income                                              10,962            10,675            9,637
Provision for loan losses                                            --                --               --
-------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses              10,962            10,675            9,637
-------------------------------------------------------------------------------------------------------------
Non-interest Income:
Service charges                                                     755               627              515
Trust                                                               448               399              430
Gains on sales of investment securities                              15                --                5
Other                                                               522               608             556
-------------------------------------------------------------------------------------------------------------
Total non-interest income                                         1,740             1,634            1,506
-------------------------------------------------------------------------------------------------------------
Non-interest Expense:
Salaries and employee benefits                                    4,732             4,254            3,911
Furniture and equipment                                           1,029               927              711
Occupancy                                                           622               519              438
Professional and consulting                                         533               492              347
Marketing                                                           315               422              278
Printing and supplies                                               278               283              168
Other                                                             1,422             1,334            1,116
-------------------------------------------------------------------------------------------------------------
Total non-interest expense                                        8,931             8,231            6,969
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                        3,771             4,078            4,174
Income tax expense                                                1,063             1,246            1,252
-------------------------------------------------------------------------------------------------------------
Net Income                                                      $ 2,708           $ 2,832          $ 2,922
=============================================================================================================
Earnings per share:
   Basic                                                          $1.60             $1.68            $1.74
   Diluted                                                         1.58              1.63             1.67
Cash dividends per share                                          $0.50             $0.47            $0.41
Weighted average common shares outstanding:
   Basic                                                      1,691,477         1,683,863        1,680,745
   Diluted                                                    1,714,062         1,740,615        1,754,465
=============================================================================================================

See accompanying notes to consolidated financial statements.

                                            Downingtown National Bank [LOGO] 21

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                                                              Accumulated
                                                                                                Other
                                    Comprehensive       Common                    Retained   Comprehensive
                                        Income           Stock        Surplus     Earnings   Income (Loss)     Total
-----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                               $1,449       $14,610      $ 2,276          $ 21      $18,356
Comprehensive Income:
   Net income                           $ 2,922              --            --        2,922            --        2,922
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments         32              --            --           --            32           32
                                        -------
Total comprehensive income                2,954
Cash dividends                                               --            --         (697)           --         (697)
Issuance of stock dividends                                  72         2,222       (2,294)           --           --
Cash payment for fractional shares                           --            --          (10)           --          (10)
Exercise of stock options                                     3             7           (7)           --            3
Transfer to surplus                                          --           266         (266)           --           --
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                              1,524        17,105        1,924            53       20,606
Comprehensive Income:
   Net income                             2,832              --            --        2,832            --        2,832
   Other comprehensive income,
     net of tax, relating to net
     unrealized losses on investments    (2,108)             --            --           --        (2,108)      (2,108)
                                        -------
Total comprehensive income                  724
Cash dividends                                               --            --         (795)           --         (795)
Issuance of stock dividends                                  76         1,450       (1,526)           --           --
Cash payment for fractional shares                           --            --           (6)           --           (6)
Exercise of stock options                                     9            --           --            --            9
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                              1,609        18,555        2,429        (2,055)      20,538
Comprehensive Income:
   Net income                             2,708              --            --        2,708            --        2,708
    Other comprehensive income,
     net of tax, relating to net
     unrealized losses on investments       806              --            --           --           806          806
                                        -------
Total comprehensive income                3,514
Cash dividends                                               --            --         (838)           --         (838)
Issuance of stock dividends                                  80         1,103       (1,183)           --           --
Cash payment for fractional shares                           --            --           (5)           --           (5)
Exercise of stock options                                     3            18           --            --           21
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                             $1,692       $19,676      $ 3,111       $(1,249)     $23,230
=======================================================================================================================

See accompanying notes to consolidated financial statements.


22 Downingtown National Bank [LOGO]

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows

                                                                                    Year Ended December 31
                                                                     --------------------------------------------------
                                                                               2000            1999            1998
=======================================================================================================================
Cash Flows From Operating Activities:
Net income                                                                  $  2,708         $ 2,832         $ 2,922
Adjustments to reconcile net income to net cash
   provided by operating activities:
         Depreciation, amortization and accretion                                702             821             750
         Gains on sale of OREO                                                    --            (159)           (162)
         Net gain on sale of securities                                          (15)             --              (5)
         Increase in interest receivable                                        (776)           (134)            (86)
         Increase in other assets                                               (427)         (2,350)           (396)
         Increase in interest payable                                            372             176              71
         Increase (decrease) in current taxes payable                             13            (137)            (89)
         Decrease (increase) in deferred income taxes                            198              26             (75)
         (Decrease) increase in other liabilities                               (663)            706            (401)
=======================================================================================================================
Net Cash Provided By Operating Activities                                      2,112           1,781           2,529
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from maturities and paydowns - AFS securities                         4,175           1,554           6,353
Proceeds from maturities and paydowns - HTM securities                         8,418          13,180          38,450
Proceeds from maturities & paydowns-MBS-AFS                                    3,779           2,550           2,248
Proceeds from maturities & paydowns-MBS-HTM                                      743           1,965           1,727
Purchase of AFS securities                                                   (42,273)        (17,887)        (42,388)
Purchase of HTM securities                                                   (10,869)         (5,567)        (20,514)
Purchase of MBS-AFS                                                               --          (6,838)             --
Purchase of MBS-HTM                                                               --          (3,011)        (17,475)
Proceeds from sale of securities-AFS                                          12,466              --           1,996
Proceeds from sale of OREO                                                        --             683             542
Net increase in loans                                                        (20,012)        (23,319)        (19,135)
Purchase of bank property and equipment                                         (800)         (1,854)         (1,326)
-----------------------------------------------------------------------------------------------------------------------
Net Cash Used By Investing Activities                                        (44,373)        (38,544)        (49,522)
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net increase in deposits                                                      35,910          29,508          26,136
Increase in FHLB advances greater than ninety days                            17,000           5,000          18,000
(Decrease) increase in lease obligations                                          (5)            746              --
Dividends paid                                                                  (838)           (801)           (707)
Proceeds from issuance of stock under stock option plan                           16               9               3
-----------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                                     52,083          34,462          43,432
-----------------------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                                        9,822          (2,301)         (3,561)
Cash and Cash Equivalents at Beginning of Period                              17,530          19,831          23,392
-----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                                   $27,352         $17,530         $19,831
=======================================================================================================================
Supplemental Disclosure Of Cash Flow Information:
Cash paid during the period for:
   Interest                                                                  $12,418         $ 9,649         $ 8,195
   Income taxes                                                                  825           1,357           1,417
Supplemental Disclosure Of Non-cash Flow Information:
Net transfer of loans to OREO                                                   $ 99           $ 469           $ 332
Change in unrealized gains (losses) on securities - AFS                        1,184          (3,098)             48
Change in deferred taxes due to change in unrealized
gains or losses on securities - AFS                                             (378)            990             (16)
=======================================================================================================================

See accompanying notes to consolidated financial statements.

                                            Downingtown National Bank [LOGO] 23

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

      The consolidated financial statements of DNB and its subsidiary, the Bank, which together are managed as a single segment entity, are prepared in accordance with accounting principles generally accepted in the United States of America, as applicable to the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect revenues and expenses for the period. Actual results could differ significantly from those estimates.

      The material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the adequacy of the allowance for loan losses and the valuation of other real estate owned. In connection with the determination of the allowance for losses on loans and other real estate owned, independent appraisals for significant properties are obtained when practical.

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

      Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 2000 and 1999 was approximately $1.7 million and $1.2 million, respectively.

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

         Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 2000, 1999, or 1998.

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


24 Downingtown National Bank [LOGO]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

      Allowance for Loan Losses -- The allowance for loan losses ("allowance") is based on a periodic evaluation of the portfolio and is maintained at a level that management considers adequate to absorb known and inherent losses in the portfolio. Management considers a variety of factors when establishing the allowance, recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of detailed loan reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral, and other relevant factors. While management utilizes the latest available information to determine the likelihood for losses on loans, future additions to the allowance may be necessary based on changes in economic conditions as well as adverse changes in the financial condition of borrowers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require DNB to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. The allowance is increased by the provision for loan losses, which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

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



                                            Downingtown National Bank [LOGO] 25

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

      Earnings Per Share -- Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from the conversion of common stock equivalents and is computed using the treasury stock method. Earnings per share, dividends per share and weighted average shares outstanding have been adjusted to reflect the effects of the 5% stock dividends paid in December 2000, 1999 and 1998 and the September 1997 two-for-one stock split, effected in the form of a 100% dividend.

      Trust Assets -- Assets held by DNB in fiduciary or agency capacities are not included in the consolidated financial statements since such items are not assets of DNB. Operating income and expenses of the DNB's Trust & Investment Group are included in the consolidated statements of operations and are recorded on an accrual basis.

      Statements of Cash Flows -- For purposes of the statements of cash flows, DNB considers cash in banks, amounts due from banks, and Federal funds sold to be cash equivalents. Generally, Federal funds are sold for one-day periods.

      Recent Accounting Pronouncements -- In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended ("SFAS No. 133"). This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, so long as the hedge is effective. Prospective application of SFAS No. 133 is required for all fiscal years beginning after June 15, 2000, however earlier application is permitted. SFAS No. 133 was adopted on January 1, 2001 and there was no impact on operations, financial condition and equity and comprehensive income. DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.


26 Downingtown National Bank [LOGO]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(2)   INVESTMENT SECURITIES

      Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

                                                                            December 31, 2000
                                                    -------------------------------------------------------------------
                                                           Amortized      Unrealized       Unrealized       Estimated
Held to Maturity                                              Cost           Gains           Losses        Fair Value
=======================================================================================================================
US Government agency obligations                             $19,805          $182            $ (21)         $19,966
Collateralized mortgage obligations                           16,047            19             (118)          15,948
US agency mortgage-backed securities                           2,161             3              (26)           2,138
Equity securities                                              3,316            --               --            3,316
Other securities                                                 999            --               (9)             990
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $42,328          $204           $ (174)         $42,358
=======================================================================================================================

                                                    -------------------------------------------------------------------
                                                           Amortized       Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
-----------------------------------------------------------------------------------------------------------------------
US Government agency obligations                             $27,501          $104            $ (42)         $27,563
US agency mortgage-backed securities                           5,417            36              (19)           5,434
State and municipal tax-exempt                                10,146            --             (422)           9,724
Corporate bonds                                               31,893           129           (1,577)          30,445
DRD agency preferred stock                                     6,014             8               (2)           6,020
Other securities                                               6,956             1              (55)           6,902
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $87,927          $278          $(2,117)         $86,088
=======================================================================================================================

                                                                            December 31, 1999
                                                    -------------------------------------------------------------------
                                                           Amortized       Unrealized      Unrealized      Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
-----------------------------------------------------------------------------------------------------------------------
US Government agency obligations                             $14,203          $ 10         $   (375)         $13,838
Collateralized mortgage obligations                           19,608            --             (368)          19,240
US agency mortgage-backed securities                           2,908             2              (54)           2,856
Equity securities                                              2,965            --               --            2,965
Other securities                                                 999            --              (29)             970
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $40,683          $ 12         $   (826)         $39,869
=======================================================================================================================

                                                    -------------------------------------------------------------------
                                                           Amortized       Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
-----------------------------------------------------------------------------------------------------------------------
US Government agency obligations                             $18,920          $ --           $ (257)         $18,663
US agency mortgage-backed securities                          10,903            16             (109)          10,810
State and municipal tax-exempt                                 9,629            --           (1,379)           8,250
Corporate bonds                                               21,548           206           (1,261)          20,493
Other securities                                               5,011            --             (239)           4,772
-----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $66,011          $222          $(3,245)         $62,988
=======================================================================================================================


                                                                                    Downingtown National Bank [LOGO] 27

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      The amortized cost and estimated fair value of investment securities as of December 31, 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                             Investment Securities              Investment Securities
                                                               Held to Maturity                  Available for Sale
                                                      -----------------------------------------------------------------
                                                          Amortized         Estimated      Amortized        Estimated
(Dollars in thousands)                                       Cost          Fair Value         Cost         Fair Value
-----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                        $ 191          $ 191          $ 6,450         $ 6,437
Due after one year through five years                          4,040          4,042           14,086          14,143
Due after five years through ten years                         8,194          8,324            6,947           6,924
Due after ten years                                           26,587         26,485           54,430          52,564
No stated maturity                                             3,316          3,316            6,014           6,020
      Total investment securities                            $42,328        $42,358          $87,927         $86,088

      DNB sold $12.5 million and $2.0 million of securities from the AFS portfolio during 2000 and 1998. No securities were sold during 1999. Gains and losses from sales of investment securities were as follows:

                             Year Ended December 31
                         ----------------------------------
(Dollars in thousands)     2000       1999       1998
-----------------------------------------------------------
Gross realized gains       $ 56       $--        $ 5
Gross realized losses        41        --         --
-----------------------------------------------------------
Net realized gain          $ 15       $--        $ 5
===========================================================

      At December 31, 2000 and 1999, investment securities with a carrying value of approximately $39.3 million and $32.6 million, respectively, were pledged to secure public funds and for other purposes as required by law.

(3)   LOANS
                                    December 31
                          -----------------------------
(Dollars in thousands)        2000            1999
=======================================================
Residential mortgage        $ 43,227        $ 39,873
Commercial mortgage           67,302          57,656
Commercial                    41,000          38,734
Consumer                      39,672          35,193
-------------------------------------------------------
Total loans                  191,201         171,456
-------------------------------------------------------
Less allowance for
   loan losses                (4,917)         (5,085)
-------------------------------------------------------
Net loans                   $186,284        $166,371
=======================================================

      Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $1.2 million, $1.3 million and $2.4 million as of December 31, 2000, 1999 and 1998, respectively, were on a nonaccrual basis. DNB also had loans of approximately $609,000, $694,000 and $700,000 that were more than 90 days delinquent, but still accruing as of December 31, 2000, 1999 and 1998, respectively. If contractual interest income had been recorded on nonaccrual loans, interest would have been increased as shown in the following table:

                             Year Ended December 31
                          -------------------------------
(Dollars in thousands)      2000       1999      1998
=========================================================
Interest income which
   would have been
   recorded under
   original terms           $ 98       $105      $194
Interest income recorded
    during the year          (21)       (21)      (92)
---------------------------------------------------------
Net impact on
   interest income          $ 77       $ 84      $102
=========================================================

      DNB had $8.0 million of loans which, although performing at December 31, 2000, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non-performing assets in future periods. There were $7.9 million of such loans at December 31, 1999. The majority of the loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.


28 Downingtown National Bank [LOGO]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Although DNB has a significant concentration of residential and commercial mortgage loans collateralized by first mortgage liens located in Chester County, DNB has no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans at December 31, 2000, except for loans of approximately $24.8 million relating to local multi-unit office buildings and $28.1 million to the HealthCare sector. DNB also had loans of approximately $16.5 million to local residential real estate developers at December 31, 2000.

(4)   ALLOWANCE FOR LOAN LOSSES

      Changes in the allowance for loan losses, for the years indicated, are as follows:

                             Year Ended December 31
                        ----------------------------------
(Dollars in thousands)      2000       1999      1998
==========================================================
Beginning balance          $5,085     $5,205    $5,281
Provisions                     --         --        --
Loans charged off            (224)      (216)     (303)
Recoveries                     56         96       227
----------------------------------------------------------
Net charge-offs              (168)      (120)      (76)
----------------------------------------------------------
Ending balance             $4,917     $5,085    $5,205
==========================================================

      At December 31, 2000, 1999 and 1998, DNB had impaired loans with total recorded investments of $651,000, $715,000 and $1.7 million and an average recorded investments of $693,000, $1.0 million and $1.6 million for the years ended December 31, 2000, 1999 and 1998. Total cash collected on impaired loans was credited to the outstanding principal balance in the amounts of $25,000, $113,000 and $68,000 during the years ended December 31, 2000, 1999 and 1998. No interest income was recorded on such loans during the three years ended December 31, 2000.

(5)   OFFICE PROPERTY AND EQUIPMENT
                                                   December 31
                          --------------------------------------------
                               Estimated
(Dollars in thousands)        Useful Lives       2000       1999
======================================================================
Land                                            $ 935       $ 935
Buildings                      25-33 years      4,905       4,853
Furniture, fixtures
   and equipment                5-20 years      6,800       6,157
----------------------------------------------------------------------
Total cost                                     12,640      11,945
Less accumulated
   depreciation                                (6,751)     (6,169)
----------------------------------------------------------------------
Office property and
   equipment, net                             $ 5,889     $ 5,776
======================================================================

      Amounts charged to operating expense for depreciation for the years ended December 31, 2000, 1999 and 1998 amounted to $687,000, $637,000 and $412,000 respectively.

(6)   DEPOSITS

      Included in interest-bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities were as follows:

                                       December 31
                                -------------------------
(Dollars in thousands)              2000          1999
=========================================================
Three months or less              $10,118      $ 8,985
Over three through six months       8,934        12,671
Over six through twelve months      6,419        2,585
Over one year through two years     4,184        1,814
Over two years                        106        1,324
---------------------------------------------------------
Total                             $29,761      $27,379
=========================================================

(7)  FHLB ADVANCES AND SHORT TERM BORROWED FUNDS
      DNB's short-term borrowed funds consist of Federal funds purchased and repurchase agreements. Federal funds purchased generally represent one-day borrowings. Securities sold under repurchase agreements represent overnight borrowings that are secured by U.S. Agency securities. DNB had an average of $171,000 outstanding in short-term borrowed funds during 2000, and no such borrowings during 1999.

      In  addition  to  Federal  funds   purchased,   DNB  maintains   borrowing
arrangements with a correspondent  bank and the Federal Home Loan Bank


                                            Downingtown National Bank [LOGO] 29

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(FHLB) of Pittsburgh. As of September 30, 2000 DNB has a maximum borrowing capacity at the FHLB of approximately $106.9 million. All advances were convertible term advances, which mature at various dates through the year ended December 31, 2010, as shown in the table below. Advances are callable, at the FHLB's option, at various dates starting on January 31, 2001 and ending on October 20, 2004. If an advance is called by the FHLB, DNB has the option of repaying the borrowing, or it may continue to borrow at three month Libor plus 10-14 basis points. FHLB advances are collateralized by a pledge of the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.


                          -------------------------------
(Dollars in thousands)            December 31, 2000
=========================================================
Due by                        Weighted
December 31st               Average Rate       Amount
=========================================================
2005                            5.78%         $ 3,000
Thereafter                      6.04           37,000
---------------------------------------------------------
Total                           6.02%         $40,000
=========================================================

(8)  CAPITAL LEASE OBLIGATIONS

      Included in other borrowings is a long-term capital lease agreement, which relates to DNB's West Goshen branch. As of December 31, 2000 the branch has a carrying amount of $694,000, net of accumulated depreciation of $56,000, and is included in the balance of office properties and equipment in the accompanying statements of financial condition. The following is a schedule of the future minimum lease payments, together with the present value of the net minimum lease payments, as of December 31, 2000:

(Dollars in thousands)                      -----------
Year ending December 31                       Amount
=======================================================
2001                                           $ 79
2002                                             81
2003                                             84
2004                                             86
2005                                             89
Thereafter                                    1,887
=======================================================
Total minimum lease payments                  2,306
Less amount representing interest            (1,565)
=======================================================
Present value of net minimum lease payments   $ 741
=======================================================

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

   Cash, Federal Funds Sold and Investment Securities
      The carrying amounts for short-term investments (cash and Federal funds sold) approximates fair value. The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amount of non-readily marketable equity securities approximates liquidation value.

   Loans
      Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial mortgages, residential mortgages, consumer and student loans, and nonaccrual loans.

      The fair value of performing loans is calculated by discounting expected cash flows using an


30 Downingtown National Bank [LOGO]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


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

   Deposits and Borrowings
      The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 2000 and 1999. The fair values of certificates of deposit and borrowings are based on the present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace and rates currently being offered for borrowings of similar maturities.

   Off-balance-sheet Instruments
      Off-balance-sheet instruments are primarily comprised of loan commitments which are generally priced at market at the time of funding. Fees on commitments to extend credit and standby letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments. At December 31,
2000 and 1999, loan commitments were $28.6 million and $26.6 million, respectively. Stand-by letters of credit were $5.8 million and $2.6 million at December 31, 2000 and 1999, respectively.

      The following tables summarize information for all on-balance-sheet financial instruments.

                                                     December 31
                                       2000                               1999
----------------------------------------------------------------------------------------------
                                                Estimated                         Estimated
                             Carrying             Fair           Carrying            Fair
(Dollars in thousands)        Amount             Value            Amount             Value
==============================================================================================
Financial assets
Cash and Federal
  funds sold                 $ 27,352          $ 27,352          $ 17,530          $ 17,530
Investment
  securities, AFS              86,088            86,088            62,988            62,988
Investment
  securities, HTM              42,328            42,358            40,683            39,869
Net loans                     186,284           184,875           166,371           163,710
Accrued interest
  receivable                    2,580             2,580             1,804             1,804

Financial liabilities
Deposits                      290,791           291,365           254,881           254,862
Borrowings                     40,741            42,729            23,746            23,461
Accrued interest payable        1,450             1,450             1,078             1,078
==============================================================================================

(10)  FEDERAL INCOME TAXES
      Income tax expense was comprised of the following:

                                          Year Ended December 31
(Dollars in thousands)                  2000      1999          1998
-----------------------------------------------------------------------
Current tax expense                    $ 865     $1,220        $1,327
Deferred income tax
  expense (benefit)                      198         26           (75)
-----------------------------------------------------------------------
Income tax expense                    $1,063     $1,246        $1,252
-----------------------------------------------------------------------

      The effective income tax rates of 28% for 2000, 31% for 1999 and 30% for 1998 were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                                          Year Ended December 31
                                   ---------------------------------
(Dollars in thousands)                  2000      1999      1998
====================================================================
Federal income taxes
  at statutory rate                   $1,282     $1,386    $1,419
Decrease resulting from:
  Low income housing credits             (24)        --        --
  Tax-exempt interest income            (160)      (147)      (58)
  Bank owned life insurance              (20)        --        --
  Other, net                             (15)         7      (109)
--------------------------------------------------------------------
Income tax expense                    $1,063     $1,246    $1,252
====================================================================



                                            Downingtown National Bank [LOGO] 31

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                      December 31
                                -----------------------
(Dollars in thousands)            2000         1999
=======================================================
Deferred tax assets:
   Allowance for loan losses     $1,672      $1,572
   Valuation adjustment for
     debt securities                590         968
   Other                             99         222
-------------------------------------------------------
   Total gross deferred
     tax assets                   2,361       2,762

Deferred tax liabilities:
   Depreciation                    (210)       (120)
   Pension expense                 (412)       (407)
   Tax bad debt reserve            (142)       (142)
   Other                           (170)        (91)
-------------------------------------------------------
   Total gross deferred
     tax liabilities               (934)       (760)
-------------------------------------------------------
Net deferred tax asset           $1,427      $2,002
=======================================================

      Based upon DNB's current and historical tax history and the anticipated level of future taxable income, management believes the existing net deferred tax asset will, more likely than not, be realized based on future taxable income.

(11)  EARNINGS PER SHARE

      Options to purchase 28,531 shares of common stock at $16.67 per share have been out-standing since June 30, 1997, but were not included in the computation of diluted EPS for 2000 because these options were anti-dilutive during such period. The options, which expire on June 30, 2007 were still outstanding at December 31, 2000.

      Options to purchase 32,281 shares of common stock in 2000 and 33,847 shares of common stock in 1999 at $30.45 per share have been outstanding since June 30, 1998, but were not included in the computation of diluted EPS for 2000 and 1999 because these options were anti-dilutive during such periods. The options, which expire on June 30, 2008 were still outstanding at December 31, 2000.

      Also, options to purchase 27,065 shares of common stock in 2000 and 28,329 shares of common stock in 1999 at $24.49 per share have been outstanding since June 30, 1999, but were not included in the computation of diluted EPS for 2000 and 1999 because these options were anti-dilutive during such periods. These options which expire on June 30, 2009 were still outstanding at December 31, 2000.

(11)  EARNINGS PER SHARE

      The following is a reconcilement of net income and the weighted average number of shares outstanding for basic and diluted EPS:

                                                              Year Ended December 31
                          --------------------------------------------------------------------------------------------
                                       2000                             1999                           1998
                          --------------------------------------------------------------------------------------------
                            Income    Shares    Amount        Income   Shares   Amount        Income  Shares    Amount
======================================================================================================================
Basic EPS
  Income available to
   common stockholders      $2,708     1,691     $1.60        $2,832   1,684    $1.68         $2,922   1,681     $1.74
  Effect of dilutive common
   stock equivalents -
   stock options                --        23      0.02            --      57     0.05             --      73      0.07
-----------------------------------------------------------------------------------------------------------------------
Diluted EPS
  Income available to
   common stockholders
   after assumed
   conversions               2,708     1,714     $1.58        $2,832   1,741    $1.63         $2,922   1,754     $1.67
======================================================================================================================




32 Downingtown National Bank [LOGO]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(12) OTHER COMPREHENSIVE INCOME
      The tax effects allocated to each component of "Other Comprehensive Income" are as follows:

                                     ------------------------------------
                                          Tax
                                       Before-Tax  (Expense)  Net-of-Tax
(Dollars in thousands)                   Amount     Benefit     Amount
=========================================================================
Year Ended
  December 31, 2000:
Unrealized gains on securities:
Unrealized holding gains
  arising during the period             $ 1,199      $(383)     $ 816
Less reclassification for gains
  included in net income                    (15)         5        (10)
=========================================================================
Other Comprehensive Income              $ 1,184      $(378)     $ 806
=========================================================================

Year Ended
  December 31, 1999:
Unrealized losses on securities:
Unrealized holding losses
  arising during the period             $(3,098)     $ 990    $(2,108)
Less reclassification for losses
  included in net income                     --         --         --
-------------------------------------------------------------------------
Other Comprehensive Income              $(3,098)     $ 990    $(2,108)
=========================================================================

Year Ended
  December 31, 1998:
Unrealized gains on securities:
Unrealized holding gains
  arising during the period                $ 53      $ (18)      $ 35
Less reclassification for gains
  included in net income                     (5)         2         (3)
-------------------------------------------------------------------------
Other Comprehensive Income                 $ 48      $ (16)      $ 32
=========================================================================

(13) BENEFIT PLANS

Pension Plan

      Qualified - The Bank maintains a pension plan (the "Plan") covering all employees, including officers, who have been employed for one year and have attained 21 years of age. Prior to May 1, 1985, an individual must have attained the age of 25 and accrued one year of service. The Plan provides pension benefits to eligible retired employees at 65 years of age equal to 1.5% of their average monthly pay multiplied by their years of accredited service. The accrued benefit is based on the monthly average of their highest five consecutive years of their last ten years of service.

      The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 2000 and 1999 and amounts recognized in DNB's consolidated financial statements at December 31, 2000 and 1999:

                                                    December 31
                                           -----------------------------
(Dollars in thousands)                         2000             1999
========================================================================
Actuarial present value of
   benefit obligation:
Vested benefit obligation                    $(3,955)         $(3,896)
------------------------------------------------------------------------
Accumulated benefit obligation                (4,037)          (3,956)
------------------------------------------------------------------------
Projected benefit obligation                  (4,427)          (4,408)
Plan assets at fair value                      6,243            5,849
------------------------------------------------------------------------
Projected benefit obligation
   over plan assets                            1,816            1,441
Unrecognized net asset at
   January 1, 1987 being
   amortized over 17 years                       (75)             (94)
Unrecognized net (gain) loss                    (523)            (137)
------------------------------------------------------------------------
Prepaid pension cost
   included in other assets                  $ 1,218          $ 1,210
========================================================================

      Net periodic pension (benefit) costs for the years indicated include the following components:

                                           Year Ended December 31
                                    ----------------------------------
(Dollars in thousands)                   2000       1999      1998
======================================================================
Service cost-benefits earned
  during the period                     $ 199      $ 183     $ 180
Interest cost on projected
  benefit obligation                      302        297       296
Actual return on
  plan assets                            (563)      (230)     (103)
Asset gain (loss)                          74       (247)     (361)
Amortization of
  unrecognized net asset
  at transition                           (19)       (19)      (18)
Amortization of
  unrecognized net loss
  after transition                         --         --        --
----------------------------------------------------------------------
Net pension benefit                      $ (7)     $ (16)     $ (6)
======================================================================
Assumptions used:
  Discount rate                          7.00%      7.00%     7.00%
  Rate of increase in
   compensation level                    5.00       5.00      5.00
  Expected long-term rate
   of return on assets                   8.50       8.50      8.50
======================================================================

      The Pension Plan's assets are invested using an asset allocation strategy in units of certain equity, bond, real estate and money market funds.




                                            Downingtown National Bank [LOGO] 33

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      DNB adopted an arrangement for supplemental compensation (the "Supplemental Plan") for its Chief Executive Officer (the "Executive") during 1999. The Supplemental Plan provides that the Bank and the Executive share in the rights to the cash surrender value and death benefits of a split-dollar life insurance policy (the "Split-dollar Policy") and provides for additional compensation to the Executive, equal to any income tax consequences related to the Supplemental Plan until retirement. The Split-dollar Policy is designed to provide the Executive, upon attaining age 65, with projected annual after-tax distributions of approximately $35,000, funded by loans against the cash surrender value of the Split-dollar Policy. In addition, the Split-dollar Policy is intended to provide the Executive with a projected death benefit of $750,000. Neither the insurance company nor DNB has guaranteed any minimum cash value under the Supplemental Plan. To fund the annual premium on the Split-dollar Policy and mitigate the obligations under this Plan, the Bank has purchased an additional life insurance policy on the Executive's life (the "BOLI Policy") with an initial deposit of $1.5 million ($1.6 million market value at December 31, 2000). The amount of the BOLI Policy has been calculated so that the projected increases in its cash surrender value will substantially offset the Bank's expense related to the Split-dollar Policy.

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

      Participants are permitted to authorize pre-tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Bank makes matching contributions of $.25 for every dollar of deferred salary up to 6% of each participant's annual compensation. Each participant is 100% vested at all times in employee and employer contributions. The matching contributions to the 401(k) plan were $41,000, $35,000 and $33,000 in 2000, 1999 and 1998, respectively.

   Stock Option Plan

      DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 284,461 shares of DNB's common stock could be issued to employees and directors. On February 24, 1999, the Board of Directors of the Corporation amended and restated DNB Financial Corporation's 1995 Stock Option Plan (the "Plan"), to increase by 100,000 the number of shares for which options may be issued under the Plan. This amendment was approved by shareholders at the April 27, 1999 Annual Meeting.

      Under the plan, option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 91,121 and 133,808 shares available for grant at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the number of options exercisable was 176,103 and 156,955, respectively, and the weighted average exercise price of those options was $17.54 and $18.70, respectively.

      The per share weighted-average fair value of stock options granted during 2000, 1999 and 1998 was $3.14, $7.95 and $8.61 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: for 2000-expected dividend yield of 3.48%, risk-free interest rate of 5.02%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options was 24%; for 1999-expected dividend yield of 1.88%, risk-free interest rate of 6.44%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 16%; for 1998-expected dividend yield of 1.39%, risk-free interest rate of 4.82%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 14%.

      DNB applies APB Opinion No. 25 in accounting for its Stock Option Plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements.



34 Downingtown National Bank [LOGO]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

  Had DNB determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, DNB's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                              Year Ended December 31
                       ------------------------------------
                          2000        1999        1998
-----------------------------------------------------------
Net income
   as reported           $2,708      $2,832      $2,922
   pro forma              2,615       2,617       2,644
Diluted net income
   per share
   as reported            $1.58       $1.63       $1.67
   pro forma               1.53        1.50        1.51
-----------------------------------------------------------

      Stock option activity is indicated below. Shares have been adjusted for the 2 for 1 stock split in September 1997 and the 5% stock dividends in December of 2000, 1999 and 1998.

                                ----------------------------------
                                    Number       Weighted Average
                                 Outstanding      Exercise Price
==================================================================
Outstanding, January 1, 1998        110,856          $12.18
  Granted                            35,501           30.45
  Exercised                          (2,301)           8.49
------------------------------------------------------------------
Outstanding, December 31, 1998      144,056           17.13
  Granted                            29,475           24.49
  Exercised                         (14,839)           8.49
  Terminated                         (1,737)          30.45
------------------------------------------------------------------
Outstanding, December 31, 1999      156,955           18.70
  Granted                            29,736           12.98
  Exercised                          (1,970)           8.49
  Terminated                         (8,618)          24.31
==================================================================
Outstanding, December 31, 2000      176,103          $17.54
==================================================================

      The weighted average price and weighted average remaining contractual life for the outstanding options are listed below for the dates indicated. All outstanding options are exercisable.

                                December 31, 2000
-----------------------------------------------------------------------
  Range of                  Number            Weighted Average
  Exercise Prices        Outstanding      Remaining Contractual Life
=======================================================================
  $8.49-$11.46              58,490                  5.0 years
  16.67                     28,531                  6.5 years
  30.45                     32,281                  7.5 years
  24.49                     27,065                  8.5 years
  12.98                     29,736                  9.5 years
                         ---------                 -----------
                           176,103                  7.0 years
=======================================================================


                                December 31, 1999
-----------------------------------------------------------------------
  Range of                  Number            Weighted Average
  Exercise Prices        Outstanding      Remaining Contractual Life
=======================================================================
  $ 8.49-$11.46            60,459              6.0 years
  16.67                    31,210              7.5 years
  30.45                    35,540              8.5 years
  24.49                    29,746              9.5 years
                         ---------            -----------
                          156,955              7.5 years
=======================================================================

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

      DNB had outstanding standby letters of credit in the amount of approximately $5.8 million and unfunded loan and lines of credit commitments in the amount of approximately $28.6 million at December 31, 2000. Of the $28.6 million, $24.6 million was for variable rate loans and $4.0 million was for fixed rate loans.

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

      Commitments to extend credit are agreements to lend to a customer as long as there is


                                            Downingtown National Bank [LOGO] 35

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $74.4 million.

      Approximately $86.4 million of assets are held by DNB's Trust and Investment Group in a fiduciary or agency capacity. These assets are not assets of DNB, and are not included in the consolidated financial statements.

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

(15) PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of DNB Financial Corporation (parent company only) follows:

Condensed Statements of Financial Condition

                                                     December 31
                                        -------------------------------
(Dollars in thousands)                          2000          1999
=======================================================================
Assets
  Investment in subsidiary                    $23,230         $20,538
=======================================================================
Total assets                                  $23,230         $20,538
=======================================================================
Liabilities and
  Stockholders' Equity
Liabilities
  Dividends payable to stockholders               $--             $--
-----------------------------------------------------------------------
Total liabilities                                  --              --
-----------------------------------------------------------------------
Stockholders' Equity
Total stockholders' equity                     23,230          20,538
-----------------------------------------------------------------------
Total liabilities and
  stockholders' equity                        $23,230         $20,538
=======================================================================


Condensed Statements of Operations

                                      Year Ended December 31
                                 ------------------------------
(Dollars in thousands)             2000       1999       1998
===============================================================
Income:
   Dividends from subsidiary      $  838     $  801     $  707
   Equity in undistributed
     income of subsidiary          1,870      2,031      2,215
---------------------------------------------------------------
Net income                        $2,708     $2,832     $2,922
===============================================================


Condensed Statements of Cash Flows

                                         Year Ended December 31
                                ---------------------------------------
(Dollars in thousands)                2000       1999       1998
=======================================================================
Cash Flows From
   Operating Activities:
Net income                          $ 2,708    $ 2,832    $ 2,922
Adjustments  to  reconcile
   net income to net cash
   provided by operating
   activities:
   Equity in undistributed
     income of subsidiary            (1,870)    (2,031)    (2,215)
-----------------------------------------------------------------------
Net Cash Provided by
   Operating Activities                 838        801        707
-----------------------------------------------------------------------

Cash Flows From
   Investing Activities:
Purchase of
   Bank subsidiary stock                (16)        (9)        (3)
-----------------------------------------------------------------------
Net Cash Used In
   Investing Activities                 (16)        (9)        (3)

Cash Flows From
   Financing Activities:
Dividends paid                         (838)      (801)      (707)
Proceeds from issuance
   of stock under
   Stock Option Plan                     16          9          3
-----------------------------------------------------------------------
Net Cash Used in
   Financing Activities                (822)      (792)      (704)
-----------------------------------------------------------------------

Net Change in Cash
   and Cash Equivalents                 $--        $--        $--
=======================================================================


36 Downingtown National Bank [LOGO]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(16)  REGULATORY MATTERS

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $6.1 million for the year ended December 31, 2000.

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


                                                                                                      To Be Well
                                                                                                   Capitalized Under
                                                                           For Capital             Prompt Corrective
                                                   Actual               Adequacy Purposes         Action Provisions
-----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        Amount      Ratio         Amount      Ratio         Amount      Ratio
=======================================================================================================================
December 31, 2000:
   Total risk-based capital                  $26,975     10.78%        $20,016      8.00%        $25,020      10.00%
   Tier 1 capital                             23,825      9.52          10,008      4.00          15,012       6.00
   Tier 1 (leverage) capital                  23,825      6.90          13,805      4.00          17,256       5.00
-----------------------------------------------------------------------------------------------------------------------
December 31, 1999:
   Total risk-based capital                  $24,534     11.74%        $16,724      8.00%        $20,905      10.00%
   Tier 1 capital                             21,890     10.47           8,362      4.00          12,543       6.00
   Tier 1 (leverage) capital                  21,890      7.26          12,085      4.00          15,107       5.00
=======================================================================================================================


                                                                                    Downingtown National Bank [LOGO] 37

Independent Auditors' Report

KPMG
Market Street
Philadelphia, PA 19103-7212

The Board of Directors and Stockholders
DNB Financial Corporation:

      We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP
January 19, 2001
Philadelphia, PA





KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.


38 Downingtown National Bank [LOGO]

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

Charles E. Bradford
Senior Vice President & Director
DNB Trust & Investment Group

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

Ted B. Nichols
Vice President/Commercial Lending

Tracy E. Panati
Asst. Vice President/Human Resources

M. Esther Popjoy
Vice President/Reconcilements

Barry A. Schmidt
Vice President/Commercial Lending
and Cash Management

Charles E. Wuertz
Vice President/Commercial Lending




                                            Downingtown National Bank [LOGO] 39

Corporate Headquarters
4 Brandywine Avenue
Downingtown, PA 19335
Tel. 610-269-1040  Fax 610-873-5298
Internet http://www.dnb4you.com

Financial Information Investors,  brokers, security analysts and others desiring
financial   information   should  contact  Bruce  Moroney  at   610-873-5253  or
bmoroney@dnb4you.com.

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

DNB Trust & Investment Group
610-269-4657
Charles E. Bradford
Sr. Vice President & Director

Cheryl T. Burkey
Vice President/Trust Officer

Community Offices
Main Office  610-269-1040
Wanda G. Mize
Vice President and Manager

Caln Office  610-383-7562
Toni M. Miller
Community Banking Officer and Manager

East End Office  610-269-3800
Christine M. Beam
Assistant Vice President and Manager

Kennett Square Office 610-444-4350
C. Ray Cornell
Assistant Vice President and Manager

Lionville Office  610-363-7590
Joseph J. Bucciaglia
Vice President and Manager

Little Washington Office  610-942-3666
John R. Rode
Vice President and Manager

Ludwig's Corner Office  610-458-5100
Joseph J. Bucciaglia
Vice President and Manager

West Goshen Office  610-429-5860
Clifford Purse
Assistant Vice President and Manager

Opening Soon:
Exton Office
(at the former Guernsey Cow Site)
410 Exton Square Parkway
Exton, PA 19341