Form 10-K405, Exhibit 13
period 2001-12-31
DNB FINANCIAL CORP /PA/
filed 2002-03-20
CIK 713671

Letter to Shareholders

Building our Future...
   "Building our future" defined our strategic initiatives in 2001. Our ability to embrace change without compromising our core values and strengths is a testament to the dedication of our employees and Board of Directors. We are pleased with the very significant progress we have made in improving our infrastructure and we will continue to invest in and grow our highly valued business lines like DNB Advisors, DNB Financial Services and DNB Leasing.

   We continued to expand our presence and grow market share in Chester County by opening our ninth branch location in Exton, at the former site of the "Guernsey Cow". The Exton branch provided us with a new office location for our wealth management group, comprised of DNB Advisors and DNB Financial Services, while enabling us to preserve a structure of historic significance. We introduced our newest business line, DNB Leasing and we have been successful in providing our commercial customers with additional options to meet their financing needs. We also launched both consumer and commercial Internet Banking capabilities and we continued to improve our internal technology platform.

   While we have implemented strategies intended to deliver more consistent, higher-quality customer service, we have not lost sight of our most important asset -- our employees. To this end, we have implemented sales and service training programs, which were designed and delivered by our own employees. Additionally, 25% of our retail employees voluntarily opted to obtain their Health and Life insurance licenses. By dedicating a significant portion of their time to studying and learning about our new insurance-based products, they have expanded their career opportunities with the Bank.

     Early in the year, we conducted internal focus groups with more than half of our employees to improve communication at all levels of the organization and to learn first-hand how we can better serve our customers and our community. Our mission has not changed over the past 141 years -- to help our customers become successful by providing them with a comprehensive array of financial products and services delivered through caring, knowledgeable bankers.

Building Financial Strength...
   One of the Bank's key strategic objectives is to reduce our reliance on net interest income and we are making progress in this endeavor. We are seeing encouraging signs that our efforts to offer non-traditional banking services, such as annuities, insurance and mutual funds, are meeting with success. We plan to continue our efforts to market these services, along with our investment management and trust services, by presenting ourselves as a trusted advisor to our customers. Our core business growth in loans and deposits remained essentially flat during 2001, due primarily to eleven

Federal Reserve interest rate cuts. These unprecedented rate cuts made managing our net interest margin a significant challenge. One of our difficult choices was how rapidly to reduce interest rates on our deposit products. We tried to balance our responsibilities to our customers and to our shareholders and we believe we have been largely successful. As was true last year, branch expansion, continued investment in technology, along with key additions to staff caused an unfavorable impact on earnings. However, we remain confident that these investments in our future will result in revenue growth that will greatly exceed our expenses, especially now that our largest capital expenditures are behind us.

   In July, the Board of Directors authorized the buyback of up to 175,000 shares of common stock over an indefinite period. We believe our shares represent an attractive investment for our Company, especially at its current market valuation. The buyback, if fully completed, will reduce the number of outstanding shares by approximately 10%. We also completed a $5 million Trust Preferred Securities offering, issued through our subsidiary DNB Capital Trust
I. The bulk of the net proceeds will be invested in the Bank to increase capital levels and to provide the resources required to support our business strategies.

Building Our Team...
   In keeping with another key strategic objective of growing our commercial and small business lending, we have separated our Credit Services Division into a Business Development Group and a Credit Support Group. This reorganization will enable us to focus our efforts on meeting the needs of our commercial and small business customers. In April of 2001, Kristen LaDow joined the Bank as Senior Vice President and Senior Loan Officer to lead our commercial business development efforts. Kristen, along with our Commercial Loan Officers and a new business development officer, Mike Rist, have been focusing their efforts on growing the small to mid-size business segment by offering competitive products and services delivered in a customer-focused manner. In January 2002, we hired an experienced small business lending specialist, Jenny Vanwijk, to work with our Branch Managers to improve service delivery to our small business customers. In July 2001, Andrew Mone, Vice President and Financial Consultant, joined DNB Advisors as a business development officer bringing his 18 years of experience selling investment management, insurance and brokerage services to strengthen our efforts to grow fee income. Finally, Sandy Mattern, a Branch Manager with 36 years of local financial services experience and a strong sales background, joined us at our West Goshen Branch.

Building Success...
   We look forward to 2002 with excitement and optimism. We are evolving our own unique sales culture, developing high-growth business lines and carefully monitoring these endeavors to ensure shareholder value. We will aggressively continue to grow our customer base by offering additional products and services to our existing customers and to develop new customer relationships. Our goal is simple -- to be the Bank of choice in Chester County. In short, our future is deeply rooted in our 141 years of service to our community, where we have worked to earn the trust and confidence of our customers. Going forward, we expect to build on that trust and confidence to meet the needs of our customers and shareholders.

   2001, the first year of the new Millennium, brought unprecedented historical changes. The tragic events of September 11th, which left our Nation shocked and irrevocably changed, has impacted Downingtown National Bank; not just as a community bank, but also as a community citizen. While we often speak about our global community, never has this phrase held so much relevance. We now fully understand how changes in the world's economy directly affect all of us. Perhaps, one of the best changes we have experienced this year is a renewed sense of patriotism, community pride, family values and an appreciation of tradition and stability. Downingtown National Bank was founded on and continues to be committed to these values. On behalf of the entire DNB family, we thank you for your continued confidence.

Sincerely,

/s/ Henry F. Thorne

Henry F. Thorne
President & Chief Executive Officer

DNB Financial Corporation and Subsidiaries




Table of Contents

1     Selected Financial Data

2 Management's Discussion and Analysis of Financial Condition and Results of Operations

18    Market for Common Stock

19    Consolidated Financial Statements and Notes

40    Independent Auditors' Report

41    Corporate Information

DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Selected Financial Data (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                At or For the Year Ended December 31

                                                      2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Interest income                                      $24,389       $23,752       $20,500       $17,903       $16,364
Interest expense                                      13,109        12,790         9,825         8,266         6,984
------------------------------------------------------------------------------------------------------------------------------------

Net interest income                                   11,280        10,962        10,675         9,637         9,380
Provision for loan losses                                 --            --            --            --            --
Non-interest income                                    2,303         1,740         1,634         1,506         1,283
Non-interest expense                                   9,894         8,931         8,231         6,969         7,083
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                             3,689         3,771         4,078         4,174         3,580
------------------------------------------------------------------------------------------------------------------------------------

Income tax expense                                       967         1,063         1,246         1,252           865

Net income                                           $ 2,722       $ 2,708       $ 2,832       $ 2,922       $ 2,715

PER SHARE DATA*
Basic earnings                                        $ 1.53        $ 1.52        $ 1.60        $ 1.66        $ 1.54
Diluted earnings                                        1.50          1.50          1.55          1.59          1.51
Cash dividends                                          0.50          0.47          0.45          0.39          0.34
Book value                                             14.24         13.08         11.62         11.68         10.40
Weighted average
  Common shares outstanding                        1,776,084     1,776,051     1,768,056     1,764,782     1,764,268

FINANCIAL CONDITION
Total assets                                        $389,404      $356,670      $301,349      $265,418      $219,451
Loans, less unearned income                          186,050       191,201       171,456       148,726       129,954
Allowance for loan losses                              4,809         4,917         5,085         5,205         5,281
Deposits                                             293,383       290,791       254,881       225,373       199,237
Stockholders' equity                                  25,288        23,230        20,538        20,606        18,356

SELECTED RATIOS
Return on average stockholders' equity                 10.97%        12.64%        13.66%        15.13%       15.77%
Return on average assets                                0.74          0.83          0.99          1.22         1.29
Average equity to average assets                        6.76          6.60          7.28          8.07         8.21
Loans to deposits                                      63.42         65.75         67.27         65.99        65.22
Dividend payout ratio                                  32.32         30.93         28.07         23.85        22.41
------------------------------------------------------------------------------------------------------------------------------------

* Per share data and shares outstanding have been adjusted for the 2 for 1 stock split in  September  1997 and for the 5% stock  dividends in December of 2001,
  2000, 1999, 1998 and 1997.
------------------------------------------------------------------------------------------------------------------------------------


                                                                                        Downingtown National Bank [LOGO] 1


Management's Discussion and Analysis
of Financial Condition and Results of Operations

      The following discussion provides an overview of the financial condition and results of operations of DNB Financial Corporation (the "Corporation" or "DNB") and its wholly owned subsidiaries, Downingtown National Bank (the "Bank") and DNB Capital Trust I (the "Trust"). The Bank is a community bank providing personal and business banking services as well as trust services, which is managed as a single operating segment. This discussion should be read in conjunction with the Corporation's consolidated financial statements presented elsewhere in this annual report.

                              Results of Operations

Summary of Performance

      For the year ended  December  31,  2001,  DNB  reported net income of $2.7 million or $1.50 per share on a diluted basis. This represents a $14,000 increase from $2.7 million or $1.50 per share in 2000. For the year ended December 31, 1999, net income was $2.8 million or $1.55 per share.

      Interest income grew $637,000 or 3% to $24.4 million for the year ended December 31, 2001, compared to $23.8 million for the year ended December 31, 2000. Significant growth in commercial mortgage loans and investments contributed to the increase year over year. Total interest expense increased $319,000 or 2% to $13.1 million for the year ended December 31, 2001, from $12.8 million for the year ended December 31, 2000. Interest expense from FHLB advances increased $1.4 million in 2001, reflecting an average balance increase of $25.1 million year over year. This increase was largely offset by lower levels of deposit expense, resulting from lower rates on certificate and money market products. Net interest income increased by $318,000 or 3% to $11.3 million in 2001, compared to $11.0 million in 2000. Net interest income was $10.7 million in 1999.

      Non-interest income was $2.3 million for the year ended December 31, 2001. Non-interest income for 2000 and 1999 was $1.7 million and $1.6 million, respectively. The $563,000 or 32% increase in 2001 was due to higher levels of service charges and other fee income, as well as an increase in the cash surrender value of bank owned life insurance policies and gains on investments.

      Non-interest expense was $9.9 million for the year ended December 31, 2001. This represented a $963,000 or 11% increase from $8.9 million in 2000. Non-interest expense in 1999 was $8.2 million. The majority of the increase can be attributed to salary & employee benefits, professional & consulting, occupancy and other expenses. Salaries & employee benefits expense increased $543,000 or 11% year over year. The increase in this category reflects staff additions relating to the reorganization of our Credit Services Division which included two new business development officers, as well as employees hired for our new Exton branch. Professional & consulting expense increased $182,000 or 34%, due to legal fees relating to the formation of a new subsidiary, as well as consultant fees incurred for employee training and DNB's Wealth Management group. Occupancy expenses rose $87,000 or 14%, with notable increases in rental, depreciation, repairs, maintenance and real estate tax expenses. Other expenses increased $97,000 or 7%, reflecting higher levels of MAC expense, underwriting costs and other less significant expenditures.

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

      During 2001, net interest income increased $482,000 or 4.3% on a tax equivalent basis, to $11.7 million, from $11.2 million in 2000. As shown in the Rate/Volume Analysis below, the increase in net interest income during 2001 was due to the positive effects of changes in volume, which was partially offset by the negative effects of rate changes. Average loan balances for 2001 rose


Downingtown National Bank [LOGO] 2

Management's Discussion and Analysis
--------------------------------------------------------------------------------

$13.3 million and average investment securities rose $17.9 million. The impact from higher volumes of earning assets amounted to an increase of $2.9 million in interest income. Average NOW, money market and savings accounts increased a total of $16.8 million. Average time deposits decreased $4.5 million and borrowings increased on average $27.0 million (FHLB advances, Junior subordinated debentures and Federal funds purchased). The impact of higher volumes of interest-bearing liabilities amounted to an increase of $2.1 million in interest expense. The net impact from volume changes amounted to a positive $766,000. The overall impact of rate changes amounted to a negative $284,000, reflecting the Federal Reserves' unprecedented lowering of rates to stimulate the economy, as well as continued strong competition for loans and deposits.

      During 2000, net interest income increased $329,000 or 3% to $11.2 million on a tax equivalent basis, from $10.9 million in 1999. As shown in the Rate/Volume Analysis below, the increase in net interest income during 2000 was due to the positive effects of changes in volume, which was partially offset by the negative effects of rate changes. The increased volume resulted from significant loan, investment and Federal funds growth, which exceeded interest-bearing liability growth by $1.7 million. Average loan balances for 2000 rose $15.1 million and average investment securities rose $21.9 million. The impact from higher volumes of earning assets amounted to an increase of $3.3 million in interest income. Average NOW, money market and savings accounts increased a total of $10.9 million. Average time deposits increased $14.7 million ($8.0 million from deposits over $100,000) and borrowings increased on average $9.4 million (FHLB advances and Federal funds purchased). The net impact on earnings of higher volumes of interest-bearing liabilities amounted to $1.7 million, partially offsetting the impact from the increased volume of interest-earning assets. The overall impact of rate changes amounted to a negative $713,000, reflecting strong competition for loans as well as deposits. Rising interest rates negatively impacted earnings as DNB's deposits repriced earlier, while loans and investments lagged. As a result of these rate pres-


--------------------------------------------------------------------------------

Rate / Volume Analysis
(Dollars in thousands)                                      2001 Versus 2000                    2000 Versus 1999

                                                              Change Due To                       Change Due To
                                                       Rate     Volume     Total            Rate     Volume     Total
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans                                                $ (652)     $ 900      $ 248          $ (48)    $1,279     $1,231
Investment securities:
   Taxable                                           (1,303)     1,210        (93)           523      1,272      1,795
   Tax-exempt                                           (21)        (8)       (29)            (6)        76         70
   Tax-preferred DRD                                    (11)       688        677             --        135        135
Federal funds sold                                     (125)       123         (2)            84        (21)        63
------------------------------------------------------------------------------------------------------------------------------------
Total                                               $(2,112)    $2,913      $ 801          $ 553     $2,741     $3,294
------------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
Time deposits                                        $ (393)    $ (252)    $ (645)         $ 550      $ 823     $1,373
NOW, money market and savings deposits               (1,376)       778       (598)           532        350        882
FHLB advances                                           (56)     1,444      1,388            184        492        676
Federal funds purchased                                  (3)        (2)        (5)            --          9          9
Junior subordinated debentures                           --        180        180             --         --         --
Other borrowings                                         --         (1)        (1)            --         25         25
------------------------------------------------------------------------------------------------------------------------------------
Total                                                (1,828)     2,147        319          1,266      1,699      2,965
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                  $ (284)     $ 766      $ 482         $ (713)    $1,042      $ 329
------------------------------------------------------------------------------------------------------------------------------------

                                                                                      Downingtown National Bank [LOGO] 3

Management's Discussion and Analysis
--------------------------------------------------------------------------------

sures, DNB experienced declines in both its net interest spread and net interest margin.

      The table on the preceding page set forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 2001 and 2000 (tax-exempt yields and yields on agency-preferred stock that have a 70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate). For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume) and (ii) changes in volume (change in volume multiplied by old rate). The net change attributable to the combined


--------------------------------------------------------------------------------

Average Balances, Rates, and Interest Income and Expense
(Dollars in thousands)

                                                                   Year Ended December 31

                                          2001                             2000                            1999

                               Average              Yield/     Average            Yield/        Average            Yield/
                               Balance   Interest    Rate      Balance   Interest  Rate         Balance  Interest   Rate
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:
   Taxable                    $121,241   $ 7,548      6.23%   $112,629  $  7,641    6.78%     $ 93,441   $ 5,846     6.26%
   Tax-exempt                   10,392       715      6.88      10,502       744    7.08         9,423       674     7.16
   Tax-preferred DRD            11,026       812      7.36       1,677       135    8.05            --        --      --
------------------------------------------------------------------------------------------------------------------------------------

Total securities               142,659     9,075      6.36     124,808     8,520    6.83       102,864     6,520     6.34
Federal funds sold              10,366       446      4.30       7,114       448    6.30         7,572       385     5.08
Total loans                    191,456    15,304      7.99     178,190    15,056    8.45       163,053    13,825     8.48
------------------------------------------------------------------------------------------------------------------------------------

Total interest-earning assets  344,481    24,825      7.21     310,112    24,024    7.75       273,489    20,730     7.58
Non-interest-earning assets     22,794                          14,643                          11,376
------------------------------------------------------------------------------------------------------------------------------------

Total assets                  $367,275                        $324,755                        $284,865
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Savings deposits           $137,869   $ 3,641      2.64%   $121,037   $ 4,239    3.50%     $110,180  $  3,357     3.05%
   Time deposits               112,015     6,106      5.45     116,465     6,751    5.80       101,741     5,378     5.29
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 deposits                      249,884     9,747      3.90     237,502    10,990    4.63       211,921     8,735     4.12
Federal funds purchased            131         4      3.05         171         9    5.26            --        --      --
FHLB advances                   52,644     3,078      5.85      27,913     1,690    6.05        18,901     1,014     5.36
Junior subordinated debentures   2,264       180      7.95          --        --      --            --        --       --
Other borrowings                   738       100     13.55         743       101   13.59           569        76    13.36
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                   305,661    13,109      4.29     266,329    12,790    4.80       231,391     9,825     4.25
Demand deposits                 35,255                          35,390                          31,379
Other liabilities                1,544                           1,604                           1,362
Stockholders' equity            24,815                          21,432                          20,733
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity       $367,275                        $324,755                        $284,865
------------------------------------------------------------------------------------------------------------------------------------

Net interest income                      $11,716                         $11,234                         $10,905
------------------------------------------------------------------------------------------------------------------------------------

Interest rate spread                                2.92%                           2.95%                            3.33%

Net interest margin                                 3.40%                           3.62%                            3.99%


Downingtown National Bank [LOGO] 4

Management's Discussion and Analysis
--------------------------------------------------------------------------------

impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

      The table on the preceding page provides, for the periods indicated, information regarding: (i) DNB's average balance sheet; (ii) the total dollar amounts of interest income from interest-earning assets and the resulting average yields (tax-exempt yields and yields on agency preferred stock that have a 70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate); (iii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iv) net interest income; (v) net interest rate spread; and (vi) net interest margin. Average balances were calculated based on daily balances. Nonaccrual loan balances are included in total loans. Loan fees and costs are included in interest on total loans.

Provision for Loan Losses

      To provide for known and inherent losses in the loan portfolio, DNB maintains an allowance for loan losses. There were no provisions for loan losses made during the three years ended December 31, 2001, since management determined the allowance for loan losses was adequate based on its analysis. Net loan charge-offs were $108,000 in 2001, compared to $168,000 and $120,000 in 2000 and 1999, respectively. The percentage of net charge-offs to total average loans was 0.06%, 0.09% and 0.07% during the same respective periods. Another measure of the adequacy of the allowance is the coverage ratio of the allowance to non-performing loans, which was 150% at December 31, 2001.

Non-Interest Income

      Total  non-interest  income includes service charges on deposit  products;
fees in connection with the sale of nondepository products and services, including fiduciary and investment advisory services offered through DNB Advisors; securities brokerage products and services and insurance brokerage products and services offered through DNB Financial Services; and other sources of income such as increases in the cash surrender value of bank owned life insurance, net gains on sales of investment securities and other real estate owned ("OREO") properties. In addition, DNB receives fees for cash management, merchant services, debit cards, safe deposit box rentals, lockbox services and similar activities.

      Non-interest income was $2.3 million in 2001, compared to $1.7 million in 2000 and $1.6 million in 1999. Service charges on deposit accounts increased $281,000 or 37% to $1.0 million in 2001, from $755,000 in 2000 and $627,000 in
1999. Most of the increase in this category came from non-sufficient funds ("NSF") fees, which rose $257,000, due to an increase in the volume of accounts as well as a concerted effort by management to reduce the percentage of fees waived on deposit account overdrafts.

      Income from DNB Advisors (the Bank's Trust & Investment Group) was $404,000 in 2001, compared to $448,000 in 2000 and $399,000 in 1999. The $44,000
or 10% decrease in 2001 was due to a lower volume of commissions earned on estate settlements.

      DNB earns income on its investments in bank owned life insurance policies. During the year ended December 31, 2001, income from these policies amounted to $194,000 versus $58,000 in 2000. The increase in this category resulted from an average balance increase of $2.9 million year over year. There was no such income in 1999.

      Other non-interest income rose by $190,000 or 40% to $669,000 for the year ended Decem-ber 31, 2001, from $479,000 in 2000. Other non-interest income was $608,000 in 1999. $101,000 of the increase in 2001 can be attributed to gains on sales of investment securities along with gains on sales of OREO properties. Gains in these two categories totaled $15,000 in 2000 and $159,000 in 1999. In addition to these gains, fees from other services, such as cash management, debit cards, and mortgage correspondent fees increased a combined $89,000.

Non-Interest Expense

      Non-interest expense includes salaries & employee benefits, furniture & equipment, occupancy, professional & consulting fees as well as marketing, printing & supplies and other less sig-


                                              Downingtown National Bank [LOGO] 5

Management's Discussion and Analysis
--------------------------------------------------------------------------------

nificant expense items. Non-interest expenses were $9.9 million in 2001, compared to $8.9 million and $8.2 million in 2000 and 1999, respectively. The $963,000 or 11% increase in 2001 reflects the overall growth of DNB, with higher levels of expenditures in nearly all categories.

      The most significant increase occurred in salaries & employee benefits expense which totaled $5.3 million in 2001, compared to $4.7 million in 2000 and $4.3 million in 1999. Salary & employee benefits expense for 2001 reflects increased staffing at the branch level, as well as additional investments in several lines of business, most notably DNB Advisors, DNB Leasing, as well as DNB's Business Lending Development group. This was in addition to the normal merit increases and increased expenditures for medical insurance. The increase in salary & employee benefits expense in 2000 over 1999 resulted from more full-time equivalent employees, due to the two new branches which opened in 1999.

      Furniture & equipment expense includes depreciation, rent, maintenance and miscellaneous purchases of office equipment and furniture. Furniture & equipment expense increased $40,000 or 4% to $1.1 million during 2001, compared to $1.0 million in 2000 and $927,000 in 1999. The increase in 2001 related to a partial year of depreciation on fixed asset purchases for the new Exton branch, the relocation of DNB Advisors, as well as continued software upgrades. The increase in 2000 was attributable to a full year's depreciation on several key hardware and software upgrades as well as the added repairs and miscellaneous purchases associated with maintaining two additional branch offices.

      Occupancy expense includes office building depreciation, rent, taxes, maintenance and utilities. Occupancy expense totaled $709,000 in 2001, compared to $622,000 in 2000 and $519,000 in 1999. Similar to the furniture and equipment expense, the increase in this category over the past three years is directly related to the three new offices. DNB experienced, and will continue to experience higher levels of utility usage, real estate taxes, maintenance, security and other costs associated with maintaining these additional buildings.

      Professional & consulting expense includes fees for legal, audit & accounting and asset/liability management services, as well as consulting fees for technology, human resources and other special projects. Professional & consulting expense for 2001 was $715,000, compared to $533,000 in 2000 and $492,000 in 1999. The $182,000 increase in this category comes from legal expenses incurred in forming a new subsidiary, as well as consulting services for our Wealth Management group and training programs for all employees.

      Marketing expense increased $50,000 or 18% to $325,000 in 2001, primarily due to expenditures for branch and Wealth Management advertising. Marketing expense decreased $77,000 to $275,000 for the year ended December 31, 2000, compared to $352,000 in 1999. Expenditures in 1999 included approximately $74,000 associated with branch grand opening celebrations, direct mailings and new brochures.

      Printing & supplies declined $36,000 to $242,000 in 2001. The decrease from 2000 relates to fewer promotions, direct mailings and brochure printing expenses in 2001. In 1999, printing and supplies included added expenditures for flyers, posters, mailers and other items related to the new branch openings, as well as new brochures for retail products.

      Other expenses include such items as postage, insurance, director fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses increased $97,000 or 7% to $1.5 million in 2001. This compares to $1.4 million and $1.3 million in 2000 and 1999. The largest single increase in this category during 2001 was MAC and other bank charges which increased $47,000 as a result of increased levels of system transactions. The increase in 2000 over 1999 relates to the aforementioned technology upgrades and branch expansion.

Income Taxes

      Income tax expense was $1.0 million in 2001, $1.1 million in 2000 and $1.2 million in 1999. DNB's effective tax rate was 26%, 28%, and 31% for the three years, respectively. The effective tax rates were less than the statutory rate due to

Downingtown National Bank [LOGO] 6

Management's Discussion and Analysis
--------------------------------------------------------------------------------

the effect of increasing amounts of tax exempt income, tax credits recognized on a low-income housing limited partnership and DNB's ownership of bank-owned life insurance investments.

                          Financial Condition Analysis
Investment Securities

      DNB's investment portfolio consists of US Treasury, US agency securities, mortgage-backed securities issued by US Government agencies, corporate bonds, collateralized mortgage obligations, asset-backed securities, state and municipal securities, agency and bank stocks, certificates of deposit and other bonds and notes. In addition to generating revenue, DNB maintains the investment portfolio to manage interest rate risk, provide liquidity, provide collateral for borrowings and to diversify the credit risk of earning assets. The portfolio is structured to maximize DNB's net interest income given changes in the economic environment, liquidity position and balance sheet mix.

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

                                                                        December 31, 2001

                                           Less than                            Over     No Stated
Held to Maturity                            1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total      Yield
------------------------------------------------------------------------------------------------------------------------------------
US Government agency obligations               $--         $--      $4,997     $ 4,155       $--      $ 9,152    7.38%
Collateralized mortgage obligations             --          --          --      10,905        --       10,905    5.91
US agency mortgage-backed securities            --         131          18       3,619        --        3,768    5.84
Equity securities                               --          --          --          --     4,265        4,265    6.22
Other securities                             4,000          --          --         999        --        4,999    5.73
------------------------------------------------------------------------------------------------------------------------------------
Total                                       $4,000       $ 131      $5,015     $19,678   $ 4,265     $ 33,089
------------------------------------------------------------------------------------------------------------------------------------
Percent of portfolio                           12%          1%         15%         59%       13%         100%
Weighted average yield                        5.7%        7.6%        8.0%        6.0%      6.2%         6.3%

                                           Less than                            Over     No Stated
Available for Sale                          1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total      Yield
------------------------------------------------------------------------------------------------------------------------------------
US Treasury                                 $4,624         $--         $--         $--       $--      $ 4,624    3.40%
US Government agency obligations                --          --       3,647      10,209        --       13,856    6.19
Corporate bonds                              1,248       6,674          --      25,343        --       33,265    4.34
Collateralized mortgage obligations--           --          --      13,340          --    13,340         5.40
State and municipal tax-exempt                  --          --         504       9,590        --       10,094    7.19
US agency mortgage-backed securities            --      12,082         874      34,726        --       47,682    5.28
DRD agency preferred stock                      --          --          --          --    12,485       12,485    7.14
Other securities                                --         273          --          --        --          273    2.36
------------------------------------------------------------------------------------------------------------------------------------
Total                                       $5,872     $19,029      $5,025     $93,208   $12,485     $135,619
------------------------------------------------------------------------------------------------------------------------------------
Percent of portfolio                            4%         14%          4%         69%        9%         100%
------------------------------------------------------------------------------------------------------------------------------------
Weighted average yield                        1.9%        4.9%        5.3%        5.4%      7.1%         5.3%


                                                                                              Downingtown National Bank [LOGO] 7


Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Composition of Investment Securities
(Dollars in thousands)                                                          December 31
                                                             2001                                     2000

                                                    Held to         Available                Held to      Available
                                                   Maturity         for Sale                Maturity      for Sale
------------------------------------------------------------------------------------------------------------------------------------
US Treasury                                       $      --           $ 4,624              $      --        $ 1,000
US Government agency obligations                      9,152            13,856                 19,805         26,563
Corporate bonds                                          --            33,265                     --         30,445
Collateralized mortgage obligations                  10,905            13,340                 16,047             --
State and municipal tax-exempt                           --            10,094                     --          9,724
US agency mortgage-backed securities                  3,768            47,682                  2,161          5,434
DRD agency preferred stock                               --            12,485                     --          6,020
Equity securities                                     4,265                --                  3,316             --
Other securities                                      4,999               273                    999          6,902
------------------------------------------------------------------------------------------------------------------------------------
Total                                               $33,089          $135,619                $42,328        $86,088
------------------------------------------------------------------------------------------------------------------------------------

      Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment assumptions, the need to increase regulatory capital or other similar requirements. DNB does not necessarily intend to sell such securities, but has classified them as AFS to provide flexibility to respond to liquidity needs.

      DNB's investment portfolio (HTM and AFS securities) totaled $168.7 million at December 31, 2001, up 31% from $128.4 million at December 31, 2000. The growth in the investment portfolio was funded by increased deposits and borrowings during the year. DNB had certain private label CMOs which represented a significant concentration (greater than 10% of stockholders' equity) as follows:



                                          2001
                              --------------------------
                                Amortized    Estimated
(Dollars in thousands)            Cost      Fair Value
--------------------------------------------------------
Credit Suisse First Boston
   Mortgage Securities Corp.     $2,777        $2,782
--------------------------------------------------------

                                          2000
                              --------------------------
                                Amortized    Estimated
                                  Cost      Fair Value
--------------------------------------------------------
Chase Mortgage Finance Corp.     $3,011        $2,987
Bear Stearns Mortgage
   Securities, Inc.               2,489         2,479
--------------------------------------------------------



      The table on the previous page sets forth information regarding the composition, stated maturity and average yield of DNB's investment security portfolio as of December 31, 2001 (tax-exempt yields and yields on agency-preferred stock that have a 70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate). This table does not include amortization or anticipated prepayments on mortgage-backed securities. Callable securities are included at their stated maturity dates.

Loans

      The loan portfolio consists primarily of commercial and residential real estate loans, commercial loans and lines of credit (including commercial construction), and consumer loans. The loan portfolio provides a stable source of interest income, monthly amortization of principal and, in the case of adjustable rate loans, repricing opportunities.

      Net loans were $181.2 million at December 31, 2001, down $5.1 million or 3% from 2000. Commercial mortgage loans increased $3.0 million or 4% to $70.3 million, consumer loans decreased $5.3 million or 13% to $34.4 million, and residential loans decreased $3.9 million or 9% to $39.3 million. The increase in the commercial and commercial mortgage portfolios continues to reflect DNB's commitment to commercial development in Chester County and northern Delaware. The decreases in the consumer and residential mortgage portfolios are a result of the low interest rate environment in 2001, that prompted many of DNB's customers to refinance their first and second mortgages.



Downingtown National Bank [LOGO] 8

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Non-Performing Assets
      Total non-performing assets increased $1.2 million to $3.2 million at December 31, 2001, compared to $2.0 million and $2.1 million at December 31, 2000 and 1999, respectively. The increase in 2001 was attributable to two loans to a single borrower which were placed on nonaccrual/cash basis in accordance with DNB's policy, set forth below. The loans are fully guaranteed and no loss is expected. DNB, which has a significant level of commercial, and commercial real estate loans, continues to work diligently to improve asset quality and position itself for possible economic downturns by tightening underwriting standards and improving lending policies and procedures. Non-performing assets have, and will continue to have, an impact on earnings, therefore management intends to continue working aggressively to reduce the level of such assets.

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

--------------------------------------------------------------------------------

Total Loans Outstanding, Net of Allowance for Loan Losses

(Dollars in thousands)                                                        December 31

                                                      2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Residential mortgage                                $ 39,298      $ 43,227      $ 39,873      $ 29,656      $ 20,392
Commercial mortgage                                   70,282        67,302        57,656        51,434        46,130
Commercial                                            42,081        41,000        38,734        35,549        34,966
Consumer                                              34,389        39,672        35,193        32,087        28,466
------------------------------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income                  186,050       191,201       171,456       148,726       129,954
Less allowance for loan losses                        (4,809)       (4,917)       (5,085)       (5,205)       (5,281)
------------------------------------------------------------------------------------------------------------------------------------

Net loans                                           $181,241      $186,284      $166,371      $143,521      $124,673
------------------------------------------------------------------------------------------------------------------------------------

      The following table sets forth information concerning the contractual maturities of the loan portfolio, net of unearned income and fees. For amortizing loans, scheduled repayments for the maturity category in which the payment is due are not reflected below, because such information is not readily available.

--------------------------------------------------------------------------------

Loan Maturities                                                           December 31, 2001

(Dollars in thousands)                            Less than 1 Year     1-5 Years       Over 5 Years         Total
------------------------------------------------------------------------------------------------------------------------------------
Real estate                                            $13,237           $37,253          $59,090          $109,580
Commercial                                              38,202             3,700              179            42,081
Consumer                                                 5,438             9,814           19,137            34,389
------------------------------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income                     56,877            50,767           78,406           186,050
------------------------------------------------------------------------------------------------------------------------------------

Loans with predetermined interest rates                 17,985            26,867           77,232           122,084
Loans with variable interest rates                      38,892            23,900            1,174            63,966
------------------------------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income                    $56,877           $50,767          $78,406          $186,050
------------------------------------------------------------------------------------------------------------------------------------





                                                                                      Downingtown National Bank [LOGO] 9


Management's Discussion and Analysis
--------------------------------------------------------------------------------

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

      DNB's Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. Committee members meet to design, implement and review asset recovery strategies which serve to maximize the recovery of each troubled asset. DNB had $4.0 million of loans which, although performing at December 31, 2001, are believed to require increased supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 2000 was $8.0 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.

Allowance for Loan Losses

      The allowance for loan losses is increased by the provision for loan losses which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

      In establishing its allowance for loan losses, management considers the size and risk exposure of each segment of the loan portfolio, past loss experience,

--------------------------------------------------------------------------------

      The following table sets forth those assets that are: (i) placed on nonaccrual status; (ii) contractually delinquent by 90 days or more and still accruing; (iii) troubled debt restructurings other than those included in items
(i) and (ii); and (iv) OREO as a result of foreclosure or voluntary transfer to DNB.

                                                                              December 31

                                                       2001          2000          1999          1998         1997
------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans:
     Residential mortgage                              $ 224         $ 137           $--         $ 250         $ 676
     Commercial mortgage                                 567           157           361         1,063         1,301
     Commercial                                        1,964           573           674           990           821
     Consumer                                            301           317           292           114           107
------------------------------------------------------------------------------------------------------------------------------------

Total nonaccrual loans                                 3,056         1,184         1,327         2,417         2,905
Loans 90 days past due and still accruing                155           609           694           699            70
Troubled debt restructurings                              --            40            --            --            --
------------------------------------------------------------------------------------------------------------------------------------

Total non-performing loans                             3,211         1,833         2,021         3,116         2,975
Other real estate owned                                   --           183            83           139           231
------------------------------------------------------------------------------------------------------------------------------------

Total non-performing assets                           $3,211        $2,016        $2,104        $3,255        $3,206
------------------------------------------------------------------------------------------------------------------------------------

Asset quality ratios:
     Non-performing loans to total loans                1.72%         0.96%         1.17%         2.10%        2.29%
     Non-performing assets to total assets              0.82          0.57          0.69          1.23         1.46
Allowance for loan losses to:
     Total loans                                        2.58          2.56          2.96          3.50         4.06
     Non-performing loans                             149.77        268.10        251.61        167.04       177.51
------------------------------------------------------------------------------------------------------------------------------------

Downingtown National Bank [LOGO] 10

Management's Discussion and Analysis
--------------------------------------------------------------------------------

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

      In determining the allowance, DNB utilizes a methodology which includes an analysis of historical loss experience for the commercial real estate, commercial, residential real estate, home equity and consumer installment loan pools to determine a historical loss factor. The historical loss factors are then applied to the current portfolio balances to determine the required reserve percentage for each loan pool based on risk rating. In addition, specific allocations are estab-

--------------------------------------------------------------------------------
      The following table sets forth the changes in DNB's allowance for loan losses for the years indicated. Real estate includes both residential and commercial real estate.

Analysis of Allowance for Loan Losses
(Dollars in thousands)                                                   Year Ended December 31

                                                       2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                     $4,917        $5,085        $5,205        $5,281        $5,112
Provisions                                                --            --            --            --            --
Loans charged off:
    Real estate                                         (209)         (138)         (171)          (59)           --
    Commercial                                           (66)          (65)          (35)         (233)          (32)
    Consumer                                              (9)          (21)          (10)          (11)          (16)
------------------------------------------------------------------------------------------------------------------------------------

Total charged off                                       (284)         (224)         (216)         (303)          (48)
------------------------------------------------------------------------------------------------------------------------------------

Recoveries:
    Real estate                                          132            13            21           144             1
    Commercial                                            36            33            68            71           167
    Consumer                                               8            10             7            12            49
------------------------------------------------------------------------------------------------------------------------------------

Total recoveries                                         176            56            96           227           217
------------------------------------------------------------------------------------------------------------------------------------

Ending balance                                        $4,809        $4,917        $5,085        $5,205        $5,281
------------------------------------------------------------------------------------------------------------------------------------

Composition of Allowance for Loan Losses
(Dollars in thousands)
                                                                December 31

                         2001                 2000                 1999                1998                 1997

                           Percent of            Percent of          Percent of           Percent of          Percent of
                          Loan Type to          Loan Type to        Loan Type to         Loan Type to        Loan Type to
                   Amount  Total Loans   Amount Total Loans  Amount Total Loans   Amount Total Loans  Amount Total Loans
------------------------------------------------------------------------------------------------------------------------------------
Real estate         $1,685     59%       $1,449     58%      $1,272     57%       $1,537     54%      $1,104     51%
Commercial*          1,609     23         1,555     21        1,275     23         1,192     24        1,220     27
Consumer     145        18    270            21    199           20    185            22    164           22
Unallocated          1,370     --         1,643     --        2,339     --         2,291     --        2,793     --
------------------------------------------------------------------------------------------------------------------------------------

Total               $4,809    100%       $4,917    100%      $5,085    100%       $5,205    100%      $5,281    100%
------------------------------------------------------------------------------------------------------------------------------------

*includes commercial construction

                                                                                      Downingtown National Bank [LOGO] 11


Management's Discussion and Analysis
--------------------------------------------------------------------------------

lished for loans where loss is probable and reasonably identifiable, based on management's judgment and an evaluation of the individual credit, which includes various factors mentioned above. The allocated portion of the reserve is then determined as a result of an analysis of the loan pools and specific allocations.

      The table on the previous page sets forth the composition of DNB's allowance for loan losses at the dates indicated. The portion allocated to each category is generally not the total amount available for future losses that might occur within such categories. The allocation of the allowance should also not be interpreted as an indication that charge-offs will occur in these amounts or proportions. The specific allocations in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category.

      In establishing and reviewing the allowance for adequacy, emphasis has been placed on utilizing the methodology prescribed in the OCC's Handbook (which utilizes BC 201 qualitative risk factors). As a result, management has taken into consideration factors and variables which influence the risk of loss within the loan portfolio, including: (i) trends in delinquency and nonaccrual loans;
(ii) changes in the nature and volume of the loan portfolio; (iii) effects of any changes in lending policies; (iv) experience, ability, and depth of management/quality of loan review; (v) national and local economic trends and conditions; (vi) concentrations of credit; and (vii) effect of external factors on estimated credit losses. The unallocated portion of the allowance is intended to provide for probable losses that are not otherwise identifiable using the BC 201 risk factors such as (i) the effect of expansion into new markets or lines of business that are not as familiar as DNB's current market or business lines;
(ii) the effect of receiving incomplete, inaccurate or misleading information from our borrowers; and (iii) the non-qualifiable impact that a terrorist action or threat of action has on a particular industry.

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

      As of December 31, 2001, deposits totaled $293.4 million, up modestly from $290.8 million at December 31, 2000. Certificates of deposit de-

--------------------------------------------------------------------------------

      The following table sets forth the composition of DNB's deposits at the dates indicated.

Deposits By Major Classification
(Dollars in thousands)                                                        December 31

                                                      2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing deposits                       $ 40,355      $ 38,898      $ 31,864      $ 30,001      $ 27,150
Interest-bearing deposits:
     NOW                                              46,346        44,450        39,501        37,075        33,387
     Money market                                     64,491        59,250        47,517        32,582        19,289
     Savings                                          34,480        29,811        30,199        28,321        27,714
     Certificates                                     90,387       101,794        89,691        82,424        78,509
     IRA                                              17,324        16,588        16,109        14,970        13,188
------------------------------------------------------------------------------------------------------------------------------------

Total deposits                                      $293,383      $290,791      $254,881      $225,373      $199,237
------------------------------------------------------------------------------------------------------------------------------------


Downingtown National Bank [LOGO] 12

Management's Discussion and Analysis
--------------------------------------------------------------------------------

creased $11.4 million to $90.4 million, while money market, savings, NOW and non-interest-bearing accounts increased $5.2 million, $4.7 million, $1.9 million and $1.5 million, respectively. The flow of deposits from certificates to transaction accounts reflects our customers' liquidity preferences in the current low-interest rate environment.

      DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia, to meet short-term liquidity needs. Through these relationships, DNB has additional available short-term credit of approximately $102.7 million.


--------------------------------------------------------------------------------
      The following table sets forth certain information relating to DNB's financial instruments that are sensitive to changes in interest rates and categorized by expected maturity or repricing.



Interest Rate Sensitivity Analysis
(Dollars in thousands)
                                                                     December 31, 2001

                                               More Than   More Than     More Than   More Than   More Than
                                               One Year    Two Years    Three Years Four Years  Five Years
                                  Under One     Through     Through       Through     Through       and
                                    Year       Two Years  Three Years   Four Years  Five Years Non-repricing    Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks
  and Federal funds sold          $ 9,888          $--         $--           $--         $--     $ 8,740      $ 18,628
Investments                        74,373       36,656      12,613        10,305       6,419      28,342       168,708
Commercial loans                   31,949        3,876       2,743         1,086         268       2,369        42,291
Mortgage loans                     20,867       18,296      12,114        10,473       8,312      39,915       109,977
Consumer loans                     10,404        4,380       3,794         3,042       2,327       9,836        33,783
Other assets                           --           --          --            --          --      16,017        16,017
------------------------------------------------------------------------------------------------------------------------------------
Total assets                     $147,481      $63,208     $31,264       $24,906    $ 17,326    $105,219      $389,404
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND EQUITY
Non-interest-bearing demand           $--          $--         $--       $ 6,726     $ 6,726    $ 26,903      $ 40,355
NOW                                13,904        4,635       9,269         4,635       4,635       9,269        46,347
Money market                       58,166        3,162       3,162            --          --          --        64,490
Savings                             8,620        5,172       6,896         3,448       3,448       6,896        34,480
Certificates and IRAs less
  than $100,000                    56,182       16,686       3,522           211         454          --        77,055
Certificates and IRAs at or more
  than $100,000                    26,474        3,019          --           262         827          74        30,656
------------------------------------------------------------------------------------------------------------------------------------

Total deposits                    163,346       32,674      22,849        15,282      16,090      43,142       293,383
Borrowings                          5,000        3,000       6,000         9,000      17,000      23,735        63,735
Junior subordinated debentures      5,000           --          --            --          --          --         5,000
Other liabilities                      --           --          --            --          --       1,998         1,998
Stockholders' equity                   --           --          --            --          --      25,288        25,288
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity     $173,346      $35,674     $28,849       $24,282    $ 33,090    $ 94,163      $389,404
------------------------------------------------------------------------------------------------------------------------------------
Gap                             $ (25,865)     $27,534     $ 2,415         $ 624    $(15,764)   $ 11,056
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap                  $ (25,865)     $ 1,669     $ 4,084       $ 4,708    $(11,056)        $--
Cumulative gap to total assets     (6.64%)       0.43%       1.05%         1.21%      (2.84%)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                      Downingtown National Bank [LOGO] 13


Management's Discussion and Analysis
--------------------------------------------------------------------------------

      At December 31, 2001, DNB has $18.1 million in commitments to fund commercial real estate, construction and land development loans. In addition, there are $5.1 million in unfunded home equity lines of credit and $14.4 million in other unused loan commitments. Management anticipates the majority of these commitments will be funded by means of normal cash flows. There are approximately $82.7 million in certificates of deposit scheduled to mature during the twelve months ending December 31, 2002. To meet its funding needs, DNB maintains assets which comprise its primary liquidity totaling $155.3 million on December 31, 2001. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB also anticipates scheduled payments and prepayments on its loan and mortgage-backed securities portfolios.

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

      As indicated in the table on the previous page, the one year gap position at December 31, 2001 was a negative 6.6%. Generally, a financial institution with a negative gap position will most likely experience decreases in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates.

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

      DNB reports its callable agency, callable corporate notes and callable municipal investments ($55.0 million at December 31, 2001) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable securities provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

      Included in the analysis of the gap position are certain savings and demand accounts which are less sensitive to fluctuations in interest rates than other interest-bearing sources of funds. In determining the sensitivity of such deposits, management reviews the movement of its deposit rates relative to changes in market rates. The ALCO has estimated that these deposits are approximately 25-75% sensitive to interest rate changes (i.e., if short term rates were to increase 100 basis points, the interest rate on such deposits would increase 25-75 basis points).

      DNB continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management be-



Downingtown National Bank [LOGO] 14

Management's Discussion and Analysis
--------------------------------------------------------------------------------

lieves that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing DNB's spread by attracting lower-costing retail deposits and in some instances, borrowing from the FHLB of Pittsburgh.

      In addition to utilizing the gap ratio for interest rate risk management, the ALCO utilizes simulation analysis whereby the model estimates the variance in net interest income with a change in interest rates of plus or minus 300 basis points over a twelve and twenty-four month period. Given today's low interest rate environment, our simulation model measures the effect of a 150 basis point decline in earnings, versus the 300 basis points decline used historically. Recent simulations indicate that net interest income would be within policy guidelines regardless of the direction of market rates.

Market Risk Analysis

      To measure the impacts of longer-term asset and liability mismatches beyond two years, DNB utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Results falling outside prescribed ranges require action by the ALCO. At December 31, 2001 and 2000, DNB's variance in the economic value of equity as a percentage of assets with an instantaneous and sustained parallel shift of 200 basis points is within DNB's negative 3% policy guideline, as shown in the tables below.

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

Market Risk Analysis
(Dollars in thousands)
                                December 31, 2001

Change in Rates            Flat     -200 bp     +200 bp
------------------------------------------------------------------------

EVPE                      $29,379    $25,078    $24,237
Change                                (4,301)    (5,142)
Change as a % of assets               (1.10%)    (1.32%)
------------------------------------------------------------------------


                                December 31, 2000

Change in Rates            Flat      -200 bp    +200 bp
------------------------------------------------------------------------

EVPE                      $28,870    $27,205    $23,082
Change                                (1,665)    (5,788)
Change as a % of assets               (0.47%)    (1.62%)
------------------------------------------------------------------------

Capital Resources

      Stockholders' equity increased to $25.3 million at December 31, 2001. Net income of $2.7 million was supplemented by the net year over year unrealized gain in the available-for-sale investment portfolio ($490,000) and offset by dividends paid ($880,000), as well as the purchase of treasury stock ($266,000). Management believes that the Corporation and the Bank have each met the definition of "well capitalized" for regulatory purposes on December 31, 2001. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters -- Footnote 17).

Regulatory Matters

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission



                                             Downingtown National Bank [LOGO] 15

Management's Discussion and Analysis
--------------------------------------------------------------------------------

is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $5.9 million for the year ended December 31, 2001.

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

Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), which was subsequently amended. This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, so long as the hedge is effective. SFAS No. 133 was adopted on January 1, 2001 and there was no impact on operations, financial condition, equity or comprehensive income. DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.

      In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 140"). This statement supercedes and replaces the guidance in Statement 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, although it carries over most of Statement 125's provisions without reconsideration. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. This statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. SFAS No. 140 was adopted by DNB during the fiscal year ended December 31, 2001. There was no impact of this statement on DNB's financial condition, equity, results of operations or disclosures.

      In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS No. 141"). This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All Business combinations in the scope of the Statement are to be accounted for using the purchase method. The provisions of the Statement apply to all Business combinations initiated after June 30, 2001. The Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 was adopted by DNB on July 1, 2001. There was no



Downingtown National Bank [LOGO] 16

Management's Discussion and Analysis
--------------------------------------------------------------------------------

impact of this statement on DNB's financial condition, equity, results of operations or disclosures.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and other Intangible Assets ("SFAS No. 142"). This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of the Statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. The Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. DNB expects any impact from the adoption of this statement to be immaterial to its financial condition, equity, results of operations and disclosures.

      In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligation. ("SFAS No. 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and it applies to all entities. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. DNB expects that there will be no impact of this statement on its financial condition, equity, results of operations or disclosures when adopted.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset. ("SFAS No. 144"). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. However, the
Statement retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of this

                                             Downingtown National Bank [LOGO] 17

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The provisions of this Statement generally are to be applied prospectively. DNB expects that there will be no impact of this statement on its financial condition, equity, results of operations or disclosures when adopted.

Market for Common Stock

      DNB Financial Corporation's common stock is listed under the symbol "DNBF" on the Over The Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this report who are market makers of DNB's common stock. There were approximately 900 stockholders who owned 1.8 million shares of common stock outstanding at December 31, 2001.

      The following table sets forth the quarterly high and low prices for a share of DNB's common stock during the periods indicated. Prices for the sale of stock are based upon transactions reported by the brokerage firms of F. J. Morrissey & Co., Inc. and Ferris, Baker Watts, Inc. The quoted high and low bids prices are limited only to those transactions known by management to have occurred and there may, in fact, have been additional transactions of which management is unaware. Prices have been adjusted for stock dividends.

                           2001              2000

                       High     Low      High      Low
-----------------------------------------------------------
First quarter         $14.64  $13.33    $15.19   $11.79
Second quarter         15.86   14.64     13.61    12.02
Third quarter          19.37   15.33     14.74    12.36
Fourth quarter         21.75   18.37     14.63    13.33
-----------------------------------------------------------


--------------------------------------------------------------------------------

      The following table sets forth selected quarterly financial data and earnings per share for the periods indicated. Per share data have been adjusted for the five percent (5%) stock dividends declared in 2001 and 2000.

Quarterly Financial Data
(Dollars in thousands, except per share data)

                                                     2001                                        2000

                                    Fourth      Third    Second      First       Fourth     Third    Second      First
                                    Quarter    Quarter   Quarter    Quarter      Quarter   Quarter   Quarter    Quarter
------------------------------------------------------------------------------------------------------------------------------------
Interest income                      $5,897    $6,093    $6,169     $6,230       $6,433    $6,166    $5,698     $5,455
Interest expense                      2,922     3,205     3,406      3,576        3,675     3,429     2,965      2,721
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                   2,975     2,888     2,763      2,654        2,758     2,737     2,733      2,734
Provision for loan losses                --        --        --         --           --        --        --         --
Non-interest income                     738       582       526        457          490       438       419        393
Non-interest expense                  2,593     2,609     2,448      2,244        2,265     2,284     2,232      2,150
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes            1,120       861       841        867          983       891       920        977
Income tax expense                      223       249       233        262          219       266       285        293
------------------------------------------------------------------------------------------------------------------------------------

Net income                            $ 897     $ 612     $ 608      $ 605        $ 764     $ 625     $ 635      $ 684
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings per share             $ 0.50    $ 0.34    $ 0.34     $ 0.34       $ 0.43    $ 0.35    $ 0.36     $ 0.39
Diluted earnings per share             0.49      0.34      0.34       0.34         0.42      0.35      0.35       0.38
------------------------------------------------------------------------------------------------------------------------------------

Cash dividends per share             $0.124    $0.124    $0.124     $0.124       $0.118    $0.118    $0.118     $0.118
------------------------------------------------------------------------------------------------------------------------------------

Downingtown National Bank [LOGO] 18

DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Condition

                                                                                             December 31

                                                                                     2001                     2000
------------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                            $ 11,466                $ 13,002
Federal funds sold                                                                    7,162                  14,350
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                            18,628                  27,352
------------------------------------------------------------------------------------------------------------------------------------

Investment securities available for sale, at market value                           135,619                  86,088
Investment securities (market value $33,618 in 2001
   and $42,358 in 2000)                                                              33,089                  42,328
Loans, net of unearned income                                                       186,050                 191,201
Allowance for loan losses                                                            (4,809)                 (4,917)
------------------------------------------------------------------------------------------------------------------------------------
Net loans                                                                           181,241                 186,284
------------------------------------------------------------------------------------------------------------------------------------
Office property and equipment                                                         7,701                   5,889
Accrued interest receivable                                                           2,230                   2,580
Bank owned life insurance                                                             5,203                   1,858
Deferred income taxes                                                                 1,213                   1,427
Other real estate owned                                                                  --                     183
Other assets                                                                          4,480                   2,681
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                       $389,404                $356,670
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                                      $ 40,355                $ 38,898
Interest-bearing deposits:
   NOW                                                                               46,346                  44,450
   Money market                                                                      64,491                  59,250
   Savings                                                                           34,480                  29,811
   Time                                                                             107,711                 118,382
------------------------------------------------------------------------------------------------------------------------------------
Total deposits                                                                      293,383                 290,791
------------------------------------------------------------------------------------------------------------------------------------

Borrowings                                                                           63,735                  40,741
Junior subordinated debentures                                                        5,000                      --
Accrued interest payable                                                              1,455                   1,450
Other liabilities                                                                       543                     458
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                   364,116                 333,440
------------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (note 15)

Stockholders' Equity
Preferred stock, $10.00 par value;
   1,000,000 shares authorized; none issued                                              --                      --
Common stock, $1.00 par value;
   10,000,000 shares authorized; 1,785,595 and
   1,691,575 issued and outstanding, respectively                                     1,786                   1,692
Treasury stock, at cost (14,854 shares)                                                (266)                     --
Surplus                                                                              21,292                  19,676
Retained earnings                                                                     3,235                   3,111
Accumulated other comprehensive loss                                                   (759)                 (1,249)
------------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                           25,288                  23,230
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                         $389,404                $356,670
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                                                      Downingtown National Bank [LOGO] 19

DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

                                                                                     Year Ended December 31

                                                                            2001              2000             1999

Interest Income:
Interest and fees on loans                                                $15,304           $15,057          $13,825
Interest and dividends on investment securities:
  Taxable                                                                   7,548             7,641            5,846
  Exempt from Federal taxes                                                   494               512              445
  Tax-preferred                                                               597                94               --
Interest on Federal funds sold                                                446               448              384
------------------------------------------------------------------------------------------------------------------------------------
Total interest income                                                      24,389            23,752           20,500
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense:
Interest on NOW, money market and savings                                   3,641             4,239            3,357
Interest on time deposits                                                   6,106             6,751            5,378
Interest on FHLB advances                                                   3,078             1,690            1,014
Interest on other borrowings                                                  284               110               76
------------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                     13,109            12,790            9,825
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                        11,280            10,962           10,675
Provision for loan losses                                                      --                --               --
------------------------------------------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses                        11,280            10,962           10,675
------------------------------------------------------------------------------------------------------------------------------------

Non-interest Income:
Service charges                                                             1,036               755              627
DNB Advisors                                                                  404               448              399
Increase in cash surrender value of BOLI                                      194                58               --
Gains on sales of investment securities                                        85                15               --
Other                                                                         584               464             608
------------------------------------------------------------------------------------------------------------------------------------

Total non-interest income                                                   2,303             1,740            1,634
------------------------------------------------------------------------------------------------------------------------------------

Non-interest Expense:
Salaries and employee benefits                                              5,315             4,772            4,324
Furniture and equipment                                                     1,069             1,029              927
Occupancy                                                                     709               622              519
Professional and consulting                                                   715               533              492
Marketing                                                                     325               275              352
Printing and supplies                                                         242               278              283
Other                                                                       1,519             1,422            1,334
------------------------------------------------------------------------------------------------------------------------------------

Total non-interest expense                                                  9,894             8,931            8,231
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                  3,689             3,771            4,078
Income tax expense                                                            967             1,063            1,246
------------------------------------------------------------------------------------------------------------------------------------

Net Income                                                                $ 2,722           $ 2,708          $ 2,832
------------------------------------------------------------------------------------------------------------------------------------

Earnings per share:
   Basic                                                                    $1.53             $1.52            $1.60
   Diluted                                                                   1.50              1.50             1.55
Cash dividends per share                                                    $0.50             $0.47            $0.45
Weighted average common shares outstanding:
   Basic                                                                1,776,084         1,776,051        1,768,056
   Diluted                                                              1,813,220         1,800,614        1,824,275
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Downingtown National Bank [LOGO] 20

DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                                                                 Accumulated
                                                                                                    Other
                                     Comprehensive   Common    Treasury             Retained    Comprehensive
                                        Income        Stock      Stock    Surplus   Earnings    Income (Loss)    Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999                           $1,524       $--     $17,105     $1,924     $    53       $20,606
Comprehensive Income:
   Net income                            $2,832          --        --          --      2,832          --         2,832
   Other comprehensive income,
     net of tax, relating to net
     unrealized losses on investments    (2,108)         --        --          --         --      (2,108)       (2,108)

Total comprehensive income                  724
Cash dividends                                           --        --          --       (795)         --          (795)
Issuance of stock dividends                              76        --       1,450     (1,526)         --            --
Cash payment for fractional shares                       --        --          --         (6)         --            (6)
Exercise of stock options                                 9        --          --         --          --             9
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                          1,609        --      18,555      2,429      (2,055)       20,538
Comprehensive Income:
   Net income                             2,708          --        --          --      2,708          --         2,708
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments        806          --        --          --         --         806           806

Total comprehensive income                3,514
Cash dividends                                           --        --          --       (838)         --          (838)
Issuance of stock dividends                              80        --       1,103     (1,183)         --            --
Cash payment for fractional shares                       --        --          --         (5)         --            (5)
Exercise of stock options                                 3        --          18         --          --            21
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                          1,692        --      19,676      3,111      (1,249)       23,230
Comprehensive Income:
   Net income                             2,722          --        --          --      2,722          --         2,722
    Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments        490          --        --          --         --         490           490

Total comprehensive income                3,212
Cash dividends                                           --        --          --       (880)         --          (880)
Issuance of stock dividends                              84        --       1,627     (1,711)         --            --
Purchase of treasury shares                              --      (266)         --         --          --          (266)
Cash payment for fractional shares                       --        --          --         (7)         --            (7)
Exercise of stock options                                10        --         (11)        --          --            (1)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                         $1,786     $(266)    $21,292     $3,235      $ (759)      $25,288
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                                                                      Downingtown National Bank [LOGO] 21


DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

                                                                                  Year Ended December 31

                                                                              2001            2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                                   $ 2,722         $ 2,708         $ 2,832
Adjustments to reconcile net income to net cash
   (used) provided by operating activities:
      Depreciation, amortization and accretion                                 1,137             702             821
      Gains on sale of OREO                                                      (31)             --            (159)
      Net gain on sale of securities                                             (85)            (15)             --
      Increase (decrease) in interest receivable                                 350            (776)           (134)
      Increase in other assets                                                (1,798)           (234)           (685)
      Increase in investment in BOLI                                          (3,345)           (193)         (1,665)
      Increase in interest payable                                                 5             372             176
      (Decrease) increase in current taxes payable                               (69)             13            (137)
      Decrease in deferred income tax expense                                     18             198              26
      Increase (decrease) in other liabilities                                   153            (663)            706
------------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used) Provided By Operating Activities                                (943)          2,112           1,781
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from maturities and paydowns - AFS securities                        33,835           7,954           4,104
Proceeds from maturities and paydowns - HTM securities                        17,284           9,161          15,145
Purchase of AFS securities                                                   (97,633)        (42,273)        (24,725)
Purchase of HTM securities                                                    (8,160)        (10,869)         (8,578)
Proceeds from sale of securities - AFS                                        14,767          12,466              --
Proceeds from sale of OREO                                                       214              --             683
Net decrease (increase) in loans                                               5,043         (20,012)        (23,319)
Purchase of bank property and equipment                                       (2,565)           (800)         (1,854)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used By Investing Activities                                        (37,215)        (44,373)        (38,544)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net increase in deposits                                                       2,592          35,910          29,508
Increase in FHLB advances greater than ninety days                            23,000          17,000           5,000
Proceeds from issuance of junior subordinated debentures                       5,000              --              --
(Decrease) increase in lease obligations                                          (5)             (5)            746
Dividends paid                                                                  (887)           (838)           (801)
Proceeds from issuance of stock under stock option plan                           --              16               9
Purchase of treasury stock                                                      (266)             --              --
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                                     29,434          52,083          34,462
------------------------------------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                                       (8,724)          9,822          (2,301)
Cash and Cash Equivalents at Beginning of Period                              27,352          17,530          19,831
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                                   $18,628         $27,352         $17,530
------------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure Of Cash Flow Information:
Cash paid during the period for:
   Interest                                                                  $13,104         $12,418         $ 9,649
   Income taxes                                                                  750             825           1,357
Supplemental Disclosure Of Non-cash Flow Information:
Net transfer of loans to OREO                                                    $--            $ 99           $ 469
Change in unrealized gains (losses) on securities - AFS                          686           1,184          (3,098)
Change in deferred taxes due to change in unrealized
   gains or losses on securities - AFS                                          (196)           (378)            990
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Downingtown National Bank [LOGO] 22

Notes to Consolidated Financial Statements

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DNB Financial Corporation (the "Corporation" or "DNB") through its wholly owned subsidiary, Downingtown National Bank (the "Bank"), has been serving individuals and small to medium sized businesses of Chester County, Pennsylvania since 1861. DNB Capital Trust I (the "Trust") is a special purpose Delaware business trust (see additional discussion in Junior Subordinated Debentures-Footnote 9). The Bank is a locally managed commercial bank providing personal and commercial loans and deposit products, in addition to investment and trust services from nine community offices. The Bank encounters vigorous competition for market share from commercial banks, thrift institutions, credit unions and other financial intermediaries.

      The consolidated financial statements of DNB and its subsidiary, the Bank, which together are managed as a single operating segment, are prepared in accordance with generally accepted accounting principles applicable to the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect revenues and expenses for the period. Actual results could differ significantly from those estimates.

      The material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for losses on loans, independent appraisals for significant properties are obtained when practical.

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

      Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 2001 and 2000 was approximately $868,000 and $1.6 million, respectively.

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

      Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 2001, 2000, or 1999.

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

                                             Downingtown National Bank [LOGO] 23

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

      Allowance for Loan Losses -- The allowance for loan losses ("allowance") is based on a periodic evaluation of the portfolio and is maintained at a level that represents management's best estimate of known and inherent losses in the portfolio. Management considers a variety of factors when establishing the allowance, recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of detailed loan reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral, and other relevant factors. While management utilizes the latest available information to determine the likelihood for losses on loans, future additions to the allowance may be necessary based on changes in economic conditions as well as adverse changes in the financial condition of borrowers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require DNB to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. The allowance is increased by the provision for loan losses, which is charged to operations. Loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance.

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


Downingtown National Bank [LOGO] 24

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

to sell. Gains or losses on disposition of premises and equipment are reflected in operations.

      Other Assets -- Financing costs related to the issuance of DNB's junior subordinated debentures are being amortized over the life of the debentures and are included in other assets.

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

      Stock Option Plan -- SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair-value-based method defined in SFAS No. 123 had been applied. DNB has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

      Earnings Per Share -- Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from the conversion of common stock equivalents and is computed using the treasury stock method. Earnings per share, dividends per share and weighted average shares outstanding have been adjusted to reflect the effects of the 5% stock dividends paid in December 2001, 2000 and 1999 and the September 1997 two-for-one stock split, effected in the form of a 100% dividend.

      Trust Assets -- Assets held by DNB Advisors in fiduciary or agency capacities are not included in the consolidated financial statements since such items are not assets of DNB. Operating income and expenses of DNB Advisors are included in the consolidated statements of operations and are recorded on an accrual basis.

      Statements of Cash Flows -- For purposes of the statements of cash flows, DNB considers cash in banks, amounts due from banks, and Federal funds sold to be cash equivalents. Generally, Federal funds are sold for one-day periods.

      Recent Accounting Pronouncements -- In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), which was subsequently amended. This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and those used for hedging activities, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 generally provides for matching of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, so long as the hedge is effective. SFAS No. 133 was adopted on January 1, 2001 and there was no impact
on  operations,   financial  condition,  equity  or  compre-



                                             Downingtown National Bank [LOGO] 25

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

hensive income. DNB currently has no derivatives covered by this statement and currently conducts no hedging activities.

      In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 140"). This statement supercedes and replaces the guidance in Statement 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, although it carries over most of Statement 125's provisions without reconsideration. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. This statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. SFAS No. 140 was adopted by DNB during the fiscal year ended December 31, 2001. There was no impact of this statement on DNB's financial condition, equity, results of operations or disclosures.

      In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS No. 141"). This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All Business combinations in the scope of the Statement are to be accounted for using the purchase method. The provisions of the Statement apply to all Business combinations initiated after June 30, 2001. The Statement also applies to business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 was adopted by DNB on July 1, 2001. There was no impact of this statement on DNB's financial condition, equity, results of operations or disclosures.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and other Intangible Assets ("SFAS No. 142"). This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of the Statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. The Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. DNB expects any impact from the adoption of this statement to be immaterial to its financial condition, equity, results of operations and disclosures.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation. ("SFAS No. 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.


Downingtown National Bank [LOGO] 26

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and it applies to all entities. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. DNB expects that there will be no impact of this statement on its financial condition, equity, results of operations or disclosures when adopted.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. However, the
Statement retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The provisions of this Statement generally are to be applied prospectively. DNB expects that there will be no impact of this statement on its financial condition, equity, results of operations or disclosures when adopted.


                                             Downingtown National Bank [LOGO] 27

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


(2)   INVESTMENT SECURITIES

      Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

                                                                                December 31, 2001

                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
------------------------------------------------------------------------------------------------------------------------------------
US Government agency obligations                             $ 9,152          $291             $ (3)         $ 9,440
Collateralized mortgage obligations                           10,905           168               --           11,073
US agency mortgage-backed securities                           3,768            53               (3)           3,818
Equity securities                                              4,265            --               --            4,265
Other securities                                               4,999            23               --            5,022
------------------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $ 33,089          $535             $ (6)        $ 33,618
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
------------------------------------------------------------------------------------------------------------------------------------

US Treasury                                                  $ 4,624           $--             $ (1)         $ 4,623
US Government agency obligations                              13,709           178              (30)          13,857
US agency mortgage-backed securities                          47,473           219              (10)          47,682
Corporate bonds                                               34,161           222           (1,118)          33,265
Collateralized mortgage obligations                           13,339            68              (67)          13,340
State and municipal tax-exempt                                10,680            30             (616)          10,094
DRD agency preferred stock                                    12,513            58              (86)          12,485
Other securities                                                 273            --               --              273
------------------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $136,772          $775          $(1,928)        $135,619
------------------------------------------------------------------------------------------------------------------------------------


                                                                                December 31, 2000

                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
------------------------------------------------------------------------------------------------------------------------------------

US Government agency obligations                            $ 19,805          $182            $ (21)        $ 19,966
Collateralized mortgage obligations                           16,047            19             (118)          15,948
US agency mortgage-backed securities                           2,161             3              (26)           2,138
Equity securities                                              3,316            --               --            3,316
Other securities                                                 999            --               (9)             990
------------------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $ 42,328          $204           $ (174)        $ 42,358
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
------------------------------------------------------------------------------------------------------------------------------------

US Treasury                                                  $ 1,000           $--             $ (1)           $ 999
US Government agency obligations                              26,501           104              (41)          26,564
US agency mortgage-backed securities                           5,417            36              (19)           5,434
Corporate bonds                                               31,893           129           (1,577)          30,445
State and municipal tax-exempt                                10,146            --             (422)           9,724
DRD agency preferred stock                                     6,014             8               (2)           6,020
Other securities                                               6,956             1              (55)           6,902
------------------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $ 87,927          $278          $(2,117)        $ 86,088
------------------------------------------------------------------------------------------------------------------------------------


Downingtown National Bank [LOGO] 28

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      The amortized cost and estimated fair value of investment securities as of December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                             Investment Securities              Investment Securities
                                                               Held to Maturity                  Available for Sale

                                                          Amortized         Estimated      Amortized        Estimated
(Dollars in thousands)                                       Cost          Fair Value         Cost         Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                      $ 4,000        $ 4,000          $ 5,868         $ 5,872
Due after one year through five years                            131            135           18,816          19,029
Due after five years through ten years                         5,015          5,199            5,022           5,025
Due after ten years                                           19,678         20,019           94,553          93,208
No stated maturity                                             4,265          4,265           12,513          12,485

      Total investment securities                            $33,089        $33,618         $136,772        $135,619



      DNB sold $14.8 million and $12.5 million of securities from the AFS portfolio during 2001 and 2000. No securities were sold during 1999. Gains and losses from sales of investment securities were as follows:

                             Year Ended December 31

(Dollars in thousands)     2001       2000       1999
------------------------------------------------------------
Gross realized gains       $129      $ 56        $--
Gross realized losses        44        41         --
------------------------------------------------------------
Net realized gain          $ 85      $ 15        $--
------------------------------------------------------------

      At December 31, 2001 and 2000, investment securities with a carrying value of approximately $29.1 million and $39.3 million, respectively, were pledged to secure public funds and for other purposes as required by law.

(3)   LOANS
                                   December 31

(Dollars in thousands)        2001            2000
------------------------------------------------------------
Residential mortgage        $ 39,298        $ 43,227
Commercial mortgage           70,282          67,302
Commercial                    42,081          41,000
Consumer                      34,389          39,672
------------------------------------------------------------
Total loans                  186,050         191,201
------------------------------------------------------------
Less allowance for
   loan losses                (4,809)         (4,917)
------------------------------------------------------------
Net loans                   $181,241        $186,284
------------------------------------------------------------

      Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $3.1 million, $1.2 million and $1.3 million were on a nonaccrual basis as of December 31, 2001, 2000 and 1999, respectively. DNB also had loans of approximately $155,000, $609,000 and $694,000 that were more than 90 days delinquent, but still accruing as of December 31, 2001, 2000 and 1999, respectively. If contractual interest income had been recorded on nonaccrual loans, interest would have been increased as shown in the following table:

                             Year Ended December 31

(Dollars in thousands)      2001       2000      1999
------------------------------------------------------------

Interest income which
   would have been
   recorded under
   original terms           $220       $ 98      $105
Interest income recorded
    during the year         (111)       (21)      (21)
------------------------------------------------------------
Net impact on
   interest income          $109       $ 77      $ 84
------------------------------------------------------------

      DNB had $4.0 million of loans which, although performing at December 31, 2001, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non-performing assets in future periods. There was $8.0 million of such loans at December 31, 2000. The majority of these loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.

      Although DNB has a significant concentration of residential and commercial mortgage loans


                                             Downingtown National Bank [LOGO] 29

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

collateralized by first mortgage liens located in Chester County, DNB has no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans at December 31, 2001, except for loans of approximately $44.1 million relating to local multi-unit office buildings.

(4)   ALLOWANCE FOR LOAN LOSSES

      Changes in the allowance for loan losses, for the years indicated, are as follows:

                             Year Ended December 31

(Dollars in thousands)      2001       2000      1999
------------------------------------------------------------
Beginning balance          $4,917     $5,085    $5,205
Provisions                     --         --        --

Loans charged off            (284)      (224)     (216)
Recoveries                    176         56        96
------------------------------------------------------------
Net charge-offs              (108)      (168)     (120)
------------------------------------------------------------
Ending balance             $4,809     $4,917    $5,085
------------------------------------------------------------

      At December 31, 2001, 2000 and 1999, DNB had impaired loans with total recorded investments of $1.2 million, $651,000 and $715,000 and average recorded investments of $1.1 million, $693,000 and $1.0 million for the years ended December 31, 2001, 2000, and 1999. Total cash collected on impaired loans was credited to the outstanding principal balance in the amounts of $3,000, $25,000 and $113,000 during the same respective periods. No interest income was recorded on such loans during the three years ended December 31, 2001.

(5)   OFFICE PROPERTY AND EQUIPMENT
                                            December 31

                          Estimated
(Dollars in thousands)   Useful Lives    2001        2000
---------------------------------------------------------------
Land                                     $ 935       $ 935
Buildings               25-33 years      6,568       4,905
Furniture, fixtures
   and equipment         5-20 years      7,580       6,800
---------------------------------------------------------------
Total cost                              15,083      12,640
Less accumulated
   depreciation                         (7,382)     (6,751)
---------------------------------------------------------------
Office property and
   equipment, net                      $ 7,701     $ 5,889
---------------------------------------------------------------

      Amounts charged to operating expense for depreciation for the years ended December 31, 2001, 2000 and 1999 amounted to $753,000, $687,000 and $637,000, respectively.

(6)   DEPOSITS

      Included in interest-bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities were as follows:

                                   December 31

(Dollars in thousands)             2001          2000
------------------------------------------------------------

Three months or less              $13,338      $10,118
Over three through six months       9,619        8,934
Over six through twelve months      3,517        6,419
Over one year through two years     3,019        4,184
Over two years                      1,163          106
------------------------------------------------------------
Total                             $30,656      $29,761
------------------------------------------------------------


(7)  FHLB ADVANCES AND SHORT TERM BORROWED FUNDS

      DNB's short-term borrowed funds consist of Federal funds purchased which generally represent one-day borrowings. DNB had an average of $186,000 and $171,000 outstanding in short-term borrowed funds during 2001 and 2000, respectively.

      In addition to Federal funds purchased, DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank (FHLB) of Pittsburgh. As of September 30, 2001, DNB has a maximum borrowing capacity at the FHLB of approximately $158 million. Advances totaled $63 million at December 31, 2001 ($50 million-Convertible term advances and $13 million-Fixed rate advances). These advances mature at various dates through the year ended December 31, 2011, as shown in the table below. Convertible term advances are callable, at the FHLB's option, at various dates starting on January 25, 2002 and ending on January 25, 2006. If an advance is called by the FHLB, DNB has the option of repaying the borrowing, or it may continue to borrow at three month Libor plus 10-14 basis points. FHLB advances are collateralized by a pledge of the Bank's entire portfolio of unen-


Downingtown National Bank [LOGO] 30

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

cumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.


(Dollars in thousands)           December 31, 2001
------------------------------------------------------------

Due by                        Weighted
December 31st               Average Rate       Amount
------------------------------------------------------------

2006                            4.99%         $16,000
Thereafter                      5.82           47,000
------------------------------------------------------------
Total                           5.61%         $63,000
------------------------------------------------------------

(8)  CAPITAL LEASE OBLIGATIONS

      Included in other borrowings is a long-term capital lease agreement, which relates to DNB's West Goshen branch. As of December 31, 2001 the branch has a carrying amount of $662,000, net of accumulated depreciation of $88,000, and is included in the balance of office properties and equipment in the accompanying statements of financial condition. The following is a schedule of the future minimum lease payments, together with the present value of the net minimum lease payments, as of December 31, 2001:

(Dollars in thousands)
Year ending December 31                      Amount
------------------------------------------------------------
2002                                           $ 81
2003                                             84
2004                                             86
2005                                             89
2006                                             92
Thereafter                                    1,767
------------------------------------------------------------
Total minimum lease payments                  2,199
------------------------------------------------------------
Less amount representing interest            (1,464)
------------------------------------------------------------
Present value of net minimum lease payments   $ 735
------------------------------------------------------------

(9)    JUNIOR SUBORDINATED DEBENTURES

      In July 2001, DNB issued $5.0 million of floating rate (6 month Libor plus 3.75%) junior subordinated debentures (the "debentures") to DNB Capital Trust I (the "Trust"), a Delaware business trust, in which DNB owns all of the common equity. The debentures are the sole asset of the Trust. The Trust issued $5.0 million preferred securities to investors. DNB's obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by DNB of the Trust's obligation under the preferred securities. The preferred securities are redeemable by DNB on or after July 25, 2006, or earlier in the event of certain adverse tax or bank regulatory developments. The preferred securities must be redeemed upon maturity of the debentures on July 25, 2031.

(10)    FAIR VALUE OF FINANCIAL INSTRUMENTS

      Fair value assumptions, methods, and estimates are set forth below for DNB's financial instruments.

   Limitations

      Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time DNB's entire holdings of a particular financial instrument. Because no market exists for a significant portion of DNB's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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


                                             Downingtown National Bank [LOGO] 31

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


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

   Deposits and Borrowings

      The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 2001 and 2000. The fair values of certificates of deposit and borrowings are based on the present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace and rates currently being offered for borrowings of similar maturities.

   Off-balance-sheet Instruments

      Off-balance-sheet instruments are primarily comprised of loan commitments which are generally priced at market at the time of funding. Fees on commitments to extend credit and standby letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments. At December 31,
2001 and 2000, loan commitments were $37.6 million and $28.6 million, respectively. Stand-by letters of credit were $5.5 million and $5.8 million at December 31, 2001 and 2000, respectively.

      The following table summarizes information for all on-balance-sheet financial instruments.

                                                    December 31

                                         2001                       2000
------------------------------------------------------------------------------------------
                                             Estimated                     Estimated
                                           Carrying Fair                 Carrying Fair
(Dollars in thousands)          Amount         Value          Amount          Value
------------------------------------------------------------------------------------------
Financial assets
Cash and Federal
  funds sold                   $ 18,628       $ 18,628       $ 27,352       $ 27,352
Investment
  securities, AFS               135,619        135,619         86,088         86,088
Investment
  securities, HTM                33,089         33,618         42,328         42,358
Net loans                       181,241        182,893        186,284        184,875
Accrued interest
  receivable                      2,230          2,230          2,580          2,580

Financial liabilities
Deposits                        293,383        295,274        290,791        291,365
Borrowings                       63,735         70,432         40,741         42,729
Junior subordinated
  debentures                      5,000          5,009           --             --
Accrued interest payable          1,455          1,455          1,450          1,450
------------------------------------------------------------------------------------------


Downingtown National Bank [LOGO] 32

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


(11)  FEDERAL INCOME TAXES

      Income tax expense was comprised of the following:

                             Year Ended December 31

(Dollars in thousands)      2001       2000      1999
------------------------------------------------------------

Current tax expense:
  Federal                   $ 944      $ 865    $1,220
  State                         5         --        --
Deferred income tax
  expense                      18        198        26
------------------------------------------------------------
Income tax expense          $ 967     $1,063    $1,246
------------------------------------------------------------

      The effective income tax rates of 26% for 2001, 28% for 2000, and 31% for 1999 were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                             Year Ended December 31

(Dollars in thousands)      2001       2000      1999
------------------------------------------------------------

Federal income taxes
  at statutory rate        $1,254     $1,282    $1,386
State income taxes, net         4         --        --
Decrease resulting from:
  Low income housing credits  (23)       (24)       --
  Tax-exempt interest and
    dividend preference      (299)      (160)     (147)
  Bank owned life insurance   (66)       (20)       --
  Other, net                   97        (15)        7
------------------------------------------------------------
Income tax expense          $ 967     $1,063    $1,246
------------------------------------------------------------

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

      Based upon DNB's current and historical tax history and the anticipated level of future taxable income, management believes the existing net deferred tax asset will, more likely than not, be realized based on future taxable income.

                                   December 31

(Dollars in thousands)            2001        2000
------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses     $1,635      $1,672
   Valuation adjustment for
     debt securities                394         590
   Other                            152          99
------------------------------------------------------------
   Total gross deferred tax assets2,181       2,361

Deferred tax liabilities:
   Depreciation                    (240)       (210)
   Pension expense                 (421)       (412)
   Tax bad debt reserve            (143)       (142)
   Other                           (164)       (170)
------------------------------------------------------------
   Total gross deferred
     tax liabilities               (968)       (934)
------------------------------------------------------------
Net deferred tax asset           $1,213      $1,427
------------------------------------------------------------

(12)  EARNINGS PER SHARE

      The following is a reconcilement of net income and the weighted average number of shares outstanding for basic and diluted EPS:


                                                               Year Ended December 31

                                        2001                            2000                            1999
------------------------------------------------------------------------------------------------------------------------------------

                            Income    Shares    Amount        Income   Shares  Amount         Income   Shares   Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS
  Income available to
   common stockholders      $2,722     1,776    $ 1.53        $2,708   1,776   $ 1.52         $2,832   1,768    $ 1.60
  Effect of dilutive common
   stock equivalents -
   stock options                --        37     (0.03)           --      25    (0.02)            --      56     (0.05)
------------------------------------------------------------------------------------------------------------------------------------

Diluted EPS
  Income available to
   common stockholders
   after assumed
         conversions        $2,722     1,813    $ 1.50        $2,708   1,801   $ 1.50         $2,832   1,824    $ 1.55
------------------------------------------------------------------------------------------------------------------------------------


                                             Downingtown National Bank [LOGO] 33

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


(12)  EARNINGS PER SHARE

      Options to purchase 29,957 shares of common stock at $15.87 per share have been outstanding since June 30, 1997. These share were included in the computation of diluted EPS during 2001, but were not included in the computation of diluted EPS for 2000 because these options were anti-dilutive during such period. The options, which expire on June 30, 2007, were still outstanding at December 31, 2001.

      Options to purchase 33,895 shares of common stock in 2001, 2000 and 1999 at $29.00 per share have been outstanding since June 30, 1998, but were not included in the computation of diluted EPS for 2001 and 2000 because these options were anti-dilutive during such periods. The options, which expire on June 30, 2008, were still outstanding at December 31, 2001.

      Also, options to purchase 28,418 shares of common stock in 2001, 2000 and 1999 at $23.32 per share have been outstanding since June 30, 1999, but were not included in the computation of diluted EPS for 2001 and 2000 because these options were anti-dilutive during such periods. These options, which expire on June 30, 2009, were still outstanding at December 31, 2001.

(13) OTHER COMPREHENSIVE INCOME

      The tax effects allocated to each component of "Other Comprehensive Income" are as follows:

                                                      Tax
                                    Before-Tax     (Expense)    Net-of-Tax
(Dollars in thousands)                Amount        Benefit       Amount
---------------------------------------------------------------------------

Year Ended
  December 31, 2001:
Unrealized gains on securities:
  Unrealized holding gains
    arising during the period         $   771      $  (225)     $   546
  Less reclassification for gains
    included in net income                (85)          29          (56)
---------------------------------------------------------------------------
Other Comprehensive Income            $   686      $  (196)     $   490
---------------------------------------------------------------------------

Year Ended
  December 31, 2000:
Unrealized gains on securities:
  Unrealized holding gains
    arising during the period         $ 1,199      $  (383)     $   816
  Less reclassification for gains
    included in net income                (15)           5          (10)
---------------------------------------------------------------------------
Other Comprehensive Income            $ 1,184      $  (378)     $   806
---------------------------------------------------------------------------

Year Ended
  December 31, 1999:
Unrealized losses on securities:
  Unrealized holding losses
    arising during the period         $(3,098)     $   990      $(2,108)
  Less reclassification for gains
    included in net income               --           --           --
---------------------------------------------------------------------------
Other Comprehensive Income            $(3,098)     $   990      $(2,108)
---------------------------------------------------------------------------

(14) BENEFIT PLANS

   Pension Plan

      The Bank maintains a qualified pension plan (the "Plan") covering all employees, including officers, who have been employed for one year and have attained 21 years of age. Prior to May 1, 1985, an individual must have attained the age of 25 and accrued one year of service. The Plan provides pension benefits to eligible retired employees at 65 years of age equal to 1.5% of their average monthly pay multiplied by their years of accredited service (maximum 40 years). The accrued benefit is based on the monthly average of their highest five consecutive years of their last ten years of service.



Downingtown National Bank [LOGO] 34

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



      The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 2001 and 2000 and amounts recognized in DNB's consolidated financial statements at December 31, 2001 and 2000:

                                                         December 31

(Dollars in thousands)                               2001          2000
--------------------------------------------------------------------------
Actuarial present value of benefit obligation:
Vested benefit obligation                          $(3,678)     $(3,955)
--------------------------------------------------------------------------
Accumulated benefit obligation                      (3,749)      (4,037)
--------------------------------------------------------------------------
Plan assets at fair value                            5,785        6,243
Projected benefit obligation                        (5,179)      (4,427)
--------------------------------------------------------------------------
Plan assets over projected
   benefit obligation                                  606        1,816
Unrecognized net asset at
   January 1, 1987 being
   amortized over 17 years                             (57)         (75)
Unrecognized net loss (gain)                           690         (523)
--------------------------------------------------------------------------
Prepaid pension cost
   included in other assets                        $ 1,239      $ 1,218
--------------------------------------------------------------------------

      Net periodic pension benefits for the years indicated include the following components:

                             Year Ended December 31

(Dollars in thousands)            2001        2000        1999
--------------------------------------------------------------------------
Service cost-benefits earned
  during the period              $ 216       $ 199       $ 183
Interest cost on projected
  benefit obligation               304         302         297
Actual return on
  plan assets                      290        (563)       (230)
Asset (loss) gain                 (813)         74        (247)
Amortization of
  unrecognized net asset
  at transition                    (19)        (19)        (19)
--------------------------------------------------------------------------
Net pension benefit              $ (22)      $  (7)      $ (16)
--------------------------------------------------------------------------
Assumptions used:
  Discount rate                   7.00%       7.00%       7.00%
  Rate of increase in
   compensation level             5.00        5.00        5.00
  Expected long-term rate
   of return on assets            8.50        8.50        8.50
--------------------------------------------------------------------------

      The Pension Plan's assets are invested using an asset allocation strategy in units of certain equity, bond, real estate and money market funds.

      DNB adopted an arrangement for supplemental compensation (the "Supplemental Plan") for its Chief Executive Officer (the "Executive") during 1999. The Supplemental Plan provides that the Bank and the Executive share in the rights to the cash surrender value and death benefits of a split-dollar life insurance policy (the "Split-dollar Policy") and provides for additional compensation to the Executive, equal to any income tax consequences related to the Supplemental Plan until retirement. The Split-dollar Policy is designed to provide the Executive, upon attaining age 65, with projected annual after-tax distributions of approximately $35,000, funded by loans against the cash surrender value of the Split-dollar Policy. In addition, the Split-dollar Policy is intended to provide the Executive with a projected death benefit of $750,000. Neither the insurance company nor DNB has guaranteed any minimum cash value under the Supplemental Plan. To fund the annual premium on the Split-dollar Policy and mitigate the obligations under this Plan, the Bank has purchased an additional life insurance policy on the Executive's life (the "BOLI Policy") with an initial deposit of $1.5 million ($1.7 million market value at December 31, 2001). The amount of the BOLI Policy has been calculated so that the projected increases in its cash surrender value will substantially offset the Bank's expense related to the Split-dollar Policy.

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

                                             Downingtown National Bank [LOGO] 35

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


      Participants are permitted to authorize pre-tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Bank makes matching contributions of $.25 for every dollar of deferred salary up to 6% of each participant's annual compensation. Each participant is 100% vested at all times in employee and employer contributions. The matching contributions to the 401(k) plan were $47,000, $41,000 and $35,000 in 2001, 2000 and 1999, respectively.

   Stock Option Plan

      DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 298,686 shares of DNB's common stock could be issued to employees and directors. On February 24, 1999, the Board of Directors of the Corporation amended and restated DNB Financial Corporation's 1995 Stock Option Plan (the "Plan"), to increase by 100,000 the number of shares for which options may be issued under the Plan. This amendment was approved by shareholders at the April 27, 1999 Annual Meeting.

      Under the plan, option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 65,124 and 91,121 shares available for grant at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the number of options exercisable was 197,802 and 176,103, respectively, and the weighted average exercise price of those options was $17.21 and $17.54, respectively.

      The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $2.86, $3.03 and $7.57 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: for 2001-expected dividend yield of 3.11%, risk-free interest rate of 5.00%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options was 15%; for 2000-expected dividend yield of 3.48%, risk-free interest rate of 5.02%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 24%; for 1999-expected dividend yield of 1.88%, risk-free interest rate of 6.44%, expected life of 9.5 years and an expected volatility of stock over the expected life of the options of 16%.

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

                             Year Ended December 31

                           2001        2000       1999
------------------------------------------------------------
Net income
   As reported           $2,722      $2,708      $2,832
   Pro forma              2,625       2,615       2,617
Diluted net income
   per share
   As reported            $1.50       $1.50       $1.55
   Pro forma               1.45        1.45        1.43
------------------------------------------------------------

      Stock option activity is indicated below. Shares have been adjusted for the 2 for 1 stock split in September 1997 and the 5% stock dividends in December of 2001, 2000 and 1999.


                                Number      Weighted Average
                              Outstanding    Exercise Price
------------------------------------------------------------
Outstanding January 1, 1999     151,259        $17.66
  Granted                        30,948         23.32
  Exercised                     (15,581)         8.09
  Terminated                     (1,824)        29.00
------------------------------------------------------------
Outstanding December 31, 1999   164,802         18.86
  Granted                        31,222         12.36
  Exercised                      (2,069)         8.09
  Terminated                     (9,049)        23.15
------------------------------------------------------------
Outstanding December 31, 2000   184,906         17.68
  Granted                        34,026         14.95
  Exercised                     (21,130)         9.33
------------------------------------------------------------
Outstanding December 31, 2001   197,802        $17.21
------------------------------------------------------------


Downingtown National Bank [LOGO] 36

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      The weighted average price and weighted average remaining contractual life for the outstanding options are listed below for the dates indicated. All outstanding options are exercisable.

                          December 31, 2001
------------------------------------------------------------

  Range of           Number         Weighted Average
  Exercise Prices  Outstanding   Remaining Contractual Life
------------------------------------------------------------
  $8.09-$10.91        41,583            4.0 years
  15.88               29,957            5.5 years
  29.00               33,895            6.5 years
  23.32               28,418            7.5 years
  12.36-14.95         63,949            9.0 years
                   ---------            ----------
                     197,802            7.0 years
------------------------------------------------------------


                          December 31, 2000
------------------------------------------------------------

  Range of           Number         Weighted Average
  Exercise Prices  Outstanding   Remaining Contractual Life
------------------------------------------------------------

  $8.09-$10.91       61,414             5.0 years
  15.88              29,957             6.5 years
  29.00              33,895             7.5 years
  23.32              28,418             8.5 years
  12.36-14.95        31,222             9.5 years
                   ---------            ----------
                    184,906             7.0 years
------------------------------------------------------------

(15)    COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE-SHEET RISK

      In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, borrow money or act in a fiduciary capacity, which are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these commitments.

      DNB had outstanding standby letters of credit in the amount of approximately $5.5 million and unfunded loan and lines of credit commitments in the amount of approximately $37.6 million at December 31, 2001. Of the $37.6 million, $31.8 million was for variable rate loans and $5.8 million was for fixed rate loans.

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

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $102.7 million.

      Approximately $101.7 million of assets are held by DNB Advisors in a fiduciary or agency capacity. These assets are not assets of DNB, and are not included in the consolidated financial statements.

      DNB is a party to a number of lawsuits arising in the ordinary course of business. While any litigation causes an element of uncertainty, management is of the opinion that the liability, if any, resulting from the actions, will not have a material effect on the accompanying financial statements.



                                             Downingtown National Bank [LOGO] 37

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(16) PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of DNB Financial Corporation (parent company only) follows:

Condensed Statements of Financial Condition

                                           December 31

(Dollars in thousands)                 2001        2000
----------------------------------------------------------
Assets
  US Treasury securities             $ 4,625     $    --
  Investment in subsidiary            25,888      23,230
  Other assets                           180          --
----------------------------------------------------------
Total assets                         $30,693     $23,230
----------------------------------------------------------
Liabilities and
  Stockholders' Equity
Liabilities
  Junior subordinated debentures     $ 5,155     $    --
  Other liabilities                      250          --
----------------------------------------------------------
Total liabilities                      5,405          --
----------------------------------------------------------
Stockholders' Equity
Total stockholders' equity            25,288      23,230
----------------------------------------------------------
Total liabilities and
  stockholders' equity               $30,693     $23,230
----------------------------------------------------------


Condensed Statements of Operations

  Year Ended December 31

(Dollars in thousands)              2001         2000       1999
------------------------------------------------------------------
Income:
   Dividends from subsidiary     $   880      $   838     $   801
   Interest income                     1           --          --
   Interest expense                 (177)          --          --
   Other expenses                     (3)          --          --
   Equity in undistributed
     income of subsidiary          2,021        1,870       2,031
------------------------------------------------------------------
Net income                       $ 2,722      $ 2,708     $ 2,832
------------------------------------------------------------------


Condensed Statements of Cash Flows

                                              Year Ended December 31

(Dollars in thousands)                    2001         2000         1999
--------------------------------------------------------------------------

Cash Flows From
   Operating Activities:
Net income                              $ 2,722      $ 2,708      $ 2,832
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Equity in undistributed
     income of subsidiary                (2,021)      (1,870)      (2,031)
Net change in other liabilities 250          --           --
Net change in other assets                 (335)          --           --
--------------------------------------------------------------------------
Net Cash Provided by
   Operating Activities                     616          838          801
--------------------------------------------------------------------------

Cash Flows From
   Investing Activities:
Purchase of AFS security                 (4,625)          --           --
Purchase of
   Bank subsidiary stock                     --          (16)          (9)
--------------------------------------------------------------------------
Net Cash Used In
   Investing Activities                  (4,625)         (16)          (9)
--------------------------------------------------------------------------

Cash Flows From
   Financing Activities:
Proceeds from issuance of
   junior subordinated
   debentures                             5,155           --           --
Payment to repurchase
   common stock                            (266)          --           --
Dividends paid                             (880)        (838)        (801)
Proceeds from issuance
   of stock under
   Stock Option Plan                         --           16            9
--------------------------------------------------------------------------
Net Cash Provided by
   (Used) in Financing
   Activities                             4,009         (822)        (792)
--------------------------------------------------------------------------

Net Change in Cash
   and Cash Equivalents                     $--          $--          $--
--------------------------------------------------------------------------



Downingtown National Bank [LOGO] 38

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(17)  REGULATORY MATTERS

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $5.9 million for the year ended December 31, 2001.

      Federal banking agencies impose three minimum capital requirements -- Total risk-based, Tier 1 and leverage capital. The risk-based capital ratios measure the adequacy of a bank's capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for "prompt corrective action" or other regulatory enforcement action. In assessing a bank's capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level of earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management's overall ability to monitor and control risks.

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


                                                                                                      To Be Well
                                                                                                   Capitalized Under
                                                                           For Capital             Prompt Corrective
                                                   Actual               Adequacy Purposes         Action Provisions
------------------------------------------------------------------------------------------------------------------------

                                              Amount      Ratio         Amount      Ratio         Amount      Ratio
------------------------------------------------------------------------------------------------------------------------
DNB Financial Corporation December 31, 2001:
   Total risk-based capital                  $33,693     12.96%        $20,802      8.00%        $26,002      10.00%
   Tier 1 capital                             30,424     11.70          10,401      4.00          15,601       6.00
   Tier 1 (leverage) capital                  30,424      8.05          15,126      4.00          18,908       5.00
------------------------------------------------------------------------------------------------------------------------

December 31, 2000:
   Total risk-based capital                  $26,975     10.78%        $20,016      8.00%        $25,020      10.00%
   Tier 1 capital                             23,825      9.52          10,008      4.00          15,012       6.00
   Tier 1 (leverage) capital                  23,825      6.90          13,805      4.00          17,256       5.00
------------------------------------------------------------------------------------------------------------------------

Downingtown National Bank
December 31, 2001:
   Total risk-based capital                  $29,137     11.21%        $20,793      8.00%        $25,992      10.00%
   Tier 1 capital                             25,869      9.95          10,397      4.00          15,595       6.00
   Tier 1 (leverage) capital                  25,869      6.85          15,107      4.00          18,884       5.00
------------------------------------------------------------------------------------------------------------------------

December 31, 2000:
   Total risk-based capital                  $26,975     10.78%        $20,016      8.00%        $25,020      10.00%
   Tier 1 capital                             23,825      9.52          10,008      4.00          15,012       6.00
   Tier 1 (leverage) capital                  23,825      6.90          13,805      4.00          17,256       5.00
------------------------------------------------------------------------------------------------------------------------

                                             Downingtown National Bank [LOGO] 39

Independent Auditors' Report
--------------------------------------------------------------------------------

KPMG
1600 Market Street
Philadelphia, PA 19103-7212

The Board of Directors and Stockholders
DNB Financial Corporation:


      We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

January 25, 2002
Philadelphia, PA


KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.



Downingtown National Bank [LOGO] 40

DNB Financial Corporation and Subsidiaries

Dnb Financial
Corporation

Directors

Robert J. Charles
Chairman

Vernon J. Jameson
Vice Chairman

Thomas R. Greenleaf
William S. Latoff
Joseph G. Riper
Louis N. Teti
Henry F. Thorne
James H. Thornton

Directors Emeritus
Ellis Y. Brown, III
Paul F. DiMatteo
I. Newton Evans, Jr.
Ilario S. Polite

Officers
Henry F. Thorne
President and CEO
Ronald K. Dankanich
Secretary
Bruce E. Moroney
Chief Financial Officer


Downingtown National Bank

Officers

Henry F. Thorne
President and CEO

Richard L. Bergey
Senior Vice President/
Senior Credit Officer

Charles E. Bradford
Senior Vice President
Director - DNB Advisors

Ronald K. Dankanich
Senior Vice President/
Operations and Secretary

Eileen M. Knott
Senior Vice President/
Audit and Compliance Officer

Kristen LaDow
Senior Vice President/
Senior Loan Officer

Bruce E. Moroney
Senior Vice President and CFO

Joseph M. Stauffer
Senior Vice President/
Retail Banking and Marketing


Departments

Elizabeth B. Barr
Vice President/Construction Lending

David L. Binder
Vice President/Commercial Lending

William W. Brown
Vice President/Data Processing

Elizabeth A. Cook
Asst. Vice President/Marketing Manager

Lisa A. Donnon
Asst. Vice President/Commercial Lending

Dominick A. Frederick
Vice President/Central Operations

Charles H. Fulton
Asst. Vice President/Consumer Lending

Michelle L. Griffith
Assistant Controller

Marilyn K. Harris
Asst. Vice President/Lending

Timothy J. Mahan
Asst. Vice President/
Loan Operations Manager

Debora A. Micka
Vice President/Commercial Lending

Charles S. Moore
Vice President/Commercial Lending

Tracy E. Panati
Asst. Vice President/Human Resources

M. Esther Popjoy
Vice President/Reconcilements

Michael Rist
Commercial Loan Officer

Barry A. Schmidt
Vice President/Commercial Lending and Cash Management

Kimberly L. Schneider
Asst. Vice President/Lending

Jenn Vanwijk
Commercial Loan Officer

Charles E. Wuertz
Vice President/Commercial Lending


                                             Downingtown National Bank [LOGO] 41

DNB Financial Corporation and Subsidiaries

Corporate Headquarters
4 Brandywine Avenue
Downingtown, PA 19335
Tel. 610-269-1040  Fax 610-873-5298
Internet http://www.dnb4you.com

Financial Information
Investors, brokers, security analysts
and others desiring financial
information should contact
Bruce Moroney at 610-873-5253 or
bmoroney@dnb4you.com

Auditors
KPMG LLP
1600 Market Street
Philadelphia, PA 19103-7212

Counsel
Stradley, Ronon, Stevens and Young, LLP
30 Valley Stream Parkway
Malvern, PA 19355

Registrar and Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016
800-368-5948

Market Makers
Boenning & Scattergood, Inc.  800-883-1212
Ferris, Baker Watts, Inc.  410-659-4616
F. J. Morrissey & Company, Inc.  800-842-8928
Herzog, Heine, Geduld, Inc.  215-972-0860
Janney Montgomery Scott, Inc.  800-526-6397
Ryan Beck & Company  800-223-8969

DNB Leasing
610-873-4025
Kenneth R. Kramer
Vice President


DNB Advisors
610-269-4657

Charles E. Bradford
Sr.Vice President & Director

Cheryl T. Burkey
Vice President/Trust Officer

Jennifer C. Calabro
Financial Relationship Manager

Jan L. Jandrlich
Trust Officer

Drew J. Mone
Vice President, Financial Consultant

Community Offices
Main Office  610-269-1040
Wanda G. Mize
Vice President and Manager

Caln Office  610-383-7562
Robin M. DiMattei
Manager

East End Office  610-269-3800
Christine M. Yohn
Assistant Vice President and Manager

Kennett Square Office 610-444-4350
C. Ray Cornell
Assistant Vice President and Manager

Lionville Office  610-363-7590
Joseph J. Bucciaglia
Vice President and Manager

Little Washington Office  610-942-3666
John R. Rode
Vice President and Manager

Ludwig's Corner Office  610-458-5100
Dorothy A. Cook
Manager

West Goshen Office  610-429-5860
Sandra L. Mattern
Assistant Vice President and Manager

Exton Office  610-363-7098
Clifford S. Purse
Assistant Vice President and Manager