Form 10-K, Exhibit 13
period 2002-12-31
DNB FINANCIAL CORP /PA/
filed 2003-03-24
CIK 713671

DNB FINANCIAL CORPORATION AND SUBSIDIARIES
------------------------------------------















                             Table of Contents

                             1     Selected Financial Data

                             2 Management's Discussion and Analysis of Financial Condition and Results of Operations

                             18    Market for Common Stock

                             19    Consolidated Financial Statements and Notes

                             40    Independent Auditors' Report

                             41    Corporate Information

DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Selected Financial Data (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                At or For the Year Ended December 31

                                                2002          2001          2000          1999          1998
--------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Interest income                                $21,498       $24,389       $23,752       $20,500       $17,903
Interest expense                                 9,430        13,109        12,790        9,825          8,266
--------------------------------------------------------------------------------------------------------------

Net interest income                             12,068        11,280        10,962        10,675         9,637
Provision for loan losses                           --            --            --            --            --
Non-interest income                              2,645         2,303         1,740         1,634         1,506
Non-interest expense                            11,257         9,894         8,931        8,231          6,969
--------------------------------------------------------------------------------------------------------------

Income before income taxes                       3,456         3,689         3,771         4,078         4,174
--------------------------------------------------------------------------------------------------------------

Income tax expense                                 728           967         1,063        1,246          1,252
--------------------------------------------------------------------------------------------------------------

Net income                                     $ 2,728       $ 2,722       $ 2,708       $ 2,832       $ 2,922

PER SHARE DATA*
Basic earnings                                  $ 1.49        $ 1.46        $ 1.45        $ 1.53        $ 1.58
Diluted earnings                                  1.46          1.44          1.44          1.48          1.51
Cash dividends                                    0.50          0.48          0.45          0.43          0.38
Book value                                       14.33         13.56         12.46         11.06         11.12
Weighted average
  Common shares outstanding                  1,828,580     1,864,888     1,864,854     1,856,459     1,853,021

FINANCIAL CONDITION
Total assets                                  $384,368      $389,404      $356,670      $301,349      $265,418
Loans, less unearned income                    187,585       186,050       191,201       171,456       148,726
Allowance for loan losses                        4,546         4,809         4,917         5,085         5,205
Deposits                                       287,802       293,383       290,791       254,881       225,373
Stockholders' equity                            26,208        25,288        23,230        20,538        20,606

SELECTED RATIOS
Return on average stockholders' equity           10.66%        10.97%        12.64%        13.66%       15.13%
Return on average assets                          0.72          0.74          0.83          0.99         1.22
Average equity to average assets                  6.76          6.76          6.60          7.28         8.07
Loans to deposits                                65.18         63.42         65.75         67.27        65.99
Dividend payout ratio                            33.41         32.32         30.93         28.07        23.85
--------------------------------------------------------------------------------------------------------------

* Per share  data and shares  outstanding  have been  adjusted  for the 5% stock dividends in December of 2002, 2001, 2000, 1999 and 1998.
--------------------------------------------------------------------------------------------------------------


                                      Downingtown National Bank [LOGO EMITTED] 1

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Critical Accounting Policies and Estimates

     The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States of America. Generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. Actual results may differ from these estimates under different assumptions or conditions.

      In management's opinion, the most critical accounting policies and estimates impacting DNB's consolidated financial statements are listed below. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. For a complete discussion of DNB's significant accounting policies, see the Footnotes to the Consolidated Financial Statements and discussion throughout this Annual Report.

      1. Determination of the allowance for loan losses. Loan loss allowance policies involve significant judgments and assumptions by management which may have a material impact on the carrying value of net loans and, potentially, on the net income recognized by DNB from period to period. For a description of DNB's accounting policies in connection with its allowance for loan losses, see "Allowance for Loan Losses" in Management's Discussion and Analysis.

      2. Accrual and recognition of interest on loans. These policies involve significant judgments and assumptions by management, which may have a material impact on the interest income recognized by DNB from period to period. For a description of DNB's accounting policies in connection with accrual and recognition of interest on loans, see "Asset Quality" in Management's Discussion and Analysis.

      3. Realization of deferred income tax items. Estimates of deferred tax assets and deferred tax liabilities make up the asset category titled "net deferred taxes." These estimates involve significant judgments and assumptions by management, which may have a material impact on the carrying value of net deferred tax assets for financial reporting purposes. For a more detailed description of these items and estimates, see Footnote 11 (Federal Income Taxes) to DNB's audited consolidated financial statements for the fiscal year ended December 31, 2002.

      The Footnotes to DNB's consolidated financial statements, including Footnote 1 on page 23, identify other significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of DNB and its results of operations.

                              Results of Operations

Summary of Performance

      For the year ended December 31, 2002, DNB reported net income of $2.7 million or $1.46 per share on a diluted basis. This represents a $6,000 increase from $2.7 million or $1.44 per share in 2001. For the year ended December 31, 2000, net income was $2.7 million or $1.44 per share.

      DNB's net interest income increased $788,000 or 7.0% to $12.1 million in 2002, compared to $11.3 million in 2001 and $11.0 million in 2000. The increase in 2002 was largely due to the $19.1 million or 17% increase in commercial loans and commercial mortgage loans. In addition, the cost of DNB's liabilities dropped faster than the rate earned on its interest-bearing assets, contributing to the 7% improvement in net interest income and the 11 basis point improvement in DNB's margin. Interest income decreased $2.9 million or 11.9% to $21.5 million for the year ended December 31, 2002, compared to $24.4 million for the year ended December 31, 2001. In addition to an overall decline in market rates, significant decreases in the residential mortgage loan, consumer loan and the mortgage-backed security portfolios contributed to the decline year over year. Total interest expense declined $3.7 million or 28% to $9.4 million for the year ended December 31, 2002, from $13.1 million for the year ended December 31, 2001. This decrease was largely due to lower levels of deposit expense, resulting from an average decline of $17.7 million in time deposits as well as lower rates on all time deposits and money market products. This was partially offset by a $503,000 increase in interest expense on FHLB advances, reflecting an average balance increase of $10.4 million.

      Non-interest income was $2.6 million for the year ended December 31, 2002. Non-interest income for 2001 and 2000 was $2.3 million and $1.7 million, respectively. The $342,000 or 14.9% increase in 2002 was due to higher levels of bank service charges, an increase in the cash surrender value of Bank Owned Life Insurance ("BOLI") policies and net gains on the sales of investments securities.


Downingtown National Bank [LOGO EMITTED]    2

Management's Discussion and Analysis
------------------------------------

      Non-interest expense was $11.3 million for the year ended December 31, 2002. This represented a $1.4 million or 13.8% increase over the $9.9 million expended in 2001. Non-interest expense was $8.9 million in 2000. Increases occurred in nearly all expense categories as DNB increased staffing levels, incorporated new software systems, updated facilities, and increased marketing efforts. Salaries & employee benefits expense increased $691,000 or 13.0% year over year. The increase in this category reflects an increase in the number of full-time equivalent employees, due to the creation of new positions associated with staffing a new full service community office in Exton, PA during the third quarter of 2001, the establishment of a Leasing Department during the second half of 2001, as well as expansion of the Commercial Lending Department and DNB Advisors. Furniture & equipment expense increased $235,000 or 22.0%, due to the added costs incurred for the new office as well as higher costs for repairs and maintenance of all facilities. Occupancy expense rose $136,000 or 19.2% with notable increases in depreciation, repairs & maintenance, and utility expenses. Marketing expense increased $110,000 or 33.8% due to added initiatives to promote DNB's commercial loan products and services. Other expenses increased $178,000 or 11.7%, reflecting higher levels of expenditures for telephone, insurance, credit bureau, and other less significant items.

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

      During 2002, net interest income increased $718,000 or 6.1% on a tax equivalent basis, to $12.4 million, from $11.7 million in 2001. As shown in the Rate/Volume Analysis below, the increase in net interest income during 2002 was largely attributable to rate changes, as interest-bearing deposits repriced more quickly than interest-earning assets. The effects of these rate changes added $524,000 to net interest income. Volume changes benefited net interest income by $194,000. Average taxable and tax-preferred investment securities grew by $17.5 million and $1.6 million, respectively, contributing to the favorable volume variance. This benefit was partially offset by average balance decreases in the loan and tax-free security portfolios of $3.7 million and $3.5 million, respectively. In addition,




Rate / Volume Analysis
(Dollars in thousands)                              2002 Versus 2001                    2001 Versus 2000
                                                    ----------------                    ----------------
                                                      Change Due To                       Change Due To
                                              Rate      Volume     Total           Rate      Volume     Total
----------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans and leases                           $   (819)     $(290)   $(1,109)      $   (652)     $ 900      $ 248
Investment securities:
     Taxable                                 (2,101)       783     (1,318)        (1,303)     1,210        (93)
     Tax-exempt                                  (8)      (235)      (243)           (21)        (8)       (29)
     Tax-preferred DRD                          (88)       107         19            (11)       688        677
Federal funds sold                             (234)       (76)      (310)          (125)       123         (2)
----------------------------------------------------------------------------------------------------------------
Total                                        (3,250)       289     (2,961)        (2,112)     2,913        801
----------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
Time deposits                                (1,601)      (866)    (2,467)          (393)      (252)      (645)
NOW, money market and savings deposits       (1,987)       149     (1,838)        (1,376)       778       (598)
FHLB advances                                  (100)       603        503            (56)     1,444      1,388
Federal funds purchased                          (3)         6          3             (3)        (2)        (5)
Junior subordinated debentures                  (84)       204        120             --        180        180
Other borrowings                                  1         (1)        --             --         (1)        (1)
----------------------------------------------------------------------------------------------------------------
Total                                        (3,774)        95     (3,679)        (1,828)     2,147        319
----------------------------------------------------------------------------------------------------------------
Net interest income                        $    524      $ 194      $ 718       $   (284)     $ 766      $ 482
----------------------------------------------------------------------------------------------------------------


                                      Downingtown National Bank [LOGO EMITTED] 3

Management's Discussion and Analysis
------------------------------------

average Federal funds sold decreased $2.1 million. The net impact from higher volumes of earning assets amounted to an increase of $289,000 in interest income. Average borrowings increased a total of $13.3 million (FHLB advances, Junior subordinated debentures and Federal funds purchased). Average NOW, money market and savings accounts increased a total of $10.3 million. These increases were partially offset by average balance decreases in time deposits of $17.7 million. The net impact on earnings of higher volumes of interest-bearing liabilities amounted to $95,000.

     During 2001, net interest income increased $482,000 or 4.3% on a tax equivalent basis, to $11.7 million, from $11.2 million in 2000. As shown in the Rate/Volume Analysis on the preceding page, the increase in net interest income during 2001 was due to the positive effects of changes in volume, which was partially offset by the negative effects of rate changes. Average loan balances for 2001 rose $13.3 million and average investment securities rose $17.9 million. The impact from higher volumes of earning assets amounted to an increase of $2.9 million in interest in-

Average Balances, Rates, and Interest Income and Expense
(Dollars in thousands)


                                                                   Year Ended December 31
                               ---------------------------------------------------------------------------------------------
                                          2002                             2001                            2000
                               ---------------------------------------------------------------------------------------------

                               Average              Yield/     Average            Yield/        Average            Yield/
                               Balance   Interest    Rate      Balance   Interest  Rate         Balance  Interest   Rate
----------------------------------------------------------------------------------------------------------------------------

ASSETS
Interest-earning assets:
Investment securities:
   Taxable                    $138,189   $ 6,230    4.51%     $121,241   $ 7,548    6.23%     $112,629   $ 7,641     6.78%
   Tax-exempt                    6,943       472    6.80        10,392       715    6.88        10,502       744     7.08
   Tax-preferred DRD            12,604       831    6.59        11,026       812    7.36         1,677       135     8.05
----------------------------------------------------------------------------------------------------------------------------

Total securities                157,736    7,533    4.78       142,659     9,075    6.36       124,808     8,520     6.83
Federal funds sold                8,289      136    1.64        10,366       446    4.30         7,114       448     6.30
Total loans                     187,779   14,195    7.56       191,456    15,304    7.99       178,190    15,056     8.45
----------------------------------------------------------------------------------------------------------------------------

Total interest-earning assets   353,804   21,864    6.18       344,481    24,825    7.21        310,112   24,024     7.75
Non-interest-earning assets      24,995                         22,794                          14,643
----------------------------------------------------------------------------------------------------------------------------
Total assets                   $378,799                       $367,275                        $324,755
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:

   Savings deposits            $148,165   $ 1,803    1.22%     $137,869  $ 3,641    2.64%     $121,037   $ 4,239     3.50%
   Time deposits                 94,323     3,639    3.86       112,015    6,106    5.45       116,465     6,751     5.80
----------------------------------------------------------------------------------------------------------------------------
Total interest-bearing deposits 242,488    5,442     2.24       249,884    9,747    3.90       237,502    10,990     4.63
Federal funds purchased             358        7     1.96           131        4    3.05           171         9     5.26
FHLB advances                    63,008    3,581     5.68        52,644    3,078    5.85        27,913     1,690     6.05
Junior subordinated debentures    5,000      300     6.00         2,264      180    7.95            --      --         --
Other borrowings                    731      100    13.68           738      100   13.55           743       101    13.59
----------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
liabilities                     311,585    9,430     3.03       305,661   13,109    4.29        266,329   12,790    4.80
Demand deposits                  40,254                          35,255                         35,390
Other liabilities                 1,361                           1,544                          1,604
Stockholders' equity             25,599                          24,815                         21,432
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity        $378,799                        $367,275                       $324,755
----------------------------------------------------------------------------------------------------------------------------

Net interest income                      $12,434                         $11,716                         $11,234
----------------------------------------------------------------------------------------------------------------------------

Interest rate spread                                3.15%                           2.92%                            2.95%

Net interest margin                                 3.51%                           3.40%                            3.62%


Downingtown National Bank  [LOGO EMITTED] 4

Management's Discussion and Analysis
------------------------------------

come. Average NOW, money market and savings accounts increased a total of $16.8 million. Average time deposits decreased $4.5 million and borrowings increased on average $27.0 million. The impact of higher volumes of interest-bearing liabilities amounted to an increase of $2.1 million in interest expense. The net impact from volume changes resulted in a positive $766,000 variance. The overall impact of rate changes amounted to a negative $284,000, reflecting the Federal Reserves' unprecedented lowering of rates to stimulate the economy, as well as continued strong competition for loans and deposits.

      The Rate/Volume table on page 3 provides, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 2002 and 2001 (tax-exempt yields and yields on agency-preferred stock that have a 70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate). For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume) and (ii) changes in volume (change in volume multiplied by old rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

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

Provision for Loan Losses

      To provide for known and inherent losses in the loan portfolio, DNB maintains an allowance for loan losses. There were no provisions for loan losses made during the three years ended December 31, 2002, since management determined the allowance for loan losses was adequate based on its analysis. Net loan charge-offs were $263,000 in 2002, compared to $108,000 and $168,000 in 2001 and 2000, respectively. The percentage of net charge-offs to total average loans was 0.14%, 0.06% and 0.09% during the same respective periods. Another measure of the adequacy of the allowance is the coverage ratio. This ratio measures the allowance as a percentage of non-performing loans. The coverage ratio exceeded 115% during the 3 year period ended December 31, 2002.

Non-Interest Income

      Total non-interest income includes service charges on deposit products; fees received in connection with the sale of nondepository products and services, including fiduciary and investment advisory services offered through DNB Advisors; securities brokerage products and services and insurance products and services offered through DNB Financial Services; and other sources of income such as increases in the cash surrender value of BOLI, net gains on sales of investment securities and other real estate owned ("OREO") properties. In addition, DNB receives fees for cash management, merchant services, debit cards, safe deposit box rentals, check cashing, lockbox services and similar activities.

      Non-interest income was $2.6 million in 2002, compared to $2.3 million in 2001 and $1.7 million in 2000. Service charges on deposit accounts increased $54,000 or 5% to $1.1 million in 2002 from $1.0 million in 2001 and $755,000 in
2000. Most of the increase in this category came from non-sufficient funds ("NSF") fees, which rose $21,000, due to an increase in the volume of accounts as well as a concerted effort by management to reduce the percentage of fees waived on deposit account overdrafts.

      Income from DNB Advisors and DNB Financial Services (the Bank's Wealth Management Group) was $492,000 in 2002, compared to $404,000 in 2001 and $448,000 in 2000. The $88,000 or 22% increase in 2002 was primarily due to increased commissions on products sold by DNB Financial Services.

      DNB earns income on its investments in BOLI policies which DNB maintains on its Chief Executive Officer and 21 of its other officers. During the year ended December 31, 2002, income from these policies amounted to $224,000 versus $194,000 in 2001 and $58,000 in 2000. The increase during 2002 resulted from an average balance increase of $741,000 year over year.

      Income from net gains on sales of investment securities increased $80,000 or 94% to $165,000 in 2002, compared to $85,000 in 2001 and $15,000 in 2000.

      Other non-interest income rose by $90,000 or 15% to $674,000 for the year ended December 31, 2002, from $584,000 in 2001. Other non-interest income was $464,000 in 2000. Fees from services such as debit cards, safe deposit box rentals and cash man-

                   Downingtown National Bank [LOGO EMITTED] 5

Management's Discussion and Analysis
------------------------------------

agement  fees  contributed  to the $90,000  increase.  Cash
Management fees increased $28,000 or 20% year over year as DNB introduced e-Business Access Banking and grew its customer base.

Non-Interest Expense

      Non-interest expense includes salaries & employee benefits, furniture & equipment, occupancy, professional & consulting fees as well as marketing, printing & supplies and other less significant expense items. Non-interest expenses were $11.3 million in 2002, compared to $9.9 million and $8.9 million in 2001 and 2000, respectively. The $1.4 million or 14% increase from 2001 to 2002 reflects the overall growth of DNB, with higher levels of expenditures in nearly all categories.

      The most significant increase occurred in salaries & employee benefits which totaled $6.0 million in 2002, compared to $5.3 million in 2001 and $4.8 million in 2000. The $691,000 increase in salary & employee benefits expense during 2002 reflects additional full time equivalent employees, including the creation of new positions associated with staffing the new full service branch in Exton, PA during the third quarter of 2001, the establishment of a Leasing Department during the second half of 2001, as well as expansion of the Commercial Lending Department and DNB Advisors. This was in addition to the normal merit increases and the increased expenditures for medical insurance. The increase in salary & employee benefits expense in 2001 over 2000 resulted from increased staffing at the branch level, as well as additional investments in several lines of business, most notably DNB Advisors, DNB Leasing, as well as DNB's Commercial Banking Services Group.

      Furniture & equipment expense includes depreciation, rent, maintenance and miscellaneous purchases of office equipment and furniture. Furniture & equipment expense increased $235,000 or 22% to $1.3 million during 2002, compared to $1.1 million in 2001 and $1.0 million in 2000. The increase in 2002 reflects the added costs incurred for the new office as well as higher costs for repairs and maintenance of all facilities. The increase in 2001 was attributable to a partial year of depreciation on fixed asset purchases for the new Exton office, the relocation of DNB Advisors, as well as several software upgrades.

      Occupancy expense includes office building depreciation, rent, taxes, maintenance and utilities. Occupancy expense totaled $845,000 in 2002, compared to $709,000 in 2001 and $622,000 in 2000. The increase was due to higher levels of depreciation, repairs & maintenance, utility and rental expenses for the new office, as well as facilities maintenance and upgrades at several branches.

      Professional & consulting expense includes fees for legal, audit and asset/liability management services, as well as consulting fees for technology, human resources and other special projects. Professional & consulting expense for 2002 was $688,000, compared to $715,000 in 2001 and $533,000 in 2000. The
$27,000 decrease in this category during 2002 resulted from lower legal expenditures.

      Marketing expense increased $110,000 or 34% to $435,000 in 2002, primarily due to additional initiatives to promote DNB's commercial loan products and services. Marketing expense increased $50,000 to $325,000 for the year ended December 31, 2001, compared to $275,000 in 2000. The increase in 2001 was primarily due to marketing expenditures for the branches and the Wealth Management Group.

      Printing & supplies increased $40,000 to $282,000 in 2002. The increase is primarily due to expenditures to improve DNB's central filing system. Such expenses were $242,000 in 2001 and $278,000 in 2000.

      Other expenses include such items as postage, insurance, director fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses increased $178,000 or 12% to $1.7 million in 2002. This compares to $1.5 million and $1.4 million in 2001 and 2000. The largest increases in 2002 were expenditures for telephone, insurance and PA shares tax, which rose $41,000,
$31,000 and $26,000, respectively, over the amounts expended in 2001. Expenditures for ATM processing was the largest single increase in this category during 2001, which was caused by increased levels of system transactions.

Income Taxes

      Income tax expense was $728,000 in 2002, $1.0 million in 2001 and $1.1 million in 2000. DNB's effective tax rate was 21%, 26% and 28% for the three years, respectively. The change in the effective tax rate for 2002 is due to the company adjusting its tax expense to its previously filed tax returns. The effective tax rates were less than the statutory rate due to the effect of tax exempt income, tax credits recognized on a low-income housing limited partnership and DNB's ownership of BOLI policies.

                          Financial Condition Analysis
Investment Securities

      DNB's investment portfolio consists of US agency securities, mortgage-backed securities issued by US Government agencies, corporate bonds, collateralized mortgage obligations, asset-backed securities, state and municipal securities, agency and bank stocks, certifi-

Downingtown National Bank  [LOGO EMITTED] 6

Management's Discussion and Analysis
------------------------------------

cates of deposit and other bonds and notes. In addition to generating revenue, DNB maintains the investment portfolio to manage interest rate risk, provide liquidity, provide collateral for borrowings and to diversify the credit risk of earning assets. The portfolio is structured to maximize DNB's net interest income given changes in the economic environment, liquidity position and balance sheet mix.

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

      The following table sets forth information regarding the composition, stated maturity and average yield of DNB's investment security portfolio as of the dates indicated (tax-exempt yields and yields on agency-preferred stock that have a 70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate). The first two tables do not include amortization or anticipated prepayments on mortgage-backed securities. Callable securities are included at their stated maturity dates.


Investment Maturity Schedule, Including Weighted Average Yield
(Dollars in thousands)

                                                                       December 31, 2002

                                           Less than                            Over     No Stated
Held to Maturity                            1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total      Yield
----------------------------------------------------------------------------------------------------------------------
US Government agency obligations               $--         $--     $ 2,997     $ 1,500       $--      $ 4,497    8.1%
US agency mortgage-backed securities            --       6,508       1,770       4,192        --       12,470    4.0
Collateralized mortgage obligations             --          --          --         351        --          351    5.6
Equity securities                               --          --          --          --     4,647        4,647    4.3
Other securities                                --          --          --         465        --          465    5.6
----------------------------------------------------------------------------------------------------------------------
Total                                          $--     $ 6,508     $ 4,767     $ 6,508   $ 4,647     $ 22,430
----------------------------------------------------------------------------------------------------------------------
Percent of portfolio                           --%         29%         21%         29%       21%         100%
Weighted average yield                         --%        4.0%        6.6%        5.1%      4.3%         4.9%


                                           Less than                            Over     No Stated
Available for Sale                          1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total      Yield
----------------------------------------------------------------------------------------------------------------------
US Treasury                                 $2,810         $--         $--         $--       $--       $ 2,810   0.8%
US Government agency obligations             2,003       6,094          --          --     8,097          3.8
US agency mortgage-backed securities            --       8,228       3,947      21,454        --        33,629   4.1
Corporate bonds                              4,045       5,455         562      29,855        --        39,917   3.3
Collateralized mortgage obligations--           --       4,892      32,218          --    37,110          3.2
State and municipal tax-exempt                  --          --         504       1,893        --        2,397    6.8
DRD agency preferred stock                      --          --          --          --    13,405       13,405    6.6
Other securities                                --          --          --          --        --           --     --
---------------------------------------------------------------------------------------------------------------------
Total                                       $6,855     $15,686     $15,999     $85,420   $13,405     $137,365
---------------------------------------------------------------------------------------------------------------------
Percent of portfolio                            5%         11%         12%         62%       10%         100%
---------------------------------------------------------------------------------------------------------------------
Weighted average yield                        2.3%        3.8%        3.8%        3.5%      6.6%         3.8%



                                      Downingtown National Bank [LOGO EMITTED] 7

Management's Discussion and Analysis
------------------------------------

Composition of Investment Securities
(Dollars in thousands)

                                                                  December 31
                                          -------------------------------------------------------

                                                    2002                            2001
                                          -------------------------------------------------------

                                           Held to         Available       Held to      Available
                                          Maturity         for Sale       Maturity      for Sale
-------------------------------------------------------------------------------------------------

US Treasury                                    $--           $ 2,810           $--        $ 4,623
US Government agency obligations             4,497             8,097         9,152         13,857
US agency mortgage-backed securities        12,470            33,629         3,768         47,682
Corporate bonds                                 --            39,917            --         33,265
Collateralized mortgage obligations            351            37,110        10,905         13,340
State and municipal tax-exempt                  --             2,397            --         10,094
DRD agency preferred stock                      --            13,405            --         12,485
Equity securities                            4,647                --         4,265             --
Other securities                               465                --         4,999            273
--------------------------------------------------------------------------------------------------
Total                                      $22,430          $137,365       $33,089       $135,619
--------------------------------------------------------------------------------------------------




                                        2002
                             ----------------------------

                             Amortized     Estimated
(Dollars in thousands)         Cost       Fair Value
---------------------------------------------------------
Chase                         $3,090        $3,105
Bank of America                2,929         2,902
---------------------------------------------------------

                                        2001
                             ----------------------------

                             Amortized     Estimated
                               Cost       Fair Value
---------------------------------------------------------
Credit Suisse First Boston    $2,777        $2,782
---------------------------------------------------------

      DNB's investment portfolio (HTM and AFS securities) totaled $159.8 million at December 31, 2002, down 5.3% from $168.7 million at December 31, 2001. In addition to US Government obligations and mortgage-backed securities, DNB had certain private label CMO's, all of which were rated AAA by Standard & Poors. Included in the CMO portfolio, the securities detailed in the table above were issued by various large banks and were greater than 10% of stockholders' equity as of December 31st for the years presented.

Loans

      The loan portfolio consists primarily of commercial and residential real estate loans, commercial loans and lines of credit (including commercial construction) and consumer loans. The loan portfolio provides a stable source of interest income, monthly amortization of principal and, in the case of adjustable rate loans, repricing opportunities.

      Net loans were $183.0 million at December 31, 2002, up $1.8 million or 1% from 2001. Commercial mortgage loans increased $13.0 million or 19% to $83.3 million and commercial loans increased $6.1 million or 14% to $48 million. These increases were offset by decreases in residential loans of $13.2 million or 34% to $26.1 million, and consumer loans of $4.4 million or 13% to $30.0 million. The increase in the commercial and commercial mortgage portfolios continues to reflect DNB's commitment to commercial business development in Chester County and northern Delaware. The decreases in the consumer and residential mortgage portfolios are a result of the low interest rate environment in 2002 and 2001, prompting many of DNB's customers to refinance their first and second mortgages.


Non-Performing Assets

      Total non-performing assets increased $657,000 to $3.9 million at December 31, 2002, compared to $3.2 million and $2.0 million at December 31, 2001 and 2000, respectively. The increase in 2002 was attributable to two loans to different borrowers that were placed on nonaccrual in accordance with DNB's policy, set forth below. One of the loans for $864,000 is a commercial real estate loan which has a 76% loan to value ratio. The second loan is a commercial loan backed by equipment. A $222,000 loss was taken on this loan during 2002 and the $200,000 remaining balance is reserved as required by our Risk Rating Policy. The borrower is in the process of selling the company. As a result of the increase in non-performing loans over the last three years, the allowance to non-performing loans ratio has declined from 268% in 2000 to 117% in 2002. To a large degree, this has been the result of the difficult economic climate over the last two years, which has negatively impacted a number of DNB's borrowers.

Downingtown National Bank  [LOGO EMITTED] 8

Management's Discussion and Analysis
------------------------------------

DNB has a significant level of commercial, and commercial real estate loans, and continues to work diligently to improve asset quality and position itself for possible economic downturns by tightening underwriting standards and improving lending policies and procedures. Non-performing assets have, and will continue to have, an impact on earnings, therefore management intends to continue working aggressively to reduce the level of such assets.

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

      DNB's Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. Committee members meet to design, implement and review asset recovery strategies which serve to maximize the recovery of each troubled asset. DNB had $1.3 million of loans, which,

      The following table sets forth information concerning the composition of total loans outstanding, net of the allowance for loan losses, as of the dates indicated.

Total Loans Outstanding, Net of Allowance for Loan Losses


(Dollars in thousands)                                              December 31

                                             2002          2001          2000          1999          1998
-----------------------------------------------------------------------------------------------------------
Residential mortgage                       $ 26,120      $ 39,298      $ 43,227      $ 39,873      $ 29,656
Commercial mortgage                          83,322        70,282        67,302        57,656        51,434
Commercial                                   48,151        42,081        41,000        38,734        35,549
Consumer                                     29,992        34,389        39,672        35,193        32,087
------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income         187,585       186,050       191,201       171,456       148,726
Less allowance for loan losses               (4,546)       (4,809)       (4,917)       (5,085)       (5,205)
------------------------------------------------------------------------------------------------------------

Net loans                                  $183,039      $181,241      $186,284      $166,371      $143,521
------------------------------------------------------------------------------------------------------------

      The following  table sets forth  information  concerning  the  contractual maturities  of the  loan  portfolio,  net  of  unearned  income  and  fees.  For amortizing  loans,  scheduled  repayments for the maturity category in which the payment is due are not reflected below,  because such information is not readily available.
Loan Maturities                                                      December 31, 2002

(Dollars in thousands)                      Less than 1 Year     1-5 Years       Over 5 Years         Total
--------------------------------------------------------------------------------------------------------------

Real estate                                      $14,817           $35,200          $59,425          $109,442
Commercial                                        36,847            11,212               92            48,151
Consumer                                           5,287            11,011           13,694            29,992
--------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income               56,951            57,423           73,211           187,585
--------------------------------------------------------------------------------------------------------------

Loans with predetermined interest rates           15,065            44,181           72,596           131,842
Loans with variable interest rates                41,886            13,242              615            55,743
--------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income              $56,951           $57,423          $73,211          $187,585
--------------------------------------------------------------------------------------------------------------


                                      Downingtown National Bank [LOGO EMITTED] 9

Management's Discussion and Analysis
------------------------------------

although performing at December 31, 2002, are believed to require increased supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 2001 was $4.0 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.


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

      In determining the allowance, DNB utilizes a methodology which includes an analysis of historical loss experience for the commercial real estate, commercial, residential real estate, home equity and consumer installment loan pools to determine a historical loss factor. The historical loss factors are then applied to the current portfolio balances to determine the required reserve amount for each loan pool based on risk rating. In addition, specific allocations are established for loans where loss is probable and reasonably identifiable, based on management's judgment and an evaluation of the individual credit, which includes various factors mentioned above. The allocated portion of the reserve is then determined as a result of an analysis of the loan pools and specific allocations.


      The following table sets forth those assets that are: (i) placed on nonaccrual status, (ii) contractually delinquent by 90 days or more and still accruing, (iii) troubled debt restructurings other than those included in items
(i) and (ii), and (iv) OREO as a result of foreclosure or voluntary transfer to DNB.



Non-Performing Assets

(Dollars in thousands)
                                                                              December 31
                                                       -------------------------------------------------------------

                                                       2002          2001          2000           1999          1998
--------------------------------------------------------------------------------------------------------------------

Nonaccrual loans:
     Residential mortgage                              $ 285         $ 224         $ 137           $--         $ 250
     Commercial mortgage                               1,057           567           157           361         1,063
     Commercial                                        1,758         1,964           573           674           990
     Consumer                                            254           301           317           292           114
--------------------------------------------------------------------------------------------------------------------

Total nonaccrual loans                                 3,354         3,056         1,184         1,327         2,417
Loans 90 days past due and still accruing                514           155           609           694           699
Troubled debt restructurings                              --            --            40            --            --
--------------------------------------------------------------------------------------------------------------------

Total non-performing loans                             3,868         3,211         1,833         2,021         3,116
Other real estate owned                                   --            --           183            83           139
--------------------------------------------------------------------------------------------------------------------

Total non-performing assets                           $3,868        $3,211        $2,016        $2,104        $3,255
--------------------------------------------------------------------------------------------------------------------

Asset quality ratios:
     Non-performing loans to total loans                2.1%           1.7%          1.0%          1.2%         2.1%
     Non-performing assets to total assets               1.0           0.8           0.6           0.7           1.2
Allowance for loan losses to:
     Total loans                                         2.4           2.6           2.6           3.0           3.5
     Non-performing loans                              117.5         149.8         268.1         251.6         167.0
--------------------------------------------------------------------------------------------------------------------

Downingtown National Bank  [LOGO EMITTED] 10

Management's Discussion and Analysis
------------------------------------

      In establishing and reviewing the allowance, emphasis has been placed on utilizing the methodology prescribed in the OCC's Handbook (which utilizes BC 201 qualitative risk factors). As a result, management has taken into consideration factors and variables which may influence the risk of loss within the loan portfolio, including: (i) trends in delinquency and nonaccrual loans;
(ii) changes in the nature and volume of the loan portfolio; (iii) effects of any changes in lending policies; (iv) experience, ability, and depth of management/quality of loan review; (v) national and local economic trends and conditions; (vi) concentrations of credit; and (vii) the effect of external factors on estimated credit losses. The unallocated portion of the allowance is intended to provide for probable losses that are not otherwise identifiable using the BC 201 risk factors such as: (i) the effect of expansion into new markets or lines of business that are not as familiar as DNB's current market or business lines; (ii) the risk that the information we receive from our borrowers is inaccurate or mis-



      The following table sets forth the changes in DNB's allowance for loan losses for the years indicated. Real estate includes both residential and commercial real estate.

Analysis of Allowance for Loan Losses
(Dollars in thousands)

                                                                            Year Ended December 31
                                                       --------------------------------------------------------------

                                                       2002          2001          2000          1999          1998
---------------------------------------------------------------------------------------------------------------------

Beginning balance                                     $4,809        $4,917        $5,085        $5,205        $5,281
Provisions                                                --            --            --            --            --
Loans charged off:
    Real estate                                           --          (209)         (138)         (171)          (59)
    Commercial                                          (221)          (66)          (65)          (35)         (233)
    Consumer                                             (89)           (9)          (21)          (10)          (11)
---------------------------------------------------------------------------------------------------------------------

Total charged off                                       (310)         (284)         (224)         (216)         (303)
---------------------------------------------------------------------------------------------------------------------

Recoveries:
    Real estate                                           18           132            13            21           144
    Commercial                                            18            36            33            68            71
    Consumer                                              11             8            10             7            12
---------------------------------------------------------------------------------------------------------------------

Total recoveries                                          47           176            56            96           227
---------------------------------------------------------------------------------------------------------------------

Ending balance                                        $4,546        $4,809        $4,917        $5,085        $5,205
---------------------------------------------------------------------------------------------------------------------



Composition of Allowance for Loan Losses
(Dollars in thousands)
                                                                December 31
                    ----------------------------------------------------------------------------------------------------

                         2002                 2001                 2000                1999                 1998
                    ----------------------------------------------------------------------------------------------------

                          Percent of           Percent of           Percent of          Percent of           Percent of
                         Loan Type to         Loan Type to         Loan Type to        Loan Type to         Loan Type to
                   Amount Total Loans    AmountTotal Loans   Amount Total Loans   Amount Total Loans   Amount Total Loans
------------------------------------------------------------------------------------------------------------------------
Real estate         $1,598     58%       $1,685     59%      $1,449     58%       $1,272     57%      $1,537     54%
Commercial*          2,020     27         1,609     23        1,555     21         1,275     23        1,192     24
Consumer     331        15    145            18    270           21    199            20    185          22
Unallocated            597     --         1,370     --        1,643     --         2,339     --        2,291     --
------------------------------------------------------------------------------------------------------------------------

Total               $4,546    100%       $4,809    100%      $4,917    100%       $5,085    100%      $5,205    100%
------------------------------------------------------------------------------------------------------------------------

*includes commercial construction and commercial leases


                                     Downingtown National Bank [LOGO EMITTED] 11

Management's Discussion and Analysis
------------------------------------

leading; and (iii) the non-qualifiable impact that a terrorist action or threat of action may have on a particular industry.

      The table on the preceding page sets forth the composition of DNB's allowance for loan losses at the dates indicated. The portion allocated to each category is generally not the total amount available for future losses that might occur within such categories. The allocation of the allowance should also not be interpreted as an indication that charge-offs will occur in these amounts or proportions. The specific allocations in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category. During 2002, DNB began to provide for a new and growing commercial lease portfolio and has included the amount in its commercial loan allocation. This new allocation, along with a modest increase in commercial charge-offs has changed our allocated commercial reserve from $1.6 million in 2001 to $2.0 million in 2002. In addition, loss factors for consumer loans increased during the year based on local area charge-off data, even though DNB has not experienced the same level of consumer charge-offs. As a result of these portfolio allocation increases, our unallocated portion of the reserve dropped to $597,000 from $1.4 million.



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

      As of December 31, 2002, deposits totaled $287.8 million, down from $293.4 million at December 31, 2001. Certificates of deposit decreased $15.8 million to $74.6 million; money markets decreased $5.0 million to $59.5 million, while savings, non-interest-bearing checking and NOW accounts increased $5.1 million, $4.8 million, and $4.1 million, respectively. The flow of deposits from time accounts to transaction accounts reflects the customers' liquidity preferences in the current low-interest rate environment.

      DNB maintains borrowing arrangements with a correspondent bank and the Federal Home Loan Bank of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has additional available short-term credit of approximately $89.2 million.

      At December 31, 2002, DNB has $17.5 million in commitments to fund commercial real estate, construction and land development loans. In addition, there are $5.8 million in unfunded home equity lines of credit and $11.5 million in other unused loan commitments. Management anticipates the majority of these commitments will be funded by means of normal cash flows. There are approximately $68.8 million in certificates of deposit scheduled to mature during the twelve months ending December 31, 2003. To meet its funding needs, DNB maintains assets which comprise its primary liquidity totaling $146.7 million on December 31, 2002. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB
also   anticipates



      The following table sets forth the composition of DNB's deposits at the dates indicated.

Deposits By Major Classification
(Dollars in thousands)

                                                                    December 31
                                        --------------------------------------------------------------

                                        2002          2001          2000          1999          1998
------------------------------------------------------------------------------------------------------

Non-interest-bearing deposits         $ 45,117     $  40,355     $  38,898      $ 31,864      $ 30,001
Interest-bearing deposits:
     NOW                                50,400        46,346        44,450        39,501        37,075
     Money market                       59,457        64,491        59,250        47,517        32,582
     Savings                            39,569        34,480        29,811        30,199        28,321
     Certificates                       74,560        90,387       101,794        89,691        82,424
     IRA                                18,699        17,324        16,588        16,109        14,970
------------------------------------------------------------------------------------------------------

Total deposits                        $287,802      $293,383      $290,791      $254,881      $225,373
------------------------------------------------------------------------------------------------------


Downingtown National Bank  [LOGO EMITTED] 12

Management's Discussion and Analysis
------------------------------------

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







      The  following  table sets forth  certain  information  relating  to DNB's
financial   instruments  that  are  sensitive  to  changes  in  interest  rates, categorized by expected maturity or repricing at December 31, 2002.



Interest Rate Sensitivity Analysis
(Dollars in thousands)
                                                                     December 31, 2002
                                 --------------------------------------------------------------------------------------

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
-----------------------------------------------------------------------------------------------------------------------

ASSETS
Cash and due from banks
  and Federal funds sold         $ 11,419     $     --    $     --      $     --    $     --    $ 10,605      $ 22,024
Investments                        95,461       22,934      17,900         7,345       5,658      10,497       159,795
Commercial loans                   35,825        5,661       2,325         1,396         755       2,189        48,151
Mortgage loans                     23,775       13,665      13,910        11,243       8,062      38,787       109,442
Consumer loans                      9,904        4,187       3,732         3,314       2,206       6,649        29,992
Other assets                           --           --          --            --          --      14,964        14,964
-----------------------------------------------------------------------------------------------------------------------
Total assets                     $176,384      $46,447     $37,867       $23,298     $16,681    $ 83,691      $384,368
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND EQUITY
Non-interest-bearing demand      $     --      $    --    $     --      $  7,411    $  7,411    $ 30,295      $ 45,117
NOW                                15,120        5,040      10,080         5,040       5,040      10,080        50,400
Money market                       55,125        2,166       2,166            --          --         --         59,457
Savings                             9,900        5,934       7,912         3,956       3,956       7,911        39,569
Certificates and IRAs less
  than $100,000                    49,330       12,468       6,479           542       1,327          --        70,146
Certificates and IRAs at
  or more than $100,000            19,510          947       1,124           542         937          53        23,113
-----------------------------------------------------------------------------------------------------------------------

Total deposits                    148,985       26,555      27,761        17,491      18,671      48,339       287,802
Borrowings                             --        9,000       4,000         3,000       7,000      40,728        63,728
Junior subordinated debentures      5,000           --          --            --          --          --         5,000
Other liabilities                      --           --          --                  --    --       1,630         1,630
Stockholders' equity                   --           --          --                  --    --      26,208        26,208
------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity     $153,985     $ 35,555    $ 31,761      $ 20,491    $ 25,671    $116,905      $384,368
------------------------------------------------------------------------------------------------------------------------
Gap                              $ 22,399      $10,892    $  6,106       $ 2,807    $ (8,990)  $ (33,214)
------------------------------------------------------------------------------------------------------------------------
Cumulative gap                   $ 22,399      $33,291     $39,397       $42,204     $33,214   $     --
------------------------------------------------------------------------------------------------------------------------
Cumulative gap to total assets       5.83%        8.66%      10.25%        10.98%       8.64%
------------------------------------------------------------------------------------------------------------------------


                                     Downingtown National Bank [LOGO EMITTED] 13

Management's Discussion and Analysis
------------------------------------

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

      As indicated in the table on the preceding page, the one year gap position at December 31, 2002 was a positive 5.8%. Generally, a financial institution with a positive gap position will most likely experience increases in net interest income during periods of rising rates and decreases in net interest income during periods of falling interest rates.

      The positive gap at December 31, 2002 is due largely to prepayment expectations on mortgage loans and mortgage-backed securities as homeowners have refinanced at high levels due to historically low interest rates. This causes interest-rate sensitive assets to exceed interest-rate sensitive liabilities during the earlier time periods presented. While gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the effect of general interest rate movements on DNB's net interest income, due to discretionary repricing of assets and liabilities, and other competitive pressures.

      DNB reports its callable agency, callable corporate notes and callable municipal investments ($55 million at December 31, 2002) and callable FHLB advances ($50 million at December 31, 2002) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable securities provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

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

      In addition to utilizing the gap ratio for interest rate risk management, the ALCO utilizes simulation analysis, whereby the model estimates the variance in net interest income with a change in interest rates of plus or minus 300 basis points over a twelve and twenty-four month period. Given today's low interest rate environment, our simulation model measures the effect that a 100 basis point decline in rates would have on earnings, versus the 300 basis points decline used historically. Recent simulations indicate that net interest income would be within policy guidelines regardless of the direction of market rates.



Market Risk Analysis

      To measure the impacts of longer-term asset and liability mismatches beyond two years, DNB utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Results falling outside prescribed ranges require action by the ALCO. At December 31, 2002 and 2001, DNB's variance in the economic value of equity as a percentage of assets with an instantaneous and sustained parallel shift of 200 basis points is within the DNB's negative 3% policy guideline, however the change as a percentage of the present value of equity was a negative 35.1%, which is outside of DNB's negative 25% policy. This occurred as the duration of DNB's assets shortened more quickly than the duration of its liabilities. Subsequent to December 31, 2002, management has taken the necessary steps to move this ratio within policy guidelines, including but not limited to reducing the level of Federal funds sold, purchasing municipal securities with positive convexity, promoting five year fixed rate lending and attempting to shorten the overall duration of deposits through pricing.


Downingtown National Bank  [LOGO EMITTED] 14

Management's Discussion and Analysis
------------------------------------

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

Market Risk Analysis
(Dollars in thousands)
                               December 31, 2002
                          -------------------------------------

Change in Rates             Flat     -200 bp    +200 bp
---------------------------------------------------------------

EVPE                       $27,381   $17,760    $28,553
Change                                (9,621)     1,172
Change as a % of assets                (2.5%)       0.3%
Change as a % of PV equity            (35.1%)      4.3%
---------------------------------------------------------------


                               December 31, 2001
                          -------------------------------------

Change in Rates             Flat     -200 bp    +200 bp
---------------------------------------------------------------

EVPE                       $29,379   $25,078    $24,237
Change                                (4,301)   (5,142)
Change as a % of assets                 (1.1%)    (1.3%)
Change as a % of PV equity            (14.6%)   (17.5%)
---------------------------------------------------------------

Capital Resources

      Stockholders' equity increased to $26.2 million at December 31, 2002. Net income of $2.7 million reported for the year was supplemented by the net year over year unrealized gains in the available-for-sale investment portfolio ($166,000) and offset by dividends paid ($911,000) as well as the purchase of treasury stock ($1.4 million). Management believes that the Corporation and the Bank have each met the definition of "well capitalized" for regulatory purposes on December 31, 2002. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters -- Footnote 17).

Certain Regulatory Matters

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $6.4 million for the year ended December 31, 2002.

      The FDIC has authority to reduce federal deposit insurance assessment rates whenever the ratio of its reserves to insured deposits is equal to or greater than 1.25% (the "Designated Reserve Ratio"), and to increase deposit insurance assessments whenever that ratio is less than 1.25%. The reserve ratio for the Bank Insurance Fund, the FDIC fund that insures that Bank's deposits ("BIF") stood at 1.26 percent (unaudited) as of June 30, 2002. In 2002, FDIC Staff reported to the FDIC Board that it expected the reserve ratio to remain near 1.25% during the semi-annual assessment period ending December 31, 2002, but that the ratio could be somewhat above or below 1.25% by June 30, 2003. The Staff noted that, even if the ratio falls below 1.25% in the first half of 2003, the Board would have two semiannual assessment periods to bring the ratio back to the target. The Staff therefore recommended maintaining the existing assessment rate schedule. In prior related announcements, the FDIC has emphasized that in today's economic climate, predictions are difficult and actual outcomes have the potential to deviate significantly from expected or most likely outcomes, both for the economy generally and for individual companies. If additional deposit insurance premiums were assessed in future years, they would reduce the earnings and profitability of the Bank. A 5 basis point increase in our deposit insurance assessment could result in $140,000 of additional annual expense, after taking into account possible associated tax deductions. Bank management cannot predict whether the BIF reserve level will remain above the Designated Reserve Ratio of 1.25%, or, if it does not, what assessment rate the FDIC might impose in future periods.

Operating Environment and Certain Trends

      DNB operates its franchise throughout Chester County, PA. Chester County has extremely attractive demographics, which makes it one of the fastest growing counties in Pennsylvania. Due to these factors, the operating environment is very competitive as Chester County hosts over 40 banks, thrifts and credit unions. In addition, brokerage firms, mutual fund companies and boutique investment firms dot the landscape. This intense competition continually puts pressures on DNB's margins and operating results as competitors of-

                                     Downingtown National Bank [LOGO EMITTED] 15

Management's Discussion and Analysis
------------------------------------


fer a full range of loan, deposit and investment products and services. In addition, many of these competitors are much larger than DNB and consistently outspend the Bank in marketing to attract new customers. We anticipate these pressures will continue to adversely affect our margins.

Recent Developments

      During the latter part of 2001, the US economy slipped into a recession that continues to affect Pennsylvania and Chester County's economy. Many economists anticipate modest improvement in the economy during the latter part of 2003. The slow economy has affected DNB's ability to generate new commercial loans as potential borrowers are waiting for clearer signs that the economy has rebounded.

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

Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 142, Goodwill and other Intangible Assets ("SFAS 142"). This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of the Statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. The Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. DNB adopted this statement effective January 1, 2002 and there was no impact on DNB's financial condition, equity, results of operations or disclosures for the year ended December 31, 2002.

      In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligation. ("SFAS 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and it applies to all entities. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. DNB expects that there will be no impact of this statement on the Bank's financial condition, equity, results of operations or disclosures when adopted.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset. ("SFAS 144"). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for

Downingtown National Bank  [LOGO EMITTED] 16

Management's Discussion and Analysis
------------------------------------

Long-Lived Assets to Be Disposed Of. However, the Statement retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. SFAS 144 was adopted by DNB on January 1, 2002. There was no impact of this statement on DNB's financial condition, equity, results of operations or disclosures.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). This Statement rescinds SFAS 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, along with rescinding SFAS 44, Accounting for Intangible Assets of Motor Carriers and amending SFAS 13, Accounting for Leases. This Statement (1) eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, (2) eliminates the extraordinary item treatment of reporting gains and losses from extinguishments of debt, and (3) makes certain other technical corrections. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this Statement is encouraged. The effective portions of this statement had no impact and DNB expects that there will be no impact from the remaining provisions of this statement on its financial condition, equity, results of operations or disclosures when adopted.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94.3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. DNB expects that there will be no impact of this statement on its financial condition, equity, results of operations or disclosures when adopted.

      In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions ("SFAS 147"), which amends SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9 and requires that those transactioins be accounted for in accordance with SFAS 141, Business Combinations, paragraph 5 of SFAS 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible acquisitions within the scope of this Statement. In addition, this Statement amends SAFS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. With some exceptions, the requirements of SFAS 147 were effective October 1, 2002. SFAS 147 was adopted by DNB on October 1, 2002. There was no impact of this statement on DNB's financial condition, equity, results of operations or disclosures.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"). This statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years

                                     Downingtown National Bank [LOGO EMITTED] 17

Management's Discussion and Analysis
------------------------------------

ending after December 15, 2002, except for financial reports containing condensed financial statements for interim periods for which disclosure is effective for periods beginning after December 15, 2002. This Statement announces that "in the near future, the Board plans to consider whether it should propose changes to the U.S. standards on accounting for stock-based compensation". There was no impact of this statement on DNB's financial condition, equity, results of operations. The annual disclosure requirements of this statement have been complied with.

Market for Common Stock

      DNB  Financial  Corporation's  common  stock is listed  under  the  symbol
"DNBF.OB" on the Over The Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this report who are market makers of DNB's common stock. There were approximately 1,150 stockholders who owned 1.8 million shares of common stock outstanding at December 31, 2002.

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

                           2002              2001
                       --------------------------------------
                       High     Low      High      Low
-------------------------------------------------------------
First quarter         $20.95  $18.19    $14.64   $13.33
Second quarter         21.90   20.47     15.86    14.64
Third quarter          21.66   20.66     19.37    15.33
Fourth quarter         22.50   20.70     21.75    18.37
-------------------------------------------------------------

Description of DNB's Business and
Business Strategy

      DNB Financial Corporation is a bank holding company whose bank subsidiary, Downingtown National Bank, is a nationally chartered commercial bank with trust powers, and a member of the FDIC. DNB provides a broad range of banking services to individual and corporate customers through its nine full service community offices located throughout Chester County, Pennsylvania. DNB is a community bank that focuses its lending and other services on businesses and consumers in the local market area. DNB funds all these activities with retail and business deposits and borrowings. Through its DNB Advisors division, Downingtown National Bank provides wealth management and trust services to individuals and businesses throughout Chester County. The Bank and its subsidiary, DNB Financial Services, Inc., make available certain nondepositary products and services, such as securities brokerage, mutual funds, life insurance and annuities.

      DNB has embanked on a strategy called "Building Our Future". The key goal of this strategy is to become the "Bank of Choice" in Chester County by delivering consistent, high quality customer service to businesses and individuals. It is our desire to assist our customers in any way that will help them to become successful. To that end, we will continue to make appropriate investments in all areas of our business including people, technology, facilities and marketing.

Controls and Procedures
DNB maintains a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard its assets from unauthorized use or disposition. We evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the supervision and with the participation of management, including our President/Chief Executive Officer and our Chief Financial Officer, within 90 days prior to the filing date of this report. Based upon that evaluation, these officers concluded that our disclosure controls and procedures are effective in alerting them, on a timely basis, to material information required to be included in our periodic SEC filings. For DNB, these reports are its annual reports on Form 10-K, its quarterly reports on Form 10-Q, and its reports on Form 8-K. No significant changes were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.


Downingtown National Bank  [LOGO EMITTED] 18


DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Condition
                                                                              December 31

                                                                        2002                    2001
-------------------------------------------------------------------------------------------------------

Assets
Cash and due from banks                                               $ 11,551                $ 11,466
Federal funds sold                                                      10,473                   7,162
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                               22,024                  18,628
-------------------------------------------------------------------------------------------------------

AFS Investment securities, at market value                             137,365                 135,619
HTM Investment securities (market value $22,811 in 2002
   and $33,618 in 2001)                                                 22,430                  33,089
Loans, net of unearned income                                          187,585                 186,050
Allowance for loan losses                                               (4,546)                 (4,809)
-------------------------------------------------------------------------------------------------------
Net loans                                                              183,039                 181,241
-------------------------------------------------------------------------------------------------------
Office property and equipment                                            8,092                   7,701
Accrued interest receivable                                              1,890                   2,230
Bank owned life insurance                                                5,577                   5,203
Net deferred taxes                                                         980                   1,213
Other assets                                                             2,971                   4,480
-------------------------------------------------------------------------------------------------------
Total assets                                                          $384,368                $389,404
-------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                         $ 45,117               $  40,355
Interest-bearing deposits:
   NOW                                                                  50,400                  46,346
   Money market                                                         59,457                  64,491
   Savings                                                              39,569                  34,480
   Time                                                                 93,259                 107,711
-------------------------------------------------------------------------------------------------------
Total deposits                                                         287,802                 293,383
-------------------------------------------------------------------------------------------------------

Borrowings                                                              63,728                  63,735
Junior subordinated debentures                                           5,000                   5,000
Accrued interest payable                                                 1,164                   1,455
Other liabilities                                                          466                     543
-------------------------------------------------------------------------------------------------------
Total liabilities                                                      358,160                 364,116
-------------------------------------------------------------------------------------------------------

Commitments and contingencies (note 15)

Stockholders' Equity
Preferred stock, $10.00 par value;
   1,000,000 shares authorized; none issued                                 --                      --
Common stock, $1.00 par value;
   10,000,000 shares authorized; 1,902,478 and
   1,785,595 issued, respectively                                         1,902                  1,786
Treasury stock, at cost (81,427 and 14,854 shares, respectively)         (1,687)                  (266)
Surplus                                                                  23,402                 21,292
Retained earnings                                                         3,184                  3,235
Accumulated other comprehensive loss, net                                 (593)                   (759)
-------------------------------------------------------------------------------------------------------
Total stockholders' equity                                              26,208                  25,288
-------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                            $384,368                $389,404
-------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                     Downingtown National Bank [LOGO EMITTED] 19


DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

                                                                                 Year Ended December 31
                                                                      ----------------------------------------------
   (Dollars in thousands, except per share data)                          2002                2001             2000
                                                                      ----------------------------------------------
Interest Income:
Interest and fees on loans                                                $14,195           $15,304          $15,057
Interest and dividends on investment securities:
  Taxable                                                                   6,230             7,548            7,641
  Tax-exempt                                                                  326               494              512
  Tax-preferred DRD                                                           611               597               94
Interest on Federal funds sold                                                136               446              448
--------------------------------------------------------------------------------------------------------------------
Total interest income                                                      21,498            24,389           23,752
--------------------------------------------------------------------------------------------------------------------
Interest Expense:
Interest on NOW, money market and savings                                   1,803             3,641            4,239
Interest on time deposits                                                   3,639             6,106            6,751
Interest on FHLB advances                                                   3,581             3,078            1,690
Interest on other borrowings                                                  407               284              110
--------------------------------------------------------------------------------------------------------------------
Total interest expense                                                      9,430            13,109           12,790
--------------------------------------------------------------------------------------------------------------------
Net interest income                                                        12,068            11,280           10,962
Provision for loan losses                                                      --                --               --
--------------------------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses                        12,068            11,280           10,962
--------------------------------------------------------------------------------------------------------------------

Non-interest Income:
Service charges                                                             1,090             1,036              755
Wealth management                                                             492               404              448
Increase in cash surrender value of BOLI                                      224               194               58
Gains on sales of investment securities                                       165                85               15
Other                                                                         674               584              464
--------------------------------------------------------------------------------------------------------------------

Total non-interest income                                                   2,645             2,303            1,740
--------------------------------------------------------------------------------------------------------------------

Non-interest Expense:
Salaries and employee benefits                                              6,006             5,315            4,772
Furniture and equipment                                                     1,304             1,069            1,029
Occupancy                                                                     845               709              622
Professional and consulting                                                   688               715              533
Marketing                                                                     435               325              275
Printing and supplies                                                         282               242              278
Other                                                                       1,697             1,519            1,422
--------------------------------------------------------------------------------------------------------------------

Total non-interest expense                                                 11,257             9,894            8,931
--------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                  3,456             3,689            3,771
Income tax expense                                                            728               967            1,063
--------------------------------------------------------------------------------------------------------------------

Net Income                                                                $ 2,728           $ 2,722          $ 2,708
--------------------------------------------------------------------------------------------------------------------

Earnings per share:
   Basic                                                                    $1.49             $1.46            $1.45
   Diluted                                                                   1.46              1.44             1.44
Cash dividends per share                                                    $0.50             $0.48            $0.45
Weighted average common shares outstanding:
   Basic                                                                1,828,580         1,864,888        1,864,854
   Diluted                                                              1,873,355         1,892,813        1,884,271
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Downingtown National Bank  [LOGO EMITTED] 20


DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity and Comprehensive Income
                                                                                                 Accumulated
(Dollars in thousands)                                                                              Other
                                     Comprehensive   Common    Treasury             Retained    Comprehensive
                                        Income        Stock      Stock    Surplus   Earnings    Income (Loss)    Total
-------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                           $1,609  $     --     $18,555    $ 2,429     $(2,055)      $20,538
Comprehensive Income:
   Net income                            $2,708          --        --          --      2,708          --         2,708
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments        806          --        --          --       --           806           806

Total comprehensive income                3,514
Cash dividends                                           --        --          --       (838)         --          (838)
Issuance of stock dividends                              80        --       1,103     (1,183)         --            --
Cash payment for fractional shares                       --        --          --         (5)         --            (5)
Exercise of stock options                                 3        --          18         --          --            21
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                          1,692        --      19,676      3,111      (1,249)       23,230
Comprehensive Income:
   Net income                            $2,722          --        --          --      2,722          --         2,722
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments        490          --        --          --         --         490           490

Total comprehensive income                3,212
Cash dividends                                           --        --          --       (880)         --          (880)
Issuance of stock dividends                              84        --       1,627     (1,711)         --            --
Purchase of treasury shares                              --      (266)         --         --          --          (266)
Cash payment for fractional shares                       --        --          --         (7)         --            (7)
Exercise of stock options                                10        --         (11)       ---          --            (1)
---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                          1,786      (266)     21,292      3,235        (759)       25,288
Comprehensive Income:
   Net income                            $2,728          --        --          --      2,728          --         2,728
    Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments        166          --        --          --         --         166           166

Total comprehensive income                2,894
Cash dividends                                           --        --          --       (904)         --          (904)
Issuance of stock dividends                              86        --       1,782     (1,868)         --           --
Purchase of treasury shares                              --    (1,421)         --         --          --        (1,421)
Cash payment for fractional shares                       --        --          --         (7)         --            (7)
Exercise of stock options                                30        --         328        ---          --           358
----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2002                         $1,902   $(1,687)    $23,402    $ 3,184      $ (593)      $26,208
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                     Downingtown National Bank [LOGO EMITTED] 21

DNB FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows


                                                                     Year Ended December 31
                                                                 --------------------------------------

                                                                 2002            2001            2000
--------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                      $ 2,728        $  2,722        $  2,708
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Depreciation, amortization and accretion                     2,258           1,137             702
     Gains on sale of OREO                                           --             (31)             --
     Net gain on sale of securities                                (165)            (85)            (15)
     Decrease (increase) in interest receivable                     340             350            (776)
     Decrease (increase) in other assets                          1,706          (1,798)           (234)
     Increase in investment in BOLI                                (374)         (3,345)           (193)
     (Decrease) increase in interest payable                       (291)              5             372
     (Decrease) increase in current taxes payable                  (338)            (69)             13
     Decrease in deferred income tax expense                        152              18             198
     Increase (decrease) in other liabilities                       126             153            (663)
--------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) By Operating Activities                  6,142            (943)          2,112
--------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from maturities and paydowns - AFS securities           51,723          33,835           7,954
Proceeds from maturities and paydowns - HTM securities           32,547          17,284           9,161
Purchase of AFS securities                                      (79,187)        (97,633)        (42,273)
Purchase of HTM securities                                      (22,207)         (8,160)        (10,869)
Proceeds from sale of securities-AFS                             25,107          14,767          12,466
Proceeds from sale of OREO                                           --             214              --
Net (increase) decrease in loans                                 (1,798)          5,043         (20,012)
Purchase of bank property and equipment                          (1,306)         (2,565)           (800)
--------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) By Investing Activities                  4,879         (37,215)        (44,373)
--------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net (decrease) increase in deposits                              (5,581)          2,592          35,910
Increase in FHLB advances greater than ninety days                   --          23,000          17,000
Proceeds from issuance of junior subordinated debentures             --           5,000              --
Decrease in lease obligations                                        (7)             (5)             (5)
Dividends paid                                                     (911)           (887)           (838)
Proceeds from issuance of stock under stock option plan             295              --              16
Purchase of treasury stock                                       (1,421)           (266)             --
--------------------------------------------------------------------------------------------------------
Net Cash (Used) Provided By Financing Activities                 (7,625)         29,434          52,083
--------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                           3,396          (8,724)          9,822
Cash and Cash Equivalents at Beginning of Period                 18,628          27,352          17,530
--------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                      $22,024         $18,628         $27,352
--------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
   Interest                                                     $13,081         $13,104         $12,418
   Income taxes                                                     838             750             825
Supplemental Disclosure of Non-cash Flow Information:
Net transfer of loans to OREO                                       $--             $--            $ 99
Change in unrealized gains on securities - AFS                      247             686           1,184
Change in deferred taxes due to change in unrealized
   gains on securities - AFS                                        (81)           (196)           (378)
Tax effect of exercised stock options                                63              --              --
--------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Downingtown National Bank  [LOGO EMITTED] 22


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

      The consolidated financial statements of DNB and its subsidiaries, the Bank and DNB Capital Trust I, which together are managed as a single operating segment, are prepared in accordance with generally accepted accounting principles applicable to the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

      Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, the Bank and DNB Capital Trust I. All significant intercompany transactions have been eliminated.

      Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 2002 and 2001 was approximately $140,000 and $868,000, respectively.

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

      Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 2002, 2001, or 2000.

      Available-For-Sale ("AFS") -- includes debt and equity securities not classified as HTM or TA securities. Securities classified as AFS are securities that DNB intends to hold for an indefinite period of time, but not necessarily to maturity. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported, net of tax (if applicable), as accumulated other comprehensive loss, a separate component of stockholders' equity. Realized gains and losses on the sale of AFS securities are computed on the basis of specific identification of the adjusted cost of each security.

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



                                     Downingtown National Bank [LOGO EMITTED] 23

Notes to Consolidated Financial Statements

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

      Other Real Estate Owned -- Other real estate owned ("OREO") consists of properties acquired as a result of, or in-lieu-of, foreclosure. Properties classified as OREO are reported at the lower of carrying value or fair value, less estimated costs to sell. Costs relating to the development or improvement of the properties are capitalized and costs relating to holding the properties are charged to expense. DNB had no OREO at December 31, 2002 or December 31, 2001.

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

      Other Assets - Financing costs related to the issuance of DNB's junior subordinated debentures securities are being amortized over the life of the debentures and are included in other assets.




Downingtown National Bank [LOGO EMITTED] 24

Notes to Consolidated Financial Statements

      Federal Income Taxes -- DNB accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Corporation files a consolidated Federal income tax return with the Bank and DNB Capital Trust I.

      Pension Plan -- The Bank maintains a noncontributory defined benefit pension plan covering substantially all employees over the age of 21 with one year of service. Plan benefits are based on years of service and the employee's monthly average compensation for the highest five consecutive years of their last ten years of service.

      Stock Option Plan -- SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair-value-based method defined in SFAS 123 had been applied. DNB has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

      Had DNB determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, DNB's net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                             Year Ended December 31
(Dollars in thousands,   --------------------------------
except per share data)      2002       2001      2000
------------------------------------------------------------------

Net income
  as reported              $2,728     $2,722    $2,708
  pro forma                 2,621      2,625     2,615
------------------------------------------------------------------
Diluted net income
  per share
  as reported               $1.46      $1.44     $1.44
  pro forma                  1.40       1.39      1.39
------------------------------------------------------------------


      Earnings Per Share -- Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur from the conversion of common stock equivalents and is computed using the treasury stock method.

      Earnings per share, dividends per share and weighted average shares outstanding have been adjusted to reflect the effects of the 5% stock dividends paid in December 2002, 2001 and 2000.


      Trust Assets -- Assets held by DNB Advisors in fiduciary or agency capacities are not included in the consolidated financial statements since such items are not assets of DNB. Operating income and expenses of the DNB Advisors are included in the consolidated statements of operations and are recorded on an accrual basis.


      Statements of Cash Flows -- For purposes of the statements of cash flows, DNB considers cash in banks, amounts due from banks, and Federal funds sold to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 142, Goodwill and other Intangible Assets ("SFAS 142"). This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how



                                     Downingtown National Bank [LOGO EMITTED] 25

Notes to Consolidated Financial Statements

goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of the Statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. The Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. DNB adopted this statement effective January 1, 2002 and there was no impact on DNB's financial condition, equity, results of operations or disclosures for the year ended December 31, 2002.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation. ("SFAS 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and it applies to all entities. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. DNB expects that there will be no impact of this statement on the Bank's financial condition, equity, results of operations or disclosures when adopted.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. However, the
Statement retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. SFAS 144 was adopted by DNB on January 1, 2002. There was no impact of this statement on DNB's financial condition, equity, results of operations or disclosures for the year ended December 31, 2002.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). This Statement rescinds SFAS 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, along with rescinding SFAS 44, Accounting for Intangible



Downingtown National Bank [LOGO EMITTED] 26

Notes to Consolidated Financial Statements

Assets of Motor Carriers and amending SFAS 13, Accounting for Leases. This Statement (1) eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, (2) eliminates the extraordinary item treatment of reporting gains and losses from extinguishments of debt, and (3) makes certain other technical corrections. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this Statement is encouraged. The effective portions of this statement had no impact and DNB expects that there will be no impact from the remaining provisions of this statement on its financial condition, equity, results of operations or disclosures when adopted.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94.3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. DNB expects that there will be no impact of this statement on its financial condition, equity, results of operations or disclosures when adopted.

      In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions ("SFAS 147"), which amends SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9 and requires that those transactioins be accounted for in accordance with SFAS 141, Business Combinations, paragraph 5 of Statement No. 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible acquisitions within the scope of this Statement. In addition, this Statement amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. With some exceptions, the requirements of SFAS 147 were effective October 1, 2002. SFAS 147 was adopted by DNB on October 1, 2002. There was no impact of this statement on DNB's financial condition, equity, results of operations or disclosures. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"). This statement amends SFAS 123, Accounting for
Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2002, except for financial reports containing condensed financial statements for interim periods for which disclosure is effective for periods beginning after December 15, 2002. This Statement announces that "in the near future, the Board plans to consider whether it should propose changes to the U.S. standards on accounting for stock-based compensation". There was no impact of this statement on DNB's financial condition, equity, results of operations. The annual disclosure requirements of this statement have been complied with.




                                     Downingtown National Bank [LOGO EMITTED] 27

Notes to Consolidated Financial Statements

(2)   INVESTMENT SECURITIES

      Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

                                                                                December 31, 2002
                                                        ------------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------------

US Government agency obligations                             $ 4,497          $ 74          $    --          $ 4,571
US agency mortgage-backed securities                          12,470           296               --           12,766
Collateralized mortgage obligations                              351             3               --              354
Equity securities                                              4,647            --               --            4,647
Other securities                                                 465             8               --              473
--------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $ 22,430         $ 381          $    --         $ 22,811
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------------

US Treasury                                                  $ 2,810          $ --             $ --          $ 2,810
US Government agency obligations                               7,991           106               --            8,097
US agency mortgage-backed securities                          32,873           763               (7)          33,629
Corporate bonds                                               41,713            96           (1,892)          39,917
Collateralized mortgage obligations                           36,990           190              (70)          37,110
State and municipal tax-exempt                                 2,395             6               (4)           2,397
DRD agency preferred stock                                    13,500           174             (269)          13,405
Other securities                                                  --            --               --               --
--------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $138,272        $1,335          $(2,242)        $137,365
--------------------------------------------------------------------------------------------------------------------------


                                                                                December 31, 2001
                                                        ------------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------------

US Government agency obligations                             $ 9,152         $ 291         $     (3)         $ 9,440
US agency mortgage-backed securities                           3,768            53               (3)           3,818
Collateralized mortgage obligations                           10,905           168               --           11,073
Equity securities                                              4,265            --               --            4,265
Other securities                                               4,999            23               --            5,022
--------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $ 33,089         $ 535         $     (6)        $ 33,618
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------------

US Treasury                                                  $ 4,624       $    --         $     (1)         $ 4,623
US Government agency obligations                              13,709           178              (30)          13,857
US agency mortgage-backed securities                          47,473           219              (10)          47,682
Corporate bonds                                               34,161           222           (1,118)          33,265
Collateralized mortgage obligations                           13,339            68              (67)          13,340
State and municipal tax-exempt                                10,680            30             (616)          10,094
DRD agency preferred stock                                    12,513            58              (86)          12,485
Other securities                                                 273            --               --              273
--------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $136,772         $ 775          $(1,928)        $135,619
--------------------------------------------------------------------------------------------------------------------------

Downingtown National Bank [LOGO EMITTED] 28

Notes to Consolidated Financial Statements

      The amortized cost and estimated fair value of investment securities as of December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                             Investment Securities              Investment Securities
                                                               Held to Maturity                  Available for Sale

                                                          Amortized         Estimated      Amortized        Estimated
(Dollars in thousands)                                       Cost          Fair Value         Cost         Fair Value
--------------------------------------------------------------------------------------------------------------------------

Due in one year or less                                    $      --      $      --          $ 6,804         $ 6,855
Due after one year through five years                          6,508          6,632           15,533          15,686
Due after five years through ten years                         4,767          4,884           15,786          15,999
Due after ten years                                            6,508          6,648           86,649          85,420
No stated maturity                                             4,647          4,647           13,500          13,405
Total investment securities                                  $22,430        $22,811         $138,272        $137,365


      DNB sold $25.1 million, $14.8 million and $12.5 million of securities from the AFS portfolio during 2002, 2001 and 2000. Gains and losses from sales of investment securities were as follows:

                             Year Ended December 31

(Dollars in thousands)     2002       2001       2000
-----------------------------------------------------------------
Gross realized gains       $267      $129         $56
Gross realized losses       102        44          41
-----------------------------------------------------------------
Net realized gain          $165      $ 85         $15
-----------------------------------------------------------------

      At December 31, 2002 and 2001, investment securities with a carrying value of approximately $24.3 million and $29.1 million, respectively, were pledged to secure public funds and for other purposes as required by law. See Footnote 7 regarding the use of certain securities as collateral.

(3)   LOANS
                                    December 31

(Dollars in thousands)        2002            2001
-----------------------------------------------------------
Residential mortgage        $ 26,120        $ 39,298
Commercial mortgage           83,322          70,282
Commercial                    48,151          42,081
Consumer                      29,992          34,389
-----------------------------------------------------------
Total loans                  187,585         186,050
-----------------------------------------------------------
Less allowance for
   loan losses                (4,546)         (4,809)
-----------------------------------------------------------
Net loans                   $183,039        $181,241
-----------------------------------------------------------

      Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $3.4 million, $3.1 million and $1.2 million as of December 31, 2002, 2001 and 2000, respectively, were on a nonaccrual basis. DNB also had loans of approximately $514,000, $155,000 and $609,000 that were more than 90 days delinquent, but still accruing as of December 31, 2002, 2001 and 2000, respectively. If contractual interest income had been recorded on nonaccrual loans, interest would have been increased as shown in the following table:

                             Year Ended December 31

(Dollars in thousands)      2002       2001      2000
--------------------------------------------------------------

Interest income which
   would have been
   recorded under
   original terms           $230       $220      $ 98
Interest income recorded
    during the year         (159)      (111)      (21)
--------------------------------------------------------------
Net impact on
   interest income          $ 71       $109      $ 77
--------------------------------------------------------------

      DNB had $1.3 million of loans, which, although performing at December 31, 2002, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non-performing assets in future periods. There was $4.0 million of such loans at December 31, 2001. The majority of these loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.




                                     Downingtown National Bank [LOGO EMITTED] 29

Notes to Consolidated Financial Statements

      DNB has a significant concentration of residential and commercial mortgage loans collateralized by first mortgage liens on properties located in Chester County. DNB has no concentration of loans to borrowers engaged in similar activities that exceed 10% of total loans at December 31, 2002, except for loans of approximately $29.9 million relating to local multi-unit office buildings. See Footnote 7 regarding the use of certain loans as collateral.

(4)   ALLOWANCE FOR LOAN LOSSES

      Changes in the allowance for loan losses, for the years indicated, are as follows:

                             Year Ended December 31

(Dollars in thousands)      2002       2001      2000
--------------------------------------------------------------
Beginning balance          $4,809     $4,917    $5,085
Provisions                     --         --        --

Loans charged off            (310)      (284)     (224)
Recoveries                     47        176        56
--------------------------------------------------------------
Net charge-offs              (263)      (108)     (168)
--------------------------------------------------------------
Ending balance             $4,546     $4,809    $4,917
--------------------------------------------------------------

      Information regarding impaired loans is as follows:

                             Year Ended December 31

(Dollars in thousands)          2002       2001      2000
--------------------------------------------------------------

Total recorded investment      $2,400    $1,200        $651
Average recorded investment     2,000     1,100         693
Specific ALLL allocation           --        --          --
Total cash collected               47         3          25
Interest income recorded           21        --          --
---------------------------------------------------------------

(5)   OFFICE PROPERTY AND
      EQUIPMENT
                                         December 31

                       Estimated
                  (Dollars in thousands)Useful Lives 2002 2001
---------------------------------------------------------------------
Land                                  $ 965       $ 935
Buildings            25-33 years      7,005       6,568
Furniture, fixtures
   and equipment      5-20 years      8,407       7,580
---------------------------------------------------------------------
Total cost                           16,377      15,083
Less accumulated
   depreciation                      (8,285)     (7,382)
---------------------------------------------------------------------
Office property and
   equipment, net                   $ 8,092     $ 7,701
---------------------------------------------------------------------

      Amounts charged to operating expense for depreciation for the years ended December 31, 2002, 2001 and 2000 amounted to $915,000, $753,000 and $687,000 respectively.

(6)   DEPOSITS

      Included in interest-bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities were as follows:

                                     December 31

(Dollars in thousands)             2002          2001
-----------------------------------------------------------

Three months or less             $  4,473      $13,338
Over three through six months      11,176        9,619
Over six through twelve months      3,861        3,517
Over one year through two years     2,071        3,019
Over two years                      1,532        1,163
-----------------------------------------------------------
Total                             $23,113      $30,656
-----------------------------------------------------------


(7)  FHLB ADVANCES AND SHORT TERM BORROWED FUNDS

      DNB's short-term borrowed funds consist of Federal funds purchased. Federal funds purchased generally represent one-day borrowings. DNB had an average of $358,000 and $186,000 outstanding in short-term borrowed funds during 2002 and 2001, respectively. There were no such borrowings at year end 2002 or 2001.

      In  addition  to  Federal  funds   purchased,   DNB  maintains   borrowing
arrangements with a correspondent bank and the Federal Home Loan Bank (FHLB) of Pittsburgh. As of September 30, 2002



Downingtown National Bank [LOGO EMITTED] 30

Notes to Consolidated Financial Statements


DNB has a maximum borrowing capacity at the FHLB of approximately $147 million. Advances totalled $63 million at December 31, 2002 ($50 million Convertible Term Advances and $13 million Fixed-Rate Advances). These advances mature at various dates through the year ended December 31, 2011, as shown in the table below. Convertible Term Advances are callable, at the FHLB's option, at various dates starting on January 25, 2002 and ending on January 25, 2006. If an advance is called by the FHLB, DNB has the option of repaying the borrowing, or it may continue to borrow at three month Libor plus 10-14 basis points. FHLB advances are collateralized by a pledge of the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.

                           ----------------------------------
(Dollars in thousands)           December 31, 2002
-------------------------------------------------------------

Due by                        Weighted
December 31st               Average Rate       Amount
-------------------------------------------------------------

2007                            4.99%         $16,000
Thereafter                      5.82           47,000
-------------------------------------------------------------
Total                           5.61%         $63,000
-------------------------------------------------------------

(8)  CAPITAL LEASE OBLIGATIONS

      Included in other borrowings is a long-term capital lease agreement, which relates to DNB's West Goshen branch. As of December 31, 2002 the branch has a carrying amount of $630,000, net of accumulated depreciation of $120,000, and is included in the balance of office properties and equipment in the accompanying statements of financial condition. The following is a schedule of the future minimum lease payments, together with the present value of the net minimum lease payments, as of December 31, 2002:

(Dollars in thousands)                  -------------------
Year ending December 31                      Amount
-----------------------------------------------------------
2003                                           $ 84
2004                                             86
2005                                             89
2006                                             92
2007                                             94
Thereafter                                    1,648
-----------------------------------------------------------
Total minimum lease payments                  2,093
-----------------------------------------------------------
Less amount representing interest            (1,365)
-----------------------------------------------------------
Present value of net minimum lease payments   $ 728
-----------------------------------------------------------

(9)    JUNIOR SUBORDINATED
       DEBENTURES

      On July 20, 2001, DNB's subsidiary DNB Capital Trust I (the "Trust"), a Delaware business trust in which DNB owns all of the common equity, issued $5.0 million of floating rate (6 month Libor plus 3.75%, with a cap of 12%) capital preferred securities ("TruPS") to a qualified institutional buyer. The proceeds of these securities were used by the Trust, along with DNB's capital contribution, to purchase $5.2 million principal amount of DNB's floating rate junior subordinated debentures (the "debentures"). The debentures are the sole asset of the Trust. DNB's obligations under the TruPS and related documents, taken together, constitute a full and unconditional guarantee by DNB of the Trust's obligation under the preferred securities. The preferred securities are redeemable by DNB on or after July 25, 2006, or earlier in the event of certain adverse tax or bank regulatory developments. The preferred securities must be redeemed upon maturity of the debentures on July 25, 2031.

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




                                     Downingtown National Bank [LOGO EMITTED] 31

Notes to Consolidated Financial Statements


      The following methods and assumptions were used to estimate the fair value of each class of financial instruments.


Cash, Federal Funds Sold, Investment Securities, Accrued Interest Receivable and
   Accrued Interest Payable

      The carrying  amounts for short-term  investments  (cash and Federal funds sold) and accrued interest receivable and payable approximate fair value. The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amount of non-readily marketable equity securities approximates liquidation value.


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


   Deposits and Borrowings

      The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 2002 and 2001. The fair values of certificates of deposit and borrowings are based on the present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace and rates currently being offered for borrowings of similar maturities.


   Off-balance-sheet Instruments

      Off-balance-sheet instruments are primarily comprised of loan commitments which are generally priced at market at the time of funding. Fees on commitments to extend credit and standby letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments. At December 31,
2002 and 2001, loan commitments were $34.8 million and $37.6 million, respectively. Stand-by letters of credit were $8.7 million and $5.5 million at December 31, 2002 and 2001, respectively.

      The following tables summarize information for all on-balance-sheet financial instruments.

                                  December 31
                     ----------------------------------------
                            2002             2001
-------------------------------------------------------------
                              Estimated         Estimated
                     Carrying   Fair    Carrying  Fair
(Dollars in thousands)Amount    Value    Amount   Value
-------------------------------------------------------------

Financial assets
Cash and Federal
  funds sold        $ 22,024  $ 22,024 $ 18,628 $ 18,628
Investment
  securities, AFS    137,365   137,365  135,619  135,619
Investment
  securities, HTM     22,430    22,811   33,089   33,618

Net loans            183,039   186,135  181,241  182,893
Accrued interest
  receivable           1,890     1,890    2,230    2,230

Financial liabilities
Deposits             287,802   288,790  280,734  282,625
Borrowings            63,728    73,778   63,735   70,432
Junior subordinated
  debentures           5,000     5,007    5,000    5,009
Accrued interest
  payable              1,164     1,164    1,455    1,455
-------------------------------------------------------------




Downingtown National Bank [LOGO EMITTED] 32

Notes to Consolidated Financial Statements


(11)  FEDERAL INCOME TAXES

      Income tax expense was comprised of the following:

                             Year Ended December 31
                           --------------------------------
(Dollars in thousands)      2002       2001      2000
-----------------------------------------------------------

Current tax expense:
  Federal                    $566       $944     $ 865
  State                        10          5        --
Deferred income tax
  expense                     152         18       198
-----------------------------------------------------------
Income tax expense           $728       $967    $1,063
-----------------------------------------------------------

      The effective income tax rates of 21% for 2002, 26% for 2001 and 28% for 2000, were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                             Year Ended December 31
                     --------------------------------------

(Dollars in thousands)      2002       2001      2000
-----------------------------------------------------------

Federal income taxes
  at statutory rate        $1,175     $1,254    $1,282
State income taxes, net         6          4        --
Decrease resulting from:
  Low income housing credits  (38)       (23)      (24)
  Tax-exempt interest and
    dividend preference      (257)      (299)     (160)
  Bank owned life insurance   (76)       (66)      (20)
  Other, net                  (82)        97       (15)
-----------------------------------------------------------
Income tax expense          $ 728      $ 967    $1,063
-----------------------------------------------------------

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                     December 31
                             ---------------------------
(Dollars in thousands)            2002        2001
--------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses    $ 1,546      $1,635
   Valuation adjustment for
     debt securities                313         394
   Other                            141         152
--------------------------------------------------------
   Total gross deferred tax assets2,000       2,181

Deferred tax liabilities:
   Depreciation                    (307)       (240)
   Pension expense                 (397)       (421)
   Tax bad debt reserve            (143)       (143)
   Other                           (173)       (164)
--------------------------------------------------------
   Total gross deferred
     tax liabilities             (1,020)       (968)
--------------------------------------------------------
Net deferred tax asset            $ 980      $1,213
--------------------------------------------------------

(12)  EARNINGS PER SHARE

      The difference between basic and diluted EPS, for DNB, is solely attributable to stock options. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

(12)  EARNINGS PER SHARE

      The following is a reconcilement of net income and the weighted average number of shares outstanding for basic and diluted EPS:


                                                               Year Ended December 31
                        --------------------------------------------------------------------------------------------------
                                        2002                            2001                            2000
--------------------------------------------------------------------------------------------------------------------------

                            Income    Shares    Amount        Income   Shares  Amount         Income   Shares   Amount
--------------------------------------------------------------------------------------------------------------------------
Basic EPS
  Income available to
   common stockholders       $2,728     1,829    $ 1.49        $2,722   1,865   $ 1.46         $2,708   1,865    $ 1.45
  Effect of dilutive common
   stock equivalents -
   stock options                 --        44     (0.03)           --      28    (0.02)            --      19     (0.01)
--------------------------------------------------------------------------------------------------------------------------

Diluted EPS
  Income available to
   common stockholders
   after assumed conversions $2,728     1,873    $ 1.46        $2,722   1,893   $ 1.44         $2,708   1,884    $ 1.44
--------------------------------------------------------------------------------------------------------------------------



                                     Downingtown National Bank [LOGO EMITTED] 33

Notes to Consolidated Financial Statements


      Options to purchase 35,590 shares of common stock in 2002 and 2001 at $27.62 per share have been outstanding since June 30, 1998, but were not included in the computation of diluted EPS for 2002 and 2001 because these options were anti-dilutive during such periods. The options, which expire on June 30, 2008, were still outstanding at December 31, 2002.

      Options to purchase 29,839 shares of common stock at $22.21 per share have been outstanding since June 30, 1999. These share were included in the computation of diluted EPS during 2002, but were not included in the computation of diluted EPS for 2001 because these options were anti-dilutive during such period. The options, which expire on June 30, 2009, were still outstanding at December 31, 2002.




(13) OTHER COMPREHENSIVE INCOME

      The tax effects allocated to each component of "Other Comprehensive Income" are as follows:

                              --------------------------------
                                            Tax
                              Before-Tax  (Expense)  Net-of-Tax
(Dollars in thousands)          Amount     Benefit     Amount
--------------------------------------------------------------
Year Ended
  December 31, 2002:
Unrealized gains on securities:
  Unrealized holding gains
    arising during the period     $ 412     $(137)     $ 275
  Less reclassification for gains
    included in net income         (165)       56       (109)
--------------------------------------------------------------
Other Comprehensive Income        $ 247     $ (81)     $ 166
--------------------------------------------------------------

Year Ended
  December 31, 2001:
Unrealized gains on securities:
  Unrealized holding gains
    arising during the period     $ 771     $(225)     $ 546
  Less reclassification for gains
    included in net income          (85)       29        (56)
--------------------------------------------------------------
Other Comprehensive Income       $  686     $(196)     $ 490
--------------------------------------------------------------

Year Ended
  December 31, 2000:
Unrealized losses on securities:
  Unrealized holding losses
    arising during the period    $1,199     $(383)     $ 816
  Less reclassification for gains
    included in net income          (15)        5        (10)
--------------------------------------------------------------
Other Comprehensive Income       $1,184     $(378)     $ 806
--------------------------------------------------------------

(14) BENEFIT PLANS

   Pension Plan

      The Bank maintains a pension plan (the "Plan") covering all employees, including officers, who have been employed for one year and have attained 21 years of age. Prior to May 1, 1985, an individual must have attained the age of 25 and accrued one year of service. The Plan provides pension benefits to eligible retired employees at 65 years of age equal to 1.5% of their average monthly pay multiplied by their years of accredited service (maximum 40 years). The accrued benefit is based on the monthly average of their highest five consecutive years of their last ten years of service. The Plan generally covers only full-time employees.

      The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 2002 and 2001 and amounts recognized in DNB's consolidated financial statements at December 31, 2002 and 2001:

                                                  December 31
                          --------------------------------------------------
(Dollars in thousands)                         2002          2001
----------------------------------------------------------------------------
Actuarial present value
  of benefit obligation:
Vested benefit obligation                    $(3,823)         $(3,678)
----------------------------------------------------------------------------
Accumulated benefit obligation                (4,061)          (3,749)
----------------------------------------------------------------------------
Plan assets at fair value                      5,103            5,785
Projected benefit obligation                  (5,722)          (5,179)
Projected benefit obligation
   over plan assets                             (619)             606
Unrecognized net asset at
   January 1, 1988 being
   amortized over 17 years                       (39)             (57)
Unrecognized net loss                          1,826              690
----------------------------------------------------------------------------
Prepaid pension cost
   included in other assets                  $ 1,168          $ 1,239
----------------------------------------------------------------------------




Downingtown National Bank [LOGO EMITTED] 34

Notes to Consolidated Financial Statements


      Net periodic pension costs (benefit) for the years indicated include the following components:

                              Year Ended December 31

(Dollars in thousands)       2002       2001      2000
------------------------------------------------------------------------
Service cost-benefits earned
  during the period         $ 231      $ 216      $ 199
Interest cost on projected
  benefit obligation          356        304        302
Actual return on
  plan assets                 488        290       (563)
Asset gain (loss)            (987)      (813)        74
Amortization of unrecognized
  net asset at transition     (19)       (19)       (19)
Amortization of unrecognized
  net loss after transition     2         --         --
------------------------------------------------------------------------
Net pension expense (benefit)$ 71     $  (22)     $  (7)
------------------------------------------------------------------------
Assumptions used:
  Discount rate              7.00%       7.00%     7.00%
  Rate of increase in
   compensation level        5.00        5.00      5.00
  Expected long-term rate
   of return on assets       8.50        8.50      8.50
------------------------------------------------------------------------


      The Pension Plan's assets are invested using an asset allocation strategy in units of certain equity, bond, real estate and money market funds.

      DNB adopted an arrangement for supplemental compensation (the "Supplemental Plan") for its Chief Executive Officer (the "Executive") during 1999. The Supplemental Plan provides that the Bank and the Executive share in the rights to the cash surrender value and death benefits of a split-dollar life insurance policy (the "Split-dollar Policy") and provides for additional compensation to the Executive, equal to any income tax consequences related to the Supplemental Plan until retirement. The Split-dollar Policy is designed to provide the Executive, upon attaining age 65, with projected annual after-tax distributions of approximately $35,000, funded by loans against the cash surrender value of the Split-dollar Policy. In addition, the Split-dollar Policy is intended to provide the Executive with a projected death benefit of $750,000. Neither the insurance company nor DNB has guaranteed any minimum cash value under the Supplemental Plan. To fund the annual premium on the Split-dollar Policy and mitigate the obligations under this Plan, the Bank has purchased an additional life insurance policy on the Executive's life (the "BOLI Policy") with an initial deposit of $1.5 million ($1.7 million market value at December 31, 2002). The amount of the BOLI Policy has been calculated so that the projected increases in its cash surrender value will substantially offset the Bank's expense related to the Split-dollar Policy.


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

      Participants are permitted to authorize pre- tax savings contributions to a separate trust established under the 401(k) plan, subject to limitations on deductibility of contributions imposed by the Internal Revenue Code. The Bank makes matching contributions of $.25 for every dollar of deferred salary up to 6% of each participant's annual compensation. Each participant is 100% vested at all times in employee and employer contributions. The matching contributions to the 401(k) plan were $57,000, $47,000 and $41,000 in 2002, 2001 and 2000, respectively.

   Stock Option Plan

      DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 313,620 shares of DNB's common stock could be issued to employees and directors.

      Under the plan, option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 40,750 and 65,124 shares available for grant at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the number of options exercisable was 204,778 and 197,802, respectively, and the weighted average exercise price of those options was $18.24 and $17.21, respectively.




                                     Downingtown National Bank [LOGO EMITTED] 35

Notes to Consolidated Financial Statements

      The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $3.00, $2.76 and $2.88 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants for the following periods:


  Year Ended December 31

                            2002       2001      2000
-----------------------------------------------------------

Dividend yield               2.53%     3.11%     3.48%
Expected volatility         10.00     15.00     24.00
Risk-free interest rate      3.82      5.00      5.02
Expected lives (in years)    9.50      9.50      9.50
-----------------------------------------------------------

      DNB applies APB Opinion No. 25 in accounting for its Stock Option Plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements.

      Stock option activity is indicated below. Shares have been adjusted for the 5% stock dividends in December of 2002, 2001 and 2000.


                                Number      Weighted Average
                             Outstanding    Exercise Price
---------------------------------------------------------------
Outstanding January 1, 2000     173,041        $17.96
  Granted                        32,784         11.77
  Exercised                      (2,172)         7.70
  Terminated                     (9,501)        22.05
---------------------------------------------------------------
Outstanding December 31, 2000   194,152         16.84
  Granted                        35,727         14.24
  Exercised                     (22,187)         8.89
---------------------------------------------------------------
Outstanding December 31, 2001   207,692         16.39
  Granted                        35,728         21.48
  Exercised                     (38,642)        11.33
---------------------------------------------------------------
Outstanding December 31, 2002   204,778        $18.24
---------------------------------------------------------------

      The weighted average price and weighted average remaining contractual life for the outstanding options are listed below for the dates indicated. All outstanding options are exercisable.

                  December 31, 2002
-------------------------------------------------------------

  Range of           Number          Weighted Average
  Exercise Prices  Outstanding  Remaining Contractual Life
-------------------------------------------------------------
  $7.70                 6,556           2.5 years
  10.26-10.39          19,111           3.5 years
  15.12                25,240           4.5 years
  27.62                35,590           5.5 years
  22.21                29,839           6.5 years
  11.77-14.24          52,714           8.0 years
  21.48                35,728           9.5 years
                       ------           ---------

                      204,778           6.5 years
-------------------------------------------------------------


                  December 31, 2001
-------------------------------------------------------------

  Range of           Number          Weighted Average
  Exercise Prices  Outstanding  Remaining Contractual Life
-------------------------------------------------------------

  $7.70                 17,955             3.5 years
  10.26-10.39           25,707             4.5 years
  15.12                 31,455             5.5 years
  27.62                 35,590             6.5 years
  22.21                 29,839             7.0 years
  11.77-14.24           67,147             9.0 years

                       207,693             7.0 years
-------------------------------------------------------------

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

      DNB had outstanding standby letters of credit in the amount of approximately $8.7 million and unfunded loan and lines of credit commitments in the amount of approximately $34.8 million at December 31, 2002. Of the $34.8 million, $33.9 million was for variable rate loans and $900,000 was for fixed rate loans.




Downingtown National Bank [LOGO EMITTED] 36

Notes to Consolidated Financial Statements

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

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. DNB evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon the extension of credit, usually consists of real estate, but may include securities, property or other assets.

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available short-term credit of approximately $89.2 million.

      Approximately $110.8 million of assets are held by the DNB Advisors in a fiduciary or agency capacity. These assets are not assets of DNB, and are not included in the consolidated financial statements.

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

(16) PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of DNB Financial Corporation (parent company only) follows:

Condensed Statements of Financial Condition

                                     December 31
                             --------------------------------------
(Dollars in thousands)            2002          2001
-------------------------------------------------------------------
Assets
  Cash                        $        2          $--
  US Treasury securities           2,810        4,625
  Investment in subsidiary        28,530       25,888
  Other assets                       177          180
-------------------------------------------------------------------
Total assets                     $31,519      $30,693
-------------------------------------------------------------------
Liabilities and
  Stockholders' Equity
Liabilities
  Junior subordinated debentures $ 5,155      $ 5,155
  Other liabilities                  156          250
-------------------------------------------------------------------
Total liabilities                  5,311        5,405
-------------------------------------------------------------------
Stockholders' Equity
Total stockholders' equity        26,208        25,288
-------------------------------------------------------------------
Total liabilities and
  stockholders' equity           $31,519       $30,693
-------------------------------------------------------------------


Condensed Statements of Operations

                                Year Ended December 31
                        -------------------------------------------
(Dollars in thousands)      2002       2001       2000
-------------------------------------------------------------------
Income:
   Equity in undistributed
     income of
     subsidiaries          $2,118     $2,021     $1,870
   Dividends from subsidiary  911        880        838
   Interest income              1          1         --
-------------------------------------------------------------------
   Total Income             3,030      2,902      2,708
-------------------------------------------------------------------

   Interest expense           300        177         --
   Other expenses               2          3         --
-------------------------------------------------------------------
   Total expense              302        180         --
-------------------------------------------------------------------
Net income                 $2,728     $2,722     $2,708
-------------------------------------------------------------------




                                     Downingtown National Bank [LOGO EMITTED] 37

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows

                                 Year Ended December 31

(Dollars in thousands)           2002           2001       2000
--------------------------------------------------------------------------------

Cash Flows From
   Operating Activities:
Net income                        $ 2,728    $ 2,722    $ 2,708
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Equity in undistributed
     income of subsidiary          (2,118)    (2,021)    (1,870)
Net change in other liabilities       (94)       250         --
Net change in other assets              3       (335)        --
--------------------------------------------------------------------------------
Net Cash Provided by
   Operating Activities               519        616        838
--------------------------------------------------------------------------------

Cash Flows From
   Investing Activities:
Purchase of available for sale
   security                        (2,810)    (4,625)        --
Sales & maturities of
   available for sale security      4,625         --         --
Investment in subsidiaries           (295)        --        (16)
--------------------------------------------------------------------------------
Net Cash Provided (Used)
   In  Investing Activities         1,520     (4,625)       (16)
--------------------------------------------------------------------------------

Cash Flows From
   Financing Activities:
Proceeds from issuance of
   long term debt                      --      5,155         --
Purchase of treasury stock         (1,421)      (266)        --
Dividends paid                       (911)      (880)      (838)
Proceeds from issuance
   of stock under
   Stock Option Plan                  295         --         16
--------------------------------------------------------------------------------
Net Cash (Used) Provided
   by Financing Activities         (2,037)     4,009       (822)
--------------------------------------------------------------------------------

Net Change in Cash
   and Cash Equivalents           $     2     $   --    $    --
--------------------------------------------------------------------------------

(17)  REGULATORY MATTERS

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $6.4 million for the year ended December 31, 2002.

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

      The Bank is considered "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, the Bank must maintain minimum ratios as set forth below. There are no conditions or events since the most recent regulatory notification, that management believes would have changed the Bank's category. Actual capital amounts and ratios are presented below.




Downingtown National Bank [LOGO EMITTED] 38

Notes to Consolidated Financial Statements


                                                                                                      To Be Well
                                                                                                   Capitalized Under
                                                                           For Capital             Prompt Corrective
                                                   Actual               Adequacy Purposes         Action Provisions
--------------------------------------------------------------------------------------------------------------------------

                                              Amount      Ratio         Amount      Ratio         Amount      Ratio
--------------------------------------------------------------------------------------------------------------------------

DNB Financial Corporation
December 31, 2002:
   Total risk-based capital                  $34,332     13.56%        $20,249      8.00%        $25,311      10.00%
   Tier 1 capital                             31,151     12.31          10,124      4.00          15,186       6.00
   Tier 1 (leverage) capital                  31,151      8.22          15,157      4.00          18,946       5.00
--------------------------------------------------------------------------------------------------------------------------

December 31, 2001:
   Total risk-based capital                  $33,693     12.96%        $20,802      8.00%        $26,002      10.00%
   Tier 1 capital                             30,424     11.70          10,401      4.00          15,601       6.00
   Tier 1 (leverage) capital                  30,424      8.05          15,126      4.00          18,908       5.00
--------------------------------------------------------------------------------------------------------------------------

Downingtown National Bank
December 31, 2002:
   Total risk-based capital                  $31,498     12.45%        $20,237      8.00%        $25,296      10.00%
   Tier 1 capital                             28,319     11.19          10,118      4.00          15,178       6.00
   Tier 1 (leverage) capital                  28,319      7.48          15,147      4.00          18,934       5.00
--------------------------------------------------------------------------------------------------------------------------

December 31, 2001:
   Total risk-based capital                  $29,137     11.21%        $20,793      8.00%        $25,992      10.00%
   Tier 1 capital                             25,869      9.95          10,397      4.00          15,595       6.00
   Tier 1 (leverage) capital                  25,869      6.85          15,107      4.00          18,884       5.00
--------------------------------------------------------------------------------------------------------------------------


                                     Downingtown National Bank [LOGO EMITTED] 39

Independent Auditors' Report

[LOGO EMITTED]

1601 Market Street
Philadelphia, PA 19103-7212

The Board of Directors and Stockholders
DNB Financial Corporation:


      We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.




KPMG LLP
January 29, 2003
Philadelphia, PA

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.




Downingtown National Bank [LOGO EMITTED] 40



DNB Financial Corporation               Downingtown                                   Departments
                                        National Bank
                                                                                      Elizabeth B. Barr
Dnb Financial                           Officers                                      Vice President/Construction Lending
Corporation
                                        Henry F. Thorne                               David L. Binder
Directors                               President and CEO                             Vice President/Commercial Lending
Robert J. Charles
Chairman                                Richard L. Bergey                             William W. Brown
                                        Senior Vice President/                        Vice President/Data Processing
Vernon J. Jameson                       Senior Credit Officer
Vice Chairman                                                                         Elizabeth A. Cook
                                        Charles E. Bradford                           Asst. Vice President/
Thomas R. Greenleaf                     Senior Vice President &                       Marketing Manager
William S. Latoff                       Managing Director
Joseph G. Riper                         DNB Advisors                                  Lisa A. Donnon
Louis N. Teti                                                                         Asst. Vice President/Commercial Lending
Henry F. Thorne                         Ronald K. Dankanich
James H. Thornton                       Senior Vice President/                        Dominick A. Frederick
                                        Operations and Secretary                      Vice President/Central Operations
Directors Emeritus
Ellis Y. Brown, III                     Eileen M. Knott                               Charles H. Fulton
Paul F. DiMatteo                        Senior Vice President/                        Asst. Vice President/
I. Newton Evans, Jr.                    Auditor and Compliance Officer                Consumer Lending
Ilario S. Polite
                                        Kristen J. LaDow                              Michelle L. Griffith
Officers                                Senior Vice President/                        Assistant Controller
Henry F. Thorne                         Senior Loan Officer
President and CEO                                                                     Marilyn K. Harris
Ronald K. Dankanich                     Bruce E. Moroney                              Asst. Vice President/Lending
Secretary                               Senior Vice President and CFO
Bruce E. Moroney                                                                      Timothy J. Mahan
Chief Financial Officer                 Joseph M. Stauffer                            Asst. Vice President/
                                        Senior Vice President/                        Loan Operations Manager
                                        Retail Banking
                                                                                      Debora A. Micka
                                                                                      Vice President/Commercial Lending

                                                                                      Charles S. Moore
                                                                                      Vice President/Commercial Lending

                                                                                      Tracy E. Panati
                                                                                      Asst. Vice President/Human Resources

                                                                                      Michael E. Rist
                                                                                      Asst. Vice President/Commercial Lending

                                                                                      Barry A. Schmidt
                                                                                      Vice President/Commercial Lending and Cash Man

                                                                                      Kimberly L. Schneider
                                                                                      Asst. Vice President/Lending

                                                                                      Genevieve M. Vanwijk
                                                                                      Commercial Loan Officer

                                                                                      Charles E. Wuertz
                                                                                      Vice President/Commercial Lending





                                      Downingtown National Bank [LOGO EMITTED]41


DNB Financial Corporation and Subsidiaries
______________________________________________________________________________________________________________

Corporate Headquarters                                          DNB Advisors
4 Brandywine Avenue                                             610-269-4657
Downingtown, PA 19335                                           Charles E. Bradford
Tel. 610-269-1040 Fax 610-873-5298                              Sr. Vice President and Managing Director
Internet http://www.dnb4you.com
                                                                Cheryl T. Burkey
Financial Information                                           Vice President/Senior Trust Officer
Investors, brokers, security analysts
and others desiring                                             Jennifer C. Calabro
financial information should contact                            Financial Relationship Manager
Bruce Moroney at 610-873-5253 or
bmoroney@dnb4you.com                                            Andrew J. Mone
                                                                Vice President, Financial Consultant
Auditors
KPMG LLP                                                        Community Offices
1601 Market Street                                              Wanda G. Mize
Philadelphia, PA 19103-7212                                     Vice President and Branch Administrator

Counsel                                                         Main Office  610-873-5261
Stradley, Ronon, Stevens and Young, LLP                         Janine L. Drislane
30 Valley Stream Parkway                                        Manager
Malvern, PA 19355
                                                                Caln Office  610-383-7562
Registrar and Stock Transfer Agent                              Robin M. DiMattei
Registrar and Transfer Company                                  Manager
10 Commerce Drive
Cranford, NJ  07016                                             East End Office  610-269-3800
800-368-5948                                                    Christine M. Beam
                                                                Assistant Vice President and Manager
Market Makers
Ferris, Baker Watts, Inc.  800-638-7411                         Kennett Square Office 610-444-4350
F. J. Morrissey & Company, Inc.  800-842-8928                   C. Ray Cornell
Janney Montgomery Scott, Inc.  800-526-6397                     Assistant Vice President and Manager

DNB Leasing                                                     Lionville Office  610-363-7590
610-873-4025                                                    Joseph J. Bucciaglia
Kenneth R. Kramer                                               Vice President and Manager
Vice President
                                                                Little Washington Office  610-942-3666
                                                                John R. Rode
                                                                Vice President and Manager

                                                                Ludwig's Corner Office  610-458-5100
                                                                Dorothy A. Cook
                                                                Manager

                                                                West Goshen Office  610-429-5860
                                                                Sandra L. Mattern
                                                                Assistant Vice President and Manager

                                                                Exton Office  610-363-7098
                                                                Clifford S. Purse
                                                                Assistant Vice President and Manager




Downingtown National Bank [LOGO EMITTED]42