Form 10-K, Exhibit 13
period 2003-12-31
DNB FINANCIAL CORP /PA/
filed 2004-03-29
CIK 713671

Corporate Profile

   Downingtown National Bank is Chester County's oldest, locally owned, independent commercial bank. We have been an important part of our community earning Chester County's trust since 1860. We've seen 28 United States presidents, starting with Abraham Lincoln, eight wars and over 52,000 sunrises. Our guiding principle throughout the years has been to do the right thing for our customers.

   We believe in good old-fashioned values: character, integrity, honesty and loyalty...yes we're traditional - it's what our customers want, and it's why we've remained independent for 144 years.

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


Table of Contents

1       Letter to Shareholders

3       Management's Discussion and Analysis of Financial
        Condition and Results of Operations

24      Market for Common Stock

27      Selected Financial Data

28      Consolidated Financial Statements and Notes

50      Independent Auditors' Report

51      Corporate Information

LETTER TO SHAREHOLDERS


Dear Shareholders and Friends:

      The past year was one of significant challenges and change for our organization. Downingtown National Bank met the challenges and set the course for its future. We grew loans, repositioned the balance sheet, broadened our product line, invested in key people, revised our organizational structure and made significant and positive changes to the Board of Directors.

      New loan volume amounted to nearly $70 million last year. This origination activity in a very competitive marketplace represents a record for the Bank and is an important step forward. Commercial loan growth of 15%, which includes a significant increase in the equipment leasing portfolio, was a major contributor to this success, and it reflects the business development efforts of a dedicated team of experienced loan officers.

      New consumer loan volume was also significant, especially during the second half of the year when we promoted an attractively priced home equity product. Further enhancements and revisions to this product line have already shown encouraging results for 2004. Management is currently in the process of expanding its lending and support staff to facilitate loan growth, which is a key element in our Strategic Plan.

      DNB Financial Services had its best year ever in 2003. Strong referrals from the branch network, coupled with the hard work of our professional investment representatives and our new partnership with UVEST, deserve most of the credit. Gross revenues more than doubled from the prior year. Our plans to license more staff in the branches for securities and insurance sales in 2004 will help us continue this positive trend.

      Recognizing a need for change that would bring new ideas, new energy, and new leadership to the Bank, we made two key additions to our Senior Management team during the year. In April, William J. Hieb was hired as Executive Vice President and Chief Operating Officer. In September, Richard M. Wright joined the Bank as Senior Vice President of Retail Banking. In addition to these two important changes, other experienced staff were added to increase our depth of talent.

      The  change  began  after  last  year's  shareholders'  meeting  when  Eli
Silberman and James J. Koegel were elected to the Board. At the Board's reorganization meeting, William S. Latoff was elected Chairman of the Board. Besides being extremely successful businessmen, these individuals are very active and well known throughout the community, and they have already proven to be tremendous assets for the Bank.

      A significant reorganization was undertaken in the Retail Bank during the fourth quarter in order to separate our retail and small business development activities from our customer service responsibilities. In addition, we started a process of "putting the right people in the right jobs". Our staff continue to receive significant training and support as they work to meet their established performance goals. A new position, Personal Banker, was developed to provide our top customers with dedicated bankers, who will be able to discuss a broad array of banking as well as investment and insurance solutions to help meet specific needs. "Helping our customers succeed" remains a key focus of everything we are trying to do.

      In an effort to restructure the balance sheet to allow us to move forward in a positive direction, the sale of certain securities was undertaken in the third quarter. In addition, we recognized increased pension expense, and we are taking steps to make our retirement benefits more cost-effective going forward. While these actions resulted in a loss for the quarter, it removed a drag on earnings that would have otherwise continued for some time. The Bank is continuing to implement a comprehensive plan to reposition its balance sheet and to improve core earnings.

      A comprehensive Strategic Plan was recently completed that clearly identifies key initiatives necessary to improve the Bank's financial performance and to increase shareholder value over the next five years. One important element of this plan includes a new name for the Bank as part of an image and branding strategy. Over the next several months, we will be unveiling our new name, DNB First, with an aggressive marketing campaign. Communication of this new name will allow us to promote ourselves more successfully outside of our traditional market area. Our 144-year history of service to the community, the completeness of our product line and our technical expertise will be an important part of our message.

      We are committed to improving shareholder value and "helping our customers succeed". We are excited about the changes taking place at the Bank and about our prospects for the future. On behalf of our directors, officers and valued employees, we thank you for your continued loyalty and support.


Sincerely,

/s/ William S. Latoff                           /s/ Henry F. Thorne
William S. Latoff                               Henry F. Thorne
Chairman of the Board                           President and CEO

Management's Discussion and Analysis
of Financial Condition and Results of Operations


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

      In management's opinion, the most critical accounting policies and estimates impacting DNB's consolidated financial statements are listed below. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. For a complete discussion of DNB's significant accounting policies, see the footnotes to the Consolidated Financial Statements and discussion throughout this financial review document.

      1. Determination of the allowance for loan losses. Loan loss allowance policies involve significant judgments and assumptions by management which may have a material impact on the carrying value of net loans and, potentially, on the net income recognized by DNB from period to period. For a description of DNB's accounting policies in connection with its allowance for loan losses, see, "Allowance for Loan Losses," in Management's Discussion and Analysis.

      2. Realization of deferred income tax items. Estimates of deferred tax assets and deferred tax liabilities make up the asset category titled "net deferred taxes". These estimates involve significant judgments and assumptions by management, which may have a material impact on the carrying value of net deferred tax assets for financial reporting purposes. For a more detailed description of these items, see Footnote 11 (Federal Income Taxes) to DNB's audited consolidated financial statements for the fiscal year ended December 31, 2003.

                              Introductory Overview

      DNB Financial Corporation is a bank holding company whose bank subsidiary, Downingtown National Bank, is a nationally chartered commercial bank with trust powers, and a member of the FDIC. DNB provides a broad range of banking services to individual and corporate customers through its nine full service community offices located throughout Chester County, Pennsylvania. DNB is a community bank that focuses its lending and other services on businesses and consumers in the local market area. DNB funds all these activities with retail and business deposits and borrowings. Through its DNB Advisors division, Downingtown National Bank provides wealth management and trust services to individuals and businesses. The Bank and its subsidiary, DNB Financial Services, Inc., make available certain non-depository products and services, such as securities brokerage, mutual funds, life insurance and annuities.

      DNB has embarked on a strategy called "Helping Our Customers Succeed". The key goal of this strategy is to become the "Bank of Choice" in Chester County by delivering consistent, high quality customer service to businesses and individuals. We focus our efforts on assisting our customers in ways that will help them become successful. To that end, DNB continues to make appropriate investments in all areas of our business, including people, technology, facilities and marketing.

Income Recognition and Cash Flows

      DNB earns revenues and generates cash flows by lending funds to commercial and consumer customers in its marketplace. DNB generates its largest source of interest income through its lending function. Secondary sources of interest income are DNB's investment portfolio and Federal funds sold, which provide liquidity and cash flows for future lending needs.

      In addition to interest earned on loans and investments, DNB earns revenues from fees it charges customers for non-lending services. These services include wealth management and trust services; brokerage and investment services; cash management services; banking and ATM services; as well as safekeeping and other depository services.

DNB's Principal Products and Services

   Loans and Lending Services

      DNB's primary source of earnings and cash flows is derived from its lending function and seventy-five percent of DNB's loan portfolio relates to commercial, commercial mortgage and commercial construction loan

Management's Discussion and Analysis

products. DNB focuses on providing these products to small to mid-size businesses throughout Chester County. In keeping with DNB's goal to match customer business initiatives with products designed to meet their needs, DNB offers a wide variety of fixed and variable rate loans that are priced competitively. DNB serves this market by providing funds for the purchase of business property or ventures, working capital lines, lease financing for equipment and for a variety of other purposes. Overall, net loan growth in the commercial mortgage and commercial loan portfolios amounted to $19.3 million or 14.5% in 2003.

      As a community bank, DNB also serves consumers by providing home equity and home mortgages, as well as term loans for the purchase of consumer goods. During the current low interest rate environment, there has been a high demand for consumer home equity loan products. DNB has successfully met this demand with a variety of fixed and variable rate home equity loans and lines, secured by first or second liens on the borrowers' primary residence. At December 31, 2003, consumer loans totaled $35.5 million, up 24% from 2002.

      In addition to providing funds to customers, DNB also provides a variety of services to its commercial customers. These services, such as cash management, internet banking, letters of credit and other lending products, are designed to meet our customer needs and help them become successful. DNB provides these services to assist its customers in obtaining financing, securing business opportunities, providing access to new resources and managing cash flows.


   Deposit Products and Services

      DNB's primary source of funds is derived from customer deposits, which are typically generated by DNB's nine branch offices. DNB's deposit base, while highly concentrated in Central Chester County, extends to southern Chester County and into parts of Delaware and Lancaster Counties. In addition, a growing amount of new deposits are being generated through the internet or as a part of comprehensive loan or wealth management relationships.

      The majority of DNB's deposit mix consists of low costing core deposits, (demand, NOW and savings accounts). The remaining deposits are comprised of rate-sensitive money market and time products. DNB offers tiered money market accounts, designed to attract high dollar, less volatile funds. Certificates of deposit and IRAs are traditionally offered with interest rates commensurate with their terms. In the current rate environment, customer preferences for short-term certificates have reduced the weighted average certificate maturity to 11 months at December 31, 2003.

Material Challenges, Risks and Opportunities

   Interest Rate Risk Management

      Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. DNB considers interest rate risk a predominant risk in terms of its potential impact on earnings. Interest rate risk can occur for any one or more of the following reasons: (a) assets and liabilities may mature or reprice at different times; (b) short-term or long-term market rates may change by different amounts; or (c) the remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change. One of the most critical challenges DNB faced during the past few years has been the impact of historically low interest rates. As noted in the table below, the Prime rate and Federal funds sold rate have dropped from 9.0% and 6.0% in 2000, to 4% and 1% in 2003, respectively. Consequently, DNB has experienced margin compression, slow loan growth and significant cash flows from assets backed by residential loans. This environment, as well as the market's outlook for a stronger economy and higher long-term interest rates, were critical factors in management's decision to reposition a portion of its investment portfolio to improve earnings in the third and fourth quarters of 2003. As a result, DNB reduced the size of its investment portfolio by $29.9 million or 14.7% and used the proceeds to pay off $26.0 million of short-term borrowings and fund loan growth.


                                December 31
                     -------------------------------------
                      2003     2002    2001     2000
----------------------------------------------------------

Prime                 4.00%    4.25%   4.75%    9.00%
Federal funds sold    1.00     1.25    1.75     6.00
6 month Treasury      1.00     1.21    1.80     5.06
----------------------------------------------------------


      In the third quarter of 2003, management and the Board of Directors of DNB reviewed recent declines in DNB's net interest margin and return on average assets, and in that connection evaluated DNB's funds management practices to assess the quantity and quality of risk management over interest rate risk and liquidity risk. Based on their review, they determined that the decline in DNB's net interest margin and the relatively high level of interest rate risk resulted from a number of factors. Those factors included the following: slow loan growth; a dependency on investment portfolio income and a reliance on wholesale borrowings to fund investments; and high levels of cash flow coming from mortgage related products during a historically low interest rate environment. Management and the Board of Directors decided to take the follow-

Management's Discussion and Analysis


ing actions to address the decline in net interest income: improve DNB's Strategic Plan and related controls to address the net income contribution of the loan portfolio; complete a review of DNB's Liquidity Policy, as well as its Asset/Liability Management Policy and revise them where necessary; restructure the investment portfolio to mitigate risks of future prepayments; increase monitoring and assessment of leverage strategies; make greater use of available outside resources for monitoring and managing interest rate risk and asset/liability risks; evaluate asset/liability policies to determine that risk limits are appropriate; and provide for independent periodic evaluation of information and methods used in asset/liability and interest rate risk management.

      During the first quarter of 2004, DNB's Board of Directors and management team completed a 5-Year Strategic Plan and devised plans and tactics to increase loan growth, reduce the size of the investment portfolio, as well as lessen DNB's reliance on wholesale borrowings. DNB's Interest Rate Risk Management procedures and ALCO Policies were reviewed and revised to improve controls and mitigate asset/liability risks. In addition, DNB had an independent evaluation of its ALCO model and assumptions performed during the fourth quarter of 2003.


   Liquidity and Market Risk Management

      The objective of DNB's asset/liability management function is to maintain consistent growth in net interest income within DNB's policy limits. This objective is accomplished through the management of liquidity and interest rate risk, as well as customer offerings of various loan and deposit products. DNB maintains adequate liquidity to meet daily funding requirements, anticipated deposit withdrawals, or asset opportunities in a timely manner. Liquidity is also necessary to meet obligations during unusual, extraordinary and adverse operating circumstances, while avoiding a significant loss or cost. DNB's foundation for liquidity is a stable deposit base as well as a marketable investment portfolio that provides cash flow through regular maturities or that can be used for collateral to secure funding in an emergency. As part of its liquidity management, DNB maintains assets which comprise its primary liquidity (Federal funds sold, investments and interest-bearing cash balances, less pledged securities) which totaled $129.8 million and $146.7 million as of December 31, 2003 and 2002. DNB's primary liquidity ratio (primary liquidity as a percent of assets) was 32% and 38% for the same respective dates.


   Credit Risk Management

      DNB defines credit risk as the risk of default by a customer or a counterparty. The objective of DNB's credit risk management strategy is to quantify and manage credit risk on an aggregate portfolio basis as well as to limit the risk of loss resulting from an individual customer default. Credit risk is managed through a combination of underwriting, documentation and collection standards. DNB's credit risk management strategy calls for regular credit examinations and quarterly management reviews of large credit exposures and credits experiencing credit quality deterioration. DNB's Loan Review procedures provide objective assessments of the quality of underwriting, documentation, risk grading and charge-off procedures, as well as an assessment of the ALLL reserve analysis process.


   Competition

      In addition to the challenges related to the interest rate environment, community banks in Chester County have been experiencing increased competition from large regional and international banks entering DNB's marketplace through mergers and acquisitions. Competition for loans and deposits has negatively affected DNB's net interest margin. To compensate for the increased competition, DNB, along with other area community banks, has aggressively sought and marketed customers who have been disenfranchised by these mergers. To attract these customers, DNB has introduced new deposit products, such as "Platinum Savings" and "Money Market IRAs." In addition, DNB has introduced Market Managers and Personal Bankers to serve the special banking needs of its clients.


   Material Trends and Uncertainties

      The industry is experiencing an on-going and widespread trend of consolidation in response to shrinking margins, as well as competitive and economic challenges. In an effort to broaden market share by capitalizing on operational efficiencies, larger institutions have been acquiring smaller regional and community banks and thrifts. Chester County has witnessed many recent mergers due to attractive demographics, commercial expansion and other growth indicators. As a result of these factors, the operating environment is very competitive as Chester County hosts over 40 banks, thrifts and credit unions. In addition, brokerage firms, mutual fund companies and boutique investment firms are prevalent, given the county's attractive demographics. This intense competition continually puts pressures on DNB's margins and operating results as competitors offer a full range of loan, deposit and investment products and services. In addi-

Management's Discussion and Analysis


tion, many of these competitors are much larger than DNB and consistently outspend the Bank in marketing to attract new customers and buy market share. DNB anticipates these pressures will continue to adversely affect operating results.

Recent Developments

   Recent Economic Developments

      National and local market indicators are showing signs that the economy, which slipped into a recession in late 2001, may slowly be improving. Overall, wages and prices of finished goods and services are stable and retail spending is up year-over-year. Layoffs are slowing and there is a strong demand for temporary workers. Manufacturing activity has picked up, and there has been strong residential real estate activity, however commercial real estate markets have been weak. The banking sector reports that overall lending activity has slowed, particularly in commercial markets, with lackluster leasing activity and declining rents. In the Philadelphia region, the outlook for 2004 is for continued, steady residential sales, with commercial markets improving as manufacturing activity increases.


   Recent Regulatory Developments

      As a National Bank and a publicly traded corporation, DNB has a wide-range of regulatory supervision. Over the past few years the regulatory environment has significantly changed, as bank regulators act to monitor economic pressures while the Federal government acts to monitor corporate activities. Bank regulators have increased their scrutiny of asset/liability management, underwriting and capital policies, while Federal regulators have increased their scrutiny on employee compensation arrangements, stock activity, and insider transactions. To help monitor insider transactions and other areas of concern, Congress enacted the Sarbanes-Oxley Act of 2002, which requires members of the Board of Directors to be more knowledgeable and involved with the Bank, imposes more stringent corporate governance standards on publicly held companies, and prompts more transparent disclosure to investors. Fundamentally, the Sarbanes-Oxley Act of 2002 requires more ownership of, and accountability for, financial information by the Board and oversight committees. It also requires increased documentation reporting and review by management in all areas of the Bank and the Corporation.


   Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of this statement on January 1, 2003 had no material impact on DNB's financial condition, equity, results of operations or disclosures for the year ended December 31, 2003.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This is an interpretation of FASB Nos. 5, 57, and 107, and rescinds FASB Interpretation No. 34. The Interpretation elaborates on the disclosures a guarantor is required to make in both its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's year-end. Accounting for guarantees issued prior to the date of this Interpretation's initial application will not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The adoption of Interpretation No. 45 on January 1, 2003 had no material impact on DNB's financial condition, equity or results of operations for the year ended December 31, 2003.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"). This statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2002, except for financial reports containing condensed financial statements for interim periods for which disclosure is effective for periods beginning after December 15, 2002. This Statement announces that "in the near future, the Financial Accounting Standards Board plans to consider whether it should propose changes to the U.S. standards on

Management's Discussion and Analysis


accounting for stock-based compensation". There was no impact of this statement on DNB's financial condition, equity or results of operations for the year ended December 31, 2003. DNB has complied with the annual disclosure requirements of this statement. It is expected that SFAS No. 148 will require the expensing of all stock-based compensation at some point in the future.

       In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities ("SFAS No. 149"). This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The statement is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption on April 1, 2003 of the components of this statement which address SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 did not have a material impact on the DNB's consolidated financial position and results of operations for the year ended December 31, 2003. The adoption of the remaining components of SFAS No. 149 on June 15, 2003 also had no material impact on DNB's financial condition, equity or results of operations for the year ended December 31, 2003.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement on July 1, 2003 had no material impact on DNB's financial condition, equity or results of operations for the year ended December 31, 2003.

      In December 2003, the FASB issued Revised SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits ("SFAS No. 132"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003, except for disclosure of estimated future benefit payments, which become effective for fiscal years ending after June 15, 2004. DNB has complied with the annual disclosure requirements of this statement.

      In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("VIE"), which was issued in January 2003. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of FIN 46R resulted in the deconsolidation of DNB Capital Trust I.

      In December 2003, the Emerging Issues Task Force issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The EITF addresses disclosure requirements regarding information about temporarily impaired investments. The requirements are effective for fiscal years ending after

Management's Discussion and Analysis


December 15, 2003 for all entities that have debt or marketable equity securities with market values below carrying values. The requirements apply to investments in debt and marketable equity securities that are accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The requirements apply only to annual financial statements. As of December 31, 2003, DNB has included the required disclosures in their financial statements.

Recent Internal Developments Affecting DNB

   Investment in Key Management Positions

      As part of DNB's continuing assessment of strategic goals and operating objectives, two key additions were made by DNB's management team in 2003. William J. Hieb joined DNB as Executive Vice President and Chief Operating Officer in April. Richard M. Wright joined DNB in September to head up the Bank's retail network. In addition to these two important changes, management is in the process of expanding its lending and support staff to facilitate loan growth as part of its balance sheet restructuring plan. DNB believes that these changes will be integral to achieving its long-term strategic goals.


   Reorganization of DNB's Retail Bank

      In order to support the Bank's 5-year strategic plan which calls for strong growth in deposits, loans and fee income, DNB began an initiative that separates the business development responsibilities from the customer service activities of each branch. This change allows newly appointed Market Managers to focus on business development efforts without having to spend time on administrative and support activities in the branches. These changes will strengthen DNB's ability to service and cross-sell existing customers in a more efficient and effective fashion.

Overview of Financial Condition - Major Changes and Trends

      As of December 31, 2003, DNB had consolidated assets of $409 million and a Tier I/Leverage Capital Ratio of 7.23%. Loans comprise 53% of earning assets, while investments and federal funds sold constitute the remainder. DNB has improving credit quality and a strong loan loss reserve. Past due and non-accrual loans are satisfactory with minimal loan losses. DNB's liabilities are comprised of a high level of core deposits with a low cost of funds in addition to a high level of borrowings with commensurate high costs. During the last few years, significant margin compression contributed to lower levels of earnings.

      During the second half of 2003, management announced that it had developed a comprehensive plan designed to reposition its balance sheet and improve core earnings. As part of the plan, management announced its intentions to substantially reduce the size of its investment portfolio and expand its loan portfolio through new originations, increased loan participations, as well as strategic loan and lease receivable purchases. Management also intends to reduce the absolute level of borrowings with cash flows from existing loans and investments as well as from new core deposit growth.

      DNB made significant strides to reposition its balance sheet during the fourth quarter as loans grew $14.4 million or 7.6%. The majority of the growth was in the commercial loan and commercial mortgage portfolios, which grew a combined $12.5 million or 9.0%. DNB also continued to promote its consumer loans which grew by $3.2 million or 9.9%. DNB reduced the size of its investment portfolio by $29.9 million or 14.7% to fund loan growth and pay off $26.0 million of short-term borrowings. These changes in the balance sheet contributed to a $172,000 or 5.8% quarter-over-quarter increase in net interest income.

      DNB's financial objectives are focused on earnings per diluted share growth and return on average equity. In order to achieve its financial objectives, DNB recently completed a 5-Year Strategic Plan and has defined the following strategies:

      o  Grow loans and diversify the mix

      o  Reduce the size of the investment portfolio

      o  Reduce long-term borrowings

      o  Enhance the branch network and alternative delivery options

      o  Focus on profitable customer segments

      o  Grow and diversify non-interest income

      Management's strategies are designed to direct DNB's tactical investment decisions and support financial objectives. DNB's most significant revenue source continues to be net interest income, defined as total interest income less interest expense, which in 2003 accounted for approximately 82% of our total revenue. To produce net interest income and consistent earnings growth over the long-term, DNB must generate loan and deposit growth at acceptable economic spreads within its market area. To generate and grow loans and deposits, DNB must focus on a number of areas including, but not limited to, the economy, branch expansion, sales practices, customer satisfaction and

Management's Discussion and Analysis


retention, competition, customer behavior, technology, product innovation and credit performance of its customers.

      Management has made a concerted effort to improve the measurement and tracking of business lines and overall corporate performance levels. Improved information systems has increased DNB's ability to track key indicators and enhance corporate performance levels. Better measurement against goals and objectives and increased accountability will be integral in attaining desired loan, deposit and fee income production.

                              Results of Operations

Summary of Performance

      For the year ended December 31, 2003, DNB reported net income of $1.4 million or $0.72 per share on a diluted basis. This represents a $1.3 million decrease from $2.7 million or $1.40 per diluted share in 2002. For the year ended December 31, 2001, net income was $2.7 million or $1.37 per share. The decline in the 2003 annual results was due to the continued pressure on DNB's margin, precipitated by the historically low interest rate environment. The margin was negatively impacted by $63 million of longer term, higher rate borrowings that could not be prepaid. Annual results were also significantly impacted by the investment portfolio restructuring, which caused net losses on sales of investment securities of $362,000 in 2003, compared to net gains on sales of securities of $165,000 in 2002.

      DNB's net interest income decreased $595,000 or 4.9% to $11.5 million in 2003, compared to $12.1 million in 2002. Net interest income was $11.3 million in 2001. The decrease in 2003 was largely rate driven as the yield on earning assets dropped to a greater degree than the composite cost of funds in this low interest rate environment. Total interest income was $18.9 million for the year ended December 31, 2003, down $2.6 million and $5.5 million from $21.5 million and $24.4 million in 2002 and 2001, respectively. Income from total investment securities was $5.7 million in 2003, compared to $7.2 million in 2002 and $8.6 million in 2001. Total loan and lease income was $13.1 million for the year ended December 31, 2003, down $1.1 million and $2.2 million from 2002 and 2001, respectively. Total loans and leases decreased a modest $2.1 million on average during 2003, as unprecedented home mortgage refinancings out-paced significant commercial and consumer loan growth.

      Total interest expense was $7.4 million for the year ended December 31, 2003, down $2.0 million and $5.7 million from $9.4 million and $13.1 million in 2002 and 2001, respectively. The largest component of interest expense in 2003 related to interest paid on FHLB advances. Total interest expense on these advances was $3.8 million in 2003, up $261,000 and $764,000 from $3.6 million and $3.1 million in 2002 and 2001. The increase in 2003 was due primarily to a $20.6 million average balance increase in FHLB advances that was needed to meet funding demands throughout 2003. Interest expense on time deposits dropped significantly during 2003 as a result of the decline in interest rates and a $13.4 million decline in the average balance of time deposits. Total interest expense on time deposits was $2.2 million in 2003, down $1.4 million and $3.9 million from $3.6 million and $6.1 million in 2002 and 2001. Interest expense from savings deposits was $1.0 million in 2003, down $800,000 and $2.6 million from $1.8 million and $3.6 million in 2002 and 2001. A significant source of DNB's funding presently comes from fixed rate borrowings, which comprise $83.0 million of DNB's total $383.6 million in liabilities at December 31, 2003. Consequently, until either DNB can reduce its reliance on fixed rate borrowings or interest rates rise, DNB's composite interest cost will continue to negatively impact its net interest margin.

      Non-interest income was $2.5 million for the year ended December 31, 2003. Non-interest income for 2002 and 2001 was $2.6 million and $2.3 million, respectively. The $105,000 or 4.0% decline in 2003, as compared to 2002, was due to net losses incurred on the sales of investment securities, partially offset by higher levels of fees from bank service charges, a one-time taxable dividend received from the issuer of a BOLI policy and income from DNB's Wealth Management Group.

      Non-interest expense was $12.6 million for the year ended December 31, 2003. This represented a $1.4 million or 12% increase over the $11.3 million expended in 2002. Non-interest expense was $9.9 million in 2001. The most significant increase occurred in salaries and employee benefits which increased $882,000 or 14.7% year over year. The increase in this category is due largely to the recognition of $368,000 of pension expense for DNB's defined benefit retirement plan as well as increased expenses for hospitalization and medical costs as a result of higher premiums, more claims and a higher level of full-time employees in 2003, compared to 2002. The increase in this category in 2002 also reflects an increase in the number of full-time equivalent employees, due to the creation of new positions associated with staffing a new full service community office in Exton, PA during the third quar-

Management's Discussion and Analysis


ter of 2001, the establishment of a Leasing Department during the second half of 2001, as well as expansion of the Commercial Lending Department and DNB Advisors. Furniture & equipment expense increased $197,000 or 15.1%, due to higher levels of depreciation and maintenance of equipment placed into service during the latter part of 2002 and throughout 2003. In addition, DNB Advisors Group converted to a new service bureau in 2003, incurring one-time conversion costs. Furniture & equipment expense increased $235,000 or 22.0% in 2002 compared to 2001, due to the added costs incurred for the new office as well as higher costs for repairs and maintenance of all facilities. Marketing expense declined $130,000 or 29.9% due to lower levels of product advertising. Professional and consulting expense increased $131,000 or 19.0% due to increased legal expenses relating to securities matters, Sarbanes-Oxley compliance and services for strategic planning, technology, human resources and branch training. Other expenses increased $231,000 or 13.6%, reflecting higher levels of credit and satisfaction fees, postage, PA shares tax and other charge-offs. Other expenses increased $178,000 or 11.7% in 2002 compared to 2001, reflecting higher levels of expenditures for telephone, insurance, credit bureau, and other less significant items.

Net Interest Income

      DNB's earnings performance is primarily dependent upon its level of net interest income, which is the excess of interest revenue over interest expense. Interest revenue includes interest earned on loans (net of interest reversals on non-performing loans), investments and Federal funds sold, as well as net loan fee amortization and dividend income. Interest expense includes the interest cost for deposits, FHLB advances, Federal funds purchased and other borrowings.

      During 2003, net interest income decreased $535,000 or 4.3% on a tax equivalent basis, to $11.9 million, from $12.4 million in 2002. As shown in the Rate/Volume Analysis on page 11, the decrease in net interest income during 2003 was largely attributable to rate changes, as the yield on earning assets dropped to a greater degree than the composite cost of funds. The tax equivalent yield on earning assets was 5.1% in 2003 compared to 6.2% in 2002. This decline in yield negatively impacted interest income by $3.5 million. The most notable decrease in interest income occurred in the taxable investment portfolio, where cashflows from maturities and paydowns on mortgage-backed securities and CMOs were reinvested at rates 155 basis points lower than in 2002. Partially offsetting the decline in interest income, lower rates on interest-bearing liabilities benefited net interest income by $2.5 million. Rates on time and savings deposits dropped 114 and 58 basis points, respectively, from 2002. In addition, to fund loan growth and meet liquidity demands, DNB borrowed $20.6 million of short-term funds on average which reduced its non-deposit funding cost 117 basis points to 4.6% in 2003 from 5.77% in 2002. In total, the net impact from changes in rates amounted to a $1.0 million decrease in net interest income. Partially offsetting this negative impact, volume changes in interest-sensitive assets and liabilities contributed to a $476,000 positive income variance. Total average interest-earning assets rose $23.6 million to $377.3 million for 2003, compared to $353.8 million in 2002. Taxable investment securities increased $21.3 million on average during 2003, and tax free and tax preferred securities increased a combined $8.6 million on average, contributing to a $926,000 increase in interest income. Total average interest-bearing liabilities increased $15.2 million as a result of a $20.6 million increase in FHLB advances and a $6.0 million decline in interest-bearing deposits. Time deposits decreased $13.4 million on average, while savings deposits and Federal funds purchased increased a combined $8.0 million. As a result of these volume changes, interest expense increased $450,000 in 2003 over 2002.

      During 2002, net interest income increased $718,000 or 6.1% on a tax equivalent basis, to $12.4 million, from $11.7 million in 2001. The increase in net interest income during 2002 was largely attributable to rate changes, as interest-bearing deposits repriced more quickly than interest-earning assets. The effects of these rate changes added $524,000 to net interest income. Volume changes benefited net interest income by $194,000. Average taxable and tax-preferred investment securities grew by $17.5 million and $1.6 million, respectively, contributing to the favorable volume variance. This benefit was partially offset by average balance decreases in the loan and tax-free security portfolios of $3.7 million and $3.5 million, respectively. In addition, average Federal funds sold decreased $2.1 million. The net impact from higher volumes of earning assets amounted to an increase of $289,000 in interest income. Average borrowings increased a total of $13.3 million (FHLB advances, trust preferred securities and Federal funds purchased). Average NOW, money market and savings accounts increased a total of $10.3 million. These increases were partially offset by average balance decreases in time deposits of $17.7 million. The net impact on earnings of higher volumes of interest-bearing liabilities amounted to $95,000.

      The Rate/Volume table on page 11 details, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have

Management's Discussion and Analysis


affected interest income and expense during 2003 and 2002 (tax-exempt yields and yields on agency-preferred stock that have a 70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate). For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in rate (change in rate multiplied by old volume) and (ii) changes in volume (change in volume multiplied by old rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

      The first table on page 12 provides, for the periods indicated, information regarding: (i) DNB's average balance sheet; (ii) the total dollar amounts of interest income from interest-earning assets and the resulting average yields (tax-exempt yields and yields on agency preferred stock that have a 70% dividend received deduction ("DRD") have been adjusted to a tax equivalent basis using a 34% tax rate); (iii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iv) net interest income; (v) net interest rate spread; and (vi) net interest margin. Average balances were calculated based on daily balances. Nonaccrual loan balances are included in total loans. Loan fees and costs are included in interest on total loans.

Net Interest Margin

      DNB's net interest margin is the ratio of net interest income to average interest-earning assets. Unlike the interest rate spread, which measures the difference between earning assets and interest paying liabilities, the net interest margin measures that spread plus the effect of net free funding sources. This is a more meaningful measure of profitability because a bank can have a narrow spread but a high level of equity and non-interest-bearing deposits, resulting in a good net interest margin. As illustrated in the first table on page 12, DNB's net interest margin has declined from 3.4% in 2001 to 3.13% in 2003. The decrease is almost solely attributable to the declining interest rate environment, with the yield on earning assets and cost of funds dropping 208 and 202 basis points, respectively. DNB manages its net interest margin by monitoring the levels, types and terms of its interest rate-sensitive assets and liabilities through its Loan and Asset/Liability committees.


Rate / Volume Analysis
(Dollars in thousands)                                      2003 Versus 2002                    2002 Versus 2001
                                                    ------------------------------------------------------------------
                                                             Change Due To                        Change Due To
                                                      Rate      Volume     Total           Rate      Volume     Total
----------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans and leases                                    $  (912)     $(159)   $(1,071)      $   (819)     $(290)   $(1,109)
Investment securities:
     Taxable                                         (2,082)       570     (1,512)        (2,101)       783     (1,318)
     Tax-exempt                                         (54)       445        391             (8)      (235)      (243)
     Tax-preferred DRD                                 (391)       128       (263)           (88)       107         19
Federal funds sold                                      (30)       (58)       (88)          (234)       (76)      (310)
----------------------------------------------------------------------------------------------------------------------
Total                                                (3,469)       926     (2,543)        (3,250)       289     (2,961)
======================================================================================================================
Interest-bearing liabilities:
Time deposits                                          (855)        53       (802)        (1,601)      (866)    (2,467)
NOW, money market and savings deposits                 (969)      (468)    (1,437)        (1,987)       149     (1,838)
FHLB advances                                          (594)       855        261           (100)       603        503
Federal funds purchased                                  (3)        10          7             (3)         6          3
Other borrowings                                        (37)        --        (37)           (83)       203        120
----------------------------------------------------------------------------------------------------------------------
Total                                                (2,458)       450     (2,008)        (3,774)        95     (3,679)
======================================================================================================================
Net interest income                                 $(1,011)     $ 476    $  (535)      $    524      $ 194    $   718
======================================================================================================================

Management's Discussion and Analysis


Average Balances, Rates, and Interest Income and Expense
(Dollars in thousands)                                             Year Ended December 31
                              -------------------------------------------------------------------------------------------
                                          2003                             2002                            2001
                              -------------------------------------------------------------------------------------------
                               Average              Yield/     Average            Yield/        Average            Yield/
                               Balance   Interest    Rate      Balance   Interest  Rate         Balance  Interest   Rate
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:
   Taxable                    $159,477   $ 4,718    2.96%     $138,189   $ 6,230    4.51%     $121,241   $ 7,548     6.23%
   Tax-exempt                   14,696       863    5.87         6,943       472    6.80        10,392       715     6.88
   Tax-preferred DRD            13,499       567    4.20        12,604       831    6.59        11,026       812     7.36
--------------------------------------------------------------------------------------------------------------------------
Total securities               187,672     6,148    3.28       157,736     7,533    4.78       142,659     9,075     6.36
Federal funds sold               4,012        48    1.20         8,289       136    1.64        10,366       446     4.30
Total loans                    185,659    13,124    7.07       187,779    14,195    7.56       191,456    15,304     7.99
--------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets  377,343    19,320    5.13       353,804    21,864    6.18       344,481    24,825     7.21
Non-interest-earning assets     22,012                          24,995                          22,794
--------------------------------------------------------------------------------------------------------------------------
Total assets                  $399,355                        $378,799                        $367,275
==========================================================================================================================
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Savings deposits           $155,562   $ 1,001    0.64%     $148,165   $ 1,803    1.22%     $137,869   $ 3,641     2.64%
   Time deposits                80,916     2,201    2.72        94,323     3,639    3.86       112,015     6,106     5.45
--------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  deposits                     236,478     3,202    1.35       242,488     5,442    2.24       249,884     9,747     3.90
Federal funds purchased            913        14    1.53           358         7    1.96           131         4     3.05
FHLB advances                   83,648     3,842    4.59        63,008     3,581    5.68        52,644     3,078     5.85
Other borrowings                 5,724       363    6.35         5,731       400    6.98         3,002       280     9.33
--------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                  326,763     7,421    2.27       311,585     9,430    3.03       305,661    13,109     4.29
Demand deposits                 45,762                          40,254                          35,255
Other liabilities                1,214                           1,361                           1,544
Stockholders' equity            25,616                          25,599                          24,815
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity       $399,355                        $378,799                        $367,275
==========================================================================================================================
Net interest income                      $11,899                         $12,434                         $11,716
==========================================================================================================================
Interest rate spread                                2.86%                           3.15%                            2.92%
==========================================================================================================================
Net interest margin                                 3.13%                           3.51%                            3.40%
==========================================================================================================================


      Although DNB believes that the non-GAAP financial measures included in the Average Balance table above enhance investor's understanding of DNB's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures to GAAP is presented below.

                                                                     Year Ended December 31
                                       ------------------------------------------------------------------------------------
                                               2003                            2002                           2001
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                   Interest Yield/Rate            Interest Yield/Rate             Interest Yield/Rate
---------------------------------------------------------------------------------------------------------------------------
Securities - tax-exempt                  $   587    4.00%                $   326    4.70%                $   494     4.76%
Tax equivalent adjustments                   276                             146                             221
Securities - taxable equivalent yield        863    5.87                     472    6.80                     715     6.88
---------------------------------------------------------------------------------------------------------------------------
Securities - tax-preferred                   417    3.09                     611    4.85                     597     5.42
Tax equivalent adjustments                   150                             220                             215
Securities - taxable equivalent yield        567    4.20                     831    6.59                     812     7.36
---------------------------------------------------------------------------------------------------------------------------
Net interest income                       11,473                          12,068                          11,280
Tax equivalent adjustments                   426                             366                             436
Net interest income tax equivalent       $11,899                         $12,434                         $11,716
===========================================================================================================================
Net interest rate spread, no tax
  adjustment                                        2.74%                           3.05%                            2.79%
===========================================================================================================================
Net interest margin, no tax adjustment              3.04%                           3.41%                            3.28%
===========================================================================================================================

Management's Discussion and Analysis


Interest Rate Sensitivity Analysis

      The largest  component of DNB's total income is net interest  income,  and the majority of DNB's financial instruments are comprised of interest rate-sensitive assets and liabilities with various terms and maturities. The primary objective of management is to maximize net interest income while minimizing interest rate risk. Interest rate risk is derived from timing differences in the repricing of assets and liabilities, loan prepayments, deposit withdrawals, and differences in lending and funding rates. The Asset/Liability Committee ("ALCO") actively seeks to monitor and control the mix of interest rate-sensitive assets and interest rate-sensitive liabilities.

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

      As indicated in the Interest Rate Sensitivity Analysis table on page 14, the one year gap position at December 31, 2003 was a negative 6.7%. This is within DNB's +15% to -15% policy guideline and due largely to expected maturities or repricing of transaction accounts and FHLB advances within the one year time frame.

        Generally, a financial institution with a negative gap position will most likely experience declines in net interest income during periods of rising rates and increases in net interest income during periods of falling interest rates. The Bank's ALCO Committee believes that the current Gap position will be favorable during the next 6-9 months as the economy struggles to gain momentum. DNB has decided not to reduce the negative Gap significantly in the early months of 2004, as this could cause a reduction in earnings.

      While Gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the effect of general interest rate movements on DNB's net interest income, due to discretionary repricing of assets and liabilities, and other competitive pressures.

      ALCO continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing DNB's spread by attracting lower-costing retail deposits and in some instances, borrowing from the FHLB of Pittsburgh.

      DNB reports its callable agency, callable corporate notes and callable municipal investments ($84 million at December 31, 2003) and callable FHLB advances ($50 million at December 31, 2003) at their Option Adjusted Spread ("OAS") modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable securities and advances provides a better estimate of the option exercise date under any interest rate environment. The OAS methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments.

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

      In addition to utilizing the gap ratio for interest rate risk management, the ALCO utilizes simulation analysis, whereby the model estimates the variance in net interest income with a change in interest rates of plus or minus 300 basis points over a twelve and twenty-four month period. Given today's low interest rate environment, our simulation model measures the effect that a 75 basis point decline in rates would have on earnings, versus the 300 basis points decline used historically. Recent simulations indicate that net interest income would be within policy guidelines regardless of the direction of market rates.

Provision for Loan Losses

      To provide for known and inherent losses in the loan portfolio, DNB maintains an allowance for loan losses. There were no provisions for loan losses made during the three years ended December 31, 2003, since management determined the allowance for loan losses was adequate based on its analysis. Net loan recoveries were $13,000 in 2003, compared to net charge-offs

Management's Discussion and Analysis


of $263,000 and $108,000 in 2002 and 2001, respectively. The percentage of net recoveries (charge-offs) to total average loans was 0.1%, (0.14%) and (.06%) during the same respective periods. Another measure of the adequacy of the allowance is the coverage ratio. This ratio, which measures the allowance as a percentage of non-performing loans, was 150.5%, 117.5% and 150.0% at December 31, 2003, 2002 and 2001, respectively.

Non-Interest Income

      Non-interest income was $2.5 million in 2003, compared to $2.6 million in 2002 and $2.3 million in 2001. Non-interest income includes service charges on deposit products; fees received in connection with the sale of nondepository products and services, including fiduciary and investment advisory services offered through DNB Advisors; securities brokerage products

--------------------------------------------------------------------------------

      The  following  table sets forth  certain  information  relating  to DNB's
financial   instruments  that  are  sensitive  to  changes  in  interest  rates, categorized by expected maturity or repricing at December 31, 2003.

Interest Rate Sensitivity Analysis
(Dollars in thousands)
                                                                     December 31, 2003

                                               More Than   More Than     More Than   More Than   More Than
                                               One Year    Two Years    Three Years Four Years  Five Years
                                  Under One     Through     Through       Through     Through       and
                                    Year       Two Years  Three Years   Four Years  Five Years Non-repricing    Total
----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks
  and Federal funds sold         $  6,283      $    --     $    --       $    --     $    --    $  9,299      $ 15,582
Investments                        44,777       39,583      21,179        26,639       4,578      37,638       174,394
Commercial loans                   44,923        6,920       4,979         4,485       1,527         187        63,021
Mortgage loans                     23,874       13,152      15,443        11,612      10,964      30,030       105,075
Consumer loans                     15,617        3,976       3,795         3,314       2,287       6,468        35,457
Other assets                           --           --          --            --          --      15,484        15,484
----------------------------------------------------------------------------------------------------------------------
Total assets                     $135,474      $63,631     $45,396       $46,050     $19,356    $ 99,106      $409,013
======================================================================================================================

LIABILITIES AND EQUITY
Non-interest-bearing demand      $     --      $    --     $    --       $ 8,798     $ 8,798    $ 35,192      $ 52,788
NOW                                20,147        6,716      13,432         6,716       6,716      13,431        67,158
Money market                       43,656        5,878       5,878            --          --         --         55,412
Savings                            16,321        2,331       9,326         4,663       4,663       9,326        46,630
Certificates and IRAs less
  than $100,000                    36,977       11,820       2,692         1,898       1,649          --        55,036
Certificates and IRAs at
  or more than $100,000            11,728        2,527         557           420         179           1        15,412
----------------------------------------------------------------------------------------------------------------------

Total deposits                    128,829       29,272      31,885        22,495      22,005      57,950       292,436
Borrowings                         34,000        4,000       3,000         7,000       7,000      33,720        88,720
Other liabilities                      --           --          --            --          --       2,485         2,485
Stockholders' equity                   --           --          --            --          --      25,372        25,372
----------------------------------------------------------------------------------------------------------------------
Total liabilities and equity     $162,829      $33,272     $34,885       $29,495     $29,005    $119,527      $409,013
======================================================================================================================
Gap                              $(27,355)     $30,359     $10,511       $16,555     $(9,649)   $(20,421)
======================================================================================================================
Cumulative gap                   $(27,355)     $ 3,004     $13,515       $30,070     $20,421    $     --
======================================================================================================================
Cumulative gap to total assets     (6.69%)       0.73%       3.30%         7.35%       4.99%
======================================================================================================================

Management's Discussion and Analysis


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

      Service charges on deposit accounts increased $152,000 or 14.0% to $1.2 million in 2003 from $1.1 million in 2002 and $1.0 million in 2001. Most of the 2003 increase came from non-sufficient funds ("NSF") fees, which rose $91,000, as a result of an increase in the volume of accounts.

      Income from DNB's Wealth Management Group was $658,000 in 2003, compared to $492,000 in 2002 and $404,000 in 2001. The $166,000 or 34% increase in 2003 was primarily due to commissions on increased sales of annuity and mutual fund products sold by DNB Financial Services.

      DNB earns income on its investments in BOLI policies which DNB maintains on its Chief Executive Officer and 21 of its other officers. During 2003, income from these policies amounted to $300,000 versus $224,000 in 2002 and $194,000 in 2001. The increase during 2003 was due to a one-time taxable stock dividend of $89,000 received from the issuer of a BOLI policy.

      Net (losses) gains on investment securities totaled ($362,000) in 2003, $165,000 in 2002 and $85,000 in 2001. The losses in 2003 are the result of sales initialed in third and fourth quarters of 2003, as part of DNB's strategic initiative to restructure its balance sheet.

      Other non-interest income rose by $29,000 or 4% to $703,000 for the year ended December 31, 2003, from $674,000 in 2002, and $584,000 in 2001. Other non-interest-income consists of fees from services, such as debit cards, safe deposit box rental income and cash management fees. Cash Management fees increased $25,000 or 14.5% year over year, contributing to much of the increase in this category.

Non-Interest Expense

      Non-interest expense includes salaries & employee benefits, furniture & equipment, occupancy, professional & consulting fees as well as marketing, printing & supplies and other less significant expense items. Non-interest expenses were $12.6 million in 2003, compared to $11.3 million and $9.9 million in 2002 and 2001, respectively. The $1.4 million or 12% increase from 2002 to 2003 generally reflects the overall growth of DNB, with higher levels of expenditures in nearly all categories as detailed below.

      The most significant increase occurred in salaries & employee benefits which totaled $6.9 million in 2003, compared to $6.0 million in 2002 and $5.3 million in 2001. The $882,000 increase in salary & employee benefits expense during 2003 reflects an increased pension expense of $382,000 for DNB's defined benefit retirement plan (the defined benefit plan was frozen effective December 31, 2003) as well as increased hospitalization and medical benefits expense. In addition, DNB had more full-time equivalent employees, which included the creation of the two new senior positions, Chief Operating Officer and Senior Vice President of Retail Lending. The increase in salary & employee benefits expense in 2002 over 2001 resulted from increased staffing at the branch level, as well as additional investments in several lines of business, most notably DNB Advisors, DNB Leasing, as well as DNB's Commercial Banking Services Group.

      Furniture & equipment expense includes depreciation, rent, maintenance and miscellaneous purchases of office equipment and furniture. Furniture & equipment expense increased $197,000 or 15.1% to $1.5 million during 2003, compared to $1.3 million in 2002 and $1.1 million in 2001. The increase in 2003 is due to a $96,000 increase in equipment depreciation from assets capitalized in late 2002 and throughout 2003, most notably for a bank-wide telephone system. The remainder of the increase is due to increased costs for service and maintenance for equipment as well as a one-time service bureau conversion expense for DNB Advisors. The increase in 2002 reflects the added costs incurred for the new office as well as higher costs for repairs and maintenance of all facilities. The increase in 2001 was attributable to a partial year of depreciation on fixed asset purchases for the new Exton branch, the relocation of DNB Advisors, as well as several software upgrades.

      Occupancy expense includes office building depreciation, rent, taxes, maintenance and utilities. Occupancy expense totaled $856,000 in 2003, compared to $845,000 in 2002 and $709,000 in 2001. The increases were due to modestly higher levels of depreciation, repairs & maintenance, and utilities.

      Professional & consulting expense includes fees for legal, audit & accounting and asset/liability management services, as well as consulting fees for technology, human resources and other special projects.

Management's Discussion and Analysis


Professional & consulting expense for 2003 was $819,000, compared to $688,000 in 2002 and $715,000 in 2001. The $131,000 increase in this category during 2003 resulted from increased levels of legal expense relating to securities maters and Sarbanes-Oxley compliance, as well as increased consulting costs related to strategic planning, branch personnel training, human resources and technology.

      Marketing expense decreased $130,000 or 29.7% to $305,000 in 2003, primarily due to less product advertising. Marketing expense increased $110,000 to $435,000 for the year ended December 31, 2002, compared to $325,000 in 2001. The increase in 2002 was primarily due to increased commercial loan product and service advertising.

      Printing & supplies increased $43,000 to $325,000 in 2003. Much of the increase in 2003 was due to the write-off of obsolete inventory and higher annual report printing costs. The increase in 2002 is primarily due to expenditures to improve DNB's central filing system. Such expenses were $282,000 in 2002 and $242,000 in 2001.

      Other expenses include such items as postage, insurance, director fees, appraisal fees, telephone and other miscellaneous expenses. Other expenses increased $231,000 or 13.6% to $1.9 million in 2003. This compares to $1.7 million and $1.5 million in 2002 and 2001. The increase in other expenses for 2003 relates largely to increases in credit bureau & satisfaction fees, other charge-offs due to check fraud and a branch robbery, postage, PA shares tax and telephone expenses, which rose $62,000, $62,000, $28,000, $26,000 and $19,000 respectively. The largest increases in 2002 were expenditures for telephone, insurance and PA shares tax, which rose $41,000, $31,000 and $26,000, respectively, over the amounts expended in 2001.

Income Taxes

      Income tax (benefit) expense was $(10,000) in 2003, $728,000 in 2002 and $967,000 in 2001. DNB's effective tax rate was (0.7%), 21% and 26% for the three years, respectively. The effective tax rates for 2003, 2002 and 2001, were less than the statutory rate due to the effect of tax exempt income, DNB's ownership of BOLI policies, and tax credits recognized on a low-income housing limited partnership. The decline in the effective tax rate in 2003 is primarily a result of tax-free income being disproportionately large in comparison to a lower level of pre-tax earnings.

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

      Given the nature of the portfolio, and its generally high credit quality, management normally expects to realize all of its investment upon the maturity of such instruments, and believes that any market value decline is temporary in nature. Management determines the appropriate classification of securities at the time of purchase. Investment securities are classified as: (a) securities held to maturity ("HTM") based on management's intent and ability to hold them to maturity; (b) trading account ("TA") securities that are bought and held principally for the purpose of selling them in the near term; and (c) securities available for sale ("AFS"). DNB does not currently maintain a trading account portfolio.

      Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment assumptions, the need to increase regulatory capital or other similar requirements. DNB does not necessarily intend to sell such securities, but has classified them as AFS to provide flexibility to respond to liquidity needs.

      DNB's investment portfolio (HTM and AFS securities) totaled $174 million at December 31, 2003, up 9% from $160 million at December 31, 2002. In addition to US Government obligations and mortgage-backed securities, DNB had certain private label CMOs, all of which were rated AAA by Standard & Poor's. Included in the CMO portfolio, the following securities issued by various financial institutions, were greater than 10% of stockholders' equity as of December 31st for the years presented.

Management's Discussion and Analysis


                                                2003
                                    -------------------------------
                                       Amortized     Estimated
(Dollars in thousands)                   Cost       Fair Value
-------------------------------------------------------------------
Countrywide Alternative Loan Trust      $3,760       $3,805
===================================================================

                                                2002
                                    -------------------------------
                                       Amortized     Estimated
                                         Cost       Fair Value
-------------------------------------------------------------------
Chase                                   $3,090        $3,105
Bank of America                          2,929         2,902
===================================================================


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

      Net loans were $199.0 million at December 31, 2003, up $16.0 million or 8.7% from 2002. Commercial mortgage loans increased $5.7 million or 6.8% to $89.0 million, commercial loans increased $13.6 million or 27.5% to $63.0 million and consumer loans in-

--------------------------------------------------------------------------------


Investment Maturity Schedule, Including Weighted Average Yield
(Dollars in thousands)

                                                                        December 31, 2003
                                        ------------------------------------------------------------------------------
                                           Less than                            Over     No Stated
Held to Maturity                            1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total      Yield
----------------------------------------------------------------------------------------------------------------------
US Government agency obligations            $   --     $ 7,732     $ 2,870    $ 2,989        $--     $ 13,591     3.6%
US agency mortgage-backed securities             1       2,700       1,874      1,195         --        5,770     4.1
Collateralized mortgage obligations             --          --          --     19,400         --       19,400     3.5
State and municipal tax-exempt                  --          --       1,492      4,761         --        6,253     5.1
Equity securities                               --          --          --        545      4,783        5,328     3.1
----------------------------------------------------------------------------------------------------------------------
Total                                       $    1     $10,432     $ 6,236    $28,890    $ 4,783     $ 50,342
======================================================================================================================
Percent of portfolio                            --%         21%         12%        57%        10%         100%
======================================================================================================================
Weighted average yield                         4.1%        3.7%        4.1%       3.8%       3.1%         3.7%
======================================================================================================================

                                           Less than                            Over     No Stated
Available for Sale                          1 Year    1-5 Years  5-10 Years   10 Years   Maturity     Total      Yield
----------------------------------------------------------------------------------------------------------------------
US Treasury                                 $1,225     $    --     $    --    $    --    $    --     $  1,225     0.7%
US Government agency obligations                --       7,482      14,632         --         --       22,114     4.2
US agency mortgage-backed securities            72         513       1,715     18,163         --       20,463     2.6
Corporate bonds                                 --       5,946          --     13,556         --       19,502     3.3
Collateralized mortgage obligations             --          --       7,453     24,003         --       31,456     3.9
State and municipal tax-exempt                  --         345          --     16,207         --       16,552     6.6
Agency preferred stock                          --          --          --         --     12,150       12,150     3.7
Equity securities                               --          --          --         --        590          590     2.0
----------------------------------------------------------------------------------------------------------------------
Total                                       $1,297     $14,286     $23,800    $71,929    $12,740     $124,052
======================================================================================================================
Percent of portfolio                            1%          12%         19%        58%        10%         100%
======================================================================================================================
Weighted average yield                        0.7%         3.8%        4.0%       4.1%       3.6%         4.0%
======================================================================================================================

Management's Discussion and Analysis


creased $6.8 million or 23.5% to $35.5 million. These increases were partially offset by decreases in residential mortgage loans of $10.1 million or 38.6% to $16.1 million. The increase in the commercial and commercial mortgage portfolios continues to reflect DNB's commitment to commercial development in Chester County and northern Delaware. The decrease in the residential mortgage portfolio was the result of the low interest rate environment in 2003, which prompted many of DNB's customers to refinance their first and second mortgages.

Non-Performing Assets

      Total non-performing assets decreased $839,000 to $3.0 million at December 31, 2003, compared to $3.9 million and $3.2 million at December 31, 2002 and 2001, respectively. The decrease in 2003 was attributable to the payoff of six loans totaling $2.3 million, largely offset by one $2.0 million loan to a commercial borrower that was placed on nonaccrual in accordance with DNB's policy, as set forth below. The one loan placed on nonaccrual is a commercial real estate loan, which has an 83% loan to value ratio. As a result of the decrease in non-performing loans, the allowance to non-performing loans ratio has improved from 117.5% in 2002 to 150.5% in 2003. To a large degree, this has been the result of the favorable low interest rate environment, as many of the non-performing loans were refinanced outside of the Bank. However, DNB has a significant level of commercial and commercial real estate loans and continues to work diligently to improve asset quality and position itself for possible economic downturns by tightening underwriting standards and improving lending policies and procedures. Non-performing assets have, and will continue to have, an impact on earnings, therefore management intends to continue working aggressively to reduce the level of such assets.

      Non-performing assets are comprised of nonaccrual loans, loans delinquent over ninety days and still accruing, troubled debt restructurings ("TDRs") and other real estate owned ("OREO"). Nonaccrual loans are loans on which the accrual of interest ceases when the collection of principal or interest payments is determined to be doubtful by management. It is the policy of DNB to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more (unless the loan principal and interest are determined by management to be fully secured and in the process of collection), or earlier, if considered prudent. Interest received on such loans is applied to the principal balance, or may in some instances, be recognized as income on a cash basis. OREO includes both real estate obtained as a result of, or in lieu of, foreclosure. Any significant change in the level of non-performing assets is dependent, to a large extent, on the economic climate within DNB's market area.

      DNB's Special Assets Committee monitors the performance of the loan portfolio to identify potential problem assets on a timely basis. Committee members meet to design, implement and review asset recovery strategies which serve to maximize the recovery of each troubled asset. As of December 31, 2003, DNB had $766,000 of loans, which, although performing at that

--------------------------------------------------------------------------------


Composition of Investment Securities
(Dollars in thousands)                                                          December 31
                                                ----------------------------------------------------------------------
                                                             2003                                     2002
                                                ----------------------------------------------------------------------
                                                    Held to         Available                Held to      Available
                                                   Maturity         for Sale                Maturity      for Sale
----------------------------------------------------------------------------------------------------------------------

US Treasury                                         $    --          $  1,225                $    --       $  2,810
US Government agency obligations                     13,591            22,114                  4,497          8,097
US agency mortgage-backed securities                  5,770            20,463                 12,470         33,629
Corporate bonds                                          --            19,502                     --         39,917
Collateralized mortgage obligations                  19,400            31,456                    351         37,110
State and municipal tax-exempt                        6,253            16,552                     --          2,397
DRD agency preferred stock                               --            12,150                     --         13,405
Equity securities                                     5,328               590                  4,647             --
Other securities                                         --                --                    465             --
----------------------------------------------------------------------------------------------------------------------

Total                                               $50,342          $124,052                $22,430       $137,365
======================================================================================================================

Management's Discussion and Analysis


date, are believed to require increased supervision and review; and may, depending on the economic environment and other factors, become non-performing assets in future periods. The amount of such loans at December 31, 2002 was $1.3 million. The majority of the loans are secured by commercial real estate, with lesser amounts being secured by residential real estate, inventory and receivables.

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

      In determining the allowance, DNB utilizes a methodology which includes an
analysis  of  historical   loss  experience  for  the  commercial  real  estate,
commer-

--------------------------------------------------------------------------------


      The following table sets forth information concerning the composition of total loans outstanding, net of the allowance for loan losses, as of the dates indicated.

Total Loans Outstanding, Net of Allowance for Loan Losses

(Dollars in thousands)                                                        December 31
                                                  --------------------------------------------------------------------
                                                      2003          2002          2001          2000          1999
----------------------------------------------------------------------------------------------------------------------
Residential mortgage                                $ 16,048      $ 26,120      $ 39,298      $ 43,227      $ 39,873
Commercial mortgage                                   89,027        83,322        70,282        67,302        57,656
Commercial                                            63,021        49,436        42,081        41,000        38,734
Consumer                                              35,457        28,707        34,389        39,672        35,193
----------------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income                  203,553       187,585       186,050       191,201       171,456
Less allowance for loan losses                        (4,559)       (4,546)       (4,809)       (4,917)       (5,085)
----------------------------------------------------------------------------------------------------------------------

Net loans                                           $198,994      $183,039      $181,241      $186,284      $166,371
======================================================================================================================

      The following table sets forth information concerning the contractual maturities of the loan portfolio, net of unearned income and fees. For amortizing loans, scheduled repayments for the maturity category in which the payment is due are not reflected below, because such information is not readily available.


Loan Maturities                                                           December 31, 2003
                                               -----------------------------------------------------------------------
(Dollars in thousands)                            Less than 1 Year     1-5 Years       Over 5 Years         Total
----------------------------------------------------------------------------------------------------------------------

Real estate                                            $13,522           $37,370          $54,183          $105,075
Commercial                                              38,664            23,382              975            63,021
Consumer                                                 9,199            13,456           12,802            35,457
----------------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income                     61,385            74,208           67,960           203,553
======================================================================================================================

Loans with predetermined interest rates                 18,154            58,435           66,498           143,087
Loans with variable interest rates                      43,231            15,773            1,462            60,466
----------------------------------------------------------------------------------------------------------------------

Total loans, net of unearned income                    $61,385           $74,208          $67,960          $203,553
======================================================================================================================

Management's Discussion and Analysis


cial, residential real estate, home equity and consumer installment loan pools to determine a historical loss factor. The historical loss factors are then applied to the current portfolio balances to determine the required reserve percentage for each loan pool based on risk rating. In addition, specific allocations are established for loans where loss is probable and reasonably identifiable, based on management's judgment and an evaluation of the individual credit, which includes various factors mentioned above. The allocated portion of the reserve is then determined as a result of an analysis of the loan pools and specific allocations.

      In establishing and reviewing the allowance, emphasis has been placed on utilizing the methodology prescribed in the OCC's Handbook (which utilizes qualitative risk factors). As a result, management has taken into consideration factors and variables which may influence the risk of loss within the loan portfolio, including: (i) trends in delinquency and nonaccrual loans; (ii) changes in the nature and volume of the loan portfolio; (iii) effects of any changes in lending policies; (iv) experience, ability, and depth of management/quality of loan review; (v) national and local economic trends and conditions; (vi) concentrations of credit; and (vii) effect of external factors on estimated credit losses. The unallocated portion of the allowance is intended to provide for probable losses that are not otherwise identifiable using the qualitative risk factors such as (i) the effect of expansion into new markets or lines of business that are not as familiar as DNB's current market or business lines; (ii) the risk that the information we receive from our borrowers is inaccurate or misleading and (iii) the non-quantifiable impact that a terrorist action or threat of an action may have on a particular industry.

      The portion allocated to each category is generally not the total amount available for losses realized within such categories. The allocation of the allowance should also not be interpreted as an indication that charge-offs will occur in these amounts or proportions. The specific allocations in any particular category may prove excessive or inadequate and consequently may

--------------------------------------------------------------------------------


      The following table sets forth those assets that are: (i) placed on nonaccrual status, (ii) contractually delinquent by 90 days or more and still accruing, (iii) troubled debt restructurings other than those included in items
(i) and (ii), and (iv) OREO as a result of foreclosure or voluntary transfer to DNB.


Non-Performing Assets
(Dollars in thousands)
                                                                              December 31
                                                   -------------------------------------------------------------------
                                                       2003          2002          2001          2000         1999
----------------------------------------------------------------------------------------------------------------------
Nonaccrual loans:
     Residential mortgage                             $  165        $  285        $  224        $  137        $   --
     Commercial mortgage                               2,142         1,057           567           157           361
     Commercial                                          233         1,758         1,964           573           674
     Consumer                                             16           254           301           317           292
----------------------------------------------------------------------------------------------------------------------

Total nonaccrual loans                                 2,556         3,354         3,056         1,184         1,327
Loans 90 days past due and still accruing                472           514           155           609           694
Troubled debt restructurings                              --            --            --            40            --
----------------------------------------------------------------------------------------------------------------------

Total non-performing loans                             3,028         3,868         3,211         1,833         2,021
Other real estate owned                                   --            --            --           183            83
----------------------------------------------------------------------------------------------------------------------

Total non-performing assets                           $3,028        $3,868        $3,211        $2,016        $2,104
======================================================================================================================

Asset quality ratios:
     Non-performing loans to total loans                1.5%          2.1%          1.7%          1.0%          1.2%
     Non-performing assets to total assets              0.7           1.0           0.8           0.6           0.7
Allowance for loan losses to:
     Total loans                                        2.2           2.4           2.6           2.6           3.0
     Non-performing loans                             150.5         117.5         149.8         268.1         251.6
======================================================================================================================

Management's Discussion and Analysis


be reallocated in the future to reflect current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category. During 2002, DNB began to provide for a new and growing commercial lease portfolio and has included the amount in its commercial loan allocation. This modification, along with a modest increase in commercial charge-offs, changed our allocated commercial reserve from $1.6 million in 2001 to $2.0 million in 2002. In addition, loss factors for consumer loans increased during 2002 based on 2002 local area charge-off data, even though DNB did not experience the same level of consumer charge-offs. As a result of these portfolio allocation increases, the unallocated portion of the reserve dropped to $597,000 in 2002 from $1.4 million in 2001.

--------------------------------------------------------------------------------


      The following table sets forth the changes in DNB's allowance for loan losses for the years indicated. Real estate includes both residential and commercial real estate.

Analysis of Allowance for Loan Losses
(Dollars in thousands)                                                   Year Ended December 31
                                                    ------------------------------------------------------------------
                                                       2003          2002          2001          2000          1999
----------------------------------------------------------------------------------------------------------------------

Beginning balance                                     $4,546        $4,809        $4,917        $5,085        $5,205
Provisions                                                --            --            --            --            --
Loans charged off:
    Real estate                                          (10)           --          (209)         (138)         (171)
    Commercial                                          (302)         (221)          (66)          (65)          (35)
    Consumer                                             (14)          (89)           (9)          (21)          (10)
----------------------------------------------------------------------------------------------------------------------

Total charged off                                       (326)         (310)         (284)         (224)         (216)
----------------------------------------------------------------------------------------------------------------------

Recoveries:
    Real estate                                          111            18           132            13            21
    Commercial                                           220            18            36            33            68
    Consumer                                               8            11             8            10             7
----------------------------------------------------------------------------------------------------------------------

Total recoveries                                         339            47           176            56            96
----------------------------------------------------------------------------------------------------------------------

Ending balance                                        $4,559        $4,546        $4,809        $4,917        $5,085
======================================================================================================================

      The following table sets forth the composition of DNB's allowance for loan losses at the dates indicated.

Composition of Allowance for Loan Losses
(Dollars in thousands)
                                                                December 31
                ----------------------------------------------------------------------------------------------------------------
                         2003                 2002                 2001                2000                 1999
                ----------------------------------------------------------------------------------------------------------------
                            Percent of             Percent of            Percent of            Percent of            Percent of
                           Loan Type to           Loan Type to          Loan Type to          Loan Type to          Loan Type to
                   Amount   Total Loans    Amount  Total Loans   Amount  Total Loans   Amount  Total Loans  Amount   Total Loans
--------------------------------------------------------------------------------------------------------------------------------
Real estate         $1,495      51%       $1,598      58%       $1,685       59%       $1,449     58%      $1,272       57%
Commercial*          2,202      31         2,020      27         1,609       23         1,555     21        1,275       23
Consumer               288      18           331      15           145       18           270     21          199       20
Unallocated            574      --           597      --         1,370       --         1,643     --        2,339       --
--------------------------------------------------------------------------------------------------------------------------------

Total               $4,559     100%       $4,546     100%       $4,809      100%       $4,917    100%      $5,085      100%
================================================================================================================================

*Includes commercial construction and commercial leases

Management's Discussion and Analysis


                         Liquidity and Capital Resources

      Management maintains liquidity to meet depositors' needs for funds, to satisfy or fund loan commitments, and for other operating purposes. DNB's foundation for liquidity is a stable and loyal customer deposit base, cash and cash equivalents, and a marketable investment portfolio that provides periodic cash flow through regular maturities and amortization, or that can be used as collateral to secure funding. As part of its liquidity management, DNB maintains assets which comprise its primary liquidity totaling $129.8 million on December 31, 2003. Primary liquidity includes Federal funds sold, investments and interest-bearing cash balances, less pledged securities. DNB also anticipates scheduled payments and prepayments on its loan and mortgage-backed securities portfolios. In addition, DNB maintains borrowing arrangements with a correspondent bank, the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has additional available short-term credit of approximately $143.3 million. Management believes that DNB has adequate resources to meet its short-term and long-term funding requirements.

      As of December 31, 2003, deposits totaled $292.4 million, up $4.6 million from $287.8 million at December 31, 2002. Certificates of deposit and IRAs decreased a combined $22.8 million to $70.4 million; money markets decreased $4.0 million to $55.4 million, while savings, non-interest-bearing checking and NOW accounts increased $7.1 million, $7.7 million, and $16.8 million, respectively. There are approximately $54.7 million in certificates of deposit scheduled to mature during the twelve months ending December 31, 2004. At December 31, 2003, DNB has $18.0 million in commitments to fund commercial real estate, construction and land development loans. In addition, there are $6.8 million in unfunded home equity lines of credit and $18.6 million in other unused loan commitments. Management anticipates the majority of these commitments will be funded by means of normal cash flows.

Capital Resources

      Stockholders' equity declined to $25.4 million at December 31, 2003. Net income of $1.4 million reported for the year was offset by the net year over year unrealized losses in the available-for-sale investment portfolio ($444,000) as well as dividends paid ($949,000) and the purchase of treasury stock ($1.2 million).

Capital Adequacy

      Management believes that the Corporation and the Bank have each met the definition of "well capitalized" for regulatory purposes on December 31, 2003. The Bank's capital category is determined for the purposes of applying the bank regulators' "prompt corrective action" regulations and for determining levels of deposit insurance assessments and may not constitute an accurate representation of the Corporation's or the Bank's overall financial condition or prospects. The Corporation's capital exceeds the FRB's minimum leverage ratio requirements for bank holding companies (see additional discussion in Regulatory Matters - Footnote 17 to DNB's consolidated financial statements).

--------------------------------------------------------------------------------


      The following table sets forth the composition of DNB's deposits at the dates indicated.

Deposits By Major Classification
(Dollars in thousands)                                                        December 31
                                                ----------------------------------------------------------------------
                                                      2003          2002          2001          2000          1999
----------------------------------------------------------------------------------------------------------------------
Non-interest-bearing deposits                       $ 52,788      $ 45,117      $ 40,355      $ 38,898      $ 31,864
Interest-bearing deposits:
     NOW                                              67,158        50,400        46,346        44,450        39,501
     Money market                                     55,412        59,457        64,491        59,250        47,517
     Savings                                          46,630        39,569        34,480        29,811        30,199
     Certificates                                     52,611        74,560        90,387       101,794        89,691
     IRA                                              17,837        18,699        17,324        16,588        16,109
----------------------------------------------------------------------------------------------------------------------

Total deposits                                      $292,436      $287,802      $293,383      $290,791      $254,881
======================================================================================================================

Management's Discussion and Analysis


      Under federal banking laws and regulations, DNB and the Bank are required to maintain minimum capital as determined by certain regulatory ratios. Capital adequacy for regulatory purposes, and the capital category assigned to an institution by its regulators, may be determinative of an institution's overall financial condition.

      In addition, the Federal Reserve Bank (the "FRB") leverage ratio rules require bank holding companies to maintain a minimum level of "primary capital" to total assets of 5.5% and a minimum level of "total capital" to total assets of 6%. For this purpose, (i) "primary capital" includes, among other items, common stock, certain perpetual debt instruments such as eligible Trust Preferred Securities, contingency and other capital reserves, and the allowance for loan losses, (ii) "total capital" includes, among other things, certain subordinated debt, and "total assets" is increased by the allowance for loan losses. DNB's primary capital ratio and its total capital ratio are both 7.2%. Based on the foregoing, as of December 31, 2003, both DNB and the Bank would be deemed to be "well capitalized" for regulatory purposes.

Certain Regulatory Matters

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years. The sum of these items amounted to $5.0 million for the year ended December 31, 2003.

      The FDIC has authority to reduce federal deposit insurance assessment rates whenever the ratio of its reserves to insured deposits is equal to or greater than 1.25% (the "Designated Reserve Ratio"), and to increase deposit insurance assessments whenever that ratio is less than 1.25%. The reserve ratio for the Bank Insurance Fund, the FDIC fund that insures that Bank's deposits ("BIF") stood at 1.26 percent (unaudited) as of June 30, 2002. In 2002, the FDIC's Staff reported to the FDIC Board that it expected the reserve ratio to remain near 1.25% during the semi-annual assessment period ending December 31, 2002, but that the ratio could be somewhat above or below 1.25% by June 30, 2003. The Staff noted that, even if the ratio falls below 1.25% in the first half of 2003, the Board would have two semiannual assessment periods to bring the ratio back to the target. The Staff therefore recommended maintaining the existing assessment rate schedule. In prior related announcements, the FDIC has emphasized that in today's economic climate, predictions are difficult and actual outcomes have the potential to deviate significantly from expected or most likely outcomes, both for the economy generally and for individual companies. If additional deposit insurance premiums were assessed in future years, they would reduce the earnings and profitability of DNB. A 5 basis point increase in our deposit insurance assessment could result in $96,000 in additional annual ex-

--------------------------------------------------------------------------------

      The  following   table   summarizes   required   capital  ratios  and  the
corresponding regulatory capital positions of DNB and the Bank at December 31, 2003.

Capital Ratios
                                        ------------------------------------------------------------------------------
                                                                                                     To Be Well
                                                                                                  Capitalized Under
                                                                           For Capital            Prompt Corrective
                                                   Actual               Adequacy Purposes        Action Provisions
----------------------------------------------------------------------------------------------------------------------

(Dollars in thousands)                       Amount       Ratio        Amount       Ratio         Amount      Ratio
----------------------------------------------------------------------------------------------------------------------
DNB Financial Corporation
   Total risk-based capital                  $32,810     12.66%        $20,725      8.00%        $25,906      10.00%
   Tier 1 risk-based capital                  29,555     11.41          10,362      4.00          15,544       6.00
   Tier 1 (leverage) capital                  29,555      7.23          16,341      4.00          20,427       5.00
----------------------------------------------------------------------------------------------------------------------

Downingtown National Bank
   Total risk-based capital                  $31,459     12.15%        $20,716      8.00%        $25,895      10.00%
   Tier 1 risk-based capital                  28,206     10.89          10,358      4.00          15,537       6.00
   Tier 1 (leverage) capital                  28,206      6.91          16,322      4.00          20,402       5.00
======================================================================================================================

Management's Discussion and Analysis


pense, after taking into account possible associated tax deductions. Bank management cannot predict whether the BIF reserve level will remain above the Designated Reserve Ratio of 1.25%, or, if it does not, what assessment rate the FDIC might impose in future periods.

Market for Common Stock

      DNB  Financial  Corporation's  common  stock is listed  under  the  symbol
"DNBF.OB" on the Over-The-Counter Electronic Bulletin Board, an automated quotation service, made available through and governed by the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the firms listed at the back of this report who are market makers of DNB's common stock. There were approximately 1,150 stockholders who owned 1.9 million shares of common stock outstanding at December 31, 2003.

      The following table sets forth the quarterly high and low prices for a share of DNB's common stock during the periods indicated. Prices for the sale of stock are based upon transactions reported by the brokerage firms of Boenning & Scattergood, Inc. and Ferris, Baker Watts, Inc. The quoted high and low bids prices are limited only to those transactions known by management to have occurred and there may, in fact, have been additional transactions of which management is unaware. Prices have been adjusted for stock dividends.

                           2003              2002
                 -----------------------------------------
                       High     Low      High      Low
----------------------------------------------------------
First quarter         $23.00  $21.50    $19.95   $17.32
Second quarter         24.50   22.75     20.86    19.50
Third quarter          24.50   23.25     20.63    19.68
Fourth quarter         36.00   24.50     21.43    19.71
==========================================================

                         Off Balance Sheet Arrangements

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

--------------------------------------------------------------------------------


      The following table sets forth selected quarterly financial data and earnings per share for the periods indicated. Per share data have been adjusted for the five percent (5%) stock dividends declared in 2003 and 2002.

Quarterly Financial Data

                                                     2003                                        2002
                                ---------------------------------------------------------------------------------------
(Dollars in thousands,               Fourth     Third     Second        First    Fourth     Third     Second     First
except per share data)               Quarter   Quarter    Quarter      Quarter   Quarter   Quarter    Quarter   Quarter
-----------------------------------------------------------------------------------------------------------------------
Interest income                      $4,834    $4,735    $4,596     $4,729       $4,967    $5,430    $5,586     $5,515
Interest expense                      1,696     1,769     1,900      2,056        2,221     2,347     2,350      2,512
-----------------------------------------------------------------------------------------------------------------------
Net interest income                   3,138     2,966     2,696      2,673        2,746     3,083     3,236      3,003
Provision for loan losses                --        --        --         --           --        --        --         --
Non-interest income                     674       356       836        674          763       709       625        548
Non-interest expense                  3,164     3,696     3,001      2,761        2,723     2,826     2,908      2,800
-----------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes       648      (374)      531        586          786       966       953        751
Income tax expense (benefit)             65      (272)      103         94          134       236       215        143
-----------------------------------------------------------------------------------------------------------------------

Net income (loss)                     $ 583    $ (102)    $ 428      $ 492        $ 652     $ 730     $ 738     $  608
-----------------------------------------------------------------------------------------------------------------------

Basic earnings per share              $0.31    $(0.06)    $0.23      $0.26        $0.34     $0.38     $0.39      $0.31
Diluted earnings per share             0.30     (0.06)     0.22       0.25         0.34      0.38      0.38       0.30
Cash dividends per share               0.13      0.13      0.12       0.12         0.12      0.12      0.12       0.12
=======================================================================================================================

Management's Discussion and Analysis


      DNB had outstanding stand-by letters of credit totalling $6.0 million and unfunded loan and lines of credit commitments totalling $43.6 million at December 31, 2003. Of the $43.6 million, $42.0 million was for variable rate loans and $1.6 million was for fixed rate loans.

      These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The exposure to credit loss, in the event of non-performance by the party to the financial instrument for commitments to extend credit and stand-by letters of credit, is represented by the contractual amount. Management uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

      Stand-by letters of credit are conditional commitments issued by DNB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risks involved in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers. DNB holds various collateral to support these commitments.

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has additional available short-term credit of approximately $67.5 million.

      Approximately $95.2 million of assets are held by the DNB Advisors in a fiduciary or agency capacity. These assets are not assets of DNB, and are not included in the consolidated financial statements.

      DNB is a party to a number of lawsuits arising in the ordinary course of business. While any litigation

--------------------------------------------------------------------------------


         The following table sets forth DNB's known contractual obligations as of December 31, 2003.

Contractual Obligations
                                                                      Payments Due by Period
                                               ---------------------------------------------------------------------
                                                              Less than         1-3           3-5        More than
(Dollars in thousands)                             Total        1 Year         Years         Years        5 Years
--------------------------------------------------------------------------------------------------------------------
Contractual Obligations
  FHLB advances                                  $83,000        $29,000       $7,000       $7,000         $40,000
  Capital lease obligations                          720             86          181          191             262
  Operating lease obligations                        367             50          100          100             117
  Junior subordinated debentures                   5,000             --           --           --           5,000
--------------------------------------------------------------------------------------------------------------------

Total                                            $89,087        $29,136       $7,281       $7,291         $45,379
====================================================================================================================

                                                                       Expiration by Period
                                               ---------------------------------------------------------------------
                                                              Less than         1-3           3-5        More than
(Dollars in thousands)                             Total        1 Year         Years         Years        5 Years
--------------------------------------------------------------------------------------------------------------------

Off Balance Sheet Obligations
  Commitments to extend credit                   $43,641        $25,968      $ 9,255       $8,359             $59
  Letters of credit                                5,988          2,019        2,969        1,000              --
--------------------------------------------------------------------------------------------------------------------

Total                                            $49,629        $27,987      $12,224       $9,359             $59
====================================================================================================================

Management's Discussion and Analysis


causes an element of uncertainty, management is of the opinion that the liability, if any, resulting from the actions, will not have a material effect on the accompanying financial statements.

                           Forward-Looking Statements

      This report contains statements, that are not of historical facts and may pertain to future operating results or events or management's expectations regarding those results or events. These are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. When used in this report, the words "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", or words of similar meaning, or future or conditional verbs, such as "will", "would", "should", "could", or "may" are generally intended to identify forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those contemplated by such statements. For example, actual results may be adversely affected by the following possibilities: (1) competitive pressures among financial institutions may increase; (2) changes in interest rates may reduce banking interest margins;
(3) general economic conditions and real estate values may be less favorable than contemplated; (4) adverse legislation or regulatory requirements may be adopted; (5) other unexpected contingencies may arise; (6) DNB may change one or more strategies described in this document; or (7) management's evaluation of certain facts, circumstances or trends and the appropriate responses to them may change. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are either beyond our control or not reasonably capable of predicting at this time. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements. Readers of this report are accordingly cautioned not to place undue reliance on forward-looking statements. DNB disclaims any intent or obligation to update publicly any of the forward-looking statements herein, whether in response to new information, future events or otherwise. With regard to DNB's balance sheet repositioning, the degree to which these steps can be accomplished will depend on a number of factors, including changes in the interest rate environment for loans, investments and deposits, loan prepayments, market opportunities for new loan and participation originations, and the availability of loan and lease receivables for purchase at attractive prices and yields, as well as management's assessment of the timing of each of these opportunities and steps in light of future, unknown developments affecting DNB's business generally.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Selected Financial Data (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                At or For the Year Ended December 31
                                                ----------------------------------------------------------------------
                                                      2003          2002          2001          2000          1999
----------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
Interest income                                      $18,894       $21,498       $24,389       $23,752       $20,500
Interest expense                                       7,421         9,430        13,109        12,790         9,825
----------------------------------------------------------------------------------------------------------------------

Net interest income                                   11,473        12,068        11,280        10,962        10,675
Provision for loan losses                                 --            --            --            --            --
Non-interest income                                    2,540         2,645         2,303         1,740         1,634
Non-interest expense                                  12,622        11,257         9,894         8,931         8,231
----------------------------------------------------------------------------------------------------------------------

Income before income taxes                             1,391         3,456         3,689         3,771         4,078
----------------------------------------------------------------------------------------------------------------------

Income tax (benefit) expense                             (10)          728           967         1,063         1,246
----------------------------------------------------------------------------------------------------------------------

Net income                                          $  1,401      $  2,728       $ 2,722       $ 2,708      $  2,832
======================================================================================================================


PER SHARE DATA*
Basic earnings                                        $ 0.74        $ 1.42        $ 1.39        $ 1.38        $ 1.45
Diluted earnings                                        0.72          1.40          1.37          1.37          1.41
Cash dividends                                          0.50          0.48          0.46          0.43          0.41
Book value                                             13.35         13.71         12.91         11.86         10.50
Weighted average
  Common shares outstanding                        1,900,220     1,920,009     1,958,132     1,958,097     1,949,282

FINANCIAL CONDITION
Total assets                                        $409,013      $384,368      $389,404      $356,670      $301,349
Loans, less unearned income                          203,553       187,585       186,050       191,201       171,456
Allowance for loan losses                              4,559         4,546         4,809         4,917         5,085
Deposits                                                           292,436       287,802       293,383       290,791
254,881
Stockholders' equity                                  25,372        26,208        25,288        23,230        20,538

SELECTED RATIOS
Return on average stockholders' equity                  5.47%        10.66%        10.97%        12.64%       13.66%
Return on average assets                                0.35          0.72          0.74          0.83         0.99
Average equity to average assets                        6.41          6.76          6.76          6.60         7.28
Loans to deposits                                      69.61         65.18         63.42         65.75        67.27
Dividend payout ratio                                  67.83         33.41         32.32         30.93        28.07
======================================================================================================================

* Per share data and shares outstanding have been adjusted for the 5% stock dividends in December of 2003, 2002, 2001, 2000 and 1999.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Financial Condition

                                                                                               December 31
                                                                               ---------------------------------------
                                                                                     2003                    2002
----------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                            $ 10,283                $ 11,551
Federal funds sold                                                                    5,299                  10,473
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                            15,582                  22,024
----------------------------------------------------------------------------------------------------------------------

AFS Investment securities, at market value                                          124,052                 137,365
HTM Investment securities (market value $49,706 in 2003
   and $22,811 in 2002)                                                              50,342                  22,430
Loans, net of unearned income                                                       203,553                 187,585
Allowance for loan losses                                                            (4,559)                 (4,546)
----------------------------------------------------------------------------------------------------------------------
Net loans                                                                           198,994                 183,039
----------------------------------------------------------------------------------------------------------------------
Office property and equipment                                                         7,604                   8,092
Accrued interest receivable                                                           1,744                   1,890
Bank owned life insurance                                                             5,937                   5,577
Net deferred taxes                                                                    1,322                     980
Other assets                                                                          3,436                   2,971
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                       $409,013                $384,368
======================================================================================================================

Liabilities and Stockholders' Equity
Liabilities
Non-interest-bearing deposits                                                      $ 52,788                $ 45,117
Interest-bearing deposits:
   NOW                                                                               67,158                  50,400
   Money market                                                                      55,412                  59,457
   Savings                                                                           46,630                  39,569
   Time                                                                              70,448                  93,259
----------------------------------------------------------------------------------------------------------------------
Total deposits                                                                      292,436                 287,802
----------------------------------------------------------------------------------------------------------------------

FHLB advances                                                                        83,000                  63,000
Other borrowings                                                                      5,720                   5,728
Accrued interest payable                                                                900                   1,164
Other liabilities                                                                     1,585                     466
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                   383,641                 358,160
======================================================================================================================

Commitments and contingencies (note 15)

Stockholders' Equity
Preferred stock, $10.00 par value;
   1,000,000 shares authorized; none issued                                              --                      --
Common stock, $1.00 par value;
   10,000,000 shares authorized; 2,041,079 and
   1,902,478 issued, respectively                                                     2,041                   1,902
Treasury stock, at cost; 140,431 and 81,427 shares, respectively                     (3,097)                 (1,687)
Surplus                                                                              26,373                  23,402
Retained earnings                                                                     1,092                   3,184
Accumulated other comprehensive loss, net                                            (1,037)                   (593)
----------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                           25,372                  26,208
----------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                         $409,013                $384,368
======================================================================================================================

See accompanying notes to consolidated financial statements.


DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations

                                                                                  Year Ended December 31
                                                                ------------------------------------------------------
                                                                           2003               2002             2001
----------------------------------------------------------------------------------------------------------------------
Interest Income:
Interest and fees on loans                                                $13,124           $14,195          $15,304
Interest and dividends on investment securities:
  Taxable                                                                   4,718             6,230            7,548
  Exempt from Federal taxes                                                   587               326              494
  Tax-preferred DRD                                                           417               611              597
Interest on Federal funds sold                                                 48               136              446
----------------------------------------------------------------------------------------------------------------------
Total interest income                                                      18,894            21,498           24,389
----------------------------------------------------------------------------------------------------------------------
Interest Expense:
Interest on NOW, money market and savings                                   1,001             1,803            3,641
Interest on time deposits                                                   2,201             3,639            6,106
Interest on FHLB advances                                                   3,842             3,581            3,078
Interest on other borrowings                                                  377               407              284
----------------------------------------------------------------------------------------------------------------------
Total interest expense                                                      7,421             9,430           13,109
----------------------------------------------------------------------------------------------------------------------
Net interest income                                                        11,473            12,068           11,280
Provision for loan losses                                                      --                --               --
----------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                        11,473            12,068           11,280
----------------------------------------------------------------------------------------------------------------------

Non-interest Income:
Service charges                                                             1,243             1,090            1,036
Wealth management                                                             658               492              404
Increase in cash surrender value of BOLI                                      299               224              194
Net (losses) gains on sales of available for sale securities                 (362)              165               85
Other                                                                         702               674              584
----------------------------------------------------------------------------------------------------------------------
Total non-interest income                                                   2,540             2,645            2,303
----------------------------------------------------------------------------------------------------------------------

Non-interest Expense:
Salaries and employee benefits                                              6,888             6,006            5,315
Furniture and equipment                                                     1,501             1,304            1,069
Occupancy                                                                     856               845              709
Professional and consulting                                                   819               688              715
Marketing                                                                     305               435              325
Printing and supplies                                                         325               282              242
Other                                                                       1,928             1,697            1,519
----------------------------------------------------------------------------------------------------------------------
Total non-interest expense                                                 12,622            11,257            9,894
----------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                  1,391             3,456            3,689
Income tax (benefit) expense                                                  (10)              728              967
----------------------------------------------------------------------------------------------------------------------

Net Income                                                                $ 1,401           $ 2,728          $ 2,722
======================================================================================================================

Earnings per share:
   Basic                                                                    $0.74             $1.42            $1.39
   Diluted                                                                   0.72              1.40             1.37
Cash dividends per share                                                    $0.50             $0.48            $0.46
Weighted average common shares outstanding:
   Basic                                                                1,900,220         1,920,009        1,958,132
   Diluted                                                              1,947,184         1,947,177        1,982,709
======================================================================================================================

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                                                                 Accumulated
                                                                                                    Other
                                     Comprehensive   Common    Treasury             Retained    Comprehensive
                                        Income        Stock      Stock    Surplus   Earnings    Income (Loss)    Total
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001                           $1,692  $     --     $19,676     $3,111     $(1,249)      $23,230
Comprehensive Income:
   Net income                            $2,722          --        --          --      2,722          --         2,722
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments        490          --        --          --         --         490           490
                                         ------
Total comprehensive income                3,212
Cash dividends                                           --        --          --       (880)         --          (880)
Issuance of stock dividends                              84        --       1,627     (1,711)         --            --
Purchase of treasury stock                               --      (266)         ----                   --          (266)
Cash payment for fractional shares                       --        --          --         (7)         --            (7)
Exercise of stock options                                10        --         (11)        --          --            (1)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                          1,786      (266)     21,292      3,235        (759)       25,288
Comprehensive Income:
   Net income                            $2,728          --        --          --      2,728          --         2,728
   Other comprehensive income,
     net of tax, relating to net
     unrealized gains on investments        166          --        --          --         --         166           166
                                         ------
Total comprehensive income                2,894
Cash dividends                                           --        --          --       (904)         --          (904)
Issuance of stock dividends                              86        --       1,782     (1,868)         --            --
Purchase of treasury stock                               --    (1,421)         --         --          --        (1,421)
Cash payment for fractional shares                       --        --          --         (7)         --            (7)
Exercise of stock options                                30        --         328         --          --           358
----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2002                          1,902    (1,687)     23,402      3,184        (593)       26,208
Comprehensive Income:
   Net income                            $1,401          --        --          --      1,401          --         1,401
    Other comprehensive income,
     net of tax, relating to net
     unrealized losses on investments      (444)         --        --          --         --        (444)         (444)
                                         ------
Total comprehensive income                  957
Cash dividends                                           --        --          --       (941)         --          (941)
Issuance of stock dividends                              97      (195)      2,642     (2,544)         --            --
Purchase of treasury shares                              --    (1,215)         --         --          --        (1,215)
Cash payment for fractional shares                       --        --          --         (8)         --            (8)
Exercise of stock options                                42        --         329         --          --           371
----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2003                         $2,041   $(3,097)    $26,373     $1,092     $(1,037)      $25,372
======================================================================================================================

See accompanying notes to consolidated financial statements.

DNB FINANCIAL CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows

                                                                                   Year Ended December 31
                                                                      ------------------------------------------------
                                                                              2003            2002            2001
----------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                                   $ 1,401         $ 2,728         $ 2,722
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Depreciation, amortization and accretion                                  3,162           2,258           1,137
     Gains on sale of OREO                                                        --              --             (31)
     Net loss (gain) on sale of securities                                       362            (165)            (85)
     Decrease in interest receivable                                             146             340             350
     (Increase) decrease in other assets                                        (410)          1,706          (1,798)
     Increase in investment in BOLI                                             (360)           (374)         (3,345)
     (Decrease) increase in interest payable                                    (264)           (291)              5
     Increase (decrease) in current taxes payable                                140            (338)            (69)
     (Increase) decrease in deferred income tax                                 (114)            152              18
     Increase in other liabilities                                               979             126             153
----------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) By Operating Activities                               5,042           6,142            (943)
----------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from maturities and paydowns - AFS securities                        69,813          51,723          33,835
Proceeds from maturities and paydowns - HTM securities                        20,793          32,547          17,284
Purchase of AFS securities                                                  (107,315)        (79,187)        (97,633)
Purchase of HTM securities                                                   (49,122)        (22,207)         (8,160)
Proceeds from sale of securities - AFS                                        48,066          25,107          14,767
Proceeds from sale of OREO                                                        --              --             214
Net (increase) decrease in loans                                             (15,955)         (1,798)          5,043
Purchase of bank property and equipment                                         (543)         (1,306)         (2,565)
----------------------------------------------------------------------------------------------------------------------
Net Cash (Used) Provided By Investing Activities                             (34,263)          4,879         (37,215)
----------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net increase (decrease) in deposits                                            4,634          (5,581)          2,592
Increase in FHLB advances                                                     20,000              --          23,000
Proceeds from issuance of trust preferred securities                              --              --           5,000
Decrease in lease obligations                                                     (8)             (7)             (5)
Dividends paid                                                                  (949)           (911)           (887)
Proceeds from issuance of stock under stock option plan                          317             295              --
Purchase of treasury stock                                                    (1,215)         (1,421)           (266)
----------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) By Financing Activities                              22,779          (7,625)         29,434
----------------------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                                       (6,442)          3,396          (8,724)
Cash and Cash Equivalents at Beginning of Period                              22,024          18,628          27,352
----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                                   $15,582         $22,024         $18,628
======================================================================================================================

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
   Interest                                                                  $ 7,685         $ 9,721         $13,104
   Income taxes                                                                  166             838             750
Supplemental Disclosure of Non-cash Flow Information:
Change in unrealized (losses) gains on AFS securities                         $ (672)          $ 247           $ 686
Change in deferred taxes due to change in unrealized
   losses on AFS securities                                                     (228)            (81)           (196)
Tax effect of exercised stock options                                             56              63              --
======================================================================================================================

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

      Cash and Due From Banks -- DNB is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements for the years ended December 31, 2003 and 2002 was approximately $50,000 and $140,000, respectively.

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

      Trading Account ("TA") -- includes securities which are generally held for a short term in anticipation of market gains. Such securities would be carried at fair value with realized and unrealized gains and losses on trading account securities included in the statement of operations. DNB did not have any securities classified as TA during 2003, 2002, or 2001.

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

      Loans -- Loans are stated net of unearned discounts, unamortized net loan origination fees and the allowance for loan losses. Interest income is recognized on the accrual basis. The accrual of interest on loans is generally discontinued when loans become 90 days past due or earlier when, in management's judgment, it is determined that a reasonable doubt exists as to its collectibility. When a loan is placed on nonaccrual, interest ac-

Notes to Consolidated Financial Statements


cruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest payments on such loans are applied to principal or recognized in income on a cash basis. A nonaccrual loan may be restored to accrual status when management expects to collect all contractual principal and interest due and the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms.

      Deferred Loan Fees -- Loan origination and commitment fees and related direct-loan origination costs of completed loans are deferred and accreted to income as a yield adjustment over the life of the loan using the level-yield method. The accretion to income is discontinued when a loan is placed on nonaccrual status. When a loan is paid off, any unamortized net deferred fee balance is credited to income. When a loan is sold, any unamortized net deferred fee balance is considered in the calculation of gain or loss.

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

      For purposes of applying the measurement criteria for impaired loans, DNB excludes large groups of smaller-balance homogeneous loans, primarily consisting of residential real estate loans and consumer loans, as well as commercial loans with balances less than $100,000. For applicable loans, management evaluates the need for impairment recognition when a loan becomes non-accrual, or earlier, if based on an assessment of the relevant facts and circumstances, it is probable that DNB will be unable to collect all proceeds due according to the contractual terms of the loan agreement. DNB's policy for the recognition of interest income on impaired loans is the same as for nonaccrual loans. Impairment is charged to the allowance when management determines that foreclosure is probable or the fair value of the collateral is less than the recorded investment of the impaired loan.

      Other Real Estate Owned -- Other real estate owned ("OREO") consists of properties acquired as a result of, or in-lieu-of, foreclosure. Properties classified as OREO are reported at the lower of carrying value or fair value, less estimated costs to sell. Costs relating to the development or improvement of the properties are capitalized and costs relating to holding the properties are charged to expense. DNB had no OREO at December 31, 2003 or December 31, 2002.

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

      Other Assets - Financing costs related to the issuance of the junior subordinated debentures are being amortized over the life of the debentures and are included in other assets.

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

      Had DNB determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, DNB's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                             Year Ended December 31
(Dollars in thousands,   ---------------------------------
except per share data)      2003       2002      2001
----------------------------------------------------------

Net income
  as reported              $1,401     $2,728    $2,722
  pro forma                 1,333      2,621     2,625
----------------------------------------------------------
Diluted net income
  per share
  as reported               $0.72      $1.40     $1.37
  pro forma                  0.68       1.35      1.32
==========================================================

      Earnings Per Share -- Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from the conversion of common stock equivalents and is computed using the treasury stock method.

      Earnings per share, dividends per share and weighted average shares outstanding have been adjusted to reflect the effects of the 5% stock dividends paid in December 2003, 2002 and 2001.

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

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Re-

Notes to Consolidated Financial Statements


structuring). The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of this statement on January 1, 2003 had no material impact on DNB's financial condition, equity, results of operations or disclosures for the year ended December 31, 2003.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This is an interpretation of FASB Nos. 5, 57, and 107, and rescinds FASB Interpretation No. 34. The Interpretation elaborates on the disclosures a guarantor is required to make in both its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's year-end. Accounting for guarantees issued prior to the date of this Interpretation's initial application will not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The adoption of Interpretation No. 45 on January 1, 2003 had no material impact on DNB's financial condition, equity or results of operations for the year ended December 31, 2003.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"). This statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2002, except for financial reports containing condensed financial statements for interim periods for which disclosure is effective for periods beginning after December 15, 2002. This Statement announces that "in the near future, the Financial Accounting Standards Board plans to consider whether it should propose changes to the U.S. standards on accounting for stock-based compensation". There was no impact of this statement on DNB's financial condition, equity or results of operations for the year ended December 31, 2003. DNB has complied with the annual disclosure requirements of this statement. It is expected that SFAS No. 148 will require the expensing of all stock-based compensation at some point in the future.

      In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities ("SFAS No. 149"). This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The statement is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption on April 1, 2003 of the components of this statement which address SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 did not have a material impact on the DNB's consolidated financial position and results of operations for the year ended December 31, 2003. The adoption of the remaining components of SFAS No. 149 on June 15, 2003 also had no material impact on DNB's financial condition, equity or results of operations for the year ended December 31, 2003.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are con-

Notes to Consolidated Financial Statements


sistent with the FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement on July 1, 2003 had no material impact on DNB's financial condition, equity or results of operations for the year ended December 31, 2003.

      In December 2003, the FASB issued Revised SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits ("SFAS No. 132"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003, except for disclosure of estimated future benefit payments, which become effective for fiscal years ending after June 15, 2004. DNB has complied with the annual disclosure requirements of this statement.

      In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("VIE"), which was issued in January 2003. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of FIN 46R resulted in the deconsolidation of DNB Capital Trust I.

      In December 2003, the Emerging Issues Task Force issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The EITF addresses disclosure requirements regarding information about temporarily impaired investments. The requirements are effective for fiscal years ending after December 15, 2003 for all entities that have debt or marketable equity securities with market values below carrying values. The requirements apply to investments in debt and marketable equity securities that are accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The requirements apply only to annual financial statements. As of December 31, 2003, DNB has included the required disclosures in their financial statements.

Notes to Consolidated Financial Statements


(2)   INVESTMENT SECURITIES

      Amortized cost and estimated fair values of investment securities, as of the dates indicated, are summarized as follows:

                                                                                December 31, 2003
                                                      ----------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
----------------------------------------------------------------------------------------------------------------------
US Government agency obligations                            $ 13,591         $   3           $ (162)        $ 13,432
US agency mortgage-backed securities                           5,770           125               --            5,895
Collateralized mortgage obligations                           19,400            17             (524)          18,893
State and municipal tax-exempt                                 6,253            13             (108)           6,158
Equity securities                                              5,328            --               --            5,328
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $ 50,342         $ 158           $ (794)        $ 49,706
======================================================================================================================


                                                      ----------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
----------------------------------------------------------------------------------------------------------------------

US Treasury                                                 $  1,225         $  --         $     --         $  1,225
US Government agency obligations                              21,961           169              (16)          22,114
US agency mortgage-backed securities                          20,474            73              (84)          20,463
Corporate bonds                                               19,819           206             (523)          19,502
Collateralized mortgage obligations                           31,727           200             (471)          31,456
State and municipal tax-exempt                                16,338           221               (7)          16,552
DRD agency preferred stock                                    13,497             5           (1,352)          12,150
Other securities                                                 590            --               --              590
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $125,631         $ 874          $(2,453)        $124,052
======================================================================================================================


                                                                                December 31, 2002
                                                      ----------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Held to Maturity                                             Cost             Gains          Losses        Fair Value
----------------------------------------------------------------------------------------------------------------------

US Government agency obligations                             $ 4,497          $ 74           $   --          $ 4,571
US agency mortgage-backed securities                          12,470           296               --           12,766
Collateralized mortgage obligations                              351             3               --              354
Equity securities                                              4,647            --               --            4,647
Other securities                                                 465             8               --              473
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $22,430          $381           $   --          $22,811
======================================================================================================================


                                                      ----------------------------------------------------------------
                                                          Amortized        Unrealized      Unrealized       Estimated
Available for Sale                                           Cost             Gains          Losses        Fair Value
----------------------------------------------------------------------------------------------------------------------

US Treasury                                                  $ 2,810        $   --          $    --         $  2,810
US Government agency obligations                               7,991           106               --            8,097
US agency mortgage-backed securities                          32,873           763               (7)          33,629
Corporate bonds                                               41,713            96           (1,892)          39,917
Collateralized mortgage obligations                           36,990           190              (70)          37,110
State and municipal tax-exempt                                 2,395             6               (4)           2,397
DRD agency preferred stock                                    13,500           174             (269)          13,405
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                 $138,272        $1,335          $(2,242)        $137,365
======================================================================================================================

Notes to Consolidated Financial Statements


      Included in unrealized losses are market losses on securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table below details the aggregate unrealized losses and aggregate fair value of the underlying securities whose fair values are below book values at December 31, 2003.


                                                                       December 31, 2003
                                        ------------------------------------------------------------------------------
                                                                    Fair value   Unrealized    Fair value  Unrealized
                                                          Total      Impaired       Loss        Impaired      Loss
                                             Total     Unrealized    Less Than    Less Than     More Than   More Than
(Dollars in thousands)                    Fair Value      Loss       12 Months    12 Months     12 Months   12 Months
----------------------------------------------------------------------------------------------------------------------
Held To Maturity
US Government agency obligations             $11,428     $ (162)      $11,428      $  (162)      $   --        $  --
Corporate bonds                                   --         --            --           --           --           --
Collateralized mortgage obligations           16,177       (524)       16,177         (524)          --           --
State and municipal tax-exempt                 4,654       (108)        4,654         (108)          --           --
US agency mortgage-backed securities              94         --            76           --           18           --
----------------------------------------------------------------------------------------------------------------------

Total                                        $32,353     $ (794)      $32,335      $  (794)      $   18        $  --
======================================================================================================================

Available For Sale
US Government agency obligations             $ 1,998     $  (16)      $ 1,998      $   (16)      $   --        $  --
Corporate bonds                               10,608       (524)        3,044          (54)       7,564         (470)
Collateralized mortgage obligations           12,993       (470)       12,993         (470)          --           --
State and municipal tax-exempt                 1,816         (7)        1,816           (7)          --           --
US agency mortgage-backed securities           9,629        (84)        9,629          (84)          --           --
DRD agency preferred stock                     8,145     (1,352)        8,145       (1,352)          --           --
----------------------------------------------------------------------------------------------------------------------

Total                                        $45,189    $(2,453)      $37,625      $(1,983)      $7,564        $(470)
======================================================================================================================


      DNB has $7.6 million in securities available for sale which have fair values below book value for at least twelve continuous months at December 31, 2003. The total unrealized loss of these securities was $470,000. The impaired securities consist of seven trust preferred securities which are callable at various times beginning December 31, 2006 and ending October 3, 2007, that reprice quarterly. The unrealized loss on these securities relates largely to interest rate changes, as evidenced by market value fluctuations on or around their repricing date. Each security has a bond rating of BBB or better, with no material changes in their ratings since issue. Management believes that the impairment associated with these and all other securities, where fair value is below book value at December 31, 2003, is only temporary.

      The amortized cost and estimated fair value of investment securities as of December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid without penalties.

                                                             Investment Securities              Investment Securities
                                                               Held to Maturity                  Available for Sale
                                                      ----------------------------------------------------------------
                                                          Amortized         Estimated      Amortized        Estimated
(Dollars in thousands)                                       Cost          Fair Value         Cost         Fair Value
----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                      $     1        $     1         $  1,297        $  1,297
Due after one year through five years                         10,432         10,374           14,102          14,287
Due after five years through ten years                         6,236          6,307           23,616          23,799
Due after ten years                                           28,890         28,241           72,528          71,929
No stated maturity                                             4,783          4,783           13,717          12,740
----------------------------------------------------------------------------------------------------------------------
Total investment securities                                  $50,342        $49,706         $125,260        $124,052
======================================================================================================================

Notes to Consolidated Financial Statements


      DNB sold $48.1 million, $25.1 million and $14.8 million of securities from the AFS portfolio during 2003, 2002 and 2001. Gains and losses from sales of investment securities were as follows:

                                  Year Ended December 31
                          ----------------------------------
(Dollars in thousands)           2003       2002       2001
------------------------------------------------------------
Gross realized gains            $ 423      $267       $129
Gross realized losses             785       102         44
------------------------------------------------------------
Net realized (loss) gain        $(362)     $165       $ 85
============================================================

      At December 31, 2003 and 2002, investment securities with a carrying value of approximately $50.3 million and $24.3 million, respectively, were pledged to secure public funds and for other purposes as required by law. See Footnote 7 regarding the use of certain securities as collateral.

(3)   LOANS

                                    December 31
                          ------------------------------
(Dollars in thousands)        2003            2002
--------------------------------------------------------
Residential mortgage        $ 16,048        $ 26,120
Commercial mortgage           89,027          83,322
Commercial                    63,021          49,436
Consumer                      35,457          28,707
--------------------------------------------------------
Total loans                 $203,553        $187,585
--------------------------------------------------------
Less allowance for
   loan losses                (4,559)         (4,546)
--------------------------------------------------------
Net loans                   $198,994        $183,039
========================================================

      Included in the loan portfolio are loans for which DNB has ceased the accrual of interest. Loans of approximately $2.6 million, $3.4 million and $3.1 million as of December 31, 2003, 2002 and 2001, respectively, were on a nonaccrual basis. DNB also had loans of approximately $472,000, $514,000 and $155,000 that were more than 90 days delinquent, but still accruing as of December 31, 2003, 2002 and 2001, respectively. If contractual interest income had been recorded on nonaccrual loans, interest would have been increased as shown in the following table:

                               Year Ended December 31
                          ------------------------------
(Dollars in thousands)      2003       2002      2001
--------------------------------------------------------

Interest income which
   would have been
   recorded under
   original terms           $191       $230      $220
Interest income recorded
    during the year         (169)      (159)     (111)
--------------------------------------------------------
Net impact on
   interest income          $ 22       $ 71      $109
========================================================

      DNB had $766,000 of loans, which, although performing at December 31, 2003, are believed to require increased supervision and review, and may, depending on the economic environment and other factors, become non- performing assets in future periods. There was $1.3 million of such loans at December 31, 2002. The majority of these loans are secured by commercial real estate with lesser amounts being secured by residential real estate, inventory and receivables.

      DNB has a significant concentration of residential and commercial mortgage loans collateralized by first mortgage liens on properties located in Chester County. DNB has no concentration of loans to borrowers engaged in similar activities that exceed 10% of total loans at December 31, 2003, except for loans of approximately $46.1 million relating to local multi-unit office buildings. See Footnote 7 regarding the use of certain loans as collateral.

(4)   ALLOWANCE FOR LOAN LOSSES

      Changes in the allowance for loan losses, for the years indicated, are as follows:

                             Year Ended December 31
                         -------------------------------
(Dollars in thousands)      2003       2002      2001
--------------------------------------------------------
Beginning balance          $4,546     $4,809    $4,917
Provisions                     --         --        --
Loans charged off            (326)      (310)     (284)
Recoveries                    339         47       176
--------------------------------------------------------
Net recoveries (charge-offs)   13       (263)     (108)
--------------------------------------------------------
Ending balance             $4,559     $4,546    $4,809
========================================================

Notes to Consolidated Financial Statements


      Information regarding impaired loans is as follows:

                                        Year Ended December 31
                                   ---------------------------------
(Dollars in thousands)                 2003      2002       2001
--------------------------------------------------------------------

Total recorded investment             $2,147    $2,400     $1,200
Average recorded investment            2,074     2,000      1,100
Specific ALLL allocation                  --        --         --
Total cash collected                      42        47          3
Interest income recorded                  37        21         --
====================================================================

(5)   OFFICE PROPERTY AND EQUIPMENT

                                            December 31
                       --------------------------------------
                         Estimated
(Dollars in thousands)  Useful Lives      2003        2002
-------------------------------------------------------------
Land                                     $ 965       $ 965
Buildings               25-33 years      7,255       7,005
Furniture, fixtures
   and equipment         5-20 years      8,700       8,407
-------------------------------------------------------------
Total cost                              16,920      16,377
Less accumulated
   depreciation                         (9,316)     (8,285)
-------------------------------------------------------------
Office property and
   equipment, net                      $ 7,604     $ 8,092
=============================================================

      Amounts charged to operating expense for depreciation for the years ended December 31, 2003, 2002 and 2001 amounted to $1.0 million, $915,000 and $753,000, respectively.

(6)   DEPOSITS

      Included in interest bearing time deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their remaining maturities were as follows:

                                            December 31
                                    ---------------------------
(Dollars in thousands)                  2003          2002
---------------------------------------------------------------
Three months or less                  $ 2,101       $ 4,473
Over three through six months           5,602        11,176
Over six through twelve months          3,527         3,861
Over one year through two years         3,044         2,071
Over two years                          1,138         1,532
---------------------------------------------------------------
Total                                 $15,412       $23,113
===============================================================


(7)   FHLB ADVANCES AND SHORT-TERM BORROWED FUNDS

      DNB's short-term borrowed funds consist of Federal funds purchased and short-term borrowings at the Federal Home Loan Bank (FHLB) of Pittsburgh. Federal funds purchased generally represent one-day borrowings. Short-term borrowings at the FHLB consisted of 90 day borrowings and overnight borrowings. DNB had an average of $15.3 million and $358,000 outstanding in short-term borrowed funds during 2003 and 2002, respectively.

      In addition to short-term borrowings, DNB maintains other borrowing arrangements with the FHLB. DNB has a maximum borrowing capacity at the FHLB of approximately $143 million. At December 31, 2003, DNB had $83 million of outstanding advances, which mature at various dates through the year ended December 31, 2011, as shown in the table below. $50 million of the advances are convertible term advances and are callable, at the FHLB's option, at various dates starting on January 25, 2004 and ending on January 25, 2006. If an advance is called by the FHLB, DNB has the option of repaying the borrowing, or continue to borrow at three month Libor plus 10-14 basis points. FHLB advances may be collateralized by a pledge of unencumbered investment securities, certain mortgage loans or a lien on the Bank's FHLB stock.


                                 December 31, 2003
                           ----------------------------
                              Weighted
(Dollars in thousands)      Average Rate       Amount
-------------------------------------------------------

Due by December 31, 2008        3.28%         $43,000
Thereafter                      5.93           40,000
-------------------------------------------------------
Total                           4.55%         $83,000
=======================================================

(8)   CAPITAL LEASE OBLIGATIONS

      Included in other borrowings is a long-term capital lease agreement, which relates to DNB's West Goshen branch. As of December 31, 2003 the branch has a carrying amount of $598,000, net of accumulated depreciation of $152,000, and is included in the balance of office properties and equipment in the accompanying statements of financial condition. The following is a schedule of the future minimum lease payments, together

Notes to Consolidated Financial Statements


with the present value of the net minimum lease payments, as of December 31, 2003:

(Dollars in thousands)
                                        ----------------
Year ending December 31                      Amount
--------------------------------------------------------
2004                                           $ 86
2005                                             89
2006                                             92
2007                                             94
2008                                             97
Thereafter                                    1,537
--------------------------------------------------------
Total minimum lease payments                  1,995
--------------------------------------------------------
Less amount representing interest            (1,275)
--------------------------------------------------------
Present value of net minimum lease payments   $ 720
========================================================

(9)   JUNIOR SUBORDINATED DEBENTURES

      Included in other borrowings are floating rate junior subordinated debentures (the "debentures") issued by DNB on July 20, 2001 to DNB Capital Trust I (the "Trust"), a Delaware business trust in which DNB owns all of the common equity. The Trust issued $5.0 million of floating rate (6 month Libor plus 3.75%, with a cap of 12%) capital preferred securities ("TruPS") to a qualified institutional buyer. The proceeds of these securities were used by the Trust, along with DNB's capital contribution, to purchase the $5.2 million principal amount of DNB's floating rate junior subordinated debentures. The preferred securities are redeemable by DNB on or after July 25, 2006, or earlier in the event of certain adverse tax or bank regulatory developments. The preferred securities must be redeemed upon maturity of the debentures on July 25, 2031. Effective December 31, 2003, DNB deconsolidated the Trust, resulting in a change in the characterization of the underlying consolidated debt obligations from the previous trust preferred securities to junior subordinated debentures. The junior subordinated debentures qualify as a component of capital for regulatory purposes.

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

Notes to Consolidated Financial Statements


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


   Deposits and Borrowings

      The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 2003 and 2002. The fair values of certificates of deposit and borrowings are based on the present value of contractual cash flows. The discount rates used to compute present values are estimated using the rates currently offered for deposits of similar maturities in DNB's marketplace and rates currently being offered for borrowings of similar maturities.


   Off-balance-sheet Instruments

      Off-balance-sheet instruments are primarily comprised of loan commitments which are generally priced at market at the time of funding. Fees on commitments to extend credit and stand-by letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments. At December 31,
2003 and 2002, loan commitments were $43.7 million and $34.8 million, respectively. Stand-by letters of credit were $7.5 million and $8.7 million at December 31, 2003 and 2002, respectively.

      The following tables summarize information for all on-balance-sheet financial instruments.

                                            December 31
                          ----------------------------------------------
                                   2003                   2002
------------------------------------------------------------------------
                                      Estimated             Estimated
                              Carrying   Fair       Carrying   Fair
(Dollars in thousands)         Amount    Value       Amount    Value
------------------------------------------------------------------------

Financial assets
Cash and Federal
  funds sold                  $ 15,582  $ 15,582    $ 22,024  $ 22,024
Investment
  securities, AFS              124,052   124,052     137,365   137,365
Investment
  securities, HTM               50,342    49,706      22,430    22,811

Net loans                      198,994   201,160     183,039   186,135
Accrued interest
  receivable                     1,744     1,744       1,890     1,890

Financial liabilities
Deposits                       292,436   293,145     287,802   288,790
Borrowings                      88,000    94,155      68,728    78,785
Accrued interest payable           900       900       1,164     1,164
========================================================================

(11)  FEDERAL INCOME TAXES

      Income tax expense was comprised of the following:

                                   Year Ended December 31
                               ------------------------------
(Dollars in thousands)           2003       2002      2001
-------------------------------------------------------------

Current tax expense:
  Federal                        $ 97       $566      $944
  State                             7         10         5
Deferred income tax (benefit)
  expense                        (114)       152        18
-------------------------------------------------------------
Income tax (benefit) expense    $ (10)      $728      $967
=============================================================

      The effective income tax rates of (1%) for 2003, 21% for 2002 and 26% for 2001 were less than the applicable statutory Federal income tax rate. The reason for these differences follows:

                                Year Ended December 31
                          -----------------------------------
(Dollars in thousands)          2003       2002      2001
-------------------------------------------------------------

Federal income taxes
  at statutory rate             $ 473     $1,175    $1,254
Decrease resulting from:
  Low income housing credits      (55)       (38)      (23)
  Tax-exempt interest and
    dividend preference          (316)      (257)     (299)
  Bank owned life insurance       (71)       (76)      (66)
  Other, net                      (41)       (76)      101
-------------------------------------------------------------
Income tax (benefit) expense    $ (10)     $ 728     $ 967
=============================================================

Notes to Consolidated Financial Statements


      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                           December 31
                                   ---------------------------
(Dollars in thousands)                  2003        2002
--------------------------------------------------------------

Deferred tax assets:
   Allowance for loan losses           $1,550      $1,546
   Unrealized losses on
     securities available for sale        541         313
   AMT credit carryforward                106          --
   Low income housing credit
     carryforward                          35          --
   Other                                   17         141
--------------------------------------------------------------
   Total gross deferred tax assets      2,249       2,000

Deferred tax liabilities:
   Depreciation                          (347)       (307)
   Pension expense                       (367)       (397)
   Tax bad debt reserve                  (142)       (143)
   Other                                  (71)       (173)
--------------------------------------------------------------
   Total gross deferred
     tax liabilities                     (927)     (1,020)
--------------------------------------------------------------
Net deferred tax asset                 $1,322     $   980
==============================================================

      Based upon DNB's current tax history and the anticipated level of future taxable income, management believes the existing net deferred tax asset will, more likely than not, be realized. During 2003, DNB recorded an income tax benefit of $56,000 relating to the exercise of stock options by employees and directors. This benefit was credited to surplus. In addition, DNB has AMT and low income housing credit (LIHC) carryforwards, as of December 31, 2003, of $106,000 and $35,000, respectively. The AMT credit carryforward has an indefinite life. The LIHC carryforward has a life of ten years and will expire in the year 2013, if not used.

(12)  EARNINGS PER SHARE

      The difference between basic and diluted EPS, for DNB, is solely attributable to stock options. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

      Options to purchase 37,369 shares of common stock at $26.30 per share have been outstanding since June 30, 1998, but were not included in the computation of diluted EPS for 2002 and 2001 because these options were anti-dilutive during such periods. The options, which expire on June 30, 2008, were still outstanding at December 31, 2003.

      Options to purchase 31,331 shares of common stock at $21.16 per share have been out-

--------------------------------------------------------------------------------

(12)  EARNINGS PER SHARE

      The following is a reconcilement of net income and the weighted average number of shares outstanding for basic and diluted EPS:


                                                                  Year Ended December 31
                              -----------------------------------------------------------------------------------------------
                                           2003                            2002                            2001
-----------------------------------------------------------------------------------------------------------------------------

                                Income    Shares    Amount        Income   Shares  Amount         Income   Shares   Amount
-----------------------------------------------------------------------------------------------------------------------------
Basic EPS
  Income available to
   common stockholders          $1,401     1,900    $ 0.74        $2,728   1,920   $ 1.42         $2,722   1,958    $ 1.39
  Effect of dilutive common
   stock equivalents -
   stock options                    --        47     (0.02)           --      27    (0.02)            --      25     (0.02)
-----------------------------------------------------------------------------------------------------------------------------

Diluted EPS
  Income available to
   common stockholders
   after assumed
   conversions                  $1,401     1,947    $ 0.72        $2,728   1,947   $ 1.40         $2,722   1,983    $ 1.37
=============================================================================================================================

Notes to Consolidated Financial Statements


standing since June 30, 1999, but were not included in the computation of diluted EPS for 2002 and 2001 because these options were anti-dilutive during such periods. The options, which expire on June 30, 2009, were still outstanding at December 31, 2003.


(13)  OTHER COMPREHENSIVE INCOME

      The tax effects allocated to each component of "Other Comprehensive Income" are as follows:

                                  ------------------------------------------
                                                      Tax
                                     Before-Tax     Benefit      Net-of-Tax
(Dollars in thousands)                 Amount      (Expense)       Amount
----------------------------------------------------------------------------
Year Ended
  December 31, 2003:
Unrealized losses on securities:
  Unrealized holding losses
    arising during the period          $(1,034)     $   351      $  (683)
  Less reclassification for losses
    included in net income                 362         (123)         239
----------------------------------------------------------------------------
Other Comprehensive Income             $  (672)     $   228      $  (444)
============================================================================

Year Ended
  December 31, 2002:
Unrealized gains on securities:
  Unrealized holding gains
    arising during the period          $   412      $  (137)     $   275
  Less reclassification for gains
    included in net income                (165)          56         (109)
----------------------------------------------------------------------------
Other Comprehensive Income             $   247      $   (81)     $   166
============================================================================

Year Ended
  December 31, 2001:
Unrealized gains on securities:
  Unrealized holding gains
    arising during the period          $   771      $  (225)     $   546
  Less reclassification for gains
    included in net income                 (85)          29          (56)
----------------------------------------------------------------------------
Other Comprehensive Income             $   686      $  (196)     $   490
============================================================================


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

      Effective December 31, 2003, DNB amended its Retirement Plan so that no participants will earn additional benefits under the Plan after December 31, 2003. As a result of this amendment, no further service or compensation will be credited under the Plan after December 31, 2003. The Plan, although frozen, will continue to provide benefit payments and employees can still earn vesting credits until retirement.

      The following table sets forth the Plan's funded status, as of the measurement dates of December 31, 2003 and 2002 and amounts recognized in DNB's consolidated financial statements at December 31, 2003 and 2002:

                                                             December 31
                                                   -----------------------------
(Dollars in thousands)                                  2003             2002
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
Vested benefit obligation                             $(5,559)        $(3,823)
Accumulated benefit obligation                         (5,823)         (4,061)
--------------------------------------------------------------------------------
Plan assets at fair value                               6,307           5,103
Projected benefit obligation                           (5,823)         (5,722)
--------------------------------------------------------------------------------
Projected benefit obligation
   over plan assets                                       484            (619)
Unrecognized net asset at
   January 1, 1987 being
   amortized over 17 years                                (20)            (39)
Unrecognized net loss                                     612           1,826
--------------------------------------------------------------------------------
Prepaid pension cost
   included in other assets                           $ 1,076         $ 1,168
================================================================================

Notes to Consolidated Financial Statements


      The amounts and changes in DNB's pension benefit obligation and fair value of plan assets for the year ended December 31, 2003 are as follows:

                                               Year ended December 31
                                           -----------------------------
(Dollars in thousands)                          2003            2002
------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation at
    beginning of year                         $ 5,722         $ 5,179
     Service cost                                 343             231
     Interest cost                                424             356
     Actuarial loss                               624             139
     Curtailment                               (1,076)             --
     Benefits paid                               (214)           (183)
------------------------------------------------------------------------
   Benefit obligation at end of year          $ 5,823         $ 5,722
========================================================================

Change in plan assets
   Fair value of assets at
    beginning of year                         $ 5,103         $ 5,785
     Actual return on plan assets               1,075            (499)
     Employer contribution                        343              --
     Benefits paid                               (214)           (183)
------------------------------------------------------------------------
   Fair value of assets at end of year        $ 6,307         $ 5,103
========================================================================

      The Pension Plan's assets are invested using an asset allocation strategy in units of certain equity, bond, real estate and money market funds.

      Net periodic pension costs (benefit) for the years indicated include the following components:

                                           Year Ended December 31
                                 -----------------------------------------
(Dollars in thousands)               2003           2002           2001
--------------------------------------------------------------------------
Service cost-benefits earned
  during the period                 $ 343          $ 231          $ 216
Interest cost on projected
  benefit obligation                  424            356            304
Expected return on
  plan assets                        (436)          (499)          (523)
Amortization of unrecognized
  net asset at transition             (19)           (19)           (19)
Amortization of unrecognized
  net loss after transition           122              2             --
--------------------------------------------------------------------------
Net pension cost (benefit)          $ 434          $  71          $ (22)
==========================================================================
Assumptions used:
  Discount rate                      6.50%          7.00%          7.00%
  Rate of increase in
   compensation level                3.00           5.00           5.00
  Expected long-term rate
   of return on assets               8.50           8.50           8.50
==========================================================================

      DNB adopted an arrangement for supplemental compensation (the "Supplemental Plan") for its Chief Executive Officer (the "Executive") during 1999. The Supplemental Plan provides that the Bank and the Executive share in the rights to the cash surrender value and death benefits of a split-dollar life insurance policy (the "Split-dollar Policy") and provides for additional compensation to the Executive, equal to any income tax consequences related to the Supplemental Plan until retirement. The Split-dollar Policy is designed to provide the Executive, upon attaining age 65, with projected annual after-tax distributions of approximately $35,000, funded by loans against the cash surrender value of the Split-dollar Policy. In addition, the Split-dollar Policy is intended to provide the Executive with a projected death benefit of $750,000. Neither the insurance company nor DNB has guaranteed any minimum cash value under the Supplemental Plan. To fund the annual premium on the Split-dollar Policy and mitigate the obligations under this Plan, the Bank has purchased an additional life insurance policy on the Executive's life (the "BOLI Policy") with an initial deposit of $1.5 million ($1.8 million market value at December 31, 2003). The amount of the BOLI Policy has been calculated so that the projected increases in its cash surrender value will substantially offset the Bank's expense related to the Split-dollar Policy.


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

Notes to Consolidated Financial Statements


401(k)  plan  were  $55,000,  $57,000  and  $47,000  in  2003,  2002  and  2001,
respectively.


Profit Sharing Plan

      DNB initiated a Profit Sharing Plan for eligible employees in 2004. Under the plan, employees are immediately eligible for benefits and must be employed on the last day of each plan year to participate. DNB anticipates making a 3% year-end contribution to all eligible participants, based on W-2 wages. The plan, which calls for contributions to start in 2004, has 3-year cliff vesting.


Stock Option Plan

      DNB has a Stock Option Plan for employees and directors. Under the plan, options (both qualified and non-qualified) to purchase a maximum of 341,287 shares of DNB's common stock could be issued to employees and directors.

      Under the plan, option exercise prices must equal the fair market value of the shares on the date of option grant and the option exercise period may not exceed ten years. Vesting of options under the plan is determined by the Plan Committee. There were 19,711 and 30,552 shares available for grant at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the number of options exercisable was 156,231 and 215,020, respectively, and the weighted-average exercise price of those options was $19.32 and $17.37, respectively.

      The per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $6.58, $3.00 and $2.76 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants for the three years ended December 31:


                                           Year Ended December 31
                                ----------------------------------------
                                     2003          2002          2001
------------------------------------------------------------------------

Dividend yield                       1.29%         2.53%         3.11%
Expected volatility                 20.85         10.00         15.00
Risk-free interest rate              3.61          3.82          5.00
Expected lives (in years)            9.50          9.50          9.50
========================================================================

      DNB applies APB Opinion No. 25 in accounting for its Stock Option Plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements.

      Stock option activity is indicated below. Stock options have been adjusted for the 5% stock dividends in December of 2003, 2002 and 2001.


                                      Number       Weighted Average
                                   Outstanding      Exercise Price
-------------------------------------------------------------------
Outstanding January 1, 2001           203,859         $   15.17
  Granted                              37,514             13.56
  Exercised                           (23,295)             8.46
------------------------------------------------------------------
Outstanding December 31, 2001         218,078             15.61
  Granted                              37,515             20.45
  Exercised                           (40,573)            10.77
------------------------------------------------------------------
Outstanding December 31, 2002         215,020             17.37
  Granted                              10,841             22.69
  Exercised                           (69,630)            13.80
------------------------------------------------------------------
Outstanding December 31, 2003         156,231         $   19.32
==================================================================

      The weighted-average price and weighted average remaining contractual life for the outstanding options are listed below for the dates indicated. All outstanding options are exercisable.

                       December 31, 2003
--------------------------------------------------------------

Range of             Number            Weighted Average
Exercise Prices    Outstanding    Remaining Contractual Life
--------------------------------------------------------------
   $7.33               5,804            1.5 years
9.31-9.90              7,387            2.5 years
  14.39               11,389            3.5 years
  26.30               35,359            4.5 years
11.21-13.56           25,910            7.0 years
20.45-22.68           70,382            7.5 years
                   ---------            ---------
                     156,231            6.0 years
==============================================================


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

      DNB  had  outstanding   stand-by  letters  of  credit  in  the  amount  of
approximately  $6.0 million and unfunded loan and lines of credit com-

Notes to Consolidated Financial Statements


mitments in the amount of approximately $43.6 million at December 31, 2003. Of the $43.6 million, $42.0 million was for variable rate loans and $1.5 million was for fixed rate loans.

      These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The exposure to credit loss in the event of nonperformance by the party to the financial instrument for commitments to extend credit and stand-by letters of credit is represented by the contractual amount. Management uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Stand-by letters of credit are conditional commitments issued by DNB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risks involved in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers. DNB holds various collateral to support these commitments.

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

      DNB maintains borrowing arrangements with a correspondent bank and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, DNB has available credit of approximately $143.3 million.

      Approximately $95.2 million of assets are held by DNB Advisors in a fiduciary or agency capacity. These assets are not assets of DNB, and are not included in the consolidated financial statements.

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

(16)  PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of DNB Financial Corporation (parent company only) follows:

Condensed Statements of Financial Condition

                                             December 31
                                     ----------------------------
(Dollars in thousands)                    2003          2002
-----------------------------------------------------------------
Assets
  Cash                                  $    99        $     2
  US Treasury securities                  1,225          2,810
  Investment in subsidiary               29,177         28,530
  Other assets                              171            177
-----------------------------------------------------------------
Total assets                            $30,672        $31,519
=================================================================
Liabilities and
  Stockholders' Equity
Liabilities
  Junior subordinated debentures        $ 5,155        $ 5,155
  Other liabilities                         145            156
-----------------------------------------------------------------

Total liabilities                         5,300          5,311
-----------------------------------------------------------------

Stockholders' Equity
Total stockholders' equity               25,372         26,208
-----------------------------------------------------------------

Total liabilities and
  stockholders' equity                  $30,672        $31,519
=================================================================


Condensed Statements of Operations

                                           Year Ended December 31
                                 -----------------------------------------
(Dollars in thousands)               2003          2002           2001
--------------------------------------------------------------------------
Income:
   Equity in undistributed
     income of subsidiary           $  718        $2,118        $2,021
   Dividends from subsidiary           949           911           880
   Interest income                      --             1             1
--------------------------------------------------------------------------
   Total Income                      1,667         3,030         2,902
--------------------------------------------------------------------------

Expenses:
   Interest expense                    263           300           177
   Other expenses                        3             2             3
--------------------------------------------------------------------------
   Total expense                       266           302           180
--------------------------------------------------------------------------
Net income                          $1,401        $2,728        $2,722
==========================================================================

Notes to Consolidated Financial Statements


Condensed Statements of Cash Flows

                                               Year Ended December 31
                                   ---------------------------------------------
(Dollars in thousands)                  2003           2002             2001
--------------------------------------------------------------------------------

Cash Flows From
   Operating Activities:
Net income                            $ 1,401         $ 2,728         $ 2,722
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
     Equity in undistributed
      income of subsidiary               (718)         (2,118)         (2,021)
     Net change in other
      liabilities                         (11)            (94)            250
     Net change in other
      assets                                6               3            (335)
--------------------------------------------------------------------------------

Net Cash Provided by
   Operating Activities                   678             519             616
--------------------------------------------------------------------------------

Cash Flows From
   Investing Activities:
Purchase of available for sale
   security                            (1,225)         (2,810)         (4,625)
Sales and maturities of
   available for sale security          2,810           4,625              --
--------------------------------------------------------------------------------

Net Cash Provided (Used)
   by Investing Activities              1,585           1,815          (4,625)
--------------------------------------------------------------------------------

Cash Flows From
   Financing Activities:
Proceeds from issuance of
   long-term debt                          --              --           5,155
Purchase of treasury stock             (1,215)         (1,421)           (266)
Dividends paid                           (949)           (911)           (880)
--------------------------------------------------------------------------------

Net Cash (Used) Provided
   by Financing Activities             (2,164)         (2,332)          4,009
--------------------------------------------------------------------------------

Net Change in Cash
   and Cash Equivalents               $    99         $     2             $--
================================================================================

(17)  REGULATORY MATTERS

      Dividends payable to the Corporation by the Bank are subject to certain regulatory limitations. Under normal circumstances, the payment of dividends in any year without regulatory permission is limited to the net profits (as defined for regulatory purposes) for that year, plus the retained net profits for the preceding two calendar years, which amounted to $5.0 million for the year ended December 31, 2003.

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

Notes to Consolidated Financial Statements


                                                                                                      To Be Well
                                                                                                   Capitalized Under
                                                                           For Capital             Prompt Corrective
                                                   Actual               Adequacy Purposes         Action Provisions
----------------------------------------------------------------------------------------------------------------------

(Dollars in thousands)                        Amount      Ratio         Amount      Ratio         Amount      Ratio
----------------------------------------------------------------------------------------------------------------------
DNB Financial Corporation
December 31, 2003:
   Total risk-based capital                  $32,810     12.66%        $20,725      8.00%        $25,906      10.00%
   Tier 1 capital                             29,555     11.41          10,362      4.00          15,544       6.00
   Tier 1 (leverage) capital                  29,555      7.23          16,341      4.00          20,427       5.00
----------------------------------------------------------------------------------------------------------------------

December 31, 2002:
   Total risk-based capital                  $34,332     13.56%        $20,249      8.00%        $25,311      10.00%
   Tier 1 capital                             31,151     12.31          10,124      4.00          15,186       6.00
   Tier 1 (leverage) capital                  31,151      8.22          15,157      4.00          18,946       5.00
======================================================================================================================

Downingtown National Bank
December 31, 2003:
   Total risk-based capital                  $31,459     12.15%        $20,716      8.00%        $25,895      10.00%
   Tier 1 capital                             28,206     10.89          10,358      4.00          15,537       6.00
   Tier 1 (leverage) capital                  28,206      6.91          16,322      4.00          20,402       5.00
----------------------------------------------------------------------------------------------------------------------

December 31, 2002:
   Total risk-based capital                  $31,498     12.45%        $20,237      8.00%        $25,296      10.00%
   Tier 1 capital                             28,319     11.19          10,118      4.00          15,178       6.00
   Tier 1 (leverage) capital                  28,319      7.48          15,147      4.00          18,934       5.00
======================================================================================================================


Independent Auditors' Report


KPMG LLP [LETTERHEAD]

The Board of Directors and Stockholders
DNB Financial Corporation:


      We have audited the accompanying consolidated statements of financial condition of DNB Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNB Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

January 22, 2004
Philadelphia, PA

DNB Financial Corporation and Subsidiary


Dnb Financial                     Downingtown
Corporation                       National Bank

Directors                         Officers                                 Departments
William S. Latoff
Chairman                          Henry F. Thorne                          Marjorie Bowen-O'Brien
                                  President and CEO                        Asst. Controller
James H. Thornton
Vice Chairman                     William J. Hieb                          William W. Brown
                                  Executive Vice President/                Vice President/Data Processing
Thomas R. Greenleaf               Chief Operating Officer
James J. Koegel                                                            Elizabeth A. Cook
Joseph G. Riper                   Ronald K. Dankanich                      Asst. Vice President/Marketing Manager
Eli Silberman                     Senior Vice President/
Louis N. Teti                     Operations and Secretary                 Amelia M. Crossett
Henry F. Thorne                                                            Vice President/Commercial Lending
                                  Eileen M. Knott
Directors Emeritus                Senior Vice President/Audit              Lisa A. Donnon
Ellis Y. Brown, III                                                        Asst. Vice President/Commercial Lending
Robert J. Charles                 Kenneth R. Kramer
I. Newton Evans, Jr.              Senior Vice President/                   Dominick A. Frederick
Vernon J. Jameson                 Leasing and Consumer Lending             Vice President/Central Operations
Ilario S. Polite
                                  Kristen J. LaDow                         Charles H. Fulton
Officers                          Senior Vice President/                   Asst. Vice President/Consumer Lending
Henry F. Thorne                   Senior Loan Officer
President and CEO                                                          Marilyn K. Harris
Ronald K. Dankanich               Bruce E. Moroney                         Asst. Vice President/Lending
Secretary                         Senior Vice President and CFO
Bruce E. Moroney                                                           Denise Lindsay
Chief Financial Officer           Richard M. Wright                        Vice President/Controller
                                  Senior Vice President/
                                  Retail Banking                           Timothy J. Mahan
                                                                           Asst. Vice President/Loan Operations
                                                                           Manager/Compliance Officer

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

                                                                           Tracy E. Panati
                                                                           Asst. Vice President/Human Resources

                                                                           Michael E. Rist
                                                                           Asst. Vice President/Commercial Lending

                                                                           Barry A. Schmidt
                                                                           Vice President/Commercial Lending and Cash Management

                                                                           Kimberly L. Schneider
                                                                           Asst. Vice President/Lending

                                                                           Genevieve M. Vanwijk
                                                                           Asst. Vice President/Commercial Lending

                                                                           Charles E. Wuertz
                                                                           Vice President/Commercial Lending


Corporate Headquarters                                          Community Offices
4 Brandywine Avenue
Downingtown, PA 19335                                           Wanda G. Mize
Tel. 610-269-1040 Fax 610-873-5298                              Vice President/Branch Administrator
Internet http://www.dnb4you.com
                                                                Joseph J. Bucciaglia
Financial Information                                           Assistant Vice President and Market Manager
Investors,  brokers, security analysts and others
desiring financial information should contact                   Sandra L. Mattern
Bruce Moroney at 610-873-5253 or                                Assistant Vice President and Market Manager
bmoroney@dnb4you.com
                                                                Clifford S. Purse
Auditors                                                        Assistant Vice President and Market Manager
KPMG LLP
1601 Market Street                                              Main Office  610-873-5261
Philadelphia, PA 19103-2499                                     East End Office  610-269-3800
                                                                   Christine M. Beam
Counsel                                                            Assistant Vice President and
Stradley, Ronon, Stevens and Young, LLP                            Branch Office Manager
30 Valley Stream Parkway
Malvern, PA 19355                                               Caln Office  610-383-7562
                                                                Little Washington Office  610-942-3666
Registrar and Stock Transfer Agent                              Tel Hai Office  610-273-7233
Registrar and Transfer Company                                     John R. Rode
10 Commerce Drive                                                  Vice President and Branch Office Manager
Cranford, NJ  07016
800-368-5948                                                    Kennett Square Office  610-444-4350
                                                                   C. Ray Cornell
Market Makers                                                      Assistant Vice President and
Ferris, Baker Watts, Inc.  800-638-7411                            Branch Office Manager
Boenning & Scattergood, Inc.  800-842-8928
Janney Montgomery Scott, Inc.  800-526-6397                     Lionville Office  610-363-7590
                                                                Exton Office  610-363-7098
DNB Leasing                                                        Dorothy A. Cook
610-873-4025                                                       Branch Office Manager

Kenneth R. Kramer                                               Ludwig's Corner Office  610-458-5100
Senior Vice President                                              Robin M. DiMattei
                                                                   Branch Office Manager
DNB Advisors & DNB Financial Services
610-269-4657                                                    West Goshen Office  610-429-5860
                                                                   Rennae Gushanas
Cheryl T. Burkey                                                   Branch Office Manager
Vice President/Senior Trust Officer

Jennifer C. Calabro
Financial Relationship Manager

Andrew J. Mone
Vice President, Financial Consultant


52